Filed with the Securities and Exchange Commission on January 19, 2007
Registration No. 333-138239

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GRUPO SIMEC, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

GROUP SIMEC
(Translation of Registrant’s name into English)

United Mexican States	3312	None
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, Mexico 44440
(5233) 1057-5757
(Address and telephone number of Registrant’s principal executive office)

Republic Engineered Products
3770 Embassy Parkway
Akron, Ohio 44333-8367
(800) 232-7157
(Name, address and telephone number of agent for service)

Copies to:
Marc M. Rossell, Esq.		Michael L. Fitzgerald, Esq.
Walter G. Van Dorn, Jr., Esq.		Taisa Markus, Esq.
Thacher Proffitt & Wood LLP		Milbank, Tweed, Hadley & McCloy LLP
Two World Financial Center		One Chase Manhattan Plaza
New York, New York 10281		New York, New York 10005
(212) 912-7400		(212) 530-5000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
______________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 19, 2007

PROSPECTUS

Grupo Simec, S.A.B. de C.V.

52,173,915 SERIES B COMMON SHARES

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

____________

We are selling          series B shares in the form of American depositary shares, or ADSs, in an international offering. Concurrently, we are selling           series B shares in an offering in Mexico. Each ADS represents the right to receive three series B shares. The ADSs will be evidenced by American depositary receipts, or ADRs. The ADSs offered in the international offering may be delivered in the form of series B shares. The offering price and underwriting discounts and commissions in the international offering and the offering in Mexico will be substantially equivalent. We have granted the underwriters and the Mexican underwriters options to purchase up to an aggregate 7,826,085 additional series B shares, in each case, to cover over-allotments.

The ADSs are listed on the American Stock Exchange under the symbol “SIM”, and the series B shares are listed on the Mexican Stock Exchange under the symbol “SIMEC.B”. On January 16, 2007, the last reported sales price of the ADSs on the American Stock Exchange was $13.84 per ADS, and the last reported sales price of the series B shares on the Mexican Stock Exchange was Ps. 51.02 per series B share.
____________

Investing in the ADSs and series B shares involves risks. See “Risk Factors” beginning on page 16.
____________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
________________

	Per series B share	Per ADS	Total
Public Offering Price	Ps.	$	$
Underwriting Discount	Ps.	$	$
Proceeds to Grupo Simec, S.A.B. de C.V. (before expenses)	Ps.	$	$

The underwriters expect to deliver the ADSs and series B shares to purchasers on or about              , 2007.
____________

Citigroup

Co-Manager
Morgan Stanley

  , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is accurate only as of the date of this prospectus.
___________

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursatil de capital variable) organized under the laws of the United Mexican States. Prior to October 24, 2006, our name was Grupo Simec, S.A. de C.V. (sociedad anónima de capital variable). Our name change resulted from the recent amendment to our by-laws incorporating the provisions required by the Mexican Securities Market Law.

We publish our financial statements in Mexican pesos and pursuant to accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 19 to our audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and Note 16 to our unaudited condensed consolidated financial statements for the six-month period ended June 30, 2006 provide a summary of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business, along with a reconciliation to U.S. GAAP of net income and stockholders’ equity, and statements of changes in stockholders’ equity and, for the unaudited condensed consolidated financial statements, of cash flows under U.S. GAAP.

Our audited financial statements and all other financial information contained herein with respect to the years ended December 31, 2005, 2004 and 2003 are presented in constant pesos with purchasing power as of June 30, 2006, unless otherwise noted. Our unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2006, which include comparative unaudited financial information for the six-month period ended June 30, 2005, and all other financial information presented herein with respect to the six-month periods ended June 30, 2006 and 2005 are presented in constant pesos with purchasing power as of June 30, 2006.

We have announced our unaudited results of operations for the nine months ended September 30, 2006. For a description of these unaudited results, see Exhibit I beginning on page I-1. Since we have presented the unaudited financial information set forth in Exhibit I in pesos of constant purchasing power as of September 30, 2006, it is not directly comparable to the financial information presented elsewhere in this prospectus, which unless otherwise stated, we have presented in pesos of constant purchasing power as of June 30, 2006. The financial information presented elsewhere in this prospectus stated in pesos of constant purchasing power as of June 30, 2006 would require the application of a restatement factor of 1.018 for such financial information to be comparable with the unaudited financial information presented in Exhibit I. We do not believe that the application of such factor represents a material change in the purchasing power of the Mexican peso during this period.

In August 2004, we and our subsidiary, Compañía Siderúrgica de California, S.A. de C.V. acquired certain of the Mexican assets of Industrias Ferricas del Norte, S.A. (Corporación Sidenor of Spain or “Grupo Sidenor”). These assets consisted of steel production facilities in Apizaco and Cholula (the “Atlax Acquisition”). The purchase price of these assets was approximately U.S.$120 million. Our consolidated financial statements reflect the Atlax Acquisition as of August 1, 2004. We consummated the Atlax Acquisition on August 9, 2004. We have not included separate financial information relating to the Atlax Acquisition in this prospectus.

In July 2005, we and our controlling shareholder, Industrias CH, S.A.B. de C.V. (“Industrias CH”), acquired 100% of the stock of PAV Republic, Inc. (“Republic”), a producer of special bar quality (“SBQ”) steel in the United States. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep Corporation (“SimRep”), and Industrias CH purchased the remaining 49.8% through its minority ownership interest in SimRep.

We have included in this prospectus the audited consolidated financial statements of Republic for the year ended December 31, 2004 and for the period from January 1, 2005 through July 22, 2005 prepared in accordance with U.S. GAAP. We also have included in this prospectus unaudited pro forma condensed combined statements of income reflecting our and Republic’s combined accounts on a pro forma basis for the year ended December 31, 2005 and for the six-month period ended June 30, 2005. These pro forma financial statements are unaudited and may not be indicative of the results of operations that we actually would have achieved had we acquired Republic at the beginning of the periods presented and do not purport to be indicative of future results. We have prepared these unaudited pro forma condensed combined statements of income in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP and included a reconciliation to U.S. GAAP net income.

Certain market data and other statistical information used throughout this prospectus are based on third party sources, and other data is based on estimates, which are derived from our review of internal surveys, as well as independent sources.  Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

References in this prospectus to “dollars”, “U.S. dollars”, “$” or “U.S.$” are to the lawful currency of the United States. References in this prospectus to “pesos”, “Pesos” or “Ps.” are to the lawful currency of Mexico. References to “tons” in this prospectus refer to metric tons; a metric ton equals 1,000 kilograms or 2,204 pounds. We publish our financial statements in Pesos.

The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished round square and hexagonal steel bars that generally contain higher proportions of alloys than lower quality grades of steel. SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

This prospectus contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 11.3973 per U.S.$1.00, the interbank transactions rate in effect on June 30, 2006. On January 16, 2007, the interbank transactions rate for the Peso was Ps. 10.992 per U.S.$1.00.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Exchange Rates

Year Ended December 31	High	Low	Average (1)	Period End
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006

July 2006	11.18	10.87	10.98	10.92
August 2006	11.02	10.74	10.87	10.91
September 2006	11.10	10.84	10.99	10.98
October 2006	11.06	10.71	10.89	10.77
November 2006	11.05	10.75	10.91	11.01
December 2006	10.99	10.77	10.85	10.80

2007
January 2007(2)	11.02	10.77	10.93	10.99
(1) Average of month-end or period-end rates or daily rates, as applicable.
(2) Through January 16, 2007.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, including the series B shares and, as a result, will likely affect the market price of the ADSs. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos on series B shares represented by ADSs.

SUMMARY

This section summarizes selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This prospectus includes specific terms of the ADSs and the series B shares that we are offering, as well as information regarding our business and detailed financial information. You should carefully review the entire prospectus, including the risk factors, the financial statements and the notes related thereto and the other documents to which this prospectus refers, before making an investment decision.

Unless the context requires otherwise, when used in this prospectus, the terms “we”, “our” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries.

Our Company

We are a diversified manufacturer, processor and distributor of special bar quality (“SBQ”) steel and structural steel products with production and commercial operations in the United States, Mexico and Canada.

We believe that we are the leading producer of SBQ products in North America, with leading market positions in both the United States and Mexico and that we offer the broadest SBQ product range in those markets today. We also believe that we are the leading producer of structural and light structural steel products in Mexico and have an increasing presence in the U.S. market. In the first half of 2006, almost all of our consolidated sales were in the North American market, 27.9% in Mexico, 71.9% in the United States and Canada. The remaining 0.2% of our consolidated sales were exports to other markets outside North America.

Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants. The quality of our products and services, together with the cost advantage generated by our facility locations has allowed us to develop long standing relationships with most of our SBQ clients, which include U.S. and Mexico based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and southwest California with a significant advantage in the cost of freight.

In Mexico, the United States and Canada, we own and operate ten state of the art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 3.4 million tons and a combined annual installed rolling capacity of 2.9 million tons. We operate both mini-mill and integrated steel making facilities, which gives us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for our mini-mills and iron ore for our blast furnace).

In the first half of 2006, we had net sales of Ps. 11.9 billion, marginal profit of Ps. 2.2 billion and net income attributable to majority interest of Ps. 1.3 billion. In 2005, we had net sales of Ps. 13.0 billion, marginal profit of Ps. 2.6 billion and net income attributable to majority interest of Ps. 1.3 billion.

The chart outlines our corporate structure:

Chart below

(1)   Includes the following non-operating subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%), Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%), Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (99.99%), Industrias del Acero y del Alambre, S.A. de C.V. (99.99%), Procesadora Mexicali, S.A. de C.V. (99.99%), Servicios Simec, S.A. de C.V. (100%), Sistemas de Transporte de Baja California, S.A. de C.V. (100%), Operadora de Metales, S.A. de C.V. (100%), Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%), Arrendadora Simec S.A. de C.V. (100%), Controladora Simec S.A. de C.V. (100%) and Compañía Siderúrgica de Guadalajara S.A. de C.V. (100%).
(2)   Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco, Mexicali, Baja California, and Apizaco, Tlaxcala, and a cold finishing facility in Cholula, Puebla.
(3)   The remaining 49.8% of SimRep Corporation is owned by our controlling shareholder, Industrias CH, S.A.B. de C.V.
(4)   SimRep owns 100% of Republic Engineered Products through its 100% interest in PAV Republic Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio, a steel-making and hot-rolling facility in Lorain, Ohio, a hot-rolling facility in Lackawanna, New York, and cold finishing facilities in Massillon, Ohio, Gary, Indiana, and Hamilton, Ontario, Canada.

Our Competitive Strengths

We believe the following are our principal competitive strengths:

Leading SBQ producer in North America.

We believe we have been the leading market producer and supplier of SBQ steel in Mexico since August 2004 and in the United States since July 2005. In 2005, we supplied approximately 28% of the Mexican market and 20% of the U.S. market.

Higher value-added product mix.

To maximize operating margins, we focus our production on higher value-added SBQ products, which represented 79% of our total sales in the first six months of 2006.

Long-standing customer relationships.

Our SBQ products are highly engineered and tailored to specific client needs. We continuously work with our clients on design engineering and new product development to meet the requirements of their evolving platforms. We believe that the quality of our products and services allows us to develop long lasting direct relationships with the largest end-users of SBQ products in North America, which, we believe, increases switching costs and improves our competitive position.

Reduced price volatility.

The quality requirements of the majority of our SBQ clients and the nature of our relationships have allowed us to implement favorable pricing policies that include annual price revisions and price adjustments based on the price of key inputs such as scrap, iron ore, energy, alloys and other key raw materials. These contribute to maintaining operating margins against raw material price fluctuations relatively stable.

Competitive cost structure.

We believe our cost structure is highly favorable due to our:

•	Competitive cost of raw materials. We believe our centralized purchasing strategy and strong financial position allow us to obtain favorable terms from our raw materials suppliers.

•	Low freight expenses. We believe the strategic location of our facilities allows us to serve our SBQ steel and other clients with lower distribution and freight costs than most of our competitors.

•
Relatively low cost of labor in Mexico. Our Mexican operations benefit from the relatively lower cost of labor in the Mexican market compared to the United States. In addition, our Mexican, U.S. and Canadian operations do not currently have any significant legacy liabilities or their associated costs.

•
Favorable labor agreement in the United States. The labor agreement in place in our U.S. operations has eliminated legacy costs and enhances our ability to maximize workforce flexibility, allowing us to reduce production costs.

•	Lean operational structure and overhead cost. We maintain non-operating costs at low levels by relying on a lean and cost efficient overhead structure.

State-of-the-art production facilities.

We have recently completed the revamping of our mini-mill steel-making facility in Canton, Ohio including the installation of a new continuous caster. We believe that our remaining steel making and processing facilities in Mexico and the United States are among the most modern and well maintained in North America.

Extensive track record of profitable growth.

Over the last two years we have significantly increased our installed capacity through the acquisition of Republic and of plants in Tlaxcala and Cholula, Mexico. As a result of these acquisitions, organic growth and operational improvements, we have increased our installed capacity from 0.7 million tons as of December 31, 2003 to 3.4 million tons of crude steel as of June 30, 2006.

Significant organic growth opportunities.

Our liquid steel making capacity exceeds our rolling and finished steel capacity, which allows us to continue increasing our finished product capacity through comparatively low levels of capital investments. We intend to pursue this option and plan to invest approximately U.S.$250 million in a rolling mill with an annual capacity of 600,000 tons in our facilities. We also intend to explore expanding our liquid steel-making facilities in Lorain, Ohio by bringing an existing second blast furnace online at a cost significantly lower than that of purchasing a new blast furnace with the same capacity.

Solid financial position.

We seek to maintain a conservative capital structure and prudent leverage levels. We currently have no significant financial debt or significant legacy liabilities. We believe that these factors, combined with our strong cash flow generation, provide us with the financial flexibility and resources to continue to pursue growth enhancing initiatives.

Experienced and committed management team.

Our management team has extensive experience in, and knowledge of, the North American steel industry and in evaluating, pursuing and completing both strategic and organic growth opportunities as well as a track-record of increasing productivity and reducing costs.

Our Business Strategy

We intend to consolidate further our position as a leading producer, processor and distributor of SBQ steel in North America and structural steel in Mexico. We also intend to expand our overall presence in the steel industry by identifying and pursuing growth opportunities and value enhancing initiatives. Our strategy includes:

Further integrating our operations.

We intend to continue the integration of our Mexican, U.S. and Canadian operations to capitalize on the commercial and cost related synergies contemplated at the time of the Atlax Acquisition in 2004 and the acquisition of Republic in 2005.

Improving our cost structure.

We have substantially reduced our operating cost and non-operating expenses and plan to continue to do so by reducing overhead expenses and operating costs through sharing best practices among our operating facilities and maintaining a conservative capital structure.

Focusing on high margin and value-added products.

We prioritize the production of high margin steel products over volume and utilization levels. We plan to continue to base our production decisions on achieving relatively high margins.

Building on our strong customer relationships.

We intend to strengthen our long-standing customer relationships by maintaining strong customer service and proactively responding to changing customer needs.

Pursuing strategic growth opportunities.

We have successfully grown our business by acquiring, integrating and improving under- performing operations. In addition, we intend to continue in pursuit of acquisition opportunities that will allow for disciplined growth of our business and value creation for our shareholders. We also intend to pursue organic growth by reinvesting the cash that our operating activities generate to expand the capacity and increase the efficiency of our existing facilities.

Risks Related to Our Business

Our business is subject to certain risks that could impact our competitive position and strengths, as well as our ability to execute our business strategy. Many of these risks are beyond our control, such as factors affecting the global demand for steel products, our exposure to the fluctuations in the cost of raw materials, our dependence on a limited number of key suppliers of raw materials and the cyclical nature of the industries and markets that we serve. Furthermore, these risks include those generally associated with being a producer of steel products in Mexico, the United States and Canada, including foreign exchange exposure and political risk. Intense competition from other steel producers could reduce our market share in the countries where we operate, and the capital intensive nature of the steel industry. Our dependence on the availability of capital resources to continue to modernize and upgrade our facilities and to expand our operations could affect the implementation of our strategy. For additional risks relating to our business and this offering, see “Risk Factors” beginning on page 16 of this prospectus.

The Offering

Issuer	Grupo Simec, S.A.B. de C.V.

Securities offered	A total of 52,173,914 series B shares which include series B shares in the form of ADSs in an international offering and series B shares in an offering in Mexico.

Public offering price per series B share	Ps.

Public offering price per ADS	$

International offering	The underwriters are offering an aggregate amount of series B shares in the form of ADSs in the United States and other countries outside of Mexico.

Mexican offering	Simultaneously with the international offering, the Mexican underwriters are offering an aggregate amount of series B shares in a public offering in Mexico.

ADSs
Each ADS represents three series B shares. The ADSs will be evidenced by American depositary receipts, or ADRs, issued under the deposit agreement. ADRs are certificates that evidence ADSs, just as share certificates evidence a holding of shares in a company. See “Description of American Depositary Receipts”.

Trading market for series B shares	The series B shares are listed on the Mexican Stock Exchange under the symbol “SIMEC.B”.

Trading market for ADSs	The ADSs are listed on the American Stock Exchange under the symbol “SIM”.

Use of proceeds
We expect to use the net proceeds from the sale of the ADSs and series B shares for general corporate purposes, including investments in fixed assets aimed at increasing our installed capacity in our core business as well as potential acquisitions intended to increase our market share and complement our business strategy.

Depositary	The Bank of New York

Expected offering timetable	Expected pricing date: February ● , 2007 Expected closing date: February ● , 2007

Settlement
Settlement of the series B shares will be made through the book-entry system of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“INDEVAL”). Settlement of the ADSs will be made through the book-entry system of The Depository Trust Company, or DTC.

Lock-up provision
We, our officers and directors and our principal shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representative of the underwriters, dispose of or hedge any series B shares or any securities convertible into or exchangeable for our series B shares. The representative of the underwriters, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. See “Underwriting”.

Voting rights
Each series B share will entitle the holder to one vote at any shareholders’ meeting. ADS holders may instruct the depositary how to exercise the voting rights of the shares represented by the ADSs. For the benefit of ADS holders, we have agreed to notify the depositary of any shareholders’ meetings, and the depositary has agreed to mail notices of these meetings to ADS holders and explain the procedures necessary to exercise voting rights. See “Description of American Depositary Receipts” and “Description of Capital Stock” for a discussion of the depositary's role, our agreement with the depositary and your voting rights.

Dividend policy	We have not paid dividends in the past and currently do not intend to pay dividends in the near future. See “Dividends and Dividend Policy”.

Taxation
Under current Mexican law, dividends paid to holders who are not residents of Mexico for tax purposes, and sales of ADSs by ADS holders who are not residents of Mexico for tax purposes, are not subject to any Mexican withholding or other similar tax. See “Taxation” for a discussion of Mexican tax issues related to payment of dividends and disposition of the series B shares or the ADSs.

Risk Factors
Investing in the ADSs and series B shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in the series B shares or the ADSs.

Summary Consolidated Financial Information

The following tables present our summary consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and Note 16 to our unaudited condensed consolidated financial statements for the six-month period ended June 30, 2006 provide a summary of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business, along with a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and, for the unaudited condensed consolidated financial statements, a statement of cash flows under U.S. GAAP.

Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders’ equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited financial statements and all other financial information contained herein with respect to the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are accordingly presented in constant pesos with purchasing power as of June 30, 2006, unless otherwise noted. Our unaudited condensed interim financial statements for the six-month period ended June 30, 2006, which include comparative unaudited financial information for the six-month period ended June 30, 2005, and all other financial information presented herein with respect to the six-month periods ended June 30, 2006 and 2005 are presented in constant pesos with purchasing power as of June 30, 2006. Our results of operations for the six-month period ended June 30, 2006 are not necessarily indicative of our expected results of operations for the year ended December 31, 2006 and should not be construed as such.

The financial information includes the consolidation of Republic from July 22, 2005 and the consolidation of the Atlax Acquisition from August 1, 2004. Period to period comparison of our results of operations and financial condition is made more difficult as a result of the inclusion of financial information relating to the acquisition of Republic only from July 22, 2005 and of financial information relating to the Atlax Acquisition only from August 1, 2004.

We have derived the selected financial and operating information set forth below in part from our consolidated financial statements, which have been reported on by KPMG Cárdenas, Dosal, S.C. for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 and by Mancera S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm for the fiscal year ended December 31, 2005. In so doing, Mancera, S.C. has relied on the audited consolidated financial statements of our subsidiary SimRep and its subsidiaries, reported on by BDO Hernández Marrón y Cía., S.C., a member firm of BDO International.

  For unaudited selected consolidated financial information as of September 30, 2006 and for the nine month periods ended September 30, 2005 and 2006, and a discussion of our unaudited financial results for the nine month periods ended September 30, 2005 and 2006, which are presented in pesos of constant purchasing power as of September 30, 2006, see Exhibit I to this prospectus. Since the unaudited financial information set forth in Exhibit I is presented in pesos of constant purchasing power as of September 30, 2006, it is not directly comparable to the financial information presented elsewhere in this prospectus, which unless otherwise stated, is presented in pesos of constant purchasing power as of

June 30, 2005. The financial information presented elsewhere in this prospectus stated in pesos of constant purchasing power as of June 30, 2006 would require the application of a restatement factor of 1.018 for such financial information to be comparable with the unaudited financial information presented in Exhibit I. We do not believe that the application of such factor represents a material change in the purchasing power of the Mexican peso during this period.

	Year Ended December 31,						Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005(1)	2005	2006	2006(1)
	(Millions of constant June 30, 2006 pesos)					(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
	(except per share and per ADS data)
Income Statement Data:
Mexican GAAP:

Net sales	2,288	2,403	3,047	5,910	12,967	1,138	3,574	11,912	1,045
Direct cost of sales	1,536	1,608	2,002	3,435	10,371	910	2,327	9,682	849
Marginal profit	752	795	1,045	2,475	2,596	228	1,247	2,230	196
Indirect manufacturing, selling, general and administrative expenses	376	327	308	371	692	61	244	462	41
Depreciation and amortization	160	177	199	222	326	29	131	202	18
Operating income	216	291	538	1,882	1,578	138	872	1,566	137
Financial income (expense)	6	(141)	(27)	(38)	(145)	(13)	(35)	45	4
Other income (expense), net	73	(41)	(32)	(38)	55	5	8	33	3
Income before taxes, employee profit sharing and minority interest	295	109	479	1,806	1,488	131	845	1,644	144
Income tax expense and employee profit sharing	19	(25)	159	344	191	17	98	105	9
Net income (loss)	276	134	320	1,462	1,297	114	747	1,539	135
Minority interest	0	0	0	0	17	2	0	193	17
Majority interest	276	134	320	1,462	1,280	112	747	1,346	118
Net income per share	2	0.4	1	4	3	0.27	2	3	0.28
Net income per ADS (2)	5	1	3	11	9	0.81	6	10	0.84
Weighted average shares outstanding (thousands)(5)	164,448	299,901	357,159	398,916	413,790		405,209	419,451
Weighted average ADSs outstanding (thousands)	54,816	99,967	119,053	132,972	137,930		135,070	139,817
U.S. GAAP including effects of inflation:
Net sales	2,288	2,403	3,048	5,911	12,967	1,138	3,573	11,912	1,045
Direct cost of sales	1,530	1,612	2,007	3,429	10,375	910	2,329	9,594	842
Marginal profit	758	791	1,041	2,482	2,592	228	1,244	2,318	203
Operating income(4)	200	255	544	1,865	1,544	135	875	1,660	146
Financial income (expense)	7	(141)	(27)	(38)	(145)	(13)	(35)	45	4
Other income (expense), net	657	(74)	(32)	(4)	93	8	8	33	3
Income before taxes, employee
profit sharing and minority interest	864	40	485	1,823	1,492	130	848	1,737	152
Income tax expense (income)	69	(182)	207	389	197	17	102	118	10
Income before minority interest	795	222	278	1,434	1,295	113	746	1,619	142
Minority interest	0	0	0	0	17	1	0	193	17
U.S. GAAP Adjustment on minority interest	0	0	0	0	0	0	0	40	3
Net Income	795	222	278	1,434	1,278	112	746	1,386	125
Income per share (5)	5	1	1	4	3	0.27	2	3.3	0.30
Income per ADS	14	2	2	11	9	0.81	6	10	0.89

Balance Sheet Data:
Mexican GAAP:
Total assets	5,557	5,035	6,570	9,306	14,588	1,280	9,531	16,439	1,442
Total long-term liabilities(3)	803	881	1,153	1,513	2,244	197	1,439	2,003	176
Total stockholders’ equity	3,338	4,089	5,062	6,848	9,628	845	7,368	11,902	1,044

Year Ended December 31,						Six Months Ended June 30,
2001	2002	2003	2004	2005	2005(1)	2005	2006	2006(1)
(Millions of constant June 30, 2006 pesos)					(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
(except per share and per ADS data)

U.S. GAAP including effects of inflation:
Total assets	6,507	6,228	6,497	9,173	14,796	1,298	9,548	16,421	1,441
Total long-term liabilities(3)	803	914	1,097	1,476	2,303	202	1,426	1,974	173
Total stockholders’ equity	3,949	4,338	5,045	6,752	7,969	699	7,442	9,613	843

Other Data:
Mexican GAAP:
Capital expenditures	46	10	65	1,285	503	44	6	167	15
Adjusted EBITDA(6)	376	468	737	2,104	1,904	167	1,003	1,768	155
Depreciation and amortization from continuing operations	160	177	199	222	326	29	131	202	18
Working capital	(560)	(11)	1,023	1,968	4,063	356	2,907	5,854	514

Operational information:
Annual installed capacity (thousands of tons)	730	730	730	1,210	2,847		1,210	2,902
Tons shipped	561	609	628	773	1,708		524	1,369
Mexico	512	529	547	676	899		449	461
United States, Canada and others	49	80	81	97	809		75	908
SBQ steel	78	78	63	168	923		170	997
Structural and other steel products	483	531	565	605	785		352	372
Per ton:
Net sales per ton	4,080	3,943	4,851	7,644	7,591	666	6,825	8,699	763
Cost of sales per ton	2,740	2,639	3,187	4,442	6,072	533	4,443	7,070	620
Operating income per ton	385	476	857	2,435	924	81	1,666	1,144	100
Adjusted EBITDA per ton	670	767	1,174	2,722	1,115	98	1,916	1,291	113
Number of employees	1,386	1,333	1,288	2,018	4,360		1,975		4,340

(1)   Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 11.3973 per $1.00, the interbank transactions rate in effect on June 30, 2006.
(2)   Following our stock split effective May 30, 2006, one ADS represents three series B shares; previously one ADS represented one series B share.
(3)   Total long-term liabilities include amounts relating to deferred taxes.
(4)   Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 38 million due to the cancellation of technical assistance.
(5)   For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 13(a) to the audited financial statements.
(6)   Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. In making such comparisons, however, you should bear in mind that adjusted EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that (i) it does not include taxes, which are a necessary and recurring part of our operations; (ii) it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs; (iii) it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and (iv) it does not include other income and expenses that are part of our net income. Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Year Ended December 31,						Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005(1)	2005	2006	2006(1)
	(Millions of constant June 30, 2006 pesos)					(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
	(except per share and per ADS data)

Mexican GAAP:
Net income	276	134	320	1,462	1,297	114	747	1,539	135
Depreciation and amortization	160	177	199	222	326	28	131	202	18
Financial income (expense)	6	(141)	(27)	(38)	(145)	(13)	(35)	45	4
Income tax expense and employee profit sharing	19	(25)	159	344	191	17	98	105	9
Other income (expense)	73	(41)	(32)	(38)	55	5	8	33	3
Adjusted EBITDA	376	468	737	2,104	1,904	167	1,003	1,768	155

SUMMARY PRO FORMA COMBINED FINANCIAL INFORMATION

The following tables present our and Republic’s unaudited pro forma condensed combined pro forma financial information reflecting our and Republic’s combined accounts on a pro forma basis as of and for the periods indicated.

Also included in this prospectus, beginning on Page F-153, are unaudited pro forma condensed combined statements of income reflecting our and Republic’s combined accounts on a pro forma basis for the year ended December 31, 2005 and for the six-month period ended June 30, 2005.

All pro forma financial information included in this prospectus is unaudited and may not be indicative of the results of operations that actually would have been achieved had we acquired Republic at the beginning of the periods presented and do not purport to be indicative of future results. The information in the following tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The unaudited pro forma condensed combined financial information is prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP.

For additional information regarding financial information presented in this prospectus, see “Presentation of Financial and Other Information”.

	Pro Forma			Actual
	Year Ended December 31,		Six Months Ended June 30,
	2005	2005(1)	2005	2006	2006(1)
	(Millions of constant June 30, 2006 pesos)	(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
	(except per share and per ADS data)
Income Statement Data:
Mexican GAAP:
Net sales	22,380	1,964	12,388	11,912	1,045
Direct cost of sales	18,556	1,628	9,987	9,682	849
Marginal profit	3,824	336	2,401	2,230	196
Indirect manufacturing, selling, general and administrative expenses	1,246	109	707	462	41
Depreciation and amortization	339	30	144	202	18
Operating income	2,239	196	1,550	1,566	137
Financial income (expense)	(234)	(21)	(120)	45	4
Other income (expense), net	45	4	34	33	3
Income before taxes, employee profit sharing and minority interest	2,050	180	1,464	1,644	144
Income tax expense and employee profit sharing	390	34	323	105	9
Net income (loss)	1,660	146	1,141	1,539	135
Minority interest	198	17	196	193	17
Majority interest	1,462	128	945	1,346	118
Net income per share	4	0.31	2	3	0.28
Net income per ADS (2)	11	0.93	7	10	0.84
Weighted average shares outstanding (thousands)(5)	413,790		405,209	419,451

Pro Forma			Actual
Year Ended December 31,		Six Months Ended June 30,
2005	2005(1)	2005	2006	2006(1)
(Millions of constant June 30, 2006 pesos)	(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
(except per share and per ADS data)

Weighted average ADSs outstanding (thousands)	137,930		135,070	139,817
U.S. GAAP including effects of inflation:
Net sales	22,380	1,964	12,388	11,912	1,045
Operating income(4)	2,239	196	1,550	1,660	146
Minority interest	198	17	196	193	17
Net Income	1,462	128	945	1,386	122
Income per share (5)	4	0.37	2	3	0.29
Income per ADS	11	0.93	7	10	0.87

Other Data:
Mexican GAAP:
Capital expenditures	503	5	6	167	15
Adjusted EBITDA(6)	2,578	226	1,694	1,768	155
Depreciation and amortization from continuing operations	339	30	144	202	18

Operational information:
Annual installed capacity (thousands of tons)	2,847		2,847	2,902
Tons shipped	2,683		1,400	1,369
Mexico	910		449	461
United States, Canada and others	1,773		951	908
SBQ steel	1,936		1,047	997
Structural and other steel products	747		352	372
Per ton:
Net sales per ton	8,341	732	8,849	8,699	763
Cost of sales per ton	6,916	607	7,134	7,070	620
Operating income per ton	835	73	1,107	1,144	100
Adjusted EBITDA per ton	961	84	1,210	1,291	113
Number of employees	4,360		1,975	4,340

(1)   Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 11.3973 per $1.00, the interbank transactions rate in effect on June 30, 2006.
(2)   Following our a stock split effective May 30, 2006, one ADS represents three series B shares; previously, one ADS represented one series B share.
(3)   Long-term debt includes amounts relating to deferred taxes.
(4)   Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 38 million due to the cancellation of technical assistance.
(5)   For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 13(a) to the Consolidated Financial Statements.
(6)   Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. In making such comparisons, however, you should bear in mind that adjusted EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that (i) it does not include taxes, which are a necessary and recurring part of our operations; (ii) it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs; (iii) it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and (iv) it does not include other income and expenses that are part of our net income. Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Pro Forma			Actual
	Year Ended December 31,			Six Months Ended June 30,
	2005	2005	2005	2006	2006
	(Millions of constant June 30, 2006 pesos)	(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)

Mexican GAAP:
Net income	1,660	146	1,141	1,539	135
Depreciation and amortization	339	30	144	202	18
Financial income (expense)	(234)	(20)	(120)	45	4
Income tax expense and employee profit sharing	390	34	323	105	9
Other income (expense)	45	4	34	33	3
Adjusted EBITDA	2,578	226	1,694	1,768	155

RISK FACTORS

Investing in the series B shares and the ADSs involves a high degree of risk. You should consider carefully the following risks, as well as all the other information presented in this prospectus, before making an investment decision. Any of the following risks, if they were to occur, could materially and adversely affect our business, results of operations, prospects and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially and adversely affect our business, results of operations, prospects and financial condition. In either event, the market price of our series B shares and ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our margins. During periods when prices for scrap metal, iron ore, alloys, coke and other important raw materials have increased, our industry historically has sought to maintain profit margins and pass along increased raw materials costs to customers by means of price increases.

We may not be able to pass along these and other possible cost increases in the future and, therefore, our margins and profitability may be adversely affected. Even when we can successfully apply surcharges, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that any of our future customers will agree to pay increased prices based on surcharges or that any of our current customers will continue to pay such surcharges.

Implementing our growth strategy, which may include acquisitions, may adversely affect our operations.

As part of our growth strategy, we may need to expand our existing facilities, build additional plants, acquire other steel assets, enter into joint ventures or form strategic alliances that we expect will expand or complement our existing business. If any of these transactions occur, they will likely involve some or all of the following risks:

•	disruption of our ongoing business;

•	diversion of our resources and of management’s time;

•	decreased ability to maintain uniform standards, controls, procedures and policies;

•	difficulty managing the operations of a larger company;

•	increased likelihood of involvement in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	potential liability to joint venture participants or to third parties;

•	difficulty competing for acquisitions and other growth opportunities with companies having greater financial resources; and

•	difficulty integrating the acquired operations and personnel into our existing business.

Our operations are capital intensive. We require capital for, among other purposes, acquiring new equipment, maintaining existing equipment and complying with environmental laws and regulations. We may not be able to fund our capital expenditures from operating cash flow or from borrowings. If we are unable to fund our capital requirements we may not be able to implement our business plan.

We intend to continue to pursue a growth strategy, the success of which will depend in part on our ability to acquire and integrate additional facilities. Some of these acquisitions may be outside of Mexico. Acquisitions involve a number of special risks that could adversely affect our business, financial condition and results of operations, including the diversion of management’s attention, the assimilation of the operations and personnel of the acquired facilities, the assumption of legacy liabilities and the potential loss of key employees. We cannot assure you that any acquisition we make will not materially and adversely affect us or that any such acquisition will enhance our business. We are unable to predict the likelihood of any additional acquisitions being proposed or completed in the near future or the terms of any such acquisitions. If we determine to make any significant acquisition, we may be required to sell additional equity or debt securities or obtain additional credit facilities, which could result in additional dilution to our stockholders. There can be no assurance that adequate equity or debt financing would be available to us for any such acquisitions.

We may not be able to integrate successfully our recently acquired steel facilities into our operations.

In 2005, we and our controlling shareholder, Industrias CH, acquired 100% of the stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. Our future success will depend in part on our ability to integrate the operations of Republic successfully into our historic operations. Furthermore, while we have not yet encountered any material problems related to the assets acquired, there can be no assurance that problems will not arise in the future and that the costs associated with those problems, should they arise, will not be significant.

We face significant price and industry competition from other steel producers, which may adversely affect our profitability and market share.

Competition in the steel industry is significant. Continuous advances in materials sciences and resulting technologies have given rise to products such as plastics, aluminum, ceramics and glass, all of which compete with steel products. Competition in the steel industry exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may increase competitive pressures on independent producers of our size if large steel producers formed through consolidations adopt predatory pricing strategies that decrease prices and profit margins even further. If we are unable to remain competitive with these producers, our market share and financial performance may be adversely affected.

Approximately 27.9% of our sales for the six-months ended June 30, 2006 were in Mexico, where we face strong competition from other Mexican steel producers. A number of our Mexican competitors have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we may experience increased competition from them and a loss of market share. In addition, we face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our gross margins and net income.

Since most of our sales are in the United States and Canada, we also face strong competition from other steel producers.  A number of our competitors have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we may experience increased competition from them and a loss of market share.  In addition, we face competition from international steel producers.  Increased international competition, especially when combined with excess production capacity, could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our gross margins and net income.

We depend on distributions from our operating subsidiaries to finance our operations.

We need to receive sufficient funds from our subsidiaries for a substantial portion of our internal cash flow, including cash flow to fund any future investment plans and to service our future financial obligations. As a result, our cash flow will be adversely affected if we do not receive dividends and other income from our subsidiaries. The ability of most of our subsidiaries to pay dividends and make other transfers to us may be restricted by any indebtedness that we may incur or by Mexican law. Any such reduction in cash flow could materially adversely affect us.

The operation of our facilities depends on good labor relations with our employees.

At September 30, 2006, approximately 83% of our non-Mexican and 59% of our Mexican employees were members of unions. Collective bargaining agreements are typically negotiated on a facility by facility basis for our Mexican facilities. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts might result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material adverse effect on our results of operations and financial condition. There have been no labor disruptions in the past five years in our Mexicali and Guadalajara facilities, and there have been no labor disruptions in the Apizaco and Cholula facilities or our U.S. and Canadian facilities since we acquired them in 2004 and 2005, respectively. Labor disruptions, strikes or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our business.

Operations at our Lackawanna, New York facility depend on our right to use certain property and assets of an adjoining facility that the Mittal Steel Company N.V. (“Mittal Steel”) owns. The termination of any such rights could interrupt our operations and have a material adverse effect on our results of operations and financial condition.

The operations at our Lackawanna facility depend on certain easements and other recorded agreements that the International Steel Group Inc. made in our favor relating to, among other things, use of certain oxygen pipelines, engine rooms, water pipelines, natural gas and compressed air distribution systems and electrical equipment. Currently we and Mittal Steel are negotiating to extend these services and utility arrangements for a period of three years. Our respective rights under these agreements may be terminated in the event of force majeure or plant closures by either party. In the event that a plant closure occurs and affects the supply of utilities or services, either party, upon notice, has the right of ingress, egress and regress to enter the other party’s premises for the sole purpose of continuing the supply of the utility affected. All of these rights are assignable in the event of a sale of either of the parties. These rights are essential to the use and operation of the Lackawanna facility. In the event of a termination of any of these rights, we could be required to cease some or all of our operations at the Lackawanna facility. Because we produced certain types of products in the Lackawanna facility that we do not produce in our other facilities, an interruption of production at the Lackawanna facility could result in a substantial loss of revenue and could damage our relationships with customers.

Our sales are highly concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

Our sales are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. For the six-months ended June 30, 2006, direct sales of our products to two of our customers, United States Steel Corporation (“U.S. Steel”) and American Axle & Manufacturing Holdings, Inc. (“American Axle”) accounted for approximately 18.7% of our revenue. A disruption in sales to either of these customers could adversely effect our cash flow and results of operations.

There can be no assurance that we will be able to maintain our current level of sales to these customers or that we will be able to sell our products to other customers on terms that will be favorable. The loss of, or substantial decrease in the amount of purchases by, or a write-off of any significant receivables from, any of our major customers would adversely affect our business, results of operations, liquidity and financial condition.

Unanticipated problems with our manufacturing equipment and facilities could have an adverse impact on our business.

Our capacity to manufacture steel products depends on the suitable operation of our manufacturing equipment, including blast furnaces, electric arc furnaces, continuous casters, reheating furnaces and rolling mills. Although we perform maintenance to our equipment on a continuous basis, breakdowns requiring significant time and/or resources to repair, as well as the occurrence of adverse events such as fires, explosions or adverse meteorological conditions, could cause temporary production interruptions that could adversely affect our results of operations.

We have not obtained insurance against all risks, and do not maintain insurance covering losses resulting from catastrophes or business interruptions. In the event we are not able to quickly and cost-effectively remedy problems creating any significant interruption of our manufacturing capabilities, our operations could be adversely affected. In addition, in the event any of our plants were destroyed or significantly damaged or its production capabilities otherwise significantly decreased, we would likely suffer significant losses; furthermore, the capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect our cash flows and our profitability.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of products to automotive assemblers and manufacturers accounted for approximately 45% of our total net sales in 2005. Demand for our products is affected by, among other things, the relative strength or weakness of the U.S. automotive industry. U.S. automotive manufacturers have experienced significant reductions in market share to mostly Asian companies and have announced planned reduction in working capacity. Many large original equipment manufacturers such as Dana Corporation, Delphi Corporation (“Delphi”) and others, have sought bankruptcy protection. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. In addition, the U.S. automotive industry is significantly unionized and subject to unanticipated and extended work slowdowns and stoppages resulting from labor disputes. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the U.S. automotive industry may adversely affect us.

If we are unable to obtain or maintain quality and environmental management certifications for our facilities, we may lose existing customers and fail to attract new customers.

Most of our automotive parts customers in Mexico and the United States require that we have ISO 9001 or 14001 certification. All of the U.S. facilities that sell to automotive parts customers are currently ISO 9001 or 14001 certified, as required.

If the foregoing certifications are canceled, if approvals are withdrawn or if necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments, which could materially affect our revenues and results of operations.

In order to continue to serve the premium part of the SBQ products market, our U.S. facilities will need to be ISO/TS 16949 certified as of December 15, 2006. We currently are in compliance with this new standard but cannot assure you of our future compliance.

In the SBQ market, all participants must satisfy quality audits and obtain certifications in order to obtain the status of “approved supplier”. The automotive industry has put these stringent conditions in place for the production of auto parts to assure a vehicle’s quality and safety. We currently are an approved supplier for our automotive parts customers. Maintaining these certifications is crucial in preserving and increasing our market share because these conditions can be a barrier to entry in the SBQ market and we cannot assure you that we will do so.

In the event of environmental violations at our facilities we may incur significant liabilities.

Our operations are subject to a broad range of environmental laws and regulations regulating our impact on air, water, soil and groundwater and exposure to hazardous substances. We cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations and/or be forced to shut down noncompliant operations. You should also consider that environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to incur material environmental compliance liabilities and costs. In addition, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been the subject of administrative action by state and local environmental authorities. See “Business—Legal Matters and Regulations—Legal Proceedings—Environmental Claims.”

If we are required to remediate contamination at our facilities we may incur significant liabilities.

We may be required to remediate contamination at certain of our facilities and have established a reserve to deal with such liabilities. However, we cannot assure you that our environmental reserves will be adequate to cover such liabilities or that our environmental expenditures will not differ significantly from our estimates or materially increase in the future. Failure to comply with any legal obligations requiring remediation of contamination could result in liabilities, imposition of cleanup liens and fines, and we could incur large expenditures to bring our facilities into compliance.

We could incur losses due to product liability claims and may be unable to maintain product liability insurance on acceptable terms, if at all.

We could experience losses from defects or alleged defects in our steel products that subject us to claims for monetary damages. For example, many of our products are used in automobiles and light trucks and it is possible that a defect in one of these vehicles could result in product liability claims against us. In accordance with normal commercial sales, some of our products include implied warranties that they are free from defects, are suitable for their intended purposes and meet certain agreed upon manufacturing specifications. We cannot assure you that future product liability claims will not be brought against us, that we will not incur liability in excess of our insurance coverage, or that we will be able to maintain product liability insurance with adequate coverage levels and on acceptable terms, if at all.

Our controlling shareholder, Industrias CH, is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

As of June 30, 2006, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 85% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH continues and, after this offering, will continue to be in a position to elect our future directors and to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and ADSs, and we cannot assure you liquidity will increase significantly as a result of this offering.

 We have had a number of transactions with our affiliates.

Historically, we have engaged in a significant number and variety of transactions on market terms with affiliates, including entities that Industrias CH owns or controls. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant.

We depend on our senior management and their unique knowledge of our business and of the SBQ industry, and we may not be able to replace key executives if they leave.

We depend on the performance of our executive officers and key employees. Our senior management has significant experience in the steel industry, and the loss of any member of senior management or our inability to attract, retain additional senior management could adversely affect our business, results of operations, prospects and financial condition. We believe that the SBQ steel market is a niche market where specific industry experience is key to success. We depend on the knowledge of our business and the SBQ industry of our senior management team, including Luis Garcia Limon, our chief executive officer. See “Management”. In addition, we attribute much of the success of our growth strategy to our ability to retain most of the key senior management personnel of the companies and businesses that we have acquired. Competition for qualified personnel is significant, and we may not be able to find replacements with sufficient knowledge of, and experience in, the SBQ industry for our existing senior management or any of these individuals if their services are no longer available. Our business could be adversely affected if we cannot attract or retain senior management or other necessary personnel.

Risks Related to the Steel Industry

Our results of operations are significantly influenced by the cyclical nature of steel industry.

The steel industry is cyclical in nature and sensitive to national and international macroeconomic conditions. Global demand for steel as well as overall supply levels significantly influence prices for our products. Changes in these two factors likely will impact our operating results. Although global steel prices increased significantly during 2004, they fell in 2005 over 2004 levels, increasing again in the first nine months of 2006 but showing signs of weakening in the last quarter. We cannot predict or give you any assurances as to prices of steel in the future.

The costs of ferrous scrap and iron ore, the principal raw materials used in our steel operations, are subject to price fluctuations. Although our wholly-owned scrap collection and processing operations furnish a material portion of our scrap requirements, we must acquire the remainder of our scrap from other sources. Because increases in the prices we are able to charge for our finished steel products may lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect our operating results. In 2004, the price of scrap increased significantly. However, scrap prices decreased significantly in 2005 over 2004 levels. In the first four months of 2006, scrap prices remained similar to 2005 levels. There can be no assurance that scrap prices will not increase and, if so, there can be no assurance that we will be able to pass all or a portion of these increases on through higher finished product prices.

U.S. Steel supplies the majority of our iron ore and a portion of our coke requirements. We purchase the balance of our requirements in the open market. We expect to purchase increasing amounts of our iron ore requirements in the open market in the future. In 2004, U.S. Steel supplied essentially all of Republic’s iron ore and coke requirements under terms of a supply agreement that was beneficial to us. In 2005, the prices of these materials increased when we negotiated new contracts with U.S. Steel, and, therefore, we purchased more of the material in the open market. In the first six months of 2006, iron ore and coke prices decreased from 2005 levels. We cannot guarantee that we will be able to continue to find suppliers of these raw materials in the open market or that the prices of these materials will not increase or that the quality will remain the same. There is no assurance we will be able to pass all or a portion of higher raw material prices on through finished product prices.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Energy costs constitute a significant component of our costs of operations. Energy cost as a percentage of net sales was 13% for the year ended December 31, 2005. Our manufacturing processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of natural gas or electricity could have a material adverse effect on our margins. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales levels.

The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for gas used at the Guadalajara facility. There can be no assurance these special rates will continue to be available to us or that these rates may not increase significantly in the future. We enter into futures contracts to fix and reduce volatility of natural gas prices. We have not always been able to pass the effect of these increases on to our customers and there is no assurance that we will be able to pass the effect of these increases on to our customers in the future or to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of natural gas would materially and adversely affect our business and results of operations.

Risks Related to Mexico

Mexican governmental, political and economic factors may adversely impact our business.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and us, in particular, and on market conditions, prices and returns on Mexican securities, including ours.

Our financial condition, results of operations and prospects may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico. There can be no assurance that future developments in the Mexican political, economic or social environment, over which we have no control, will not have a material adverse effect on our business, results of operations, financial condition or prospects or adversely affect the market price of the ADSs and the series B shares.

The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and to U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. The effect of any exchange control measures adopted by the Mexican government on the Mexican economy cannot be predicted.

In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional (the National Action Party) or PAN, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI. Neither the PRI nor the PAN succeeded in securing a majority in either house of the Mexican Congress. Further, elections held in 2003 and 2004, resulted in a reduction in the number of seats held by the PAN in the Mexican Congress and state governorships. The resulting gridlock impeded the progress of structural reforms in Mexico.

On July 2, 2006, Mexico held presidential and federal congressional elections, and Felipe Calderón Hinojosa, the PAN candidate, won by a very narrow margin. However, the Partido de la Revolución Democrática (the Revolutionary Democratic Party or PRD), the leading opposition party, has contested the results of the election. On September 6, 2006, the Tribunal Electoral del Poder Judicial de la Federación (the Federal Electoral Chamber) unanimously declared Mr. Calderón to be the president-elect whose term as president will run from December 1, 2006 until November 30, 2012. We cannot predict whether the PRD will continue to generate political unrest in the country or whether any such unrest would affect our financial condition results of operations or prospects.

High levels of inflation and interest rates in Mexico, and weakness in the Mexican economy, could adversely impact our financial condition and results of operation.

In the past, Mexico has experienced high levels of inflation and high domestic interest rates. If the Mexican economy falls into a recession, or if inflation and interest rates increase, consumer purchasing power may decrease, and as a result, demand for steel products may decrease. In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand. Furthermore, our growth strategy of acquiring other companies and assets may be impaired in the future if interest rates increase, and we are not able to obtain acquisition financing on favorable terms. These events could adversely affect our business, results of operations, financial condition or prospects.

Devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly peso depreciations, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. As a result, such peso depreciations will likely affect our revenues and earnings in U.S. dollar terms and the market price of the ADSs. Exchange rate fluctuations could also affect the depositary’s ability to convert into U.S. dollars, and make timely payment of, any peso cash dividends and other distributions paid in respect of the Series B shares.

Our financial statements are prepared in accordance with Mexican GAAP, and therefore may not be directly comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

All Mexican companies must prepare their financial statements in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Among other differences, Mexican companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Accordingly, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See Note 19 to our 2005 consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm our ability to export our products.
A substantial part of our operations are outside the United States, and we export products from those facilities to the United States. In recent years, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against us or our products. In the first quarter of 2002, the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003, the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar, and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. There can be no assurance that anti-dumping or countervailing duties suits will not be initiated against us or that the U.S. government will not impose tariffs on steel imports from Mexico or that existing tariffs on U.S. steel imports from other countries, will not be lifted in the future.

In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that we produce from all countries with the exception of those which have a free trade agreement  with Mexico, which includes the United States. In April 2002, the Mexican government increased these tariffs to 35%. These tariffs have subsequently been reduced over time and are currently 7% for steel products. There can be no assurances that these tariffs will not be further reduced or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to those countries.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about non-U.S. issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in a number of respects. For example, under Mexican GAAP we must incorporate the effects of inflation directly in our accounting records and published financial statements. While we are required to reconcile our net income and stockholders’ equity to those amounts that would be derived under U.S. GAAP, the effects of inflation accounting under Mexican GAAP are not eliminated in such reconciliation. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of U.S. companies in this and other important respects. Please see Note 19 to our audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 beginning on page F-41 of this prospectus and Note 16 to our unaudited condensed consolidated financial statements for the six-month period ended June 30, 2006 beginning on page F-73 of this prospectus.

Risks Related to the Global Offering

As a result of the lower level of liquidity and the higher level of volatility of the Mexican securities market, the market price of our series B shares, and as a result, our ADSs, may experience extreme price and trading volume fluctuations.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small, illiquid and volatile compared to other major world markets. Although the public participates in the trading of securities on the Mexican Stock Exchange, a substantial portion of such activity consists of transactions by or on behalf of institutional investors. These market characteristics may limit the ability of a holder of series B shares to sell its shares and may also adversely affect the market price of the series B shares and, as a result, the market price of the ADSs. The trading volume for securities issued by emerging market companies tends to be lower than the trading volume of securities issued by companies in more developed countries.

You may not be entitled to participate in future preemptive rights offerings.

Under Mexican law, if we issue new shares for cash as part of a capital increase, other than in a public offering, we must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of series B shares in the United States to exercise any preemptive rights in any future capital increase unless: (1) we file a registration statement with the U.S. Securities and Exchange Commission, or the SEC, with respect to that future issuance of shares; or (2) the offering qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or holders of series B shares in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the depositary of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible. As a result, your equity interest in us may be diluted proportionately.

ADS holders may only vote through the depositary and are not entitled to attend shareholders’ meetings.

Under the terms of the ADSs, you have a right to instruct the depositary, The Bank of New York, to vote the shares underlying our ADSs. If we provide the depositary with notice of shareholders’ meetings, the depositary will notify you of shareholders’ meetings. Otherwise, you will not be able to exercise your right to vote unless you withdraw the series B shares underlying the ADSs. We will use our best efforts to request that the depositary notify you of upcoming votes and ask for your instructions. However, you may not receive voting materials in time to ensure that you are able to instruct the depositary to vote your shares or otherwise learn of shareholders’ meetings to withdraw your series B shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out your voting instructions on time or carry them out in the manner you have instructed. As a result, you may not be able to exercise your right to vote and you may lack recourse if the series B shares underlying your ADSs are not voted as you requested.

In addition, Mexican law and our by-laws require shareholders to deposit their shares with our secretary or with a Mexican custodian or provide evidence of their status as shareholders in order to attend shareholders’ meetings. ADS holders will not be able to meet this requirement and accordingly are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the series B shares underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the series B shares. Please see “Description of American Depositary Receipts” for further discussion regarding the deposit agreement and your voting rights.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside in Mexico. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process on such persons within the United States or elsewhere outside of Mexico or to enforce judgments against us or them, including in any action based on civil liabilities under U.S. federal securities laws. There is doubt as to the enforceability in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts or other courts outside of Mexico, of liabilities based solely on U.S. federal securities laws.

Future sales of shares may depress the price of our series B shares and ADSs.

As of June 30, 2006, we had 421,214,706 series B shares outstanding. After this offering, the series B shares and ADSs sold in this offering will be freely tradable, without restriction, under the Securities Act, except for any shares purchased by our “affiliates”, as defined in the Securities Act. Sales of substantial amounts of any remaining series B shares may depress our stock price and, as a result, the price of our ADSs, and we cannot assure you that our stock price would recover from any such loss in value.

This discussion assumes the effectiveness of certain lock-up arrangements with the underwriters under which we have agreed not to issue, sell or otherwise dispose of shares. We cannot assure you that these lock-up arrangements will not be terminated prior to 180 days after the global offering without prior notice to you by the underwriters.

We may issue additional series B shares or ADSs in the future which may dilute the interest of the public investors.

We may offer additional series B shares or ADSs in the future, although we have no current intention to do so. Any such offering or the market perception that such an offering could occur may result in a decrease in the market price of the series B shares and ADSs.

FORWARD LOOKING STATEMENTS

This prospectus contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipates”, “plans”, “believes”, “estimates”, “intends”, “expects”, “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including but not limited to our statements regarding our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties there can be no assurance that forward looking statements will prove to be accurate. Factors that might cause actual results to differ from forward looking statements include, but are not limited to,

•
factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican and foreign producers and the price of ferrous scrap, iron ore and other raw materials);

•	our ability to operate at high capacity levels;

•	the costs of compliance with U.S. and Mexican environmental laws;

•	the integration of the Mexican steel manufacturing facilities located in Apizaco and Cholula, as well as the recently acquired Republic in the United States;

•	future capital expenditures and acquisitions;

•	future devaluations of the peso;

•	the imposition by Mexico of foreign exchange controls and price controls;

•	the influence of economic and market conditions in other countries on Mexican securities; and

•	the factors discussed in “Risk Factors” beginning on page 16.

Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances discussed in this prospectus might not occur.

USE OF PROCEEDS

We estimate that the proceeds from the combined offering will be approximately Ps.              (U.S.$              million) (or approximately Ps.             (U.S.$             million) if the over-allotment options are exercised in full) based upon an estimated public offering price per series B share of approximately Ps.             and after deducting underwriting discounts and commissions but before the estimated expenses associated with the combined offering.

We intend to use the proceeds that we obtain from the combined offering for general corporate purposes, including approximately U.S.$110 million for investments in fixed assets aimed at increasing our installed capacity in our various facilities in the U.S., Canada and Mexico. We expect that these investments will include an increase in our melt shop capacity (approximately U.S.$15 million), a new oxygen plant (approximately U.S.$10 million), new roll mills (approximately U.S.$27 million), a project to increase production of new SBQ products (approximately U.S.$20 million), investments to increase stainless steel production (approximately U.S.$20 million) and a new inspection system for finished products (approximately U.S.$8 million), as well as possibly potential acquisitions intended to improve our market share and complement our business strategy.

CAPITALIZATION

The following table sets forth our unaudited short-term debt and capitalization under Mexican GAAP as of November 30, 2006 and as adjusted to give effect to our receipt of the net proceeds of the sale of our series B shares in the combined offering (assuming no exercise of the over-allotment options).

You should read this table together with our audited financial statements and our unaudited financial statements included in this prospectus. Information in the following table is presented in constant pesos as of November 30, 2006 and dollar amounts are translated at the rate of Ps. 11.0454 per U.S.$1.00, the interbank transactions rate on November 30, 2006.

	As of November 30, 2006
	Actual		As Adjusted (1)
	($ Millions)	(Ps. Millions)	($ Millions)	(Ps. Millions)
Short-term debt	17	181
Long-term debt	0	0
Total stockholders’ equity	1,148	12,684
Total Capitalization	1,165	12,865

(1)  Adjusted values have been calculated based on an assumed offering price of Ps.                per series B share.

For every               increase or decrease in the price per series B share in this combined offering, our total stockholders’ equity will increase or decrease by approximately Ps.              (U.S.$                 ).

MARKET INFORMATION

We have prepared the information concerning the Mexican securities market set forth below based on materials obtained from public sources, including the Mexican National Banking and Securities Commission, the Mexican Stock Exchange, the Mexican Central Bank, and publications by market participants.

Our ADSs are listed on the American Stock Exchange under the symbol “SIM”, and our series B shares are listed on the Mexican Stock Exchange under the symbol “SIMEC.B”.

We cannot predict the extent to which investors will choose to take delivery of series B shares in the form of ADSs as compared to series B shares, or the extent to which investors will be interested in our ADSs. We also cannot predict the liquidity of any such market. If the trading volume of our ADSs or series B shares in any such market falls below certain levels, our shares or ADSs could be delisted or deregistered in that market.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation (sociedad anonima de capital variable). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of:

•	non-disclosure of material events; or

•	changes in the offer or demand, volume traded, or prevailing share price that are inconsistent with the shares’ historical performance and cannot be explained through publicly available information.

The Mexican Stock Exchange may reinstate trading in suspended shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in offer and demand, volume traded, or prevailing share price. Under current regulations, the Mexican Stock Exchange may consider the measures adopted by the other stock exchanges in order to suspend and/or resume trading in an issuer’s shares in cases where the relevant securities are simultaneously traded on a stock exchange outside of Mexico.

Settlement on the Mexican Stock Exchange is effected two business days after a share transaction. Deferred settlement is not permitted without the approval of the Mexican National Banking and Securities Commission, even where mutually agreed. Most securities traded on the Mexican Stock Exchange are on deposit with the INDEVAL, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Law (Ley del Mercado de Valores) provides for the existence of an over-the-counter market, no such market for securities in Mexico has developed.

Market Regulation

In 1925, the Mexican National Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity. In 1995, these two entities were merged to form the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). The Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations (sociedades anónimas). The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the Mexican Ministry of Finance and Public Credit (Secretaria de Hacienda y Credito Publico), upon the recommendation of the National Banking and Securities Commission. In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the National Banking and Securities Commission, among other things, to regulate the public offering and trading of securities, corporate governance, disclosure and reporting standards and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. The National Banking and Securities Commission regulates and supervises the Mexican securities market, the Mexican Stock Exchange, INDEVAL and brokerage firms through a board of governors composed of 13 members.

On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new Securities Market Law became effective on June 28, 2006, however, in some cases an additional period of 180 days (until late December 2006) will be available for issuers to incorporate the new corporate governance and other requirements derived from the new law into their by-laws. The new Mexican Securities Market Law changed the Mexican securities regulation in various material respects. The reforms were intended to update the Mexican regulatory framework applicable to the securities market and publicly traded companies in accordance with international standards.

In particular, the new Mexican Securities Market Law (i) establishes that public entities and the entities controlled by them will be considered a single economic unit, (ii) clarifies the rules for tender offers, dividing them into voluntary and mandatory categories, (iii) clarifies standards for disclosure of holdings of shareholders of public companies, (iv) expands and strengthens the role of the board of directors of public companies, (v) defines the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (vi) replaces the statutory auditor (comisario) and its duties with an audit committee, a corporate practices committee and external auditors, (vii) clearly defines the roles and responsibilities of executive officers, (viii) improves the rights of minority shareholders relating to legal remedies and access to company information, (ix) introduces concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power, (x) sets out three new types of companies different to the ones which are set out by the Mexican Companies Law, the (a) sociedad anónima promotora de inversión, by which the investment of national and foreigner investors shall be promoted, (b) sociedad anónima promotora de inversión bursátil and (c) sociedad anónima bursátil, and (xi) expands the definition of applicable sanctions for violations of the Mexican Securities Market Law, including the punitive damages and criminal penalties.

In March 2003, the National Banking and Securities Commission issued certain general regulations applicable to issuers and other securities market participants. The general regulations, which repealed several previously enacted National Banking and Securities Commission regulations (circulares), now provide a single set of rules governing issuers and issuer activity, among other things.

In September 2006, these general regulations were amended to give effect to the provisions of the Mexican Securities Market Law.

In addition, in September 2004, the National Banking and Securities Commission issued general rules applicable to brokerage firms, the National Banking and Securities Commission Rules for Brokerage Firms (circulares aplicables a casas de bolsa). These rules now provide a single set of rules governing participation of Mexican underwriters in public offerings, among other things.

Registration and Listing Standards

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements. In addition, only securities that have been registered with the Mexican National Securities Registry as authorized by National Banking and Securities Commission approval may be listed on the Mexican Stock Exchange. The authorization of the National Banking and Securities Commission with respect to the registration does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the National Banking and Securities Commission. The general regulations state that the Mexican Stock Exchange must adopt minimum requirements for issuers to list their securities in Mexico. These requirements relate to matters such as operating history, financial and capital structure, minimum trading volumes and minimum public floats, among others. The general regulations also state that the Mexican Stock Exchange must implement minimum requirements for issuers to maintain their listing in Mexico. These requirements relate to matters such as financial condition, trading minimums, capital structure and minimum public floats, among others. The National Banking and Securities Commission may waive some of these requirements in certain circumstances. In addition, some of the requirements are applicable to each series of shares of the relevant issuer.

The Mexican Stock Exchange will review compliance with the foregoing requirements and other requirements on an annual, semi-annual and quarterly basis, and may also do it at any other time. The Mexican Stock Exchange must inform the National Banking and Securities Commission of the results of its review and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange or if an issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the Mexican Stock Exchange will be temporarily suspended. In addition, if an issuer fails to propose a plan or ceases to follow the plan once proposed, the National Banking and Securities Commission may suspend or cancel the registration of the shares, in which case the majority shareholder or any controlling group must carry out a tender offer to acquire 100% of the outstanding shares of the issuer in accordance with the tender offer rules discussed below.

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the National Banking and Securities Commission and the Mexican Stock Exchange. Mexican issuers must file the following reports with the National Banking and Securities Commission:

•	an annual report prepared in accordance with the National Banking and Securities Commission general regulations by no later than June 30 of each year;

•	quarterly reports, within 20 business days following the end of each of the first three quarters and 40 business days following the end of the fourth quarter; and

•	reports disclosing material events promptly upon their occurrence.

Pursuant to the National Banking and Securities Commission’s general regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system, or SEDI (Sistema Electrónico de Envío y Difusión de Información), for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial information via a Mexican Stock Exchange-approved electronic financial information system, or SIFIC (Sistema de Información Financiera Computarizada). Immediately upon its receipt, the Mexican Stock Exchange makes the financial information submitted via SIFIC available to the public.

The National Banking and Securities Commission’s general regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file information through SEDI that relates to any act, event or circumstance that could influence issuers’ share price. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that an issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that an issuer make a statement to that effect. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to relevant material events, when it deems the information currently disclosed to be insufficient, as well as instruct issuers to clarify the information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded. The Mexican Stock Exchange must immediately inform the National Banking and Securities Commission of any such requests.

An issuer may defer the disclosure of material events under some circumstances, as long as:

•	the issuer implements adequate confidentiality measures (including maintaining records of persons or entities in possession of confidential information);

•	the information is related to incomplete transactions;

•	there is no misleading public information relating to the material event; and

•	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the National Banking and Securities Commission and the Mexican Stock Exchange.

The new Mexican Securities Market Law has not substantially modified the reporting obligations of issuers of equity securities listed on the Mexican Stock Exchange.

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations as described above, pursuant to the rules of National Banking and Securities Commission, the National Banking and Securities Commission and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

•	if the issuer does not disclose a material event; or

•
upon price or volume volatility or changes in the offer or demand in respect of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the National Banking and Securities Commission’s general regulations.

The Mexican Stock Exchange must immediately inform the National Banking and Securities Commission and the general public of any such suspension. An issuer may request that the National Banking and Securities Commission or the Mexican Stock Exchange resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under applicable law. If an issuer’s request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading. If trading in an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose via SEDI a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading before trading may resume.

Insider Trading, Trading Restrictions and Tender Offers

The Mexican Securities Market Law contains specific regulations regarding insider trading, including, (i) the requirement that persons in possession of information deemed privileged abstain (x) from trading in the relevant issuer’s securities, (y) from making recommendations to third parties to trade in such securities and (z) from trading in options and derivatives of the underlying security issued by such entity, and (ii) providing a counterparty not privy to insider information with a right of indemnification from the party possessing privileged information.

In addition, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file with the National Banking and Securities Commission the information that it is required to file pursuant to the rules and regulations of the foreign securities exchange.

Pursuant to the Mexican Securities Market Law, the following persons must notify the National Banking and Securities Commission of any transactions undertaken by a listed issuer:

•	members of a listed issuer’s board of directors;

•	shareholders controlling 10% or more of a listed issuer’s outstanding share capital;

•	advisors;

•	groups controlling 10% or more of a listed issuer’s outstanding share capital; and

•	other insiders.

In addition, under the Mexican Securities Market Law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.

Shareholders of issuers listed on the Mexican Stock Exchange must notify the National Banking and Securities Commission before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer’s share capital. Transferring shareholders must also inform the National Banking and Securities Commission of the effect of the transactions within three days following their completion, or, alternatively, that the transactions have not been consummated. The

National Banking and Securities Commission will notify the Mexican Stock Exchange of these transactions on a no-name basis.

The Mexican Securities Market Law also provides that, for purposes of determining any of the foregoing percentages, convertible securities, warrants and derivatives must be taken into account.

Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquiror owning 10% or more, but less than 30%, of an issuer’s outstanding share capital must be publicly disclosed to the National Banking and Securities Commission and the Mexican Stock Exchange by no later than one business day following the acquisition. Any acquisition by an insider that results in the insider holding an additional 5% or more of a public company’s outstanding share capital must also be publicly disclosed to the National Banking and Securities Commission and the Mexican Stock Exchange no later than the day following the acquisition. Some insiders must also notify the National Banking and Securities Commission of share purchases or sales that occur within a three-month or five-day term and that exceed certain value thresholds. The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be taken into account in the calculation of share ownership percentages.

The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico. Under the law, tender offers may be voluntary or mandatory. Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made pro rata. Any intended acquisition of a public company’s shares that results in the acquiror owning 30% or more, but less than a percentage that would result in the acquiror obtaining control, of a company’s voting shares requires the acquiror to make a mandatory tender offer for (i) the greater of the percentage of the share capital intended to be acquired or (ii) 10% of the company’s outstanding share capital stock. Finally, any intended acquisition of a public company’s shares that is aimed at obtaining voting control requires the potential acquiror to make a mandatory tender offer for 100% of the company’s outstanding share capital (however, under certain circumstances the National Banking and Securities Commission may permit an offer for less than 100%). The tender offer must be made at the same price to all shareholders and classes of shares. The board of directors, with the advice of the audit committee, must issue its opinion of any tender offer resulting in a change of control, which opinion must take minority shareholder rights into account and which may be accompanied by an independent fairness opinion.

Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and not 15 business days as required by the general rules and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Market Law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are (i) fully disclosed, (ii) approved by the board of directors and (iii) paid in connection with non-compete or similar obligations. The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for non-compliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

Anti-Takeover Protections

The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their by-laws if such provisions (i) are approved by a majority of the shareholders, with no more than 5% of the outstanding capital shares voting against such provisions, (ii) do not exclude any shareholder(s) or group of shareholder(s) and (iii) do not restrict, in an absolute manner, a change of control.

Market Price of Series B shares

Our series B shares are traded on the Mexican Stock Exchange under the symbol “SIMEC.B”. As of October 24, 2006, the date of our annual shareholders meeting, there were 421,214,706 series B shares issued and outstanding. As of such date, 13,735,221 shares were held in the United States in the form of ADSs by 22 record holders, and 407,479,485 shares were held in Mexico by approximately 46 record holders. The ADSs are evidenced by ADRs issued by The Bank of New York (the “Depositary”), as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among us, the Depositary and the holders from time to time of ADRs. Because certain of the shares are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Share Price Information

The following table sets forth for the periods indicated the high and low sales prices expressed in historical pesos of a series B shares on the Mexican Stock Exchange and the high and low sales price expressed in dollars of the ADSs on the American Stock Exchange. (Table adjusted to reflect May 30, 2006 3 for 1 stock split.)

	Mexican Stock Exchange		American Stock Exchange
	High	Low	High	Low
2002	0.89	0.50	1.75	0.80
2003	37.50	10.20	5.34	0.85
2004	95.99	22.40	8.75	2.10
2005	95.00	40.75	8.70	3.63
2006	84.00	22.00	21.64	3.96
2005
First Quarter	95.00	49.99	8.70	4.24
Second Quarter	54.00	40.75	4.80	3.63
Third Quarter	56.60	42.30	5.45	3.91
Fourth Quarter	49.00	42.50	4.80	3.77
2006
First Quarter	80.00	43.28	7.48	3.96
Second Quarter	84.00	22.00	9.49	5.55
Third Quarter	57.50	25.00	15.90	6.60
Fourth Quarter	79.40	50.00	21.64	13.50
2006
July	37.10	25.00	10.34	6.60
August	45.50	34.50	12.66	9.47
September	57.50	43.09	15.90	11.77
October	67.41	50.32	19.03	13.50
November	79.40	62.00	21.64	17.00
December	77.50	50.00	21.00	13.57
2007
January (through January 16)	53.01	45.95	14.40	12.42

On February 20, 2003, we effected a 1 for 20 reverse stock split. On May 30, 2006, we effected a 3 for 1 stock split. Following the May 30 split, we adjusted the ADS to share ratio from one ADS representing one share to one ADS representing three shares.

DIVIDENDS AND DIVIDEND POLICY

A vote by the majority of our shareholders present at a shareholders’ meeting, generally upon a recommendation of our board of directors, determines the declaration, amount and payment of dividends. The declaration and payment of dividends is subject to limitations under Mexican law and in case of the existence of debt instruments, to any covenants contained in any of such instruments. Our controlling shareholder, Industrias CH, currently has the power and, after giving effect to the combined offering, will continue to have the power to determine our dividend policy. See “Risk Factors - Our controlling shareholder, Industrias CH, is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders” and “Major Shareholders”.

We have not paid dividends in the past. Because we intend to devote a substantial portion of our future cash flows to funding our expansion plan and working capital requirements, we do not currently expect to pay dividends in the near future. We may consider paying dividends in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of any future debt instruments that might limit our ability to pay dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables present our and Republic’s unaudited pro forma condensed combined pro forma financial information reflecting our and Republic’s combined accounts on a pro forma basis as of and for the periods indicated.

Also included in this prospectus, beginning on Page F-136, are our unaudited combined consolidated pro forma statements of income reflecting our and Republic’s combined accounts on a pro forma basis for the year ended December 31, 2005 and as of and for the six-month period ended June 30, 2005.

All pro forma financial information included in this prospectus is unaudited and may not be indicative of the results of operations that actually would have been achieved and we acquired Republic at the beginning of the periods presented and do not purport to be indicative of future results. The information in the following tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The unaudited pro forma condensed combined financial information is prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP.

For additional information regarding financial information presented in this prospectus, see “Presentation of Financial and Other Information”.

Pro Forma			Actual
Year Ended December 31,		Six Months Ended June 30,
2005	2005(1)	2005	2006	2006(1)
(Millions of constant June 30, 2006 pesos)	(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
(except per share and per ADS data)

Income Statement Data:
Mexican GAAP:
Net sales	22,380	1,964	12,388	11,912	1,045
Direct cost of sales	18,556	1,628	9,987	9,682	849
Marginal profit	3,824	336	2,401	2,230	196
Indirect manufacturing, selling, general and administrative expenses	1,246	109	707	462	41
Depreciation and amortization	339	30	144	202	18
Operating income	2,239	196	1,550	1,566	137
Financial income (expense)	(234)	(21)	(120)	45	4
Other income (expense), net	45	4	34	33	3
Income before taxes, employee profit sharing and minority interest	2,050	180	1,464	1,644	144
Income tax expense and employee profit sharing	390	34	323	105	9
Net income (loss)	1,660	146	1,141	1,539	135
Minority interest	198	17	196	193	17
Majority interest	1,462	128	945	1,346	118
Net income per share	4	0.31	2	3	0.28
Net income per ADS (2)	11	0.93	7	10	0.84
Weighted average shares outstanding (thousands)(5)	413,790		405,209	419,451

Pro Forma			Actual
Year Ended December 31,		Six Months Ended June 30,
2005	2005(1)	2005	2006	2006(1)
(Millions of constant June 30, 2006 pesos)	(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
(except per share and per ADS data)

Weighted average ADSs outstanding (thousands)	137,930	137,930	135,070	139,817	139,817
U.S. GAAP including effects of inflation:
Net sales	22,380	1,964	12,388	11,912	1,045
Operating income(4)	2,241	197	1,554	1,660	146
Minority interest	198	17	196	193	17
Net Income	1,457	128	943	1,386	122
Income per share (5)	4	0.31	2	3	0.28
Income per ADS	11	1	7	10	0.87

Other Data:
Mexican GAAP:
Capital expenditures	53	5	6	167	15
Adjusted EBITDA(6)	2,578	226	1,694	1,768	155
Depreciation and amortization from continuing operations	339	30	144	202	18

Operational information:
Annual Installed capacity (thousands of tons)	2,847		2,897	2,902
Tons shipped	2,683		1,400	1,369
Mexico	910		449	461
United States, Canada and others	1,773		951	908
SBQ steel	1,936		1,047	997
Structural and other steel products	747		352	372
Per ton:
Net sales per ton	8,341	732	8,849	8,699	763
Cost of sales per ton	6,916	607	7,134	7,070	620
Operating income per Ton	835	73	1,107	1,144	100
Adjusted EBITDA per ton	961	84	1,210	1,291	113
Number of employees	4,360		4,433	4,340

(1)   Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 11.3973 per $1.00, the interbank transactions rate in effect on June 30, 2006.
(2)   Due to a stock split effective May 30, 2006, one ADS represents three series B shares; previously one ADS represented one series B share.
(3)   Long-term debt includes amounts relating to deferred taxes.
(4)   Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 38 million due to the cancellation of technical assistance.
(5)   For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 13(a) to the audited financial statements.
(6)   Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. In making such comparisons, however, you should bear in mind that adjusted EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that (i) it does not include taxes, which are a necessary and recurring part of our operations; (ii) it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs; (iii) it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and (iv) it does not include other income and expenses that are part of our net income. Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Pro Forma			Actual
	Year Ended December 31,		Six Months Ended June 30,
	2005	2005	2005	2006	2006
	(Millions of constant June 30, 2006 pesos)	(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)

Mexican GAAP:
Net income	1,660	146	1,141	1,539	135
Depreciation and amortization	339	30	144	202	18
Financial income (expense)	(234)	(20)	(120)	45	4
Income tax expense and employee profit sharing	390	34	323	105	9
Other income (expense)	45	4	34	33	3
Adjusted EBITDA	2,578	226	1,694	1,768	155

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our summary consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements and Note 16 to our unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2006 provide a summary of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business, along with a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and, for the unaudited condensed consolidated interim financial statements, a statement of cash flows under U.S. GAAP.

Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders’ equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited consolidated financial statements and all other financial information contained herein with respect to the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are accordingly presented in constant pesos with purchasing power as of June 30, 2006, unless otherwise noted. Our unaudited interim financial statements for the six-month period ended June 30, 2006, which include comparative unaudited financial information for the six-month period ended June 30, 2005, and all other financial information presented herein, with respect to the six-month periods ended June 30, 2006 and 2005 are presented in constant pesos with purchasing power as of June 30, 2006. Our results of operations for the six-month period ended June 30, 2006 are not necessarily indicative of our expected results of operations for the year ended December 31, 2006 and should not be construed as such.

The financial information includes the consolidation of Republic from July 22, 2005 and the consolidation of the Atlax Acquisition from August 1, 2004. Period to period comparison of our results of operations and financial condition is made more difficult as a result of the inclusion of financial information relating to the acquisition of Republic only from July 22, 2005 and of financial information relating to the Atlax Acquisition only from August 1, 2004.

We have derived the selected financial and operating information set forth below in part from our consolidated financial statements, which have been reported on by KPMG Cárdenas, Dosal, S.C. for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 and by Mancera S.C., a Member Practice of Ernst & Young Global, an independent, registered public accounting firm for the fiscal year ended December 31, 2005. In so doing, Mancera, S.C. has relied on the audited consolidated financial statements of our subsidiary SimRep and its subsidiaries, reported on by BDO Hernández Marrón y Cía., S.C., a member firm of BDO International.

	Year Ended December 31,						Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005(1)	2005	2006	2006(1)
	(Millions of constant June 30, 2006 pesos)					(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
	(except per share and per ADS data)
Income Statement Data:
Mexican GAAP:
Net sales	2,288	2,403	3,047	5,910	12,967	1,138	3,574	11,912	1,045
Direct cost of sales	1,536	1,608	2,002	3,435	10,371	910	2,327	9,682	849
Marginal profit	752	795	1,045	2,475	2,596	228	1,247	2,230	196
Indirect manufacturing, selling, general and administrative expenses	376	327	308	371	692	61	244	462	41
Depreciation and amortization	160	177	199	222	326	29	131	202	18
Operating income	216	291	538	1,882	1,578	138	872	1,566	137
Financial income (expense)	6	(141)	(27)	(38)	(145)	(13)	(35)	45	4
Other income (expense), net	73	(41)	(32)	(38)	55	5	8	33	3
Income before taxes, employee profit sharing and minority interest	295	109	479	1,806	1,488	131	845	1,644	144
Income tax expense and employee profit sharing	19	(25)	159	344	191	17	98	105	9
Net income (loss)	276	134	320	1,462	1,297	114	747	1,539	135
Minority interest	0	0	0	0	17	2	0	193	17
Majority interest	276	134	320	1,462	1,280	112	747	1,346	118
Net income per share	2	0.4	1	4	3	0.27	2	3	0.28
Net income per ADS (2)	5	1	3	11	9	0.81	6	10	0.84
Weighted average shares outstanding (thousands)(5)	164,448	299,901	357,159	398,916	413,790	413,790	405,209	419,451	419,451
Weighted average ADSs outstanding (thousands)	54,816	99,967	119,053	132,972	137,930		135,070	139,817
U.S. GAAP including effects of inflation:
Net sales	2,288	2,403	3,048	5,911	12,967	1,138	3,573	11,912	1,045
Direct cost sales	1,530	1,612	2,007	3,429	10,375	910	2,329	9,594	842
Marginal profit	758	791	1,041	2,482	2,592	228	1,244	2,318	203
Operating income(4)	200	255	544	1,865	1,544	135	875	1,660	146
Financial income (expense)	7	(141)	(27)	(38)	(145)	(13)	(35)	45	4
Other income (expense), net	657	(74)	(32)	(4)	93	8	8	33	3
Income before taxes, employee
profit sharing and minority interest	864	40	485	1,823	1,492	130	848	1,737	152
Income tax expense (income)	69	(182)	207	389	197	17	102	118	10
Income before minority interest	795	222	278	1,434	1,295	113	746	1,619	142
Minority interest	0	0	0	0	17	1	0	193	17
U.S. GAAP adjustment on minority interest	0	0	0	0	0	0	0	40	3
Net Income	795	222	278	1,434	1,278	112	746	1,426	125
Income per share (5)	5	1	1	4	3	0.27	2	3	0.30
Income per ADS	14	2	2	11	9	0.81	6	10	0.89

Balance Sheet Data:
Mexican GAAP:
Total assets	5,557	5,035	6,570	9,306	14,588	1,280	9,531	16,439	1,442
Total long-term liabilities(3)	803	881	1,153	1,513	2,244	197	1,439	2,003	176
Total stockholders’ equity	3,338	4,089	5,062	6,848	9,628	845	7,368	11,902	1,044
U.S. GAAP including effects of

Year Ended December 31,						Six Months Ended June 30,
2001	2002	2003	2004	2005	2005(1)	2005	2006	2006(1)
(Millions of constant June 30, 2006 pesos)					(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
(except per share and per ADS data)

inflation:
Total assets	6,507	6,228	6,497	9,173	14,796	1,298	9,548	16,421	1,441
Total long-term liabilities(3)	803	914	1,097	1,476	2,303	202	1,426	1,974	173
Total stockholders’ equity	3,949	4,338	5,045	6,752	7,969	699	7,442	9,613	843

Other Data:
Mexican GAAP:
Capital expenditures	46	10	65	1,285	503	44	6	167	15
Adjusted EBITDA(6)	376	468	737	2,104	1,904	167	1,003	1,768	155
Depreciation and amortization from continuing operations	160	177	199	222	326	29	131	202	18
Working capital	(560)	(11)	1,023	1,968	4,063	356	2,907	5,854	514

Operational information:
Annual installed capacity (thousands of tons)	730	730	730	1,210	2,847		2,847	2,902
Tons shipped(7)	561	609	628	773	1,708		524	1,369
Mexico	512	529	547	676	899		449	461
United States, Canada and others	49	80	81	97	809		75	908
SBQ steel	78	78	63	168	923		170	997
Structural and other steel products	483	531	565	605	785		352	372
Per ton:
Net sales per ton	4,080	3,943	4,851	7,644	7,591	666	6,825	8,699	763
Cost of sales per ton	2,740	2,639	3,187	4,442	6,072	533	4,443	7,070	620
Operating income per Ton	385	476	857	2,435	924	81	1,666	1,145	100
Adjusted EBITDA per ton	670	767	1,174	2,722	1,115	98	1,916	1,291	113
Number of employees	1,386	1,333	1,288	2,018	4,360		1,975	4,340	-

(1)   Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 11.3973 per $1.00, the interbank transactions rate in effect on June 30, 2006 and at the rate of Ps. 10.7777 per $1.00, the interbank transactions rate in effect on December 31, 2005.
(2)   Due to a stock split effective May 30, 2006, one ADS represents three series B shares; previously one ADS represented one series B share.
(3)   Total long-term liabilities include amounts relating to deferred taxes.
(4)   Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 38 million due to the cancellation of technical assistance.
(5)   For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 13(a) to the Consolidated Financial Statements.
(6)   Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. In making such comparisons, however, you should bear in mind that adjusted EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that (i) it does not include taxes, which are a necessary and recurring part of our operations; (ii) it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs; (iii) it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and (iv) it does not include other income and expenses that are part of our net income. Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Year Ended December 31,						Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005(1)	2005	2006	2006(1)
	(Millions of constant June 30, 2006 pesos)					(Millions of dollars)	(Millions of constant June 30, 2006 pesos)		(Millions of dollars)
	(except per share and per ADS data)

Mexican GAAP:
Net income	276	134	320	1,462	1,297	114	747	1,539	135
Depreciation and amortization	160	177	199	222	326	28	131	202	18
Financial income (expense)	6	(141)	(27)	(38)	(145)	(13)	(35)	45	4
Income tax expense and employee profit sharing	19	(25)	159	344	191	17	98	105	9
Other income (expense)	73	(41)	(32)	(38)	55	5	8	33	3
Adjusted EBITDA	376	468	737	2,104	1,904	167	1,003	1,768	155

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is derived from our audited financial statements, which are presented elsewhere in this prospectus. This discussion does not include all of the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations.

We have prepared our financial statements in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 19 to our audited financial statements for the years ended December 31, 2003, 2004 and 2005 and Note 16 to our unaudited condensed consolidated financial statements for the six-month period ended June 30, 2006 for a summary of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and, in our unaudited condensed consolidated interim financial statements, a statement of cash flows under U.S. GAAP. Our audited financial statements and all other financial information contained herein with respect to the years ended December 31, 2003, 2004 and 2005 are presented in constant pesos with purchasing power as of June 30, 2006, unless otherwise noted. Our unaudited consolidated financial statements for the six-month period ended June 30, 2006, which include comparative unaudited financial information for the six-month period ended June 30, 2005, and all other financial information presented below with respect to the six-month periods ended June 30, 2006 and 2005 are presented in constant pesos with purchasing power as of June 30, 2006, unless otherwise noted.

Our financial statements and the corresponding discussion below includes the consolidation of Republic from July 22, 2005 and the consolidation of the Atlax Acquisition from August 1, 2004. Period to period comparison of our results of operations and financial condition may be difficult as a result of the inclusion of the Republic financial information only from July 22, 2005 and of the Atlax Acquisition financial information only from August 1, 2004.

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and elsewhere. As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, the majority of our products are SBQ products for which competition is limited, therefore generating somewhat higher margins as compared with our more commoditized steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand and marginal profitability of doing so.

We focus on controlling our direct cost of sales as well as our indirect manufacturing, selling, general and administrative expenses. Our direct cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our direct cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control indirect manufacturing, selling, general and administrative expenses, which do not correlate to net sales as closely as direct costs of sales do, is a key element of our profitability.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2005 - 2003

	Year ended December 31,			Six months ended June 30
	2003	2004	2005	2005	2006
Shipments (thousands of tons)	628	773	1,708	524	1,369
Guadalajara and Mexicali	628	617	617	311	307
Apizaco and Cholula	-	156	416	213	210
Republic facilities	-	-	675	0	852

Net Sales (Ps. mm)	3,047	5,910	12,967	3,574	11,912
Guadalajara and Mexicali	3,047	4,669	3,957	2,101	2,107
Apizaco and Cholula	-	1,241	2,750	1,473	1,439
Republic facilities	-	-	6,260	0	8,366

Direct Cost of Sales (Ps. mm)	2,002	3,435	10,371	2,327	9,682
Guadalajara and Mexicali	2,002	2,567	2,442	1,273	1,204
Apizaco and Cholula	-	868	2,028	1,054	1,012
Republic facilities	-	-	5,901	0	7,466

Average Price per Ton (Ps.)	4,852	7,646	7,592	6,821	8,701
Guadalajara and Mexicali	4,852	7,567	6,413	6,756	6,863
Apizaco and Cholula	-	7,955	6,611	6,915	6,852
Republic facilities	-	-	9,274	0	9,819

Average Cost per Ton (Ps.)	3,188	4,444	6,072	4,441	7,072
Guadalajara and Mexicali	3,188	4,160	3,958	4,093	3,922
Apizaco and Cholula	-	5,564	4,875	4,948	4,819
Republic facilities	-	-	8,742	0	8,763

Our results are affected by general global trends in the steel industry and by the economic conditions in the countries in which we operate and in other steel producing countries. Our results are also affected by the specific performance of the automotive, non-residential construction, industrial equipment, tooling equipment and other related industries. Our profitability is also impacted by events that affect the price and availability of raw materials and energy inputs needed for our operations. The variables and trends mentioned below could also affect our results and profitability.

Our primary source of revenue is the sale of SBQ steel and structural steel products.

In August 2004, we completed the Atlax Acquisition. In July 2005, we and our controlling shareholder, Industrias CH, completed the acquisition of Republic. These acquisitions allowed us to become the leading producer of SBQ steel in North America and the leading producer of structural and light structural steel in Mexico. We expect the sale of SBQ steel, structural steel and other steel products to continue to be our primary source of revenue. The markets for our products are highly competitive and highly dependent on developments in global markets for those products. The main competitive factors are price, product quality and customer relationships and service.

Our results are affected by economic activity, steel consumption and end-market demand for steel products.

Our results of operations depend largely on macroeconomic conditions in North America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in gross domestic products (“GDP”) in the Mexican, U.S. and Canadian markets.

We sell our steel products to the construction, automotive, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. In 2004 and 2005, Mexico’s GDP increased 4.2% and 3.0%, respectively. In 2004 and 2005, the U.S. GDP increased 3.9% and 3.2%, respectively. Recession or a deterioration in economic conditions in the countries in which we operate could adversely affect our results

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. As a result of general excess capacity in the industry, the world steel industry was previously subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and all of 2001. International steel prices generally improved beginning in 2003, driven by a strong increase in global demand fostered by economic growth in Asia and an economic recovery in the United States, combined with increased rationalization of production capacity in the United States and elsewhere.

However, this new period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices. Average steel prices in 2005 were below those of 2004, but remained substantially higher than steel prices for the 2001 to 2003 period. In the first nine months of 2006, steel prices increased to levels above those of 2005 due to strong end-market demand fundamentals for a number of key steel-consuming industries, continued strong steel demand in China, India and other developing economies, relatively high raw material and energy costs and reductions in U.S. production from some of the industry’s largest producers. In the last quarter of 2006, global steel prices have shown signs of weakening.

In recent years, there has been a trend toward consolidation of the steel industry. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. In 2006, Arcelor completed the acquisition of Dofasco in Canada, and Mittal Steel announced the acquisition of Arcelor, forming the largest steel company in the world. In addition, a number of other steel acquisition transactions have been announced, including the pending acquisition of Oregon Steel by Evraz and the pending acquisition of Corus by either Tata Steel or CSN. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures or idling, as the ones observed recently in the United States by Mittal Steel, U.S. Steel and others. Consolidation may result in increased competition and could adversely affect our results.

Our results are affected by competition from imports.

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. In 2004, imports to Mexico declined as international market conditions improved and the peso weakened. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices.

Steel imports to the United States. accounted for an estimated 25% of the domestic steel market in 2005 and an estimated 26% in 2004. Foreign producers typically have lower labor costs, and are in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap, iron ore, coal and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. Since 2003, the general recovery of the North American economy, the significant increase in the demand for steel in China and shortage of shipping capacity has resulted in a tight market and higher prices for these raw materials.

In addition to raw materials, natural gas and electricity are both relevant components of our cost structure. We purchase natural gas and electricity at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico and have increased significantly in 2004 and 2005 as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical conflicts.

Comparison of Six Months Ended June 30, 2006 and 2005

Net Sales

Our net sales in the six months ended June 30, 2006 increased 233% to Ps. 11,912 million (including sales in Mexico of Ps. 3,546 million and net sales in our newly acquired Republic plants in the United States and Canada, or our “Republic facilities”, of Ps. 8,366 million), compared to Ps. 3,574 million in the same period of 2005 (which sales were only in Mexico). We attribute this increase to net sales generated by the Republic facilities. Sales in tons of basic steel products increased 162% to 1,369,352 metric tons in the six months ended June 30, 2006 (including 851,752 metric tons generated by the Republic facilities) compared to 523,501 metric tons in the same period of 2005. Our net sales in the six-months ended June 30, 2006 decreased 4% to $11,912 million compared to $12,388 million in the same period in 2005 on a pro forma basis.

Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products increased 1,116% to 908,283 metric tons in the six months ended June 30, 2006 (including 851,752 metric tons generated by the Republic facilities) compared to 74,692 metric tons in the same period of 2005. We attribute this increase to sales from our Republic facilities. We sold 1,388 metric tons of billet in the six months ended June 30, 2006, compared to 12,870 tons of billet in the same period of 2005. Billet sales do not contribute materially to our net sales or to our operating results.

The average price of our steel products (excluding the sales from our Republic facilities) increased 2% in real terms in the six months ended June 30, 2006 compared to the same period of 2005. We attribute this increase to higher prices prevailing in the Mexican steel markets.

Direct Cost of Sales

Our direct cost of sales in the six months ended June 30, 2006 increased 316% to Ps. 9,682 million (including Ps. 7,466 million relating to the newly acquired Republic facilities) compared to Ps. 2,327 million in the same period of 2005. Direct cost of sales as a percentage of our net sales was 81% (62% excluding the cost of sales of Republic) in the six months ended June 30, 2006 compared to 65% in the same period of 2005 and 81% on a pro forma basis. We attribute the higher cost of sales in the six months ended June 30, 2006 primarily to the cost of sales of the products that we produce in our Republic facilities. The higher cost of sales of the Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations are approximately $4 per hour on average compared to average hourly wages in our U.S. operations of an average of more than $30 per hour. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel. The average cost of raw materials that we used to produce steel products (excluding the production of Republic) decreased 2% in real terms in the six months ended June 30, 2006 compared to the same period of 2005, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Our marginal profit in the six months ended June 30, 2006 increased 79% to Ps. 2,230 million (including Ps. 900 million relating to the newly acquired plants of Republic) compared to Ps. 1,247 million in the same period of 2005. We attribute this increase to the increase in sales from the Republic facilities and to higher prices prevailing in the Mexican steel markets. In early April 2006, one of our competitiors, Siderurgica Lazaro Cardenas Las Truchas, S.A. (“SICARTSA”), the principal producer of rebar in Mexico, stopped production because its employees went on strike until mid-August 2006. The strike generated a shortage in the supply of rebar and light section structurals, which generated a price increase in those products compared to international prices because of an imbalance in the supply and demand in the Mexican market. As a percentage of net sales, marginal profit was 19% (37% excluding the marginal profit of Republic) in the six months ended June 30, 2006 compared to 35% in the same period of 2005 and 19% on a pro forma basis. This decrease is the result of the higher cost of sales prevailing at our Republic facilities.

Indirect Manufacturing, Selling, General and Administrative Expenses

Our indirect manufacturing, selling, general, and administrative expenses (including depreciation and amortization) in the six months ended June 30, 2006 increased 77% to Ps. 664 million (including Ps. 304 million relating to the Republic facilities) from Ps. 375 million in the same period of 2005. We recorded an increase of Ps. 71 million, or 54%, in depreciation and amortization expense, which in the six months ended June 30, 2006 was Ps. 202 million (including Ps. 68 million relating to the Republic facilities) compared to Ps. 131 million in the same period of 2005 and increase of Ps. 58 million, or 40%, compared to Ps. 144 million on a pro forma basis. We attribute this increase to the operating expenses from our Republic facilities, which we acquired in July of 2005.

Operating Income

Our operating income in the six months ended June 30, 2006 increased 79% to Ps. 1,566 million (including Ps. 596 million relating to the newly acquired plants of Republic) compared to Ps. 872 million in the same period of 2005. Operating income was 13% of net sales in the six months ended June 30, 2006 compared to 24% of net sales in the same period of 2005 and 13% on a pro forma basis. We attribute the overall decrease as a percentage of our net sales to the consolidation of Republic’s lower operating income with the operating income at the Mexican facilities.

Financial Income (Expense)

We recorded financial income of Ps. 45 million in the six months ended June 30, 2006 compared to financial expense of Ps. 35 million in the same period of 2005. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense, and gain or loss from monetary position. We recorded an exchange gain of approximately Ps. 19 million in the six months ended June 30, 2006 compared to an exchange loss of Ps. 36 million in the same period of 2005, reflecting a 5.7% decrease in the value of the peso compared to the dollar in the six months ended June 30, 2006 compared to a 3.7% increase in the value of the peso versus the dollar in the same period of 2005. Net interest income was Ps. 15 million in the six months ended June 30, 2006 compared to Ps. 8 million in the same period of 2005 and Ps. 77 million on a pro forma basis. We recorded a gain from monetary position of Ps. 12 million in the six months ended June 30, 2006 compared to a loss from monetary position of Ps. 8 million in the same period of 2005, reflecting the domestic inflation rate of 0.7% in the six months ended June 30, 2006 as compared to 0.8% in the same period of 2005. We attribute the increase in financial income to exchange gains due to a decrease in the value of the peso relative to the dollar and to higher interest net income due in part to our low levels of debt.

Other Income (Expense), Net

We recorded other income, net, of Ps. 33 million in the six-months ended June 30, 2006, consisting of (i) income of Ps. 15 million from the cancellation of labor obligations in the acquisition of Atlax and Metamex, (ii) income of Ps. 3 million from recovery of expenses, (iii) income of Ps. 2 million from recovery of insurance freight charges and (iv) other income net, related to other financial operations of Ps. 13 million. Other income, net of Ps. 8 million in the same period of 2005 consisted of (i) income of Ps. 4 million for the recovery of added value tax, (ii) income of Ps. 1 million from recovery of insurance freight charges and (iii) other income net, related to other financial operations of Ps. 3 million.

Income Tax and Employee Profit Sharing

We recorded an income tax provision of Ps. 105 million for income tax and employee profit sharing in the six months ended June 30, 2006 (including a decrease in the provision of Ps. 63 million with respect to deferred income tax) compared to a provision of Ps. 97 million in the same period of 2005 and Ps. 323 million on a pro forma basis (including an increase in the provision of Ps. 24 million with respect to deferred income tax). This provision increased due to higher net sales, operating income and financial income.

The effective tax rate was 12% and 7% for the six month periods ended June 30, 2005 and 2006 respectively. For the six month period ended June 30, 2005 the effective tax rate was lower than the 30% applicable tax rate in Mexico, mainly because in 2005 the company determined a tax benefit due of the non-accumulation of taxes, in the coming years, of its inventory balance at December 31, 2004 due to a corporate restructure (spin-off of its subsidiary COSICA) of the company. In addition, there was a decrease in the deferred assets valuation allowance based on an improvement on the recovery of these assets. For the six month period ended June 30, 2006 the effective tax rate was lower than the 29% and 35% tax rates applicable in Mexico and the United States respectively, mainly because in 2006 the company amortized all of its deferred credit (See Note 1f to the interim financial statements) which is non-taxable income.

Net Consolidated Income

Our net income increased 106% in the six months ended June 30, 2006 to Ps. 1,539 million compared to net income of Ps. 747 million in the same period of 2005 and 35% to Ps. 1,141 million on a pro forma basis. We attribute this increase primarily to net income from the Republic facilities, higher prices in the Mexican steel market and higher financial income.

Comparison of Years Ended December 31, 2005, 2004 and 2003

Net Sales

Our net sales in 2005 increased 119% to Ps. 12,967 million (including the net sales of Ps. 2,750 million generated by the plants that we acquired in August 2004 in Apizaco and Cholula and of Ps. 6,260 million generated by the plants of Republic that we acquired in July 2005) compared to Ps. 5,910 million in 2004 (including the net sales of Ps. 1,241 million generated since August 1, 2004 by the plants in Apizaco and Cholula) and in 2004 increased 94% compared to Ps. 3,047 million in 2003. We attribute the increase in 2005 net sales compared to 2004 to the inclusion for the full year 2005 of net sales of Ps. 2,750 million from the plants in Apizaco and Cholula as well as Ps. 6,260 million from the Republic plants. We attribute the increase in 2004 net sales compared to 2003 net sales to substantially higher prices for our basic steel products, reflecting global steel price increases, primarily in the second quarter of the year and from significantly higher production levels, largely resulting from the inclusion of production by the Apizaco and Cholula facilities. Sales in tons of basic steel products increased 121% in 2005 to 1,708,140 tons (including 413,925 metric tons generated by the plants in Apizaco and Cholula and 674,957 metric tons generated by the Republic plants) from 773,297 tons in 2004, which in turn had increased 23% in 2004 (including 155,614 tons produced by the plants in Apizaco and Cholula) from 628,243 tons in 2003.

Sales outside Mexico of steel products (including sales of our U.S. subsidiaries) increased 733% to 809,083 metric tons in 2005 (including 19,261 tons from our plants in Apizaco and Cholula and 674,957 metric tons from the Republic facilities) compared to 97,126 metric tons 2004 (including 12,394 metric tons from the plants in Apizaco and Cholula). Exports of basic steel products in 2004 increased 20% compared to 2003 to 97,126 tons (including 12,394 tons from the plants in Apizaco and Cholula). We sold 14,488 tons of billet in 2005, 41,832 tons of billet in 2004 and 63,616 tons of billet in 2003. Billet sales do not contribute materially to our net sales or otherwise to our operating results.

The average price of steel products (excluding the sales of Republic) decreased 14% in real terms in 2005 compared to 2004 and increased 63% in real terms in 2004 compared to 2003. We attribute the 2005 decrease to the global decrease of finished steel product prices reflecting higher inventory levels worldwide, and we attribute the 2004 increase to the significant global rise in overall demand and of finished steel product prices.

Direct Cost of Sales

Our direct cost of sales increased 202% in 2005 to Ps. 10,371 million (including Ps. 2,028 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 5,901 million relating to the newly acquired Republic facilities) compared to Ps. 3,435 million in 2004 (including Ps. 868 million relating to the Apizaco and Cholula plants) and in 2004 increased 72% compared to Ps. 2,002 million in 2003. Our direct cost of sales as a percentage of net sales increased to 80% in 2005 from 58% in 2004 and 66% in 2003.

We attribute our higher direct cost of sales in 2005 compared to 2004 to the cost of sales relating to the Republic plants, which represented 94.3% as a percentage of net sales. The higher cost of sales was mainly the result of higher labor costs prevailing in our U.S. operations and the higher cost of raw material involved in the production of SBQ steel, which is the only steel product that we produce in the United States. We attribute our higher direct cost of sales in 2004 compared to 2003 to the increased cost of raw materials and somewhat higher production levels. The average cost of raw materials that we used to produce steel products (excluding the production of Republic) increased 1% in real terms in 2005 compared to 2004, primarily as a result of increases in the price of scrap and certain other raw materials. The average cost of raw materials that we used to produce steel products in 2004 increased 44% from 2003, primarily as a result of increases in the price of scrap, electricity and gas.

In 2004 we experienced a 45% increase in the price of scrap and other raw materials. However, due to strong customer demand reflecting low inventory levels, we were able to increase our prices by 63%. During this uptrend in the steel cycle in 2004, we were able to pass on to our customers substantially all raw material increases through surcharges. As inventory levels started to rise in early 2005 in the international and Mexican markets, we reduced our prices by 14% (excluding the production of Republic) from 2004 levels, while our direct costs of sales per ton increased 1%.

Marginal Profit

Our marginal profit in 2005 increased 5% to Ps. 2,596 million (including Ps. 722 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 359 million relating to the newly acquired plants of Republic) compared to Ps. 2,475 million in 2004 (including Ps. 373 million relating to the plants in Apizaco and Cholula) and in 2004 increased 137% compared to Ps. 1,045 million in 2003. As a percentage of net sales, our marginal profit was 20% in 2005 (33% without Republic) compared to 42% in 2004 and 34% in 2003. We attribute the decrease in marginal profit as a percentage of net sales in 2005 to higher labor costs prevailing in our U.S. operations and higher cost of raw material involved in the production of SBQ steel, and we attribute the increase in 2004 to the significant global rise of finished product prices. Because of low steel inventories in 2004, we were able to pass on to customers, through surcharges, more than the cost increases in scrap and certain other raw materials. Therefore, our marginal profit as a percentage of net sales increased to 42% in 2004 compared to 34% in 2003. As international steel inventory levels increased in 2005, prices and surcharges decreased, with our marginal profit as a percentage of net sales falling to 33% which was similar to our 34% marginal profit level in 2003.

Indirect Manufacturing, Selling, General and Administrative Expenses

Indirect manufacturing, selling, general and administrative expenses, which include depreciation and amortization, increased 72% (25% without Republic) to Ps. 1,018 million in 2005 (including Ps. 249 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 271 million relating to the newly acquired Republic plants) compared to Ps. 593 million in 2004 (including Ps. 75 million relating to the plants in Apizaco and Cholula) and in 2004 increased 17% compared to Ps. 507 million in 2003.

We attribute the increase in these expenses in 2005 compared to 2004 primarily to the Republic plants. We attribute the increase in these expenses in 2004 compared to 2003 primarily to the Apizaco and Cholula plants.

Depreciation and amortization increased by 47% to Ps. 326 million in 2005 (including Ps. 60 million relating to the plants in Apizaco and Cholula and Ps. 69 million relating to the Republic plants)

and increased by 11% to Ps. 222 million in 2004 (including Ps. 25 million relating to the plants in Apizaco and Cholula) from Ps. 199 million in 2003. We attribute the increase in 2005 compared to 2004 to the inclusion for the full year 2005 of the depreciation that the Apizaco and Cholula plants generated and the depreciation relating to the Republic plants. We attribute the increase in 2004 compared to 2003 to the depreciation relating to the Apizaco and Cholula plants.

Operating Income

Our operating income decreased by 16% to Ps. 1,578 million in 2005 from Ps. 1,882 million in 2004 and in 2004 increased 250% from Ps. 538 million in 2003. Operating income represented 12%, 32% and 18% of our net sales in 2005, 2004 and 2003, respectively. We attribute the decrease in 2005 to the global decrease of finished steel product prices, and we attribute the increase in 2004 to the significant global rise in demand and in finished steel product prices.

Financial Income (Expense)

Our financial expense increased 282% to Ps. 145 million in 2005 from Ps. 38 million in 2004, and in 2004 increased 40% from Ps. 27 million in 2003. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense and gain or loss from monetary position. We recorded an exchange loss of approximately Ps. 75 million in 2005 compared to an exchange gain of Ps. 4 million in 2004 and an exchange loss of Ps. 3 million in 2003. These exchange results reflect the 4.3% increase in the value of the peso versus the dollar in 2005 compared to a decrease of 0.3% in the value of the peso versus the dollar in 2004. The exchange gain in 2004 also reflected lower debt levels than in the prior year. During 2003 and 2004, we made various prepayments on our bank debt and we also converted certain loans from our parent to equity.

Net interest expense was Ps. 16 million in 2005 compared to Ps. 6 million of net interest income in 2004 and Ps. 14 million of net interest expense during 2003. The increase in 2005 reflected a higher amount of debt outstanding during 2005 compared to 2004 resulting from the acquisition of Republic, and the decrease in 2004 reflected a lower amount of debt outstanding compared to 2003.

We recorded a loss from monetary position of Ps. 54 million in 2005 compared to a loss from monetary position of Ps. 47 million in 2004 and a loss from monetary position of Ps. 10 million in 2003. These increases reflected the domestic inflation rate of 3.3% in 2005 as compared to 5.2% in 2004 and 4% in 2003 as well as higher debt levels during 2005 compared to 2004 and in 2004 lower debt levels as compared to 2003 as a result of the developments discussed above.

Other Income (Expense), Net

We recorded other income, net, of Ps. 55 million in 2005. This amount reflected:

•	income from the amortization of the deferred credit of Ps. 67 million;

•	expense for the cancellation of the technical assistance of Ps. 38 million;

•	income from the recovery of a commission from Banco Nacional de Comercio Exterior for Ps. 8 million; and

•	other income, net, related to other financial operations of Ps. 18 million.

We recorded other expense, net, of Ps. 38 million in 2004. This amount reflected:

•	income from the reversal of an account recorded as a doubtful account of Ps. 14 million;

•	a reserve of Ps. 6 million relating to the clean-up of contaminated land at the Pacific Steel facilities;

•	a reserve of Ps. 13 million relating to the realizable value of idle machinery and equipment;

•	a reserve for doubtful accounts of Ps. 10 million; and

•	other expense related to other financial operations of Ps. 23 million.

We recorded other expense, net, of Ps. 32 million in 2003. This amount reflected:

•	a reserve of Ps. 12 million relating to the clean-up of contaminated land at the Pacific Steel facilities;

•	a reserve of Ps. 19 million relating to the realizable value of idle machinery and equipment; and

•	other expense, net, related to other financial operations of Ps. 1 million.

  Income Tax and Employee Profit Sharing

For the years ended December 31, 2005, 2004 and 2003 we recorded an income tax provision of Ps. 191 million, Ps. 344 million and Ps. 159 million, respectively. These amounts included a provision for deferred income taxes of Ps. 112 million in 2005, Ps. 320 million in 2004 and Ps. 140 million in 2003.

Our effective income tax rates for the fiscal years ended December 31, 2005, 2004 and 2003 were 12.8%, 19.02% and 31.98% respectively. The effective income tax rate in 2005 was less than the statutory rate of 30%, mainly for the following reasons:

•
In 2004, we had a valuation allowance that covered almost the total amount of the recoverable asset tax and tax loss carryforwards due to the uncertainty of their recovery. However, in 2005 we recovered Ps. 84 million of assets tax. As a result of this recovery and future estimations, we reduced our valuation allowance on our deferred tax asset as of December 31, 2005. The net change in the valuation allowance for the year ended December 31, 2005 was a decrease of Ps. 132.4 million.

•
In accordance with tax laws in effect through December 31, 2004, inventory purchases were tax deductible in the year in which they were made, regardless of the time of sale of finished goods. As of 2005, the cost of acquiring inventories was tax deductible only when sold, although the law provides transition provisions to tax the ending inventory balance at December 31, 2004 over periods that vary depending on the circumstances of each entity. During 2005 we obtained a tax benefit of Ps. 420.5 million, because of the non-accumulation, in subsequent years, of tax on our inventory balance at December 31, 2004 due to our corporate restructuring (spin-off of its subsidiary COSICA). Also, we recorded an additional deferred tax liability for the amount of Ps. 303.5 million, to account for the difference of the net income of the 2005 period for which we did not pay taxes. See Note 13(c) to the Consolidated Financial Statements.

These changes resulted in favorable tax differences that had a one time impact in our effective income tax rate for 2005 and 2004.

A new income tax law was enacted in Mexico on December 1, 2004, which established an income tax rate of 30% for 2005, 29% for 2006, and 28% for 2007 and subsequent years. As a result of these changes, for the year ended December 31, 2004, we recognized a decrease in the net deferred tax liability of Ps. 288.5 million which was credited to results of operations.

  Net Consolidated Income

We recorded net income of Ps. 1,280 million, Ps. 1,462 million and Ps. 320 million in 2005, 2004 and 2003, respectively. We attribute the decrease in 2005 to the global decrease of finished steel product prices, and we attribute the increase in 2004 to the significant global increase in overall demand and in finished steel product prices.

Liquidity and Capital Resources

As a result of the economic crisis in Mexico arising from the devaluation of the peso versus the U.S. dollar in 1994, including the liquidity crisis which affected the Mexican banking system, the insolvency of our former parent, Sidek, and our high levels of short-term indebtedness, we became unable to generate or borrow funds to refinance our debt or to support our operations and capital improvements. As of December 15, 1997, and immediately prior to the consummation of the restructuring discussed below, we had total outstanding indebtedness of approximately $322 million. Over half of our debt had matured and was unpaid and substantially all of the balance was subject to acceleration.

In December 1997, we consummated a corporate reorganization and restructuring of our liabilities. As part of this restructuring, our wholly-owned subsidiary, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), incurred new bank debt and issued new debt securities and paid limited amounts of accrued interest on certain outstanding debt in exchange for and in an aggregate amount approximately equal to our aggregate outstanding consolidated debt at the date of consummation of the restructuring. In exchange, CSG received equity in all of our subsidiaries, and we eliminated the intercompany debt that CSG owed to us.

The restructuring did not result in a reduction in the overall amount of our consolidated outstanding debt, and, accordingly, following the restructuring, through CSG, we continued be highly leveraged. In 2001, subsequent to Industrias CH’s acquisition of a controlling interest in us, CSG redeemed or repurchased all of the outstanding debt securities it had issued in connection with the restructuring, which it financed principally with borrowings from Industrias CH. In 2001, we converted approximately $90 million of bank debt to equity, which equity Industrias CH acquired. From 2001 through 2004, CSG continued to pay down its outstanding bank debt, making scheduled amortization payments as well as additional principal payments which it financed primarily by capital contributions from Industrias CH or borrowings from Industrias CH which it later converted to equity. In March 2004, we prepaid U.S.$1.7 million of the remainder of our outstanding bank debt.

At June 30, 2006, our total consolidated debt consisted of U.S.$302,000 of 8-7/8% medium-term notes due 1998 (accrued interest at June 30, 2006 was U.S.$322,798). We conducted exchange offers for the MTNs in October 1997 and August of 1998. This amount reflects sums that we did not pay to holders that we could not identify at the time of the exchange offers.

At December 31, 2005, our total consolidated debt consisted of U.S.$38 million (Ps. 433 million), of which U.S.$33.4 million was debt held by GE Capital, U.S.$4.3 million was held by the Ohio

Department of Development Loan, and U.S.$302,000 was 8-7/8% medium-term notes due 1998 (accrued interest at December 31, 2005 was U.S.$309,311). The U.S.$309,311 reflects sums that we did not pay to holders that we could not identify at the time of the exchange offers. At December 31, 2003 and 2004, respectively, our total consolidated debt consisted of U.S.$2 million (Ps. 25 million) and U.S.$13.9 million (Ps. 163 million).

On August 9, 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Grupo Sidenor located in Apizaco and Cholula. Our total net investment in this transaction was approximately U.S.$122 million ((Ps. 1,483 million) which amount excludes value added tax of $16 million (Ps. 196 million)) which we paid in 2004 and recouped from the Mexican government in 2005), funded with our internally generated resources and capital contributions from Industrias CH of U.S.$19 million (Ps. 230 million) for capital stock to be issued in the second quarter of 2005. Approximately $107.5 million (Ps. 1,260 million) of our investment related to the acquisition of property, plant and equipment, approximately $7 million (Ps. 86 million) related to a technical assistance contract with the seller and the balance relates to inventories acquired.

On July 22, 2005, we and our parent company Industrias CH acquired 100% of the stock of Republic. We acquired 50.2% of Republic’s stock for U.S.$115 million (Ps. 1,310 million) through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep for U.S.$114 million (Ps. 1,299 million). We financed our portion of the U.S.$229 million (Ps. 2,609 million) purchase price principally from a loan received through Industrias CH that has since been repaid in full. At December 31, 2005, the total amount of Republic’s debt was U.S.$37.7 million (Ps. 409 million), which debt has since been repaid in full.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity, or debt substantially all of which was subsequently converted to equity), most significantly for the purpose of repaying third party indebtedness, and limited amounts of vendor financing. We have had very limited access to and have not borrowed any material amounts from unaffiliated third parties since consummation of the restructuring. We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through the next 12 months, including our currently anticipated capital expenditures.

Republic has a committed secured revolving line of credit from General Electric Capital Corporation (“GE Capital”) under which it can borrow up to U.S.$150 million (the “GE Facility”), which matures on May 20, 2009, extendible for one year at the option of Republic. This facility is secured by all of Republic’s inventory and accounts receivable and bears interest based on one of the two following formulas, at Republic’s discretion: (1) at an indexed rate equal to the highest prime rate published by the Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 base percentage points per year and the applicable margin, or (2) LIBOR plus the applicable margin. Margins were adjusted based on the available rate for the quarter on a base established in advance. Republic currently has no debt outstanding under this facility.

The GE Facility contains covenants including restrictions on engaging in any business other than our current businesses or businesses reasonably related to our current businesses, sales of properties or other assets (including the stock of any of our subsidiaries), and the amount of capital expenditures; for example, on a consolidated basis with our subsidiaries, we are restricted from making unfinanced capital expenditures during any fiscal year that exceed U.S.$ 110 million in the aggregate. However, we may increase our unfinanced capital expenditures in any fiscal year by the lesser of (i) U.S.$ 7.5 million and (ii) the amount (if any) equal to U.S.$100 million minus the actual amount of unfinanced capital expenditures in the prior fiscal year. The GE Facility also restricts our ability to incur additional indebtedness. For example, during any fiscal quarter, we may not prepay more than U.S.$ 7.5 million in the aggregate of the senior secured promissory notes due 2009. In addition, after prepayment, we must have on a consolidated basis with our subsidiaries a fixed charge coverage ratio for the fiscal quarter most recently ended of not less than 1.1:1.0. The GE Facility also requires that on a consolidated basis with our subsidiaries, we maintain a fixed charge coverage ratio of 1.00:1.0 for the 12-month period most recently ended if at any time 85% of the book value of our eligible accounts plus the lesser of (i) 65% of the book value of our eligible inventory at the lower of cost or market, (ii) 85% of the net orderly liquidation percentage of eligible inventory and (iii) U.S.$ 115 million, minus the sum of the revolving loan and swing line loan then outstanding, is less than U.S.$ 30 million. In the GE Facility, the term “fixed charge coverage ratio” means the ratio of (i) EBITDA less direct proceeds of business interruption insurance solely to the extent attributable to claims arising as a consequence of events occurring prior to May 20, 2004 to (ii) the aggregate of all interest expense paid or accrued during that period, plus payments of principal with respect to indebtedness during that period plus unfinanced capital expenditures during that period plus income taxes paid or payable in cash with respect to that fiscal period (but excluding income taxes, if any on insurance proceeds) plus to the extent not otherwise deducted in the determination of EBITDA, restricted payments made during that period.

Our principal use of cash has generally been to fund our operating activities, for debt repayments, to acquire businesses and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2005 and for the six months ended June 30, 2006:

Principal Cash Flows

	Years ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(millions of constant Pesos)
Resources provided by operating activities	436	915	1,863	664	778
Resources provided by (used in) financing	31	404	(242)	(158)	(287)
Resources provided by (used in) investing activities	(26)	(1,357)	(1,938)	133	248

Our net resources provided by operations were Ps. 778 million in the six-month period ended June 30, 2006 compared to Ps. 664 million of net resources provided by operations in the same period of 2005 and reflected our net income for the period. Our net resources provided by operating activities was Ps. 1,863 million in 2005 and reflected the net income of the year. Our net resources provided by operating activities was Ps. 915 million in 2004 and reflected significant net income offset by increases in inventories and receivables attributable to the acquisition of the Apizaco and Cholula facilities. Our net resources provided by operating activities was Ps. 436 million in 2003 and reflected the conversion of loans of Industrias CH into our series B shares for Ps. 201 million.

Our net resources used by financing activities were Ps. 287 million in the six-month period ended June 30, 2006 (which amount includes the prepayment of Ps. 409 million (U.S. $37.7 million) of Republic’s bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 122 million) compared to Ps. 158 million of net resources used by financing activities in the same period of 2005. Our net resources used in financing activities was Ps. 242 million in 2005. This amount reflected the prepayment of Ps. 1,052 million of bank debt of Republic and the loan from Industrias CH for Ps. 451 million. Our net resources provided by financing activities was Ps. 404 million in 2004. This amount reflected prepayment of bank debt of U.S.$20 million (Ps. 228 million), the increase in capital stock issued to minority shareholders of Ps. 25 million and a capital contribution from Industrias CH to us in the amount of Ps. 230 ($20 million) for capital stock to be issued in the second quarter of 2005. Our net resources provided by financing activities was Ps. 31 million in 2003. This amount reflected the semi-annual amortization installments on our bank debt of Ps. 16 million (U.S.$1.4 million), the prepayment of Ps. 352 million ($30 million) of bank debt, the conversion into shares by Industrias CH of Ps. 201 million of loans plus accrued interest thereon, the increase of the capital stock by the minority shareholders for Ps. 21 million and the conversion into series B shares of the capital contribution from Industrias CH to us in the amount of Ps. 169 million (U.S.$15 million) in 2003.

We attribute our net resources used in investing activities primarily to the acquisition of property, plant and equipment and other non-current assets and reflects changes in long-term inventories and proceeds from insurance claim. Our net resources provided by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 248 million for the six months ended June 30, 2006 compared to net resources provided by investing activities of Ps. 133 million in the same period of 2005. Our net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,938 million in 2005, and our net resources used to acquire Republic were Ps. 1,310 million. Our net resources used in investing activities were Ps. 1,357 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities) and Ps. 26 million in 2003.

At June 30, 2006, our total consolidated debt consisted of approximately $302,000 (Ps. 3.4 million) of U.S. dollar denominated debt (accrued interest at June 30,2006 was $322,798). At December 31, 2005, our total consolidated debt consisted of approximately $38 million of U.S. dollar denominated debt. At December 31, 2004, we had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

In December 2003, we acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from Industrias CH for nominal consideration. Acosa’s sole asset is a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries, if any, net of expenses of collection, with respect to the defaulted receivables. Upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis. At December 31, 2005, we did not have any recoveries with respect to the defaulted receivables. We sold Acosa in October of 2006 for nominal consideration.

In May 2004, certain minority of our shareholders exercised their pre-emptive rights arising as a result of the conversion by Industrias CH of certain indebtedness to purchase capital stock for Ps. 24.7 million at the price per share of Ps. 14.59 (the equivalent of U.S.$1.25 per ADS). See “Related Party Transactions” below.

We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 6 to the audited financial statements, certain futures contracts that we entered into in late 2003 to fix the price of our natural gas purchases from 2004 to 2006.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our significant long-term contractual obligations as of December 31, 2005:

	Maturity
	Less than 1 year	1 - 3 years	4 - 5 years	In excess of 5 years	Total
	(millions of constant Pesos)
Long-term debt obligations	18	29	362	0	409
Long-term debt obligations (MTNs)	3	0	0	0	3
Long-term contractual obligations	0	0	0	0	0
Total	21	29	362	0	412

As of December 31, 2005, Republic had U.S.$0.1 million included in property, plant and equipment for various equipment and computer capital leases. Republic’s capital leases required future minimum payments of U.S.$0.3 million for 2006 and were repaid in full in 2006.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 327% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, in late 2003, we entered into futures contracts with PEMEX. We expect the contracts will guarantee a portion of our natural gas consumption in our Mexican operations at a fixed price of $4.462 per million British thermal unit (“MMBtu”). Through December 31, 2006, our Mexican operations obtained approximately 95% of their natural gas consumption, or 2,200,000 MMBtus, from PEMEX. Between January 1, 2007 and January 31, 2007, we expect that our operations in the United States will obtain approximately 15% of their natural gas consumption, or 1,800,000 MMBtus, from futures contracts. These futures contracts are not entered into for trading purposes but, subject to market prices of natural gas, are expected to be settled by delivery of natural gas at the contract price. As described in Note 6 to our audited financial statements, at December 31, 2005, we recorded an asset of Ps. 57.5 million with respect to these contracts. We do not believe our market risk with respect to these natural gas futures contracts is material.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2005 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

Our primary interest rate exposure relates to long-term debt. On the asset side, we are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize a combination of floating rate debt and fixed rate debt. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, we estimate that our earnings before taxes over a one-year time horizon would decrease by Ps. 4 million ($0.38 million).

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade receivables and trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of Ps. 41 million ($3.8 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2005 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2006. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Critical Accounting Policies

The discussion in this section is based upon our financial statements, which have been prepared in accordance with Mexican GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and direct cost of sales, income taxes and employee profit sharing, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

Management believes that the critical accounting policy which requires the most significant judgments and estimates used in the preparation of the financial statements relates to the impairment of property, plant and equipment and valuation allowance on accounts receivable. We evaluate periodically the adjusted values of our property, plant and equipment, to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds future revenues or net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues or fair value. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues and cash flows or realizable value, as applicable, of our property, plant and equipment due to the characteristics of those assets. The class of our assets which most require complex determinations based upon assumptions and estimates relates to idle machinery.

With respect to valuation allowance on accounts receivable, on a periodic basis management analyzes the recoverability of accounts receivable in order to determine if, due to credit risk or other factors, some receivables may not be collected. If management determines that such a situation exists, the book value of the non-recoverable assets is adjusted and charged to the income statement through an increase in the doubtful accounts allowance. This determination requires substantial judgment by management. As a result, final losses from doubtful accounts could differ significantly from estimated allowances.

New Accounting Pronouncements

The following accounting bulletins issued by the Mexican Institute of Public Accountants are obligatory as of January 1, 2005.

Business Acquisitions

The most significant issues in Bulletin B-7 are as follows: (i) use of the purchase method as the only alternative for valuing businesses acquired and investments in associated companies, (ii) change in the accounting for goodwill, eliminating amortization and also requiring that negative goodwill not fully amortized at the date of adoption of Bulletin B-7 be carried to the results of operations, as a change in accounting principle and (iii) establishment of specific rules to account for the acquisition of minority interest and for transfers of assets or exchange of shares among entities under common control.

We opted for the early adoption of this Bulletin (see Note 14 to the audited financial statements).

Labor Obligations

The new accounting Bulletin D-3, Labor Obligations, was issued in January 2004. The revised Bulletin replaces and nullifies the previous Bulletin D-3, issued in January 1993 and revised in 1998. The observance of Bulletin D-3 is compulsory for fiscal years beginning on or after January 1, 2004, except for termination payments, which were in force as of January 1, 2005.

The revised Bulletin incorporates the matter of remunerations for other post-retirement benefits, thus nullifying the provisions of Circular 50, Interest rates to be used in the valuation of labor obligations and supplementary application of accounting principles related to labor obligations. Bulletin D-3 also eliminates the subject related to unexpected payments and, instead includes the subject related to termination payments, defining such payments as those granted to workers at the end of their employment before reaching the age of retirement, which include two types: (i) due to corporate restructuring, for which the guidelines of Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, must be followed, and (ii) due to reasons other than restructuring, for which we must apply the valuation and disclosure rules required for retirement pensions and seniority premiums payments, thus allowing at the time that this Bulletin is adopted, to immediately recognize the transition asset or liability in results of operations, or its amortization, in conformity with the remaining working life of the workers.

We believe that the adoption of this Bulletin did not have a material effect on our financial position or on our results of operations.

Other Pronouncements

As of May 31, 2004, the Mexican Institute of Public Accountants, or IMCP, formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function to be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed the standards of Mexican GAAP as Normas de Información Financiera, or Financial Reporting Standards and determined that the Financial Reporting Standards would encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new Financial Reporting Standards; and (iv) International Financial Reporting Standards, or IFRS, that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the Conceptual Framework, or “CF” contained in Mexican GAAP and modifying it to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the Financial Reporting Standards-A series. The Financial Reporting Standards-A series, together with Financial Reporting Standards B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006 and thereafter, and supersede all existing Mexican GAAP series A bulletins.

The new Financial Reporting Standards are as follows:

•	Financial Reporting Standards A-1, Structure of Financial Reporting Standards

•	Financial Reporting Standards A-2, Fundamental Principles

•	Financial Reporting Standards A-3, Users’ Needs and Financial Statement Objectives

•	Financial Reporting Standards A-4, Qualitative Characteristics of Financial Statements

•	Financial Reporting Standards A-5, Basic Elements of Financial Statements

•	Financial Reporting Standards A-6, Recognition and Valuation

•	Financial Reporting Standards A-7, Presentation and Disclosure

•	Financial Reporting Standards A-8, Supplementary Standards to Mexican GAAP

•	Financial Reporting Standards B-1, Accounting Changes

The most significant changes established under standards are as follows:

•
In addition to the statement of changes in financial position, Financial Reporting Standards A-3 makes reference to a cash flows statement, which should be issued when required by a particular standard.

•
Financial Reporting Standards A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•
Financial Reporting Standards A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the names of any officers or administrative bodies authorizing the related issuance.

•
Financial Reporting Standards B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

The implementation of these new standards did not have a significant impact on our financial information.

BUSINESS

Our History and Development

General

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada.

We believe that we are the leading producer of SBQ products in North America, with leading market positions in both the United States and Mexico and that we offer the broadest SBQ product range in those markets today. We also believe that we are the leading producer of structural and light structural steel products in Mexico, and we have an increasing presence in the U.S. market.

Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants. The quality of our products and services, together with the cost advantage generated by our facility locations has allowed us to develop long standing relationships with most of our SBQ clients, which include U.S. and Mexico based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with a significant advantage in the cost of freight.

In the United States and Mexico, we own and operate ten state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 3.4 million tons and a combined annual installed rolling capacity of 2.9 million tons. We operate both mini-mill and integrated steel making facilities, which gives us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

•	Mexico’s largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco;

•	a mini-mill in Mexicali, Baja California Norte;

•	a mini-mill in Apizaco, Tlaxcala;

•
a cold finishing facility in Cholula, Puebla; all of these facilities are owned through our indirect wholly-owned subsidiaries, Simec International, S.A. de C.V. (“SI”), Controladora Simec S.A. de C.V. and Compañia Siderurgica de Guadalajara S.A. de C.V.; and

•
a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Canton, Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, all of which are owned through our majority-owned subsidiary, Republic.

We are domiciled in the city of Guadalajara, Jalisco, and our principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Our telephone number is 011-52-33-1057-5757.

In the first half of 2006, almost all of our consolidated sales were in the North American market, 27.9% in Mexico, 71.9% in the United States and Canada, and 0.2% of our consolidated sales were exports to markets outside North America.

In 2005, we had net sales of Ps. 13.0 billion, marginal profit of Ps. 2.6 billion and net income attributable to majority interest of Ps. 1.3 billion. In the first half of 2006, our net sales were Ps. 11.9 billion, marginal profit of Ps. 2.2 billion and net income attributable to majority interest of Ps. 1.3 billion.

The chart below sets forth a summary of our corporate structure:

(1)   Includes the following non-operating subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%), Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%), Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (99.99%), Industrias del Acero y del Alambre, S.A. de C.V. (99.99%), Procesadora Mexicali, S.A. de C.V. (99.99%), Servicios Simec, S.A. de C.V. (100%), Sistemas de Transporte de Baja California, S.A. de C.V. (100%), Operadora de Metales, S.A. de C.V. (100%), Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), and Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%), Arrendadora Simec S.A. de C.V. (100%), Controladora Simec S.A. de C.V. (100%) Compañía Siderúrgica de Guadalajara S.A. de C.V. (100%).
(2)   Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco, Mexicali, Baja California, and Apizaco, Tlaxcala, and a cold finishing facility in Cholula, Puebla.
(3)   The remaining 49.8% of SimRep Corporation is owned by our controlling shareholder, Industrias CH, S.A.B. de C.V.
(4)   SimRep owns 100% of Republic Engineered Products through its 100% interest in PAV Republic Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio, a steel-making and hot-rolling facility in Lorain, Ohio, a hot-rolling facility in Lackawanna, New York, and cold finishing facilities in Massillon, Ohio, Gary, Indiana, and Hamilton, Ontario, Canada.

Our History

Our steel operations commenced in 1969 when a group of families from Guadalajara, Jalisco, formed CSG, a mini-mill steel company. In 1980, Grupo Sidek, S.A. de C.V. (“Sidek”), our former parent, was incorporated and became the holding company of CSG. In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary, Grupo Simec, S.A. de C.V., a Mexican corporation with limited liability.

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in us to Industrias CH. In June 2001, Industrias CH increased its interest in us to 82.5% by acquiring additional shares from certain of our bank creditors that had converted approximately $95.4 million of our debt ($90.2 million of principal and $5.2 million of interest) into our common shares. Industrias CH subsequently increased its equity position in us through various conversions of debt to equity and capital contributions to an 85% interest.

In August 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with the seniority premiums of employees of the Mexican steel-making facilities of Grupo Sidenor located in Apizaco, Tlaxcala and Cholula, Puebla. Our total net investment in this transaction was approximately U.S.$122 million (excluding value added tax of approximately $16 million paid in 2004 and recouped from the Mexican government in 2005), funded with cash from operations, and a $19 million capital contribution from Industrias CH. We began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operations of both plants are reflected in our financial results since that date.

In July 2005, we and Industrias CH acquired 100% of the stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. We financed our portion of the U.S.$229 million purchase price principally through a loan we received from Industrias CH that we have repaid in full.

Competitive Strengths

We believe the following are our principal competitive strengths:

Leading SBQ producer in North America.

We believe we have been the leading market producer and supplier of SBQ steel in Mexico since August 2004 and in the United States since July 2005. In 2005, we supplied approximately 28% of the Mexican market and 20% of the U.S. market.

Higher value-added product mix.

To maximize operating margins, we focus our production on higher value-added SBQ products, which represented 79% of our total sales in the first six months of 2006.

Long-standing customer relationships.

Our SBQ products are highly engineered and tailored to specific client needs. We continuously work with our clients on design engineering and new product development to meet the requirements of their evolving platforms. We believe that the quality of our products and services allows us to develop long lasting direct relationships with the largest end-users of SBQ products in North America, which, we believe, increases switching costs and improves our competitive position.

Reduced price volatility.

The quality requirements of the majority of our SBQ clients and the nature of our relationships have allowed us to implement favorable pricing policies that include annual price revisions and price adjustments based on the price of key inputs such as scrap, iron ore, energy, alloys and other key raw materials. These contribute to maintaining operating margins against raw material price fluctuations relatively stable.

Competitive cost structure.

We believe our cost structure is highly favorable due to our:

•	Competitive cost of raw materials. We believe our centralized purchasing strategy and strong financial position allow us to obtain favorable terms from our raw materials suppliers.

•	Low freight expenses. We believe the strategic location of our facilities allows us to serve our SBQ steel and other clients with lower distribution and freight costs than most of our competitors.

•
Relatively low cost of labor in Mexico. Our Mexican operations benefit from the relatively lower cost of labor in the Mexican market compared to the United States. In addition, our Mexican, U.S. and Canadian operations do not currently have any significant legacy liabilities or their associated costs.

•
Favorable labor agreement in the United States. The labor agreement in place in our U.S. operations has eliminated legacy costs and enhances our ability to maximize workforce flexibility, allowing us to reduce production costs.

•	Lean operational structure and overhead cost. We maintain non-operating costs at low levels by relying on a lean and cost efficient overhead structure.

State-of-the-art production facilities.

We have recently completed the revamping of our mini-mill steel-making facility in Canton, Ohio including the installation of a new continuous caster. We believe that our remaining steel making and processing facilities in Mexico and the United States are among the most modern and well maintained in North America.

Extensive track record of profitable growth.

Over the last two years we have significantly increased our installed capacity through the acquisition of Republic and of plants in Tlaxcala and Cholula, Mexico. As a result of these acquisitions, organic growth and operational improvements, we have increased our installed capacity from 0.7 million tons as of December 31, 2003 to 3.4 million tons of crude steel as of June 30, 2006.

Significant organic growth opportunities.

Our liquid steel making capacity exceeds our rolling and finished steel capacity, which allows us to continue increasing our finished product capacity through comparatively low levels of capital investments. We intend to pursue this option and plan to invest approximately U.S.$250 million in a rolling mill with an annual capacity of 600,000 tons in our facilities. We also intend to explore expanding our liquid steel-making facilities in Lorain, Ohio by bringing an existing second blast furnace online at a cost significantly lower than that of purchasing a new blast furnace with the same capacity.

Solid financial position.

We seek to maintain a conservative capital structure and prudent leverage levels. We currently have no significant financial debt or significant legacy liabilities. We believe that these factors, combined with our strong cash flow generation, provide us with the financial flexibility and resources to continue to pursue growth enhancing initiatives.

Experienced and committed management team.

Our management team has extensive experience in, and knowledge of, the North American steel industry and in evaluating, pursuing and completing both strategic and organic growth opportunities as well as a track-record of increasing productivity and reducing costs.

Business Strategy

We intend to further consolidate our position as a leading producer, processor and distributor of SBQ steel in North America and structural steel in Mexico. We also intend to expand our presence in the steel industry by identifying and pursuing growth opportunities and value enhancing initiatives. Our strategy includes:

Further integrating our operations.

We intend to continue the integration of our Mexican, U.S. and Canadian operations to capitalize on the commercial and cost related synergies contemplated at the time of the Atlax Acquisition in 2004 and of the acquisition of Republic in 2005.

Improving our cost structure.

We have substantially reduced our operating cost and non-operating expenses and plan to continue to do so by reducing overhead expenses and operating costs through sharing best practices among our operating facilities and maintaining a conservative capital structure.

Focusing on high margin and value-added products.

We prioritize the production of high margin steel products over volume and utilization levels. We plan to continue to base our production decisions on achieving relatively high margins.

Building on our strong customer relationships.

We intend to strengthen our long-standing customer relationships by maintaining strong customer service and proactively responding to changing customer needs.

Pursuing strategic growth opportunities.

We have successfully grown our business by acquiring, integrating and improving under- performing operations. In addition, we intend to continue in pursuit of acquisition opportunities that will allow for disciplined growth of our business and value creation for our shareholders. We also intend to pursue organic growth by reinvesting the cash generated by our operating activities to expand the capacity and increase the efficiency of our existing facilities.

Business Overview

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, and cold finished bars. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

•
I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction as structure supports.

•
Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction as structure supports and for stocking systems.

•
Angles. Angles are two equal sided sections joined by their ends with a 90º angle, forming an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.

•
Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, autopart and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

•
Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars in our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

•
Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction sector to reinforce concrete. Rebar is considered a commodity product due to general acceptance by most costumers of standard industry specifications.

•
Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.

•
Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities as of August 1, 2004 and sales of products manufactured at the U.S. and Canadian facilities as of July 22, 2005.

Steel Product Sales Volume

	Years ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(Thousands of tons)
I-Beams	83.8	76.1	82.2	41.4	42.2
Channels	50.7	58.9	59.7	23.7	35.1
Angles(1)	108.5	135.7	222.6	87.5	107.9
Hot-rolled Bars (round, square and hexagonal rods)	174.6	189.0	600.0	100.9	602.0
Flat Bar	45.7	91.7	188.5	99.7	81.1
Rebar	139.0	191.9	239.1	144.1	135.8
Cold Finished Bars	17.1	15.7	105.6	22.2	101.7
Semi-finished tube rounds	0.00	0.00	165.2	0	210.0
Other semi-finished trade products(2)	0.00	0.00	43.3	0	48.5
Other	8.8	14.3	1.9	2.8	4.0
Total Steel Sales	628.2	773.3	1,708.1	522.3	1,368.3
_________________
(1) Angles include structural angles and commercial angles.
(2) Includes billets and blooms (wide section square and round bars).

Our Operations and Production Facilities

We conduct our operations at ten facilities throughout North America. At June 30, 2006, our crude steel production capacity was 3.4 million tons, of which 1.0 million tons were based on an integrated blast furnace technology, and 2.4 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 1.1 million tons of crude steel production capacity, operating three mini-mill facilities. Our U.S. operations have 2.2 million tons of crude steel production capacity. In addition, we have 2.9 million tons of rolling and finishing capacity, of which 1.2 million are located in Mexico, and 1.6 million are located in the United States and Canada.

We operate four mini-mills, three in Mexico and one in the United States. The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala and Mexicali, Baja California. Our mini-mill in the United States is located in Canton, Ohio, and we have recently completed a revamping process that has increased capacity of the mill to 1,300,000 tons of steel billet. We also operate an integrated blast furnace in Lorain, Ohio. There is a second blast furnace in the same facility with 750,000 tons of yearly capacity that is not currently operating, but that we believe could be made operational with relatively low levels of investment. We operate rolling and finishing facility in each of our mill facilities in Cholula and in the United States and Canada.

Because we operate both mini-mill and integrated blast furnace production facilities, we can allocate production between each type of facility based on efficiency and cost. In addition, as long as our facilities are not operating at full capacity, we can allocate production based on the relative cost of basic inputs (iron ore, coke, scrap and electricity) to the facility where production costs would be the lowest. Our production facilities are designed to permit the rapid changeover from one product to another. This flexibility permits us to efficiently produce small volume orders to meet customer needs and to produce varying quantities of standard product. Production runs, or campaigns, occur on four to eight weeks cycles, minimizing customer waiting time for both standard and specialized products.

We use ferrous scrap and iron ore to produce our finished steel products. We produce molten steel using both an electric arc furnace and integrated blast furnace technology, alloying elements and carbon are added, and which then is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. In addition, to producing billet, our Canton, Ohio facility also produces blooms.

Our mini-mill plants use an electric arc furnace to melt ferrous scrap and other metallic components, which are then cast into long, square bars called billet in a continuous casting process, all of which occurs in a melt shop. The billet is then transferred to a rolling mill, reheated and rolled into finished product. In contrast, an integrated steel mill heats iron pellets and other primary materials in a blast furnace to first produce pig iron, that must be refined in a basic oxygen furnace to liquid steel, and then cast to billet and finished product. Mini-mill plants typically produce certain steel products more efficiently because of the lower energy requirements resulting from their smaller size and because of their use of ferrous scrap. Mini-mills are designed to provide shorter production runs with relatively fast product changeover times. Integrated steel mills are more efficient in producing longer runs and are able to produce certain steel products that a mini-mill cannot.

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities starting from August 1, 2004. These figures reflect the sales of the products manufactured at the Republic facilities starting from July 22, 2005.

Production Volume and Capacity Utilization

Years ended December 31,			Six months ended June 30,
2003	2004	2005	2005	2006
(Tons in thousands)
Melt shops
Steel billet production	705.9	877.5	1,748.2	532.6	1,550.5
Annual installed capacity(1)	780.0	1,160.0	3,115.9	1,160.0	3,398.1
Effective capacity utilization	90.5%	93.5%	89.6%	91.8%	91.3%
Rolling mills
Total production	598.1	766.0	1,544.0	502.6	1,242.3
Annual installed capacity(1)	730.0	1,210.0	2,847.5	1,210.0	2,901.9
Effective capacity utilization	81.9%	82.4%	81.6%	83.1%	85.6%
_________________
(1)
Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as at December 31 for each year. The percentage of effective capacity utilization for 2004 is determined in the case of the Apizaco and Cholula facilities based on utilization over the period from August 1 to December 31, 2004. The percentage of effective capacity utilization for 2005 is determined in the case of Republic facilities based on utilization over the period from July 22 to December 31, 2005.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for the six-months ended June 30, 2006.

Mexican Production per Facility by Product

	Location
Product	Guadalajara	Mexicali	Apizaco/Cholula	Total
	(Production %)

I Beams	20.6%	0.7%	0%	8.1%
Channels	9.6%	14.8%	0%	6.8%
Angles	24.0%	13.6%	21.2%	20.9%
Hot Rolled Bars (round, square and hexagonal rods)	18.8%	9.0%	18.4%	16.6%
Rebar	14.2%	60.0%	21.5%	26.3%
Flat Bars	7.9%	1.9%	30.0%	15.7%
Cold Finished Bars	3.2%	0%	8.9%	4.8%
Other	1.7%	0%	0.0%	0.8%
Total	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco, which is Mexico’s third largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2005, the Guadalajara mini-mill produced 304,295 tons of steel billet and 393,958 tons of finished product operating at 87% capacity for billet production and 82% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico D.F. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,			Six months ended June 30
	2003	2004	2005	2005	2006
Steel Sales (thousands of tons)	430	430	407	204	203
Average finished product price per ton	Ps. 4,650	Ps. 7,375	Ps. 6,556	Ps. 6,959	Ps. 6,903
Average scrap cost per ton	1,713	2,774	2,343	2,535	2,349
Average manufacturing conversion cost per ton of finished product	1,366	1,387	1,645	1,625	1,617
Average manufacturing conversion cost per ton of billet	848	961	1,050	1,020	1,074

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2005, the Mexicali mini-mill produced approximately 385,873 tons of billet, of which the Guadalajara mini-mill used 104,415 tons, the Apizaco mini-mill 60,124 used tons, and we sold 14,488 tons to third parties. In 2005, the Mexicali mini-mill produced 201,607 tons of finished product. In 2005 we operated the Mexicali mini-mill at 90% capacity for billet production and at 81% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2005, 66% of the products produced at the Mexicali mini-mill were rebar, 15% were angles, 9% were hot rolled bars (round, square and hexagonal rods) and the remaining 10% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,			Six months ended June 30
	2003	2004	2005	2005	2006
Steel Sales (thousands of tons)	199	187	210	105	105
Average finished product price per ton	Ps. 4,310	Ps. 7,031	Ps. 5,680	Ps. 5,803	Ps. 6,691
Average scrap cost per ton	1,373	2,046	2,034	2,100	2,041
Average manufacturing conversion cost per ton of finished product	1,294	1,426	1,516	1,492	1,520
Average manufacturing conversion cost per ton of billet	817	857	908	890	918

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 380,000 tons of steel billet and an annual installed capacity of finished product of 432,000 tons. In 2005, the Apizaco mini-mill produced 377,832 tons of steel billet, of which the Guadalajara mini-mill used 3,685 tons, and 392,681 tons of finished products. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico D.F. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 48,000 tons. In 2005, the Cholula facility produced 32,494 tons of finished product, at 68% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2005, 17% of the products we produced at the Apizaco and Cholula facilities were rebar, 23% were angles, 17% were hot rolled bars (round, square and hexagonals) and the remaining 43% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,		Six months ended June 30,
	2004(1)	2005	2005	2006
Steel Sales (thousands of tons)	156	416	213	209
Average finished product price per ton	Ps. 7,822	Ps. 6,632	Ps. 6,923	Ps. 6,891
Average scrap cost per ton	3,112	2,745	2,850	2,614
Average manufacturing conversion cost per ton of finished product	2,135	2,091	2,023	2,134
Average manufacturing conversion cost per ton of billet	1,428	1,416	1,457	1,400
_____________
(1) Since August 1, 2004.

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2005, these facilities had an annual installed capacity of 1,956,000 tons of billet and 1,637,000 tons of finished product. From July 22, 2005 to December 31, 2005, the Republic facilities produced 680,219 tons of steel billet, of which 165,201 tons were sold as semi-finished tube rounds and 43,273 were sold as other semi-finished trade products. The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing. For the same period, the Republic facilities produced 453,509 tons of hot-rolled bar, of which 49,624 tons were used by the cold finish facilities. The Republic facilities produced 69,764 tons of cold finish bars. During this period, 60% of the products produced at the Republic facilities were hot-rolled bars, 9% were cold-finished bars, 25% were semi-finished tube rounds, and 6% were other semi-finished trade products.

The following table sets forth, for the periods indicated, selected operating data for our Republic facilities.

	July 22 - December 31	Six months ended June 30
	2005	2006
Steel Sales (thousands of tons)	675	852
Average finished product price per ton	Ps. 8,245	Ps. 9,822
Average scrap cost per ton	1,800	2,291
Average iron ore pellet cost per ton	647	661
Average manufacturing conversion cost per ton of finished product(1)	5,033	4,787
Average manufacturing conversion cost per ton of billet(1)	3,729	3,545
_____________
(1) Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility mainly produces SBQ steel and operates an integrated steel mill. We operate one blast furnace, two 220-ton basic oxygen furnaces, a ladle metallurgy facility, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2005, an annual installed capacity of 1,170,000 tons of steel billet and 840,000 tons of finished product. During the period of July 22 to December 31, 2005, the Lorain facility, was operated at 82.5% capacity for steel billet and for finished product, 64.6% for 9-10”

rolling mill and 70.1% for 20” mill finishing and shipping production, and it produced 376,130 tons of billets and 240,000 tons of finished products.

Canton, Ohio. Our Canton facility mainly produces SBQ steel and includes two 200-ton top charge electric arc furnaces, a 5-strand bloom/billet caster, two ladle metallurgical furnaces, two vacuum degassers and two slag rakes. This facility also includes a combination Caster rolling facility that continuously casts blooms in a 4-strand caster, heats the blooms to rolling temperature in a walking beam furnace, then rolls billets through an 8-stand rolling mill in an inline operation. We installed and commissioned the electric arc furnace, the bloom/billet caster, ladle metallurgical furnace and vacuum degasser in 2005. Other Canton equipment includes a Mecana billet inspection line, four stationary billet grinders, a saw line and a quality verification line (or “QVL line”).

Canton produces blooms and billets for the three rolling mills in the Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2005, the Canton facility had annual installed capacity of 790,000 tons of steel billet. In the period from July 22, 2005 to December 31, 2005, this facility produced 302,000 tons of blooms, billets and other semi-finished trade product and was operated at 88% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 22 stand rolling mill capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .562" to 3.250" with coil weights up to 6000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 2005, the Lackawanna facility had annual installed capacity of 540,000 tons of hot rolled bars. In the period from July 22, 2005 to December 31, 2005 this facility produced 212,000 tons of hot rolled bars and was operated at 89.6% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2005, an annual installed capacity of 125,000 tons of finished product. During the period of July 22 to December 31, 2005, the Massillon facility was operated at 70.3% capacity of finished product and produced 39,000 tons of cold finished bars.

Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 2005, the Gary facility had annual installed capacity of 70,000 tons of cold finished bars. In the period from July 22, 2005 to December 31, 2005, this facility produced 16,000 tons of cold finished bars and was operated at 53% capacity of finished product.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 2005, the Hamilton facility had annual installed capacity of 60,000 tons of cold finished bars. In the period from July 22, 2005 to December 31, 2005, this facility produced 14,000 tons of cold finished bars and was operated at 56.5% capacity of finished product.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2005 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)(2)

Guadalajara	Structurals (56%); Light Structurals (16%); SBQ (21%), Rebar (7%)	electric arc furnace with continuous caster, rolling mill and bar processing lines	393,958	480,000

Mexicali	Structurals (7%); Rebar (67%); Light Structurals (26%)	electric arc furnace with continuous caster and bar rolling mills	201,607	250,000

Apizaco and Cholula	SBQ (60%); Rebar (17%); Light Structurals (23%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	425,175	480,000

Lorain	SBQ (100%)	blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	240,000(1)	840,000

Canton	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster, rolling mills	302,000(1)	790,000(3)

Lakawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	212,000(1)	540,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	39,000(1)	125,000

Gary	SBQ (100%)	cold drawn bar turning and heat treating equipment	16,000(1)	70,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	14,000(1)	60,000

(1)   Production from July 22, 2005 to December 31, 2005.
(2)   At December 31, 2005.
(3)   Installed capacity at Canton increased to 1,200,000 tons at June 30, 2006 due to the additional 400,000 tons of rolling capacity.

Principal Capital Expenditures and Divestitures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology.

In 2005, we spent $46.4 million (Ps. 503 million) on capital investments in our Mexican and our U.S. operations. Projects at the Guadalajara facilities in 2005 included the addition of a railroad weighing-machine and improvements to the warehouse. Projects at the Mexicali facility in 2005 included the addition of a cooling bed for the rolling mill, special site for dust and a co-jet system for the melt shop in order to increase productivity and reduce energy consumption. Projects at the Apizaco facility included the addition of a Straightening Line for the rolling mill and an inspection system for the rolling mill. From July 22, 2005 to December 31, 2005, capital investments in our Republic facilities were $34.4 million (Ps. 392 million), including $17.8 million (Ps. 203 million) for the new five strand combined billet/bloom caster in our Canton, Ohio facility, and the remainder for the revamping of the Canton melt shop, maintenance, general capital and infrastructure improvements and modernization.

In 2004, we spent $109.7 million (Ps. 1,285 million) on capital investments ($107.5 million of which (Ps. 1,225 million) we allocated to the acquisition of the Apizaco and Cholula facilities). Projects at the Guadalajara facilities in 2004 included the addition of a reheating furnace and a new stand for the rolling mill. Projects at the Mexicali facility in 2004 included the addition of a special site for dust.

In 2003, we spent $5.4 million (Ps. 64 million) on capital investments. Projects at the Guadalajara facility included the addition of a slitting system in order to increase production at the rolling mill. Projects at the Mexicali facility included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop.

We anticipate capital investments of $34.1 million (Ps. 389 million) at our Republic facilities in 2006, including $23.4 million (Ps. 267 million) at the Canton, Ohio facility, $9.2 million (Ps. 105 million) at the Lorain, Ohio facility, $0.5 million (Ps. 5.7 million) at the Lackawanna, New York facility, $0.4 million (Ps. 4.6 million) at the Massillon, Ohio facility, $0.1 million (Ps. 1.1 million) at the Hamilton, Ontario, Canada facility, $0.2 million (Ps. 2.3 million) at the Gary, Indiana facility and $0.3 million (Ps. 3.4 million) at our corporate location in Fairlawn, Ohio. We expect to have spent $9.4 million (Ps. 107 million) on capital improvements at our facilities in Mexico in 2006, including $7.7 million (Ps. 88 million) at the Apizaco facility, $1.4 million (Ps. 16 million) at the Mexicali facility and $0.3 million (Ps. 3.4 million) at the Guadalajara facility.

  Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. We believe that on a pro forma basis, including Republic for all of 2005, approximately 79% of our steel product sales represented SBQ steel products, of which we sold 45% to the auto part industry, 15% to service centers, 13% for energy related products, 5% for hand tools, 5% for mining equipment and the remaining 17% to other industries. We estimate that 85% of our total production comes from special orders from our clients.

The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada sales as a percentage of total product sales by market. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities starting since August 1, 2004 and the sales of products manufactured at our U.S. facilities starting since July 22, 2005.

Steel Product Sales By Region

	Mexico			U.S. and Canada(1)			Mexico		U.S. and Canada(1)
	Years ended December 31,						Six months ended June 30,
	2003	2004	2005	2003	2004	2005	2005	2006	2005	2006
I-Beams	99%	100%	99%	1%	0%	1%	100%	98%	0%	2%
Channels	81%	80%	81%	19%	20%	19%	85%	59%	15%	41%
Angles	89%	95%	94%	11%	5%	6%	94%	90%	6%	10%
Hot-rolled Bars(round, square and hexagonal rods)	96%	91%	10%	4%	9%	90%	88%	12%	12%	88%
Rebar	67%	71%	66%	33%	29%	34%	65%	91%	35%	9%
Flat bar	89%	95%	98%	11%	5%	2%	97%	97%	3%	3%
Cold Drawn finished bars	96%	95%	40%	4%	5%	60%	99%	23%	1%	77%
Semi-finished tube rounds	0%	0%	0%	0%	0%	100%	0%	0%	0%	100%
Other semi-finished trade products	0%	0%	0%	0%	0%	100%	0%	0%	0%	100%
Other	100%	100%	100%	0%	0%	0%	100%	100%	0%	0%
Total (weighted average)	87%	87%	53%	13%	13%	47%	86%	34%	14%	66%
_________________
(1) Includes sales principally into the United States and Canada.

During the six months ended June 30, 2006, approximately 66% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 34% of our sales by volume, with SBQ products representing approximately 28.5% of such sales and the remainder representing commercial steel products. Approximately 61% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of key production materials. The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors.

We sell to the Mexican market through a group of approximately 100 independent distributors, who also carry other steel companies’ product lines, and through our wholly owned distribution center in Guadalajara. Our sales force and distribution center are an important source of information concerning customer needs and market developments. By working through our distributors, we believe that we have established and can maintain market leadership with small and mid-market end-users throughout Mexico. We believe that our domestic customers are highly service-conscious.

We sell to customers in the U.S. and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States.

We distribute our exports outside North America primarily through independent distributors who also carry other product lines. In addition, we have three full-time employees in Mexico dedicated exclusively to exports.

During 2004 and 2005, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finish size rolling and depend on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. There can be no assurance that significant levels of pre-production sales orders will continue.

We have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect costumers include leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, DaimlerChrysler AG, Honda Motor Co., Ltd. Toyota Motor Corporation, and Caterpillar Inc., first tier suppliers to automotive and industrial equipment manufacturers such as American Axle, ArvinMeritor, Inc., Delphi, Formtech Industries LLC, NTN Driveshaft, Inc., TRW Automotive Holdings Corp., and Visteon Corporation; forger Jernberg Industries, Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company; and tubular product manufacturer, U.S. Steel. In 2002 we entered into a long term supply contract with U.S. Steel, which we have extended several times. On September 22, 2006, we renewed our long term supply contract with U.S. Steel through September 30, 2008. This contract provides for our obligation to produce and sell to U.S. Steel, and U.S. Steel’s obligation to purchase from us 25,000 to 30,000 tons of our tube rounds per month, and we may agree to sell rounds to U.S. Steel in excess of 30,000 tons. We may not deliver fewer than 75,000 tons during any quarter without paying a penalty, unless the shortfall is based solely on U.S. Steel’s act or omission.

Our U.S. and Canadian facilities are strategically located to serve the majority of consumers of SBQ products in the United States. Our U.S. and Canadian facilities ship products between their mills and finished products to customers by rail and truck. Customer needs and location dictate the type of transportation used for deliveries. The proximity of our rolling mills and cold finishing plants to our U.S. customers allows us to provide competitive rail and truck freight rates and flexible deliveries in order to satisfy just-in-time and other customer manufacturing requirements. We believe that the ability to meet the product delivery requirements of our customers in a timely and flexible fashion is a key to attracting and retaining customers as more SBQ product consumers reduce their in-plant raw material inventory. We optimize freight costs by using our significantly greater scale of operations to maintain favorable transportation arrangements, continuing to combine orders in shipments whenever possible and “backhauling” scrap and other raw materials.

Competition

Mexico

We compete in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements. We believe that we are one of the lowest cost producers of non-flat steel products in Mexico. We endeavor to enhance our competitive position in Mexico by working closely with our clients and distributors and adjusting our production schedule to meet customer requirements. The flexibility of our production facilities, allows us to respond quickly to the demand for our products. We also believe that the geographic locations of our various facilities throughout Mexico and large variety of products help us to maintain our competitive market position in Mexico and in the southwestern United States. Our Mexicali mini-mill, one of the closest mini-mills to the southern California market, provides a production and transportation cost advantage in northwestern Mexico and southern California.

We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah, Schnitzer Steel (Cascade), located in McMimville, Oregon, Oregon Steel (Rocky Mountain Steel Mills), located in Pueblo, Colorado, Tamco Steel, located in Rancho Cucamanga, California and Grupo Villacero (Border Steel), located in El Paso, Texas. We believe that in addition to our significant advantage in terms of lower transportation cost, we also believe that we have an advantage in lower labor cost in our Mexican operations. We believe our transportation costs in northwestern Mexico compare favorably to other local producers, including Grupo Villacero (SICARTSA), located in Lazaro Cardenas, Michoacan; Ternium (Hylsa), located in Apodaca, Nuevo Leon and DeAcero, located in Saltillo, Coahuila.

We estimate, based on information compiled by Mexico’s National Steel and Iron Industry Chamber (Cámara Nacional de la Industria del Hierro y del Acero, or “CANACERO”), that we are the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams. These products accounted for approximately 75,894 tons, or 10%, and approximately 80,000 tons, or 5%, of our total finished product sales in 2004 and 2005, respectively. The revenue that we derived from I-beam products represented 10% and 5% of our net sales in 2005 and 2004, respectively. Total imports of these products, which come mainly from Spain and the United States, represent approximately 10% of the Mexican market.

In 2005, we sold approximately 200,000 tons of I-beams, channels and angles at least three inches in width (including the 80,000 tons of I-beams described above) which represented approximately 12% of our total finished product sales for the year. In 2004, we sold approximately 180,000 tons of I-beams, channels and angles at least three inches in width (including the 75,000 tons of I-beams described above) which represented approximately 24% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 71% in 2005 and 64% in 2004.

In 2005, we sold approximately 700,000 tons of hot rolled and cold finished steel bar, compared to 200,000 tons in 2004. We estimate, based on information compiled by CANACERO, that our share of domestic production of steel bar was 41% in 2005 and 37% in 2004. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production in 2005 was 7% and 88%, respectively, compared to 6% and 40%, respectively, in 2004. Rebar and light structural steel together accounted for approximately 600,000 tons, or 35%, of our total production of finished steel products in Mexico and the United States in 2005, compared to approximately 390,000 tons, or 50%, in 2004. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Aceros San Luis, S.A. de C.V., Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

We distributed our sales of SBQ steel in Mexico as of December 31, 2005 as follows:

•	auto parts industry, 63%,

•	service centers, 8%,

•	mining equipment, 7%,

•	hand tools, 6%, and

•	bar processing industry, 15%.

We have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco and Cholula facilities afford us substantial cost advantages relative to U.S. producers when shipping to customers in central and southern Mexico, and our flexible production facility gives us the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because of its relatively close proximity to these areas reduces our freight costs.

United States and Canada

In the United States and Canada, we compete primarily with both domestic SBQ steel producers and importers. Our U.S. domestic competition for hot-rolled engineered bar products is both large U.S. domestic steelmakers and specialized mini-mills. Non-U.S. competition may impact segments of the SBQ market, particularly where certifications are not required, and during periods when the U.S. dollar is strong as compared with foreign currencies.

The principal areas of competition in our markets are product quality and range, delivery reliability, service and price. Special chemistry and precise processing requirements characterize SBQ steel products. Maintaining high standards of product quality, while keeping production costs low, is essential to our ability to compete in our markets. We believe that we have the widest selection of product grades and sizes in our industry and in many cases provide “niche” products to our customer base that our U.S. competitors cannot provide; for example we are the sole U.S. producer of long lead steel. The ability of a manufacturer to respond quickly to customer orders currently is, and is expected to remain, important as customers continue to reduce their in-plant raw material inventory.

We estimate that the total market for SBQ products in the United States is 8 million tons per year, and in 2005 we produced 1.7 million tons. We, therefore, estimate that we have a market share of more than 20%.

We believe our principal competitors in the U.S. market, depending on the product, include Nucor Corporation, Niagara LaSalle, Mittal Steel, Charter Steel, Steel Dynamics, Inc., The Timken Company and QUANEX Corporation.

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work.  The facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 16, 2004 to January 15, 2007.

Our U.S. operations are currently QS-9000 certified. QS-9000 sets forth a standard set of quality requirements for components and materials suppliers to the automotive industry. Certification requirements vary in scope and generally take between three and twelve months to achieve. Frequently, the qualification process requires a producer to supply one or more trial heats of SBQ products for customer evaluation, although some customers have longer pre-qualification requirements.

The QS-9000 standard will cease to be a certification standard as of December 15, 2006. Suppliers currently certified under QS-9000 will need to update their certifications to comply with the ISO/TS 16949 standard. We are actively working toward transitioning to this standard in all of our facilities. The ISO/TS 16949 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus.

Our Republic facilities are currently ISO 14001 certified. This certification is a voluntary international standard that defines the organizational structure, responsibilities, procedures, processes and resources for implementing environmental management systems (“EMS”). It also requires the development of an environmental policy statement which includes commitments to prevention of pollution, continual improvement of the EMS leading to improvements in overall environmental performance and compliance with applicable statutory and regulatory compliance. Most of the automotive customers of our Republic facilities require this certification. The certification is effective until November 2007.

Employees

At June 30, 2006, we had 4,340 employees (of whom 1,912 were employed at our Mexico facilities, and 1,143 were unionized, and 2,428 were employed at the Republic facilities, of whom 2,014 were unionized) compared to 4,360 employees at December 31, 2005 (of whom 1,905 were employed at our Mexican facilities, and 1,141 were unionized, and 2,455 were employed at the Republic facilities, and 2,007 were unionized), compared to 2,018 employees at December 31, 2004 (781 employed at the Apizaco and Cholula facilities and 1,237 employed at the Guadalajara and Mexicali facilities, and across these facilities a total of 1,194 were unionized) compared with 1,288 employees at December 31, 2003 (or whom 889 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through union contracts. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current contract.

•	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Edo. de Jalisco. The contract expires in February 14, 2008.

•	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires in January 16, 2008.

•	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metalicos, Similares y Conexos de la República Mexicana. The contract expires in January 16, 2007.

•	Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalurgicos Fundidores, Mecánicos y Conexos Crom del Estado. The contract expires in March 1, 2008.

We have had good relations with the unions in our Mexican facilities. The bargaining agreements are revised every two years, and wages are adjusted every year.

The employees of our Republic facilities are affiliated with United Steelworkers of America. The existing labor agreement with the employees of our Republic facilities includes an employee profit sharing program, to which our Republic subsidiary must contribute 15% of its quarterly net income before taxes exceeding $12.5 million (Ps. 142 million) for the period ending June 30, 2006 for unionized employees and 3% of its quarterly net income before taxes exceeding $12.5 million (Ps. 142 million) for the period ending June 30,2006 for the non-unionized employees.

Wages and benefits for non-unionized employees are fixed by a compensation system that incorporates both performance incentives and market wages. We believe that our relations with employees are satisfactory within all our operating subsidiaries, and we have had no strikes or work stoppage in our history. We consider employee training a priority and, as a result, have implemented programs in the professional and technical areas of each operating facility.

Raw Materials

In 2005, our cost of sales in Mexico was 67% compared to our U.S. operations where our cost of sales was 94%, and our consolidated cost of sales was 80%.

Ferrous scrap, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap. Ferrous scrap is among the most important components for our steel production and accounted for approximately 36% of our consolidated direct cost of sales in 2005 (56% of the direct cost in our Mexico operations and 17.5% of the direct cost in our U.S. operations) and 59% of our direct cost of sales in 2004, and represented 32% of our consolidated direct costs in sales for the six months ended June 30, 2006 (55% of the direct cost in our Mexico operations and 25% of the direct cost in our U.S. operations). Ferrous scrap is principally generated from automobile, industrial, naval and railroad industries. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap at our Guadalajara, Mexicali and Apizaco facilities. We meet our refined ferrous scrap requirements through three sources: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 5% and 6% of our refined scrap tonnage in 2005 and 2004, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 84% and 11% in 2005, respectively, and approximately 64% and 30% in 2004, respectively, of our refined ferrous scrap requirements. We are a dominant scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. Iron ore pellets and coke accounted for approximately 19% of our U.S. and Canadian facilities’ direct costs for the six months ended June 30, 2006. In 2005, our U.S. and Canadian facilities purchase 100% of their iron ore pellet and a portion of their coke requirement from U.S. Steel. For the six month period ended June 30, 2006, we used iron ore pellets and coke in our Lorain, Ohio facility. The iron ore pellets and coke made up 9% and 10%, respectively, of the direct costs of sales in this period. We purchase the remainder of our coke requirement on the open market. Our Mexican facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 13% of our direct cost of sales in 2005 and 11% in 2004, and they accounted for 20.8% of our direct cost of sales for the six months ended June 30, 2006 in our U.S. and Canadian facilities. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., and the remainder from Electrometalúrgica de Veracruz, S.A. de C.V., Manuchar Internacional, S.A. de C.V. and Industria Nacional de la Fundición, S.A. de C.V.

We obtain electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales and SGL Carbon, LLC.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V., Fedmet Resources Corp., Vesivius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V. Our U.S. and Canadian facilities purchase most of their ferroalloys from International Nickel, Climax Molybdenum Co., Considar Inc., Minerais U.S. LLC and Glencore LTD. The direct cost for the ferroalloys represents 14% of our consolidated costs, 8% of the direct costs incurred at our Mexican operations and 18.7% of the direct costs incurred at our U.S. operations.

Electricity. As of December 31, 2005, electricity accounted for approximately 7% of our consolidated direct cost of sales for the period (10% of the direct cost of our Mexican operations and 4% of the direct cost of our U.S. operations). Electricity accounted for 10% of our direct cost of sales in 2005 and 9% of direct cost of sales in 2004 and is supplied by the Comisión Federal de Electricidad (“CFE”) in our Mexico facilities. It accounted for 3.6% of direct costs of sales from July 22 to December 31, 2005 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. There can be no assurance that any future cost increases will not have a material adverse effect on our business. From May through October 2005 and August through October 2004, the Mexicali facility acquired electricity from Sempra Energy Solutions (“Sempra”), a company based in San Diego, California. The Comisión Reguladora de Energía of the Mexican Secretary of Energy authorized this agreement for peak hours in the period; the rates were less expensive than the rates of CFE in the same period. In 2006, the Mexicali facility entered into a new contract with Sempra for the period May through October 2006.

Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 8% of our consolidated direct cost of sales (4.5% of the direct cost of our Mexican operations and 11% of the direct cost of our U.S. operations). We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 6 to the audited financial statements, we opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2005 and 2004, we recognized the fair value of the natural gas swap designated for hedging exposure of future gas consumption for the remaining period of January 2004 to December 2006 in terms of fluctuations in natural gas prices, were recognized within the comprehensive income account in stockholders’ equity.

Our contracts are forwards with a minimum volume required to purchase.

At the end of 2003, we entered into derivative transactions with PEMEX, to hedge against fluctuations in natural gas prices. The derivatives will guarantee a portion of our natural gas consumption from 2004 to 2006 at a fixed price of $4.462 per MMBtu. At the end of 2005, we also held in one of our subsidiaries in the United States, 23 open contracts for natural gas swaps, entered to offset the potential natural gas price volatility for the months of January through March 2006. These swaps resulted in marking to market all of our open contracts as of December 2005 and a liability for $1.2 million (Ps. 13 million).

Natural gas consisted of approximately 9.0% of our U.S. and Canadian facilities’ direct costs for the period from July 22 through December 31, 2005. Our U.S. and Canadian operations have a hedging policy to manage their exposure to natural gas price fluctuations when practical. During 2005, we began using cash flow hedges with respect to natural gas. Our policy includes establishing a risk management philosophy and objectives designed to cap our exposure to the extreme price volatility of natural gas and thereby limiting the unfavorable effect of price increases on our operating costs. We do not enter into contracts for the purpose of speculation. We account for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and with Mexican GAAP relating to Bulletin C-10 “Derivative Financial Instruments and Hedging”. At December 31, 2005, we held cash flow hedges for natural gas with the effective portion of such instruments reflected in accumulated other comprehensive loss.

Legal Matters and Regulations

U.S. and Canadian Operations

We are subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things, hazardous materials disposal. Our U.S. operations have been the subject of administrative action by state and local environmental authorities. The resolution of any of these claims may result in significant liabilities. See "Risk Factors- Risk Factors Related to our business - In the event of environmental violations at our facilities we may incur significant liabilities" and “Legal Proceedings—Environmental Claims”.

Environmental Matters

We are subject to a broad range of environmental laws and regulations, including those governing the following:

•	discharges to the air, water and soil;

•	the handling and disposal of solid and hazardous wastes;

•	the release of petroleum products, hazardous substances, hazardous wastes, or toxic substances to the environment; and

•	the investigation and remediation of contaminated soil and groundwater.

We monitor our compliance with these laws and regulations through our environmental management system, and believe that we currently are in substantial compliance with them, although we cannot assure you that we will at all times operate in compliance with all such laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties which could have a material effect on us.

Future changes in the applicable environmental laws and regulations, or changes in the regulating agencies' approach to enforcement or interpretation of their regulations, could cause us to make additional capital expenditures beyond what we currently anticipate. We do not believe that any of our facilities are subject to the Maximum Achievable Control Technology standard for Iron & Steel Manufacturers, or the Maximum Achievable Control Technology standard for Industrial, Commercial and Institutional Boilers and Process Heaters, because they do not emit hazardous air pollutants above the regulatory threshold. However, it is possible that in the future the regulatory agency could disagree with our determination or that operations at one or more of our facilities will change such that the applicability threshold is exceeded. In that event, or under similar circumstances, we could incur additional costs of compliance.

Various federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials (“ACMs”). These laws and regulations may impose liability for the release of ACMs and may permit third parties to seek recovery from owners or operators of facilities at which ACMs were or are located for personal injury associated with exposure to ACMs. We are aware of the presence of ACMs at our facilities, but we believe that such materials are being properly managed and contained at this time.

Mexican Operations

We are subject to Mexican federal, state and municipal laws, administrative regulations and Mexican Official Rules (Normas Oficiales Mexicanas) relating to a variety of environmental matters, anti-trust matters, trade regulations, and tax and employee matters.

Among other matters, Mexican tax returns are open for review generally for a period of five years, and, according to Mexican tax law, the purchaser of a business may become jointly and severally liable for unpaid tax liabilities of the business prior to its acquisition, which may have an impact on the liabilities and contingencies derived from any such acquisitions. Although we believe that we are in compliance with all material Mexican federal, state and municipal laws, administrative regulations and Mexican Official Rules, we cannot assure you that the interpretation of the Mexican authorities of the laws and regulations affecting our business or the enforcement thereof will not change in a manner that could increase our costs of doing business or could have a material adverse effect on our business, results of operations, financial condition or prospects.

Environmental Matters

We are subject to various Mexican federal, state and municipal laws, administrative regulations and Mexican Official Rules (Normas Oficiales Mexicanas) relating to the protection of human health, the environment and natural resources.

The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or “LGEEPA”) and its regulations, which are administered and overseen by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or “SEMARNAT”) and enforced by the Ministry’s enforcement branch, the Federal Attorney’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente or“PROFEPA”); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos or the “Law on Wastes”), which is also administered by SEMARNAT and enforced by PROFEPA; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional de Agua), also a branch of SEMARNAT.

In addition to the foregoing, Mexican Official Rules, which are technical standards issued by applicable regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. Mexican Official Rules regarding soil contamination and waste management were enacted in order to protect this potential contingencies. Although not enforceable, the internal administrative criteria on soil contamination established by PROFEPA are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

LGEEPA sets forth the legal framework applicable to the generation and handling of hazardous wastes and materials, the release of contaminants into the air, soil and water, as well as the environmental impact assessment of the construction, development and operation of different projects, sites, facilities and industrial plants similar to the ones owned and/or operated by us and our subsidiaries. In addition to LGEEPA, the Law on Wastes regulates the generation, handling, transportation, storage and final disposal of hazardous waste.

LGEEPA also mandates that companies that contaminate soil be responsible for the clean-up. Furthermore, the Law on Wastes provides that owners and lessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and lessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. The Law on Wastes also restricts the transfer of contaminated sites.

PROFEPA can bring administrative, civil and criminal proceedings against companies that violate environmental laws, regulations and Mexican Official Rules, and has the power to impose a variety of sanctions. These sanctions may include, among others, monetary fines, revocation of authorizations, concessions, licenses, permits or registries, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities.

Additionally, as part of its inspection authority, PROFEPA is entitled to periodically visit the facilities of companies whose activities are regulated by Mexican environmental legislation, and verify compliance. Similar rights are granted to state environmental authorities pursuant to applicable state environmental laws.

Companies in Mexico are required to obtain proper authorizations, concessions, licenses, permits and registries from competent environmental authorities for the performance of activities that may have an impact on the environment or may constitute a source of contamination. Such companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing PROFEPA and SEMARNAT with periodic reports regarding compliance with various environmental laws. Among other permits, the operations and related activities of the steel industry are subject to the prior obtainment of an environmental impact authorization granted by SEMARNAT.

We believe that we have obtained all the necessary authorizations, concessions, general operating licenses, permits and registries from the applicable environmental authorities to duly operate our facilities, plants and sites, and sell our products and that we are in material compliance with applicable environmental legislation. We, through our subsidiaries, have made significant capital investments to assure our production and operation facilities comply with requirements of federal, state and municipal law and administrative regulation, and to remain in compliance with our current authorizations, concessions, licenses, permits and registries.

We cannot assure you that in the future, we and our subsidiaries will not be subject to stricter Mexican federal, state or municipal environmental laws and administrative regulations, or more stringent interpretation or enforcement of existing laws and administrative regulations. Mexican environmental laws and administrative regulations have become increasingly stringent over the last decade, and this trend is likely to continue, influenced recently by the North American Agreement on Environmental Cooperation entered into by Mexico, the United States and Canada in connection with the North

American Free Trade Agreement or NAFTA. Further, we cannot assure you that we will not be required to devote significant expenditures to environmental matters, including remediation-related matters. In this regard, any obligation to remedy environmental damages caused by us or any contaminated sites owned or leased by us could require significant unplanned capital expenditures and be materially adverse to our financial condition and results of operations.

Water

In Mexico, the National Waters Law regulates water resources. In addition, the Mexican Official Rules govern the quality of water. A concession granted by the National Waters Commission is required for the use and exploitation of national waters. All of our facilities have a five-year renewable concession to use and exploit underground waters from wells in order to meet the water requirements of our production processes. We pay the National Waters Commission duties per cubic meter of water extracted under our concessions. We believe we are in substantial compliance with all the requirements imposed by each of the concessions we have obtained.

Pursuant to the National Waters Law, companies that discharge waste into national water bodies must comply with certain requirements, including maximum permissible contaminant levels. Periodic reports on water quality must be provided by dischargers to applicable authorities. Liability may result from the contamination of underground waters or recipient water bodies. We believe that we are in substantial compliance with all water and waste water legislation applicable to us.

Antitrust Matters

We are also subject to the Mexican Antitrust Law (Ley Federal de Competencia Económica), which regulates monopolies and monopolistic practices in Mexico and requires Mexican government approval of certain mergers, acquisitions and joint ventures. We believe that we are currently in compliance with the Mexican Antitrust Law. However, due to our growth strategy of acquiring new businesses and assets and because we are a large manufacturer with a significant share of the markets in Mexico with respect to certain of our products, we may be subject to greater regulatory scrutiny in the future.

Measurements Law

Mexico’s Ministry of Economy (Secretaría de Economía), through the General Rules Department (Dirección General de Normas or “DGN”), promulgates regulations regarding many products that we manufacture. Specifically, pursuant to the Measurements Law (Ley Federal sobre Metrología y Normalización), the DGN issues specifications on the quality and safety standards for our product lines. We believe that all of our products are in material compliance with all applicable DGN regulations.

Trade Regulation Matters

We have experienced significant competition from imports into Mexico in the past as a result of excess worldwide steel production capacity, particularly in periods of economic slowdown, and as a consequence of the Peso’s appreciation, making imports cheaper and more competitive in Peso terms. In 2003, imports declined as international market conditions improved and the Peso weakened. Recently, the Mexican government, at the request of CANACERO, has taken several measures to prevent unfair trade practices such as dumping the steel import market. The overall climate for imports in Mexico is influenced by the free trade agreements that Mexico has entered into with other countries, as well as the level of tariffs and anti-dumping duties (some of which are described below).

We have benefited from the free trade agreements that Mexico has entered into. Specifically, we have directly benefited from our ability to export finished steel products directly to export markets and compete with similar products manufactured in those markets. We have also indirectly benefited from increased demand from our domestic customers who similarly manufacture their products to foreign markets under free trade agreements.

North American Free Trade Agreement. NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that compete with our main product lines. The 1% duty on most steel imports into Mexico from the United States and Canada that remained in 2003 was eliminated in 2004. There is currently no duty.

Mexican-European Community Free Trade Agreement. The Mexican-European Free Trade Agreement, or “MEFTA”, became effective on July 1, 2000. MEFTA provides for the progressive elimination of Mexican duties for steel producers that are members of the European Union over a period of 6.5 years for finished steel products, including those that compete with our products. In July of 2000, European imports of steel products paid an initial duty of 8% when importing into Mexico, which is scheduled to be reduced progressively until reaching zero in 2007. This agreement also provides an opportunity to increase our exports to the European countries that are parties to MEFTA since their duties on Mexican steel products were reduced to 1.7% in July 2002 and eliminated in 2003. Since 2004, following the commitment of the G-7, the duties were established at a zero percent rate, giving us an opportunity to increase our sales to the United States.

Mexico-Japan Economic Association (the “Association”). The governments of Mexico and Japan started negotiations to sign the Association in June 2001. The negotiations ended up until March 2004 where after fourteen rounds of negotiations the Association was signed. After the approval from the legislative authorities of both countries, the Association was effective as of April 1, 2005.

On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has been benefit from this rate since such date. However, Mexico is sensitive to the steel exports coming from Japan, so the Association was negotiated in the following terms: (i) the specialized steel that is not produced in Mexico, and that is used to produce vehicles, spare parts, electronics, machinery and heavy equipment, was released from any tariffs, as from the effective date of the Association, (ii) the Japanese steel that Mexico imports will be maintained without changes (13% and 18%) during the first five years as of the effective date (iii) the steel products coming from Japan will start paying less taxes gradually as from January 1, 2010 until reaching a zero percent rate in 2015, (iv) the products to be imported from the Sectors Programs, will pay the tariffs pursuant to the fixed tariffs established in such Sector Programs, so the electronic and vehicles industries will be exempted as of the effective date of the Association.

Other Trade Agreements. In the last several years, Mexico has signed other free trade agreements with Israel (2000), Iceland, Norway, Liechtenstein and Switzerland (2001), and with the following Latin American countries: Chile (1992 and amended in 1999); Venezuela and Colombia (1995); Costa Rica (1995); Bolivia (1995); Nicaragua (1998); Honduras, El Salvador and Guatemala (2001); and Uruguay (2003). We do not anticipate any significant increase in competition in the Mexican steel market as a result of these trade agreements due to their minimal steel production or, in the case of Venezuela and Chile, minimal share of the Mexican market.

Dumping and Countervailing Duties. We are or have been a party to, or have been affected by, numerous steel dumping and countervailing duty claims. Many of these claims have been brought by Mexican steel producers against international steel companies, while others have been brought against Mexican steel companies. In certain instances, such cases have resulted in duties being imposed on certain imported steel products and, in a few instances, duties have been imposed on Mexican steel exports. In the aggregate, these duties have not had a material impact on our results of operations.

U.S. and Mexican Safeguard Tariffs on Steel Imports. In September 2001, Mexico’s Ministry of Economy announced a one-year increase in tariffs to 25% on 39 steel products imported into Mexico from countries with which Mexico does not have a free trade agreement. On March 15, 2002, Mexico’s Ministry of Economy announced an immediate increase of such tariffs to 35%. In September 2002, the average tariffs returned to 25% and remained at that level for 12 months. From September 2003 to March 2003, tariffs were set at 18%, and in April 2004, they returned to their previous levels (18% for coated steel and 13% for the rest of the products).

From January to October 2002, imports of steel plaques coming from Romania, Russia and Ukraine increased. The Mexican authorities found sufficient elements to start an investigation in 2003, and in 2004, the government announced a preliminary resolution imposing anti-dumping duties of 120.4% to the exports of steel plaques coming from Romania, 36.8% coming from Russia and 60.9% coming from Ukraine. On March 17, 2006 a final resolution was announced imposing final anti-dumping duties of 67.6% to the exports of steel plaques coming from Romania, 36.8% coming from Russia and 60.1% from Ukraine.

Legal Proceedings

Mexico

With the exception of the tax litigation noted below, there are currently no material legal or administrative proceedings pending in Mexico against us or any of our subsidiaries which we expect to have a material adverse effect on our financial condition or results of operations, or we expect to result in material capital expenditures or materially adversely affect our competitive position.

Tax Litigation. On July 2, 2003, CSG filed a suit with the Mexican Federal Tax and Administrative Court of Justice in response to an official communication of the Central International Fiscal Auditing Office of the Tax Administration Service that stated that CSG owed unpaid taxes in the amount of Ps. 89,970 and that alleged that CSG failed to withhold income from third parties on interest payments abroad in 1998, 1999, 2000 and for the period from January 1, 2001 through June 30, 2001. CSG is currently waiting for the authorities to respond to its suit. See Note 16(g) to the audited financial statements for the year ended December 31, 2005.

United States

Our operations in the United States and Canada have been the subject of various environmental claims, including those described below. The resolution of any of these claims may result in significant liabilities.

Department of Toxic Substances Control. In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the Department of Toxic Substances Control issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. In July 2004, in an effort to continue with this order, the department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On

July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay $235,000 (payable in four payments of $58,750 over the course of one year) for fines of $131,250, the department's costs of $45,000 and an environmental project of $58,750. At December 31, 2005, Pacific Steel has made all of the payments.

In August 2004, Pacific Steel and the Department of Toxic Substances Control entered into a corrective action consent agreement. In September 2005, the Department of Toxic Substances Control approved the Corrective Measures Plan presented by Pacific Steel, provided it obtains permits from the corresponding local authorities, which are in process at date.

Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

We estimated, based on experience in prior years and using the same processes, a liability of between $0.8 million and $1.7 million. Due to the above, at December 31, 2002 and 2003, we created a reserve for this contingency of approximately $0.8 million and $1.7 million, respectively. At December 31, 2005, such reserve is Ps. 15,079 million ($1.4 million).

The Community Development Commission. The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site and is preparing a purchase offer for Pacific Steel’s land at market value, less the cost of remediation and less certain investigation costs incurred. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for $6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in April 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow us to remain in the area.

Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at realizable value based on an appraisal by independent experts. Such appraisal caused a decrease in the value of part of the land of Ps. 22,562 (19,750 historical pesos) and a charge to results of operations of 2002 for the same amount.

Environmental Liabilities. At December 31, 2005, we recorded under the caption of “Other Long-term Liabilities”, a reserve of Ps. 44.0 million to cover probable environmental liabilities and compliance activities. The current portions of the environmental reserve are included in the caption “Other Accounts Payable and Accrued Expenses”, in the attached consolidated balance sheets. We have no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.

As is the case for most steel producers in the United States and Canada, we may incur material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in our U.S. facilities.

MANAGEMENT

Directors

Election of Directors

Our board of directors is responsible for managing our business. Pursuant to our by-laws, the board of directors shall consist of a maximum of 21 but not less than five members elected at an ordinary general meeting of shareholders. Alternate directors are authorized to serve on the board of directors in the absence of directors. Our board of directors currently consists of seven directors and seven alternate directors, each of whom is elected at the annual shareholders’ meeting for a term of one year or until a successor has been appointed. Under the Mexican Securities Market Law and our by-laws, at least 25% of our directors must be independent. Under the law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the Mexican National Banking and Securities Commission.

At each shareholders’ meeting for the election of directors, the holders of shares are entitled pursuant to our by-laws to elect the directors and their alternates. Each person (or group of persons acting together) holding 10% of our capital stock is entitled to designate one director and an alternate.

The current members of our board of directors were nominated and elected to such position at the 2006 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least two of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

Under Mexican law, a majority shareholder has no fiduciary duty to minority shareholders but may not act contrary to the interests of the corporation for the majority shareholder’s benefit. Such a majority shareholder is required to abstain from voting on any matter in which it directly or indirectly has a conflict of interest and can be liable for actual and consequential damages if such matter passes as a result of its vote in favor thereof. In addition, the directors of a Mexican corporation owe a duty to act in a manner which, in their independent judgment, is in the best interests of the corporation and all its shareholders.

Our board of directors adopted a code of ethics in December 2002.

Authority of the Board of Directors

The board of directors is our legal representative. The board of directors must approve, among other matters:

•	our general strategy;

•	annual approval of the business plan and the investment budget;

•	capital investments not considered in the approved annual budget for each fiscal year;

•	proposals to increase our capital or that of our subsidiaries;

•
with input from the audit and corporate practices committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions, (ii) our management structure and any amendments thereto, and (iii) the election of our chief executive officer, his compensation and removal for justified causes; (iv) our financial statements and those of our subsidiaries, (v) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vi) contracts with external auditors;

•	calling shareholders’ meetings and acting on their resolutions;

•	any transfer by us of shares in our subsidiaries;

•
creation of special committees and granting them the power and authority, provided that the committees will not have the authority which by law or under our by-laws is expressly reserved for the shareholders;

•	determining how to vote the shares that we hold in our subsidiaries; and

•	the exercise of our general powers in order to comply with our corporate purpose.

Meetings of the board of directors will be validly convened and held if a majority of our members are present. Resolutions at the meetings will be valid if approved by a majority of the members of the board of directors, unless our by-laws require a higher number. The chairman has a tie-breaking vote. Notwithstanding the board’s authority, our shareholders pursuant to decisions validly taken at a shareholders’ meeting at all times may override the board.

Duty of Care and Duty of Loyalty

The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors. The duty of care requires our directors to act in good faith and in the best interests of the company. In carrying out this duty, our directors are required to obtain the necessary information from the general director, the executive officers, the external auditors or any other person to act in the best interests of the company. Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violating their duty of care.

The duty of loyalty requires our directors to preserve the confidentiality of information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest. In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity. The duty of loyalty is also violated, among other things, by (i) failing to disclose to the audit and corporate practices committee or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements. Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty. This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us. Such acts include the alteration of financial statements and records.

Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by us, or by shareholders representing 5%

or more of our capital stock, and criminal actions only may be brought by the Mexican Ministry of Finance, after consulting with the Mexican National Banking and Securities Commission. As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which could not be subject to reasonable doubt, (iii) selected the most adequate alternative in good faith or if the negative effects of such decision could not have been foreseeable, and (iv) complied with shareholders’ resolutions provided the resolutions do not violate applicable law.

The members of the board are liable to our shareholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our by-laws.

In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor. The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law. See “Management - Committees”.

The following table sets forth the names and the year of their initial appointment to their position, of the members of our board of directors and their alternates.

Name	Director Since
Directors:
Rufino Vigil González	2001
Raúl Arturo Pérez Trejo	2003
Eduardo Vigil González	2001
Raúl Vigil González	2001
José Luis Rico Maciel	2001
Rodolfo García Gómez de Parada	2001
Gerardo Arturo Avendaño Guzmán	2001

Alternate Directors:
Manuel Rivero Figueroa	2003
José Luis Romero Suárez	2001
Sergio Vigil González	2001
Juan Méndez Martínez	2001
Luis García Limón(1)	2006
Jaime Vigil Sánchez Conde	2001
Sergio Villagómez Martínez	2003
_____________________________
(1) Luis García Limón is also our Chief Executive Officer.

Biographical Information

Gerardo Arturo Avendaño Guzmán. Mr. Avendaño was born in 1955. He is an independent director for purposes of Mexican law and has been a member of our board of directors and the audit committee since 2001 and is a member of our audit and corporate practices committee. Mr. Avendaño is an independent lawyer specializing in civil, mercantile and fiscal litigation.

Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law. He has been the tax adviser of Industrias CH since 1978 and our tax adviser since 2001 and is a member of the board of directors of a group of self-service stores and restaurants since 1990.

Raúl Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of our board of directors since 2003, and is an independent director for purposes of Mexican law, and is a member of our audit and corporate practices committee. Mr. Pérez has also served since 1992 as the chief financial officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

José Luis Rico Maciel. Mr. Rico was born in 1926. He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law. He also serves as our corporate legal and tax director and is a member of the board of directors of a group of self-service stores and restaurants since 1957.

Eduardo Vigil González. Mr. Vigil was born in 1957. He has been a member of our board of directors since 2001. Since 1976, Mr. Vigil has been chief executive officer of a welded pipe corporation. Mr. Vigil is a brother of Rufino Vigil González and Raúl Vigil González.

Raúl Vigil González. Mr. Vigil was born in 1961. He has been a member of our board of directors since 2001. Since 1992 he has been chief executive officer of a steel company. In addition, he has also been general manager of a steel distribution company. Mr. Vigil is a brother of Rufino Vigil González and Eduardo Vigil González.

Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the chairman of our board of directors and has been a member of the board of directors since 2001. Since 1973, Mr. Vigil has been chief executive officer of a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. Mr. Vigil is a brother of Eduardo Vigil González and Raúl Vigil González.

Luis García Limón. Mr. García was born in 1944. He is currently our chief executive officer. From 1982 to 1990 he was general director of CSG, from 1978 to 1982 he was operation director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was engineering manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

Manuel Rivero Figueroa. Mr. Rivero was born in 1957. He has been financial manager of the Monclova facility of Industrias CH since 1994.

José Luis Romero Suárez. Mr. Romero was born in 1956. Since 1984, he has been commercial director of Procesos de Acero, S.A. de C.V. He is the brother-in-law of Rufino, Eduardo, Sergio and Raúl Vigil González.

Sergio Vigil González. Mr. Vigil was born in 1962. Since 2001 he has served as chief financial officer of Industrias CH. He is the brother of Rufino, Eduardo and Raul Vigil González and the uncle of Jaime Vigil Sánchez Conde.

Juan Méndez Martínez. Mr. Méndez was born in 1956. Since 1978 he has served as the chief financial officer of Operadora Manufacturera de Tubos, S.A. de C.V.

Jaime Vigil Sánchez Conde. Mr. Vigil was born in 1980. Since 2001 he has served as investors’ relations manager of Industrias CH. He is the son of Rufino Vigil González and the nephew of Sergio, Raul and Eduardo Vigil González.

Sergio Villagómez Martínez. Mr. Villagómez was born in 1956. Since 1981 he has served as the general manager of Perfiles Estructurales del Norte, S.A. de C.V., a steel producing corporation.

The business address of our directors and executive officers is our principal executive headquarters.

Committees

Our by-laws provide for an audit and corporate practices committee to assist the board of directors with the management of our business.

Audit and Corporate Practices Committee

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo, the president of the audit and corporate practices committee, was elected at our ordinary and extraordinary shareholders’ meeting held on October 24, 2006, and Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada were appointed. Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert”. Our by-laws provide that a shareholders’ meeting shall determine the number of members of the audit and corporate practices committee, all of which must be members of our board of directors. The chairman of the audit and corporate practices committee is elected by our shareholders’ meeting, and the board of directors appoints the remaining members.

The audit and corporate practices committee is responsible, among others, for (i) supervising our external auditors and analyzing their reports, (ii) analyzing and supervising the preparation of our financial statements, (iii) informing the board of our internal controls and their adequacy, (iv) requesting reports of our board of directors and executive officers whenever it deems appropriate, (v) informing the board of any irregularities that it may encounter, (vi) receiving and analyzing recommendations and observations made by the shareholders, members of the board, executive officers, our external auditors or any third party and taking the necessary actions, (vii) calling shareholders’ meetings, (viii) supervising the activities of our general director, (ix) providing an annual report to the board, (x) providing opinions to our board of directors, (xi) requesting and obtaining opinions from independent third parties and (xii) assisting the board in the preparation of annual reports and other reporting obligations.

The chairman of the audit and corporate practices committee, shall prepare an annual report to our board of directors with respect to the findings of the audit and corporate practices committee, which shall include (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with shareholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remunerations paid to directors and officers.

Executive Officers

The following table sets forth the names of our executive officers, their current position with us and the year of their initial appointment to that position.

Name	Position	Position Held Since
Luis García Limón	Chief Executive Officer	1982*
José Flores Flores	Chief Financial Officer	2005
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001
__________________ *Represents the date as of which Mr. García Limón first held this office with our predecessor, CSG.

Luis García Limón. Mr. García was born in 1944. He is currently our chief executive officer. From 1982 to 1990 he was general director of CSG, from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

José Flores Flores. Mr. Flores was born in 1950. He is currently our chief financial officer. From 2001 to 2004 he was our chief corporate financial planning officer. From 1990 to 2001 he was our manager of financial analysis and stock market disclosure. Before that, Mr. Flores was the auditor manager of a food company from 1988 to 1990, the controller manager of Grupo Situr, Holding Company of Hotels, a subsidiary of Grupo Sidek from 1986 to 1988, and our auditor manager from 1983 to 1986.

Juan José Acosta Macías. Mr. Acosta was born in 1960. He is currently our chief operating officer. From 1998 to 2004 he was production manager of CSG, he has been working with us since 1983. Prior to working with us, Mr. Acosta worked for Mexicana de Cobre as a supervisor in 1982.

Marcos Magaña Rodarte. Mr. Magaña was born in 1965. He is currently our marketing and sales director. Before holding this position, Mr. Magaña was domestic sales manager of CSG from 1997 to 2001, sales manager for the western region of CSG from 1994 to 1996, sales manager of Metálica las Torres, our subsidiary, from 1992 to 1994 and a salesman for CSG, from 1990 to 1992. Before working with us, Mr. Magaña worked for a bank as executive promoter of sales.

Our chief executive officer and executive officers are required, under the Mexican Securities Market Law, to act for our benefit and not that of a shareholder or group of shareholders. Our chief executive is required, principally, to (i) implement the instructions of our shareholders’ meeting and our board of directors, (ii) submit to the board of directors for approval the principal strategies for the business, (iii) submit to the audit and corporate practices committee proposals for the systems of internal control, (iv) disclose all material information to the public and (v) maintain adequate accounting and registration systems and mechanisms for internal control. Our chief executive officer and our executive officers will also be subject to liability of the type described above in connection with our directors.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For the year ended December 31, 2005 and for the six months ended June 30, 2006, we paid no fees to our seven directors and seven alternate directors, and the aggregate compensation our executive officers earned was approximately Ps. 17 million and Ps. 11 million, respectively.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

RELATED PARTY TRANSACTIONS

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH. These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis. See note 4 to our financial statements and note 3 to our unaudited financial statements. On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep. We acquired 50.2% (U.S.$115 million Ps. 1,310 million) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% (U.S.$114 million Ps. 1,299) through SimRep.

We financed our portion of the U.S.$229 million (Ps. 2,609 million) purchase price principally from a loan that we received through Industrias CH that has since been repaid in full. At December 31, 2005, the total amount of Republic’s debt liabilities was U.S. $37.7 million (Ps. 430 million). Republic’s debt has since been repaid in full.

We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2003, these sales totaled Ps. 190 million, in 2004, these sales totaled Ps. 129 million, and in 2005 these sales totaled Ps. 25 million. In addition, in 2004 we purchased Ps. 11 million of steel products from Industrias CH and its affiliates, and in 2005 we purchased Ps. 2 million of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and other of our subsidiaries. The term of the agreement is indefinite. The payments are paid to Industrias CH on a monthly basis. In 2003, we paid to Industrias CH for its services Ps. 9 million, in 2004 we paid Ps. 9 million, and in 2005 we paid Ps. 8 million.

In 1992, we sold Ferrometal de Baja California, S.A. de C.V. (“Ferrometal”), which operates steel distribution centers in northwestern Mexico, to two individuals, Sergio Luis González Melo (our former director) and an executive officer of Ferrometal. The purchase price of U.S.$2.9 million was determined based upon arms-length negotiations. The amounts payable from such individuals were initially denominated in dollars bearing interest at 15% per annum. In 1995, we entered into an agreement with the purchasers pursuant to which the interest accrued as of December 31, 1994 was capitalized, the debt was converted into pesos with no interest accruing from January 1995, and the entire principal amount was to be paid no later than December 31, 1996. The executive officer of Ferrometal timely paid his obligations. Mr. González, however, still owes us approximately Ps. 10 million in nominal pesos at December 31, 2002. We obtained favorable judgments against him in February 2002, June 2002 and February 2003. This proceeding is not completed, however, and we are not yet entitled to execute on the judgment. We have established a reserve equal to 100% of the amount owed by Mr. González. In January 2004 we and Mr. González’ successors entered into an agreement to pay $1.3 million Ps. 15.6 million to us. In 2004, the successors of Mr. González paid us a total of $1.3 million (Ps. 15.6 million).

MAJOR SHAREHOLDERS

As of September 30, 2006, based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns approximately 63% of Industrias CH directly or through its subsidiaries. Members of the Vigil family currently control indirectly approximately another 10% of our series B shares.

The following table shows the ownership of our series B shares immediately prior to the offering and as adjusted to give effect to the combined offering, assuming no exercise of the over-allotment options.

Name of Shareholder	Number of shares owned prior to the offering	% of shares owned prior to the offering	Number of shares after the offering	% of shares owned after the offering
Industrias CH	260,184,672	62%	260,184,672
Tuberías Procarsa, S.A. de C.V. (1)	93,977,250	22%	93,977,250
Operadora de Manufacturera de Tubos, S.A. de C.V. (2) .	25,707,345	6%	25,707,345
Aceros y Laminados Sigosa, S.A. de C.V(1).	4,136,373	1%	4,136,373
SEYCO Estructuras S.A. de C.V. (2)	5,847,159	1%	5,847,159
Industrial de Herramientas CH, S.A. de C.V. (2) .	2,117,073	1%	2,117,073
Compañia Mexicana de Tubos, S.A. de C.V. (2).	3,629,274	1%	3,629,274
Public Investors.	25,615,560	6%_

Total	421,214,706	100%		100%
______________
(1) A subsidiary of Industrias CH.
(2) Companies directly or indirectly owned by members of the Vigil family.

DESCRIPTION OF CAPITAL STOCK

Set forth below is a description of our capital stock and a brief summary of material provisions of our by-laws and Mexican law (including the new Mexican Securities Market Law). This description gives effect to the amendment and restatement of our by-laws, which we adopted on October 24, 2006.

General

We were incorporated under the name Grupo Simec, S.A. de C.V. on August 22, 1990, as a variable capital corporation (sociedad anónima de capital variable) under the laws of Mexico.

On October 24, 2006, we amended and restated our by-laws to incorporate the provisions required by the Mexican Securities Market Law. As a result, we became a public variable capital corporation, a new corporate form for corporations with stock registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission and listed on the Mexican Stock Exchange.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock at October 24, 2006, the date of our last meeting of shareholders.

Capital Stock	Authorized	Issued and outstanding
Series B shares	481,214,706	421,214,706
Total	481,214,706	421,214,706

All ordinary shares confer equal rights and obligations to holders within each series. Our capital stock is divided into ordinary series B and limited series L shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Shares other than ordinary shares, having limited, restricted or no voting rights, may never represent more than 25% of our outstanding capital stock. Series B shares represent 100% of our capital stock. We have issued no series L shares. At September 30, 2006, our total share capital was Ps. 3,513 million, represented by a fixed portion of Ps. 1,306 million, and a variable portion of Ps. 2,207 million. On February 20, 2003, we effected a 1 for 20 reverse stock split. On May 30, 2006, we effected a 3 for 1 stock split.

The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment to our by-laws. The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general ordinary shareholders’ meeting and without amending our by-laws. Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations and in our share registry. New shares cannot be issued unless the then-issued and outstanding shares have been paid in full.

Voting Rights and Shareholders’ Meetings

Each series B share entitles its holder to one vote at any meeting of our shareholders. Each series L share would entitle its holder to one vote at any meeting at which holders of series L shares are entitled to vote. Holders of series L shares would be entitled to vote only on the following matters:

•	our transformation from one type of company to another;

•	extension of our corporate existence;

•	to elect one member of our board of directors and the corresponding alternate director pursuant to the provisions of our by-laws and the Securities Market Law;

•	any merger or corporate spin-off in which we are not the surviving entity;

•	our dissolution or liquidation;

•	cancellation of the registration of our shares with the National Registry of Securities; and

•
any action that would prejudice the rights of holders of series L shares and not prejudice the other classes of shares similarly. A resolution on any such action requires the affirmative vote of a majority of all outstanding series L shares.

Shareholders may vote by proxy duly appointed in writing. Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. Our board of directors or other party calling for shareholder action initially would determine whether an action requires a class vote on these grounds. A negative determination would be subject to judicial challenge by an affected shareholder, and a court ultimately would determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Under Mexican law and our by-laws, we may hold three types of shareholders’ meetings: ordinary, extraordinary and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting. An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the board of director’s report on our financial statements, the appointment of members of the board of directors, declaration of dividends and the determination of compensation for members of the board of directors. Under the Mexican Securities Market Law, our ordinary shareholders’ meeting, in addition to those matters described above, will have to approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

•	extension of a company’s duration or voluntary dissolution;

•	an increase or decrease in a company’s minimum fixed capital;

•	change in corporate purpose or nationality;

•	any transformation, merger or spin-off involving the company;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of our shares with the National Securities Registry or on any stock exchange;

•	any other amendment to our by-laws; and

•	any other matters for which applicable Mexican law or our by-laws specifically require an extraordinary meeting.

Special shareholders’ meetings are those that shareholders of the same series or class call and hold to consider any matter particularly affecting the relevant series or class of shares.

Shareholders’ meetings are required to be held in our corporate domicile, which is Guadalajara, Jalisco. Calls for shareholders’ meetings must be made by the chairman or the secretary of the board of directors or the chairman of our audit and corporate practices committee. Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the chairman of the board of directors or the chairman of the audit and corporate practices committee call a shareholders’ meeting to discuss the matters indicated in the relevant request. If the chairman of the board of directors or the chairman of the audit and corporate practices committee fail to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the official gazette of the state of Jalisco or any major newspaper located in the City of Guadalajara, Jalisco at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them, provided that calls made by the board of directors or the audit and corporate practices committee must be signed by the chairman, the secretary or a special delegate appointed by the board of directors or the audit and corporate practices committee as appropriate, for that purpose. Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must: (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law. Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact, and these representatives may not be one of our directors. Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares. See “Description of American Depository Receipts — Voting Rights”.

Quorums

Ordinary meetings are regarded as legally convened pursuant to a first call when shares representing more than 50% of our capital are present or duly represented. Resolutions at ordinary meetings of shareholders are valid when approved by a majority of the shares present at the meeting approves them. Any number of shares represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of shareholders convened pursuant to a second or subsequent call are valid when a majority of the shares present at the meeting approves them.

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when shares representing at least 75% of our capital are present or duly represented, and extraordinary shareholders’ meetings convened pursuant to a second or subsequent call are regarded as legally convened when shares representing 50% of our capital are present or duly represented. Resolutions at extraordinary meetings of shareholders are valid when approved by 50% of our capital. Special meetings of holders of series L shares are governed by the same rules applicable to extraordinary general meeting of holders of series B shares. The quorum for an extraordinary general meeting at which holders of series L shares may not vote is 75% of the series B shares, and the quorum for an extraordinary general meeting at which holders of L shares are entitled to vote is 75% of the outstanding capital stock. Whether on first, second or subsequent call, actions at an extraordinary general meeting generally may be taken by a majority vote of the series B shares outstanding and, on matters which holders of series L shares are entitled to vote, a majority vote of all the outstanding capital stock.

Our by-laws also establish that a delisting of our shares requires the vote of holders of 95% of our capital stock.

Right of Redemption

Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of corporate organization to another, the Mexican Corporations Law provides that any shareholder entitled to vote on that change that has voted against it may withdraw from its shares. The redemption of the shareholders’ shares will be effected at the lower of (a) 95% of the average trading price determined based on the average of the prices of our shares on the 30 days on which the shares may have been quoted prior to the date of the meeting, or (b) the book value of the shares in accordance with the most recent audited financial statements approved by our shareholders’ meeting, provided that the shareholder exercises that right within 15 days following the adjournment of the meeting at which the change was approved.

Mandatory Redemption

In accordance with the Mexican Corporation Law shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares shall be made pro rata among the shareholders, or, if affecting the variable portion of the capital stock, as otherwise determined in the relevant shareholders’ meeting, but in no case shall the redemption price be less than the book value of the shares according to our latest balance sheet approved at a general ordinary shareholders’ meeting. In the case of a redemption with retained earnings, such redemption shall be conducted (a) by means of a tender offer conducted on the Mexican Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the new Mexican Securities Market Law and our by-laws or (b) pro rata among the shareholders.

Registration and Transfer

Our shares are registered with the National Securities Registry, as required under the Mexican Securities Market Law and regulations issued by the National Banking and Securities Commission. Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto. Our shareholders either may hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form, through institutions that have accounts with INDEVAL.

INDEVAL is the holder of record in respect of all such shares held in book-entry form. INDEVAL will issue certificates on behalf of our shareholders upon request. INDEVAL participants, brokers, banks, other financial entities or other entities approved by the National Banking and Securities Commission maintain accounts at INDEVAL. We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by INDEVAL indicating ownership, and any relevant INDEVAL participants, will be recognized as our shareholders.

Dividends and Distributions

At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with Mexican GAAP, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock (which, as of June 30, 2006, was approximately Ps. 3,513 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder. See “Dividends and Dividend Policy”.

To the extent that we declare and pay dividends on our shares, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B shares underlying their ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid to the Depositary in pesos, and, except as otherwise described under “Description of American Depositary Receipts—Dividends, Other Distribution and Rights”, the Depositary will convert them into dollars and pay them to the holders of ADSs net of currency expenses and applicable fees.

A shareholder’s entitlement to uncollected dividends lapses within five years following the stated payment date, in favor of us.

For additional tender offer and insider trading rules applicable to our securities pursuant to Mexican Law, see “Market Information”.

Changes in Capital Stock

Increases and reductions of our share capital must be approved at an ordinary or extraordinary shareholders’ meeting, subject to the provisions of our by-laws and the Mexican Corporations Law.

Subject to the individual ownership limitations set forth in our by-laws, in the event of an increase of our capital stock, other than (i) in connection with mergers, (ii) for the conversion of convertible debentures as provided in Section 210 Bis of the Mexican General Law on Negotiable Instruments and Credit Transactions, (iii) for purposes of conducting a public offering of such shares or (iv) for the resale of shares maintained in our treasury as a result of repurchase of shares conducted on the Mexican Stock Exchange, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time. This preemptive right must be exercised by any method provided in Section 132 of the Mexican Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our shareholders in the in the official gazette of the state of Jalisco and in one of the newspapers of general circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting. Preemptive rights cannot be waived in advance and cannot be traded separately from the corresponding shares that give rise to such right.

Holders of ADSs may exercise preemptive rights in limited circumstances. See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights”. If a holder of series B shares or ADSs were unable or unwilling to exercise its preemptive rights in connection with such a capital increase, such holder’s proportionate share of dividends and other distributions and voting rights would decline. In addition, depending on the series of shares increased and the pattern in which preemptive rights were exercised, such a capital increase might increase or reduce the portion of our capital stock represented by series B shares and ADSs or increase or reduce the proportionate voting rights of such holder.

Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock also may be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican Corporations Law, see “—Voting Rights and Shareholders’ Meetings” above, or by repurchase of our own stock in accordance with the Mexican Securities Market Law, see “—Share Repurchases” below.

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange on the following terms and conditions:

•	the acquisition must be carried out through the Mexican Stock Exchange;

•	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the National Banking and Securities Commission;

•
the acquisition must be carried out against our net worth (capital contable) without adopting a reduction in capital stock or against our capital stock, and the shares so acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock. No shareholder consent is required for such purchases.

•	the amount and price paid in all share repurchases must be made public;

•	the annual ordinary shareholders meeting must determine the maximum amount of resources to be used in the fiscal year for the repurchase of shares;

•	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the National Securities Registry; and

•
any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Market Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares acquired as part of an employee stock option plan and in conformity with the Mexican Securities Market Law.

Delisting

Pursuant to the Mexican Securities Market Law, in the event that we decide to cancel the registration of our shares in the National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the National Banking and Securities Commission orders such cancellation, we will be required to conduct a tender offer for the shares held by minority shareholders and to create a trust with a term of six months, with amounts sufficient to purchase all shares not participating in the tender offer. Under the law, our controlling shareholders will be secondarily liable for these obligations. The price at which the shares must be purchased in the offer must be the greater of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the National Banking and Securities Commission and the Mexican Stock Exchange. If the National Banking and Securities Commission orders the cancellation, we must launch the tender offer within 180 days from the date of their request. If we initiate it, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Other Provisions

Information to Shareholders

The Mexican Corporations Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes:

•	a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects,

•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information,

•	a statement of the financial condition of the company at the end of the fiscal year,

•	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year,

•	the notes which are required to complete or clarify the above mentioned information, and

In addition to the foregoing, our by-laws provide that our board of directors also should prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).

Shareholders’ Conflict of Interest

Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting. A shareholder that votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without such shareholder’s vote.

Liquidation

In the event we are liquidated, the surplus assets remaining after payment of all our creditors will be divided among our shareholders in proportion to their respective share holdings. Shares that are only partially paid will participate in the distribution in the proportion that they were paid. The general extraordinary shareholders’ meeting at which the liquidation resolution is made, will appoint one or more liquidators.

Foreign Investment

Ownership by foreign investors of shares of Mexican enterprises in certain economic sectors is regulated by the Foreign Investment Law and the regulations thereunder. The Ministry of the Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and Regulations.

Pursuant to the Mexican Foreign Investment Law and Regulations, foreign investors may acquire up to 100% of the capital stock of Mexican companies or entities in the steel industry. In accordance with our by-laws, Mexican and non-Mexican nationals may own all series of our share capital. We have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment (Registro Nacional de Inversión Extranjera).

Other Provisions

Forfeiture of Shares. As required by Mexican law, our by-laws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture of such interest or participation in favor of the Mexican nation”. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in us. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of shares by non-Mexican persons or entities.

Duration. Our existence under our by-laws is indefinite.

Certain Differences between Mexican and U.S. Corporate Law

You should be aware that the Mexican Corporations Law and the Mexican Securities Market Law, which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies must be independent. Pursuant to the rules and regulations of the American Stock Exchange, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the American Stock Exchange must maintain an audit committee comprised entirely of independent directors as defined in the U.S. federal securities laws.

Mergers, Consolidations, and Similar Arrangements

A Mexican company may merge with another company only if a majority of the shares representing its outstanding capital stock approve the merger at a duly convened general extraordinary shareholders’ meeting, unless the company’s by-laws impose a higher threshold. Dissenting shareholders are not entitled to appraisal rights. Creditors have ninety days to oppose a merger judicially, provided they have a legal interest to oppose the merger.

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions, under certain circumstances, may be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of share capital. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-Takeover Provisions

Subject to the approval of the National Banking and Securities Commission, the Mexican Securities Market Law permits public companies to include anti-takeover provisions in their by-laws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors. See “Market Information—Market Regulation—Anti-Takeover Protections”.

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•
prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

Shareholders’ Suits

Pursuant to the Mexican Securities Market Law (Ley de Mercado de Valores), only a shareholder or group of shareholders holding at least 5% of our outstanding shares may bring a claim against some or all of our directors, secretary of the board of directors or relevant executives for violation of their duty of care or duty of loyalty. In addition, such shareholder or group of shareholders must include in its claim the amount of damages or losses caused to the company and not only the damages or losses caused to the shareholder or group of shareholders bringing the claim, provided that any amount recovered as indemnification arising from the liability action will be for the benefit of the company, and not for the benefit of the shareholder or group of shareholders. The shareholder or group or shareholders must demonstrate the direct and immediate link between the damage or loss caused to the company, and the acts alleged to have caused it. There is no requirement for the shareholder or group of shareholders to hold the shares for a certain period of time in order to bring a claim.

If the court determines that the shareholder or group of shareholders that initiated the claim acted in bad faith, such shareholder or group of shareholders will be liable to pay the legal fees and legal proceeding expenses.

The statute of limitations for these actions is five years from the date on which the act or event that caused the damage or loss occurred. These actions must be brought in the federal or local courts in Guadalajara, Jalisco (Mexico) and the court must personally notify the parties that have been sued, and must comply with all other legal formalities in order to satisfy the due process requirements of the Mexican Constitution.

Process must be served on the defendant personally, or, in the defendant’s absence, process can be served by a judicial officer on the defendant’s domicile whether or not the defendant is present. A method of service that does not comply with these requirements could be considered void. Class action lawsuits are not permitted under Mexican law.

Shareholder Proposals

Under Mexican law and our by-laws, holders of at least 10% of our outstanding capital stock are entitled to appoint one member of our board of directors and an alternate.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

Under Mexican law and our by-laws, the board of directors, the chairman of the board of directors or the chairman of the audit and corporate practices committee may call a shareholders’ meeting. Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the board of directors or the audit and corporate practices committee call a shareholders’ meeting to discuss the matters indicated in the written request. If the chairman of the board of directors or the chairman of the audit and corporate practices committee fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

Cumulative Voting

Under Mexican law, cumulative voting for the election of directors is not permitted.

Under Delaware law, cumulative voting for the election of directors is permitted if expressly authorized in the certificate of incorporation.

Staggered Board of Directors

Mexican law does not permit companies to have a staggered board of directors, while Delaware law does permit corporations to have a staggered board of directors.

Approval of Corporate Matters by Written Consent

Mexican law permits shareholders to take action by unanimous written consent of the holders of all shares entitled to vote. These resolutions have the same legal effect as those adopted in a general or special shareholders’ meeting. The board of directors may also approve matters by unanimous written consent.

Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of Certificate of Incorporation

Under Mexican law, it is not possible to amend a company’s certificate of incorporation (acta constitutiva). However, the provisions that govern a Mexican company are contained in its by-laws, which may be amended as described below. Under Delaware law, a company’s certificate of incorporation generally may be amended by a vote of holders of a majority of the outstanding stock entitled to vote thereon (unless otherwise provided in the certificate of incorporation), subsequent to a resolution of the board of directors proposing such amendment.

Amendment of By-laws

Under Mexican law, amending a company’s by-laws requires shareholder approval at an extraordinary shareholders’ meeting. Mexican law requires that at least 75% of the shares representing a company’s outstanding capital stock be present at the meeting in the first call (unless the by-laws require a higher threshold) and that the resolutions be approved by a majority of the shares representing a company’s outstanding capital stock.

Under Delaware law, holders of a majority of the outstanding stock entitled to vote and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the by-laws of a corporation.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent three series B shares (or a right to receive three series B shares) deposited with the principal Mexico office of BBVA Bancomer, S.A. de C.V., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Mexican law governs shareholder rights. The depositary will be the holder of the series B shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 130.

Dividends and Other Distributions

  How will you receive dividends and other distributions on the series B shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on series B shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of series B shares your ADSs represent.

•            Cash. The depositary will convert any cash dividend or other cash distribution we pay on the series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and any balance not distributable will be held by the depositary (without liability for interest thereon) and will be added to and become part of the next sum received by the depositary for distribution to ADR holders then outstanding. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•            Series B shares. The depositary may, with our approval and will if we request, distribute additional ADSs representing any series B shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell series B shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new series B shares.

•            Rights to purchase additional series B shares. If we offer holders of our securities any rights to subscribe for additional series B shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the series B shares on your behalf. The depositary will then deposit the series B shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by series B shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary series B shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•           Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, series B shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, series B shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our series B shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit series B shares or evidence of rights to receive series B shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

How do ADS holders cancel an ADR and obtain series B shares?

You may surrender your ADRs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the series B shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of series B shares your ADSs represent. Upon receipt of notice of any meeting or solicitation of consents or proxies, the depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote the series B shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to Mexican law and the provisions of the our Estatutos Sociales, to vote or to have its agents vote the series B shares or other deposited securities as you instruct. If the depositary does not receive voting instructions from you by the specified date, the depositary shall vote or cause to be voted the deposited securities in the same manner as directed by the majority of instructions which the Depositary has received for that meeting, or if no such instructions have been received or if there is no majority, the depositary shall vote or cause to be voted the deposited securities in the same manner as informed by us that the majority of deposited securities is voted as such meeting.

We can not assure you that you will receive the voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your series B shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your series B shares are not voted as you requested.

Fees and Expenses

Persons depositing series B shares or ADR holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Issuance of ADSs, including issuances resulting from a distribution of series B shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.02 (or less) per ADS	• Any cash distribution to you

• Registration or transfer fees	• Transfer and registration of series B shares on our series B share register to or from the name of the depositary or its agent when you deposit or withdraw series B shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or series B share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

The depositary has agreed to reimburse us for expenses that we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and AMEX application and listing fees.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary generally may refuse to provide fee-attracting services until its fees for those services are paid.

  Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The depositary may, and upon receipt of instructions from us will, refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs, by public or private sale, to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

  Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the par value of our series B shares • Reclassify, split up or consolidate any of the deposited securities	The series B shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal series B share of the new deposited securities.
• Distribute securities on the series B shares that are not distributed to you • Recapitalize, reorganize, merge,	The depositary may, with our approval or at our request, deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new

liquidate, sell all or substantially all of our assets, or take any similar action	deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, (except for taxes and other governmental) or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until three months after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if 90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver series B shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	agree to use our best judgment, good faith and diligence in the performance of our obligations specifically set forth in the deposit agreement;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person;

•
are not liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder or beneficial owner or any other person believed by it in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of series B shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any series B shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with reasonable regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Series B shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying series B shares at any time except:

•	When temporary delays caused by closing our or the depositary’s transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying series B shares. This is called a pre-release of the ADR. The depositary may also deliver series B shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying series B shares are delivered to the depositary. The depositary may receive ADRs instead of series B shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the series B shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of the series B shares or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold the series B shares or ADSs as capital assets and use the U.S. dollar as their functional currency and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding voting shares. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to U.S. holders that are subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that hold ADSs or series B shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this prospectus, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in the series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico and that will not hold the series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

An individual is a resident of Mexico for tax purposes, if he established his home in Mexico. When the individual in question has a home in another country, the individual will be deemed a resident in Mexico if his “center of vital interests” is located in Mexico. This will be deemed to occur if (i) more than 50% of the aggregate income realized by such individual in the calendar year is from a Mexican source or (ii) the principal center of his professional activities is located in Mexico.

A Mexican national who files a change of tax residence notice with a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico and in which his income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered a Mexican resident for tax purposes during the year the notice is filed and during the following three years. Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes.

An entity in Mexico is a resident of Mexico if it maintains its principal place of business or its place of effective management in Mexico.  If non-residents of Mexico are deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable Mexican tax law.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions (Ley del Impuesto Sobre la Renta), dividends paid to non-Mexican holders with respect to the series B shares represented by the ADSs are not subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 38.89% for the year ended December 31, 2007. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, after corporate tax dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate level at the rate of 28% or the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and our not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our unaudited financial statements for our first three fiscal quarters of 2006 and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate having become a PFIC for our 2006 taxable year.

To the extent that a distribution exceeds our current and accumulated earnings and profits, it generally will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of series B shares or ADSs. Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. Dividend income generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes.

Distributions of additional series B shares to holders of ADSs with respect to their ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a U.S. holder will generally not be subject to Mexican tax. Deposits and withdrawals of series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% for the year ended December 31, 2007 of gains realized from the disposition.

Under the Tax Treaty, a U.S. holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of series B shares, in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition, and the value of those shares does not derive mainly from immovable property located in Mexico. Specific formalities apply to claim such as treaty benefits.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the series B shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 15%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. holder that receives pesos upon sale or other disposition of the series B shares will realize an amount equal to the U.S. dollar value of the pesos upon the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. holder will have a tax basis in the pesos received equal to the U.S. dollar value of the pesos received translated at the same rate the U.S. holder used to determine the amount realized on its disposal of the series B shares. Any gain or loss realized by a U.S. holder on a subsequent conversion of the pesos generally will be a U.S. source ordinary income or loss.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of the series B shares or ADSs by non-Mexican holders; provided,

however, that gratuitous transfers of the series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the series B shares or ADSs.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to certain payments by a paying agent to a U.S. holder of dividends in respect of the series B shares or ADSs or the proceeds received on the sale or other disposition of the series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent or fails to establish an exemption or otherwise comply with these provisions. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

UNDERWRITING

The combined offering consists of

•	an international offering of ADSs outside of Mexico, and

•	an offering of series B shares in Mexico.

Citigroup Global Markets Inc. is the global coordinator of the combined offering, the sole book-runner of the international offering, and is acting as representative of the international underwriters named below. Citigroup Global Markets Inc. is located at 388 Greenwich Street, New York, NY 10013.

Subject to the terms and conditions stated in the international underwriting agreement dated the date of this prospectus, each international underwriter named below has agreed to purchase, and we have agreed to sell to that international underwriter, the number of ADSs set forth opposite the international underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Total

The international underwriting agreement provides that the obligations of the international underwriters to purchase the series B shares included in this offering are subject to the approval of legal matters by counsel and to other conditions. The international underwriters are obligated to purchase all the series B shares (other than those covered by the over-allotment option described below) if they purchase any of the series B shares.

We also have entered into a Mexican underwriting agreement with a syndicate of Mexican underwriters providing for the concurrent offer and sale of series B shares in Mexico. The offering price and the total underwriting discounts and commissions per series B share for the international offering and the Mexican offering will be substantially equivalent. In addition, the international and Mexican offerings are each conditioned on the closing of the other.

The international underwriters propose to offer some of the series B shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the series B shares to dealers at the public offering price less a concession not to exceed $               per series B share. The international underwriters may allow, and dealers may reallow, a concession not to exceed $                per series B share on sales to other dealers. If all of the series B shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

We have granted to the international and Mexican underwriters options, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                additional series B shares or the equivalent in ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional series B shares (a portion of which may be in the form of ADSs) approximately proportionate to that underwriter’s initial purchase commitment.

The Mexican underwriters and the international underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer series B shares. The Mexican and international underwriters also have agreed that they may sell ADSs or series B shares between their respective underwriting syndicates. The number of ADSs or series B shares actually allocated to each offering may differ from the amount initially offered due to reallocation between the Mexican and international offerings.

We and our officers, directors and principal shareholders have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any of our series B shares or any securities convertible into or exchangeable for our series B shares. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news, or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the ‘‘lock-up’’ restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Citigroup Global Markets Inc. has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release securities may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our series B shares and ADSs, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of us.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs or series B shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs or series B shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be made to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ADSs or series B shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a ‘‘qualified investor’’ within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an ‘‘offer to the public’’ in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of ADSs or series B shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the ADSs or series B shares as contemplated in this prospectus. Accordingly, no purchaser of the ADSs or series B shares, other than the underwriters, is authorized to make any further offer of the ADSs or series B shares on behalf of us or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (‘‘Qualified Investors’’) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the ‘‘Order’’); or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as ‘‘relevant persons’’). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Neither this prospectus nor any other offering material relating to the ADSs or series B shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs and series B shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs or series B shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs or series B shares to the public in France.

Such offers, sales and distributions will be made in France only:

•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code Monétaire et Financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The ADSs and series B shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

The ADSs are listed on the AMEX under the symbol ‘‘SIM”, and the series B shares are listed on the Mexican Stock Exchange under the symbol “SIMEC.B”.

The following table shows the underwriting discounts and commissions that we are to pay to the international underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the international underwriters’ option to purchase additional series B shares.

Paid by Grupo Simec, S.A.B. de C.V.
	No Exercise	Full Exercise
Per series B share	$	$
Per ADS	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $                   ..

In connection with the offering, the representative on behalf of the underwriters, may purchase and sell ADSs or series B shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs or series B shares in excess of the number of ADSs or series B shares to be purchased by the Mexican underwriters and the international underwriters in the offering, which creates a syndicate short position. ‘‘Covered’’ short sales are sales of ADSs or series B shares made in an amount up to the number of ADSs or series B shares represented by the Mexican underwriters’ and international underwriters’ over-allotment option. In determining the source of series B shares to close out the covered syndicate short position, the representative will consider, among other things, the price of ADSs or series B shares available for purchase in the open market as compared to the price at which they may purchase ADSs or series B shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of ADSs or series B shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The international underwriters may also make ‘‘naked’’ short sales of ADSs in excess of the over-allotment option. The Mexican underwriters are not permitted to make “naked” short sales of series B shares on the Mexican Stock Exchange. The international underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Mexican underwriters and the international underwriters are concerned that there may be downward pressure on the price of the ADSs or series B shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs or series B shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs or series B shares. They may also cause the price of the ADSs or series B shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The international underwriters and the Mexican underwriters may conduct these transactions on the AMEX or the Mexican Stock Exchange or in the over-the-counter market, or otherwise. If the international underwriters and the Mexican underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business. The underwriters have, from time to time, performed, and expect to perform in the future, investment banking and advisory services for us and our affiliates, for which they have received, and may continue to receive, customary fees and expenses.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of ADSs, in the form of ADSs or series B shares, to international underwriters for sale to their online brokerage account holders. The representative will allocate ADSs, in the form of ADSs or series B shares, to international underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs, in the form of ADSs or series B shares, may be sold by the international underwriters to securities dealers who resell ADSs, in the form of ADSs or series B shares, to online brokerage account holders.

We have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make because of any of those liabilities.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the series B shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of series B shares are made. Any resale of the series B shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that–

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action–Ontario Purchasers

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

All of the issuer’s directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

WHERE CAN YOU FIND MORE INFORMATION

We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Accordingly, we file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information that we file with the Commission at the public reference facilities of the Commission at 100 F. Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Commission’s public reference room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at www.sec.gov from which you can electronically access the registration statement and the other materials that we file with the Commission.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we are required to file with the SEC, promptly after it is made public or filed, information that we make public in Mexico, file with the Mexican Stock Exchange or the National Banking and Securities Commission or distribute to our securityholders. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

We are not making offers to, nor are accepting offers to buy from, holders in any jurisdiction in which this offer would not comply with local securities laws. Initial offers and sales of series B shares outside the United States may be made in reliance on Regulation S under the Securities Act.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Mexico. All of our directors and officers, and certain of the experts named in this prospectus reside in Mexico. In addition, a substantial portion of our assets are located in Mexico. Our Mexican counsel, Mijares, Angoita, Cortés Fuentes, S.C., has advised us that you may not be able to serve process within the United States upon these individuals or enforce against them judgments of U.S. courts, including judgments based on the civil liability provisions of the federal securities laws of the United States, and Mexican courts may not recognize the grounds or remedies for actions originally brought in a Mexican court against us, our directors and officers, the Mexican government and any expert named in this prospectus based on the federal securities laws of the United States.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us by Thacher Proffitt & Wood llp, our U.S. counsel, and for the underwriters by Milbank, Tweed, Hadley & McCloy llp, U.S. counsel to the underwriters. The validity of the series B shares will be passed upon for us by Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, and for the underwriters by Creel Garcia-Cuellar y Muggenberg, S.C., Mexican counsel to the underwriters.

EXPERTS

Our consolidated financial statements for the fiscal years ended December 31, 2003 and 2004, included in this prospectus have been audited by KPMG Cárdenas, Dosal, S.C., an independent registered public accounting firm, as stated in their report and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Grupo Simec, S.A.B. de C.V. at December 31, 2005, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Mancera S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein which, as to the year 2005, are based on the report of BDO Hernández Marrón y Cia, S.C., a member firm of BDO International, an independent registered public accounting firm. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The Republic financial statements for the fiscal year ended December 31, 2004 included in this prospectus have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The Republic financial statements for the period from January 1, 2005 through July 22, 2005 included in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS
Grupo Simec, S.A.B. de C.V.

Schedules to Financial Statements

Report of Independent Registered Public Accounting Firm

The Stockholders of
Grupo Simec, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Grupo Simec, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Simrep Corporation and subsidiaries, a majority owned subsidiary, which statements reflect total assets of Ps. 6,023,387 (thousand), as of December 31, 2005, and total revenues of Ps. 6,260,674 (thousand), for the period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Simrep Corporation and subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial presentation. We believe that our audit and the report of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other independent auditors, the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A. de C.V. and subsidiaries at December 31, 2005, and the consolidated results of their operations and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

Mancera, S.C.
A Member Practice of
Ernst & Young Global

C.P.C. Jose Maria Tabares
Guadalajara, Jalisco México
April 28, 2006 (except for Note 19,
as to which the date is June 28, 2006;
and for the restatement to constant Pesos
as of June 30, 2006, for Note 13 a v) and
for the share and per share information both
as to which the date is July 11, 2006 and for
Note 15 as to which the date is January 4, 2007)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grupo Simec, S. A. de C. V.:

We have audited the accompanying consolidated balance sheet of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2004 and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in note 14 to the consolidated financial statements, on August 9, 2004 the Company acquired, as an industrial unit, assets and labor obligations accrued at such date. The assets consist of inventories and steel plants.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A. de C.V. and subsidiaries as of December 31, 2004, and the results of their operations and the changes in their financial position for each of the years in the two-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

As described in note 2, the accompanying consolidated balance sheet, statements of income, stockholders’ equity and changes in financial position have been restated to reflect their presentation in Mexican pesos of constant purchasing power as of June 30, 2006.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

KPMG CARDENAS DOSAL, S. C.

Jorge O. Pérez Zermeño

Guadalajara, Mexico.
April 25, 2005, except for the restatement to June 30, 2006 constant Mexican pesos, as to which the date is July 10, 2006.

• BDO Hernández Marrón y Cía, S.C. • Contadores Pûblicos y • Consultores de Empresas	• Av. Ejército Nacional 904 Piso 7 • Los Morales Polanco • 11510 México, D.F. • Tel.(52-55) 5901-3900 • Fax(52-55) 5901-3925 • www.bdo-mexico.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
SimRep Corporation

We have audited the consolidated balance sheet of SimRep Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the period from July 22 (date of acquisition) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of SimRep Corporation and subsidiaries as of December 31, 2005, and the consolidated results of their operations, the changes in shareholders’ equity and the changes in their financial position for the period from July 22 (date of acquisition) to December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language.

Hernández, Marrón y Cía., S.C.

Bernardo Soto Peñafiel, CPA
Partner

Mexico City
April 28, 2006, except for the restatement to June 30, 2006 constant Mexican pesos, as to which the date is July 10, 2006.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2004
(Thousands of constant Mexican pesos as of June 30, 2006)

Assets		2005		2004
Current assets:
Cash and cash equivalents	Ps.	209,416	Ps.	526,743

Accounts receivable:
Trade		2,316,954		1,016,826
Related parties (Note 4)		2,456		5,499
Recoverable value added tax		115,703		164,332
Other receivables		216,537		12,676
		2,651,650		1,199,333

Less: allowance for doubtful accounts		31,273		15,080
Total accounts receivable, net		2,620,377		1,184,253

Inventories, net (Note 5)		3,660,501		1,175,075
Prepaid expenses		230,226		8,935
Derivative financial instruments (Note 6)		57,477		19,025
Total current assets		6,777,997		2,914,031

Non-current inventories (Note 2e)		76,843		68,982
Property, plant and equipment, net (Note 7)		7,114,996		6,007,190
Other assets and deferred charges, net (Note 2h)		618,721		315,444
	Ps.	14,588,557	Ps.	9,305,647
Liabilities and stockholders' equity
Current liabilities:
Notes payable to banks (Note 9a)	Ps.	-	Ps.	159,252
Current portion of long-term debt (Note 9b)		21,034		3,538
Accounts Payable		1,411,813		612,449
Accruals (Note 8)		15,208		8,938
Other accounts payable and accrued expenses		675,565		161,543
Related parties (Note 4)		460,228		21
Deferred credit (Note 2l)		131,441		-
Total current liabilities		2,715,289		945,741

Long-term debt (Note 9b)		391,550		-
Seniority premiums and termination benefits (Note 10)		19,777		7,002
Other long-term liabilities (Notes 2q and 16e)		112,067		15,067
Deferred income tax (Note 12)		1,513,079		1,490,545
Deferred credit (Note 2l)		208,114		-
Total long-term liabilities		2,244,587		1,512,614
Total liabilities		4,959,876		2,458,355

Stockholders' equity (Note 13):
Capital stock		3,476,499		3,408,488
Additional paid-in-capital		845,018		682,066
Contributions for future capital stock increases		-		230,309
Retained earnings		4,519,677		3,239,779
Cumulative deferred income tax		(905,828)		(905,828)
Result of non-monetary assets		(154,723)		179,309
Fair value of derivative financial instruments (Note 6)		40,354		12,847
Majority stockholders' equity		7,820,997		6,846,970

Minority interest		1,807,684		322
Total stockholders' equity		9,628,681		6,847,292

	Ps.	14,588,557	Ps.	9,305,647

See accompanying notes to consolidated financial statements.		-		-

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of June 30, 2006, except earnings per share figures)

		2005	2004	2003

Net sales (Notes 14 and 15)	Ps.	12,966,627	5,910,363	3,047,392
Direct cost of sales (Note 14)		10,370,940	3,435,057	2,001,987

Marginal profit		2,595,687	2,475,306	1,045,405

Indirect overhead, selling, general and administrative
expenses		1,018,105	593,276	507,272

Operating income		1,577,582	1,882,030	538,133

Comprehensive financing cost:
Interest (expense) income, net		(15,728)	5,791	(13,499)
Foreign exchange (loss) gain, net		(75,279)	3,987	(2,783)
Monetary position loss		(53,663)	(47,411)	(10,424)

Comprehensive financial result, net		(144,670)	(37,633)	(26,706)

Other income (expenses), net:
Adjustment to the recovery value of land, machinery and equipment		-	(14,722)	(19,499)
Deferred credit amortization		67,175	-	-
Other, net		(11,686)	(23,402)	(12,905)

Other income (expense), net		55,489	(38,124)	(32,404)

Income before income tax and statutory employee profit
sharing		1,488,401	1,806,273	479,023

Income tax (Note 12):
Current		78,877	23,136	13,419
Deferred		111,718	320,466	139,779

Total income tax		190,595	343,602	153,198

Statutory employee profit sharing (Note 12)		417	-	5,302

Net consolidated income	Ps.	1,297,389	1,462,671	320,523

Allocation of net income
Minority interest		17,491	-	1
Majority interest		1,279,898	1,462,671	320,522
	Ps.	1,297,389	1,462,671	320,523

Majority earnings per share:
Weighted average shares outstanding		413,788,797	398,917,437	357,158,043

Earnings per share (pesos)	Ps.	3.09	3.67	0.90

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of June 30, 2006)

		Capital stock		Stock premium	Contributions for future capital stock increases		Retained earnings		Cumulative deferred income tax		Result of holding non-monetary assets	Fair value of derivative financial instruments (Note 6)		Total majority interest		Minority interest		Total stockholders' equity
Balance at December 31, 2002	Ps.	2,991,443	Ps.	682,066	-	Ps.	1,456,586	Ps.	(905,828)	Ps.	(135,864)	-	Ps.	4,088,403	Ps.	275	Ps.	4,088,678

Increases in capital stock (Note 13)		392,352		-	-		-		-		-	-		392,352		-		392,352

Comprehensive income (Note 13)		-		-	-		320,522		-		249,263	10,483		580,268		-		580,268

Balance at December 31, 2003		3,383,795		682,066	-		1,777,108		(905,828)		113,399	10,483		5,061,023		275		5,061,298

Increases in capital stock (Note 13)		24,693		-	-		-		-		-	-		24,693		-		24,693

Contributions for future capital stock increases (Note 13)		-		-	230,309		-		-		-	-		230,309		-		230,309

Comprehensive income (Note 13)		-		-	-		1,462,671		-		65,910	2,364		1,530,945		47		1,530,992

Balances at December 31, 2004		3,408,488		682,066	230,309		3,239,779		(905,828)		179,309	12,847		6,846,970		322		6,847,292

Increases in capital stock (Note 13)		68,011		162,952	(230,309)		-		-		-	-		654		-		654

Comprehensive income (Note 13)		-		-	-		1,279,898		-		(334,032)	27,507		973,373		1,807,362		2,780,735

Balances at December 31, 2005	Ps.	3,476,499	Ps.	845,018	-	Ps.	4,519,677	Ps.	(905,828)	Ps.	(154,723)	40,354	Ps.	7,820,997	Ps.	1,807,684	Ps.	9,628,681

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of June 30, 2006)

		2005	2004	2003

Operating activities:
Net income	Ps.	1,297,389	1,462,671	320,523
Add (deduct) items not requiring the use of resources

Depreciation and amortization		325,671	222,415	199,303
Deferred income tax		111,718	320,466	139,779
Write-down of idle machinery		-	14,722	19,499
Deferred credit amortization		(67,175)	-	-
Seniority premiums and termination benefits		5,212	1,338	271

		1,672,815	2,021,612	679,375

Net changes in operating assets and liabilities:
Trade receivables, net		(129,339)	(529,890)	(21,981)
Other accounts receivable and prepaid expenses		(222,986)	(168,282)	61,465
Inventories, net		623,584	(859,030)	(9,910)
Derivative financial instruments		(10,946)	-	(15,646)
Related parties receivables		3,044	(1,725)	(3,774)
Accounts payable, other accounts payable and accrued expenses		(165,392)	453,402	(65,754)
Other long-term liabilities		91,883	-	-
Related parties payable		-	(830)	(188,220)

Resources provided by operating activities		1,862,663	915,257	435,555

Financing activities:
Related parties payable (financing)		451,307	-	-
Increases in capital stock		654	24,693	392,351
Contribution for future capital stock increases		-	230,309	-
Unpaid foreign exchange gain		8,900	-	6,048
Short-term loans (repaid) obtained		(136,510)	159,252	-
Financial debt repayment		(1,052,050)	(19,833)	(362,673)
Decrease in debt due to restatement to constant Mexican pesos
as of year end		(5,246)	(1,213)	(4,319)
Other long-term liabilities		-	10,899	82
Increase of investment in PAV Republic by Industrias CH		490,533	-	-

Resources (used in) provided by financing activities		(242,412)	404,107	31,489

Investing activities:
(Increase) decrease in long-term inventories		(7,861)	(811)	63,953
Acquisition of property, plant and equipment		(503,735)	(1,284,970)	(64,372)
Effect from the acquisition of Pav Republic		(1,309,783)	-	-
Increase (decrease) in other noncurrent assets		16,659	(71,507)	(26,002)
Effect from the acquisition of OAL		(132,858)	-	-

Resources used in investing activities		(1,937,578)	(1,357,288)	(26,421)

Net (decrease) increase in cash and cash equivalents		(317,327)	(37,924)	440,623

Cash and cash equivalents:
At beginning of year		526,743	564,667	124,044

At end of year	Ps.	209,416	526,743	564,667

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Amounts in thousands of Constant Mexican pesos as of June 30, 2006, unless otherwise indicated)

(1)          Description of the Business and Significant Transactions

Description of the Business

The principal activities of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico and abroad. The Company is a subsidiary of Industrias CH, S.A. de C.V. (Industrias CH).

Significant Transactions

(a)
As mentioned in Note 14 a) of these notes, on July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through its subsidiary SimRep Corporation, a U.S. company. Such transaction, was valued at USD 245 million where USD 229 million corresponds to the purchase price and USD 16 million, to the direct cost of the business combination. The Company contributed US 123 million to acquire 50.2% of the representative shares of SimRep Corporation and Industrias CH, the holding company, acquired the remaining 49.8%.

The total purchase price of Republic was allocated among the assets acquired and liabilities assumed based on their fair values at July 22, 2005. The purchase price gave rise to negative goodwill that was allocated among all the non-current assets acquired.

(b)
On July 20, 2005, the Company acquired all the shares of Operadora de Apoyo Logístico, S.A. de C.V., (“OAL”) a subsidiary of Grupo TMM, S.A. de C.V., for a purchase price of Ps. 133 million, for the purpose of converting the acquired company into the operator of three of the iron and steel plants in Mexico. OAL’s primary assets consisted of deferred tax assets resulting from net operating losses carryforwards (See Note 14 b).

(c)
On November 2005 the Company’s Board of Directors decided to spin off its subsidiary Compañía Siderúrgica de California, S.A. de C.V., transferring all of the subsidiary’s assets, liabilities and stockholders’ equity to the following two new companies: Controladora Simec, S.A. de C.V. and Arrendadora Simec, S.A. de C.V.; consequently, the original company was dissolved to separate the control over the shares of the subsidiaries from the assets that comprise the industrial plants in Guadalajara and Mexicali. This restructure had no effect on the consolidated financial statements.

(d)
As mentioned in Note 14 c) of these notes, on August 9, 2004, the Company acquired the majority of the assets of Atlax, S.A. de C.V. and certain assets of Operadora Metamex, S.A. de C.V., as well as their accumulated labor obligations at such date. Such assets consisted of inventories and steel plants located in Apizaco, Tlaxcala and Cholula, Puebla, which produce specialty steel products and commercial profiles. The purchase price of these assets was approximately USD 120 million.

(e)
In 2003, the Company’s subsidiaries Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG), Compañía Siderúrgica de Occidente, S.A. de C.V. (CSO) and Compañía Siderúrgica de California, S.A. de C.V. (CSC) repaid USD 1,452,887 for installments due in such year on the industrial mortgage loan agreement. Furthermore, in 2003, said companies also prepaid USD 29,930,517 on the loan. On March 18, 2004, the Company prepaid USD 1,697,952 plus interest, thus repaying the loan in full as mentioned in Note 9c.

(f)	In 2005, 2004 and 2003, capital increases and certain changes in stock ownership were carried out, which are described in Note 13.

(g)
As mentioned in Note 16 f) of these notes, Pacific Steel, Inc (PS) (subsidiary company located in the U.S.) has been sued by the Government of the State of California in the U.S., which requires that PS clean up and relocate part of its facilities related to the generation, storage, transportation and disposal of materials classified as hazardous waste. The Company has filed an appeal against these claims; however, at the date of issue of the consolidated financial statements, the final results of such appeals remain unknown.

(h)
Pursuant to a public bidding process for non-performing loans without recourse, in 2003, Industrias CH acquired through its subsidiary Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA), the assignment of shared recovery loans as well as litigation rights and certain loan-related obligations. Subsequently, on December 11, 2003, with the authorization of the assignor banks, Industrias CH sold 99.98% of the ACOSA shares to the Company. At December 31, 2003, the total investment amount was Ps. 10,905. When the Company reaches its break-even point it must pay the assignors 50% of the amounts recovered (after deducting authorized expenses spent on recovering these amounts), which should be paid in the first five business days of the month following the recovery. At December 31, 2004, ACOSA fully reserved the balance of this account since it has not recovered any amounts. At December 31, 2005, Simec did not have any recoveries with respect to the defaulted receivables.

(2)           Summary of Significant Accounting Policies

(a) Basis of preparation and disclosure

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, “Accounting recognition of the effects of inflation on financial information,” issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican Pesos as of June 30, 2006, solely to facilitate comparison with our unaudited condensed consolidated financial statements as of such date, and except for restatement of financial information in constant pesos, no change has been made to our 2005, 2004 and 2003 audited financial statements.

The annual rates of inflation used to recognize the effects of inflations, as determined based on the National Consumer Price Index (NCPI), published by Banco de México. were as follows:

Date	NCPI	Inflation
June 30, 2006	117.059	0.65% Six months
December 31, 2005	116.301	3.33% Year
December 31, 2004	112.550	5.19% Year
December 31, 2003	106.996	3.97% Year

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, other non-current assets, the valuation allowance of accounts receivable, inventories and deferred tax assets, the valuation of financial instruments, and the liability for labor obligations. Actual results could differ from these estimates and assumptions.

For purposes of disclosure in these notes, hereinafter the term “pesos” or abbreviation “Ps.” shall refer to Mexican pesos; the term dollars, or abbreviation USD shall be taken to mean U.S. dollars.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Grupo Simec, S.A. de C.V. and those of its majority-owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation. The consolidation was based on the audited financial statements of the issuing companies, which were prepared under Mexican GAAP.

The Company’s subsidiaries and its equity percentage are as follows:

Equity interest %
- Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%
- Compañía Siderúrgica de California, S.A. de C.V. (spun off in 2005)	100%
- Arrendadora Simec, S.A. de C.V.	100%
- Simec International, S.A. de C.V.	100%
- Controladora Simec, S.A. de C.V.	100%
- SimRep Corporation and Subsidiaries (1)	50.22%
- Undershaft Investments, N.V.	100%
- Pacific Steel, Inc.	100%
- Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%
- Consorcio Internacional, S.A. de C.V. (liquidated in 2004)	99.79%
- Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100%
- Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	99.99%
- Industrias del Acero y del Alambre, S.A. de C.V.	99.99%
- Procesadora Mexicali, S.A. de C.V.	99.99%
- Servicios Simec, S.A. de C.V.	100%
- Sistemas de Transporte de Baja California, S.A. de C.V.	100%
- Operadora de Metales, S.A. de C.V. (2)	100%
- Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (2)	100%
- Administradora de Servicios Siderúrgicos de Tlaxcala, S.A,. de C.V. (2)	100%
- Operadora de Servicios de la Industria Siderúrgica ICH, S.A. deC.V. (2)	100%
- Administradora de Cartera de Occidente, S.A. de C.V. (3)	99.99%
_______________________________
(1)	Companies that started being part of Grupo Simec during 2005.
(2)	Companies that started being part of Grupo Simec during 2004.
(3)	Companies that started being part of Grupo Simec during 2003.

(c) Basis of translation of financial statements of foreign subsidiaries

For consolidation purposes, the financial statements of the subsidiaries abroad, Simrep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department. The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

–	By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.

–	By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.

–	By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.

–	The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.

–	The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

–	By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.

–	By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.

–	The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.

–	The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

(d) Cash equivalents

Cash equivalents consist of bank deposits, foreign currency and other highly liquid investments with maturities of less than 90 days. At the date of the financial statements, interest income and foreign exchange gains and losses are included in the results of operations under the caption Comprehensive financing cost.

(e) Inventories and cost of sales

Domestic subsidiaries’ inventories are recorded initially at average cost and then adjusted to the lower of replacement cost or net realizable market value under the direct costing system.

Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO). For translation effects into Mexican GAAP the inventories have been adjusted from LIFO to the lower of replacement cost or net realizable market value.

The inventory values of the Company were determined as follows:

Billet, finished goods and work in process.	At the most recent direct production cost

Direct cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent balance sheet date reported on.

Raw materials.	At the prevailing market purchase price at the consolidated balance sheet date
Materials, spare parts and rollers.	At historical cost, restated using the inflation rates of the steel industry

The Company classifies rollers and spare parts as long-term inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

The restated value of inventories at the balance sheet date is not in excess of market.

The reserve for slow-moving inventories is determined considering the reprocessing cost of the materials and finished products inventories with a turnover above one year.

(f) Derivative financial instruments

In 2005, 2004 and 2003, the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirements and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating costs.

The Company recognizes the fair value as an asset or liability and records the offsetting amount in other comprehensive income/loss (OCI). The cumulative OCI is reversed in the month of settlement and the net settlement and any related contract costs are booked to cost of goods sold in the month of settlement.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. As mentioned in Note 6 of these notes, the Company opted for the early adoption of Mexican accounting Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities; consequently, at December 31, 2005, 2004 and 2003, these contracts were recognized on the balance sheet at fair value, either as liabilities or assets. The Company periodically evaluates the changes in the cash flows of the derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2005, 2004 and 2003 the derivatives qualified as a derivative financial hedging instrument of the cash flow type and thus the fair value and subsequent changes of the swaps are recorded under stockholders’ equity as Comprehensive income net of the deferred tax effect.

(g) Property plant and equipment

Property, plant and equipment is recorded initially at acquisition cost, and then adjusted for inflation by applying NCPI factors, except for imported machinery and equipment, which is restated based on the inflation rate in the country of origin and changes in the foreign exchange rate of the country’s particular currency in relation to the peso.

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated remaining useful lives of the related assets.

The comprehensive financing cost which includes (i) the interest cost, (ii) any foreign currency fluctuations, and (iii) the related monetary position result of assets under construction or installation is capitalized as part of the value of such assets and is restated based on the NCPI factors from the date capitalized through year-end and amortized over the average depreciation period of the related assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Years
Buildings	15 to 65
Machinery and equipment	10 to 40
Transportation equipment	4
Furniture, fixtures and computer equipment	10

Maintenance and minor repairs are expensed as incurred.

(h) Other assets, intangible assets and deferred charges

Other assets include mainly technical assistance, organization and pre-operating expenses and, except for technical assistance, are restated for inflation based on the NCPI factors. Amortization is computed on restated values using the straight-line method, over periods ranging from 3 to 20 years.

As mentioned in note 1 a), as a result of the Republic acquisition, the Company identified and recorded intangible assets at a fair value totaling Ps. 347.8 million. As of December 31, 2005 the Company’s intangible assets and deferred charges include Ps. 320.6 million net of Ps. 27.2 of accumulated depreciation related to the Republic trade name, customer list, and certain labor, licenses, and suppliers agreements. The Republic trade name has an indefinite useful life and will not be amortized.

The estimated useful lives and amortization are as follows:

INTANGIBLES
	Value at		Useful	2005		Estimated Future Amortization
	22-Jul-05		Life	Amortization		2006	2007	2008	2009	2010
Republic Tradename	Ps.	79,276	Indefinite	Ps.	-	-	-	-	-	-
Union Agreements		127,727	24.5 months		23,496	62,560	41,671	-	-	-
Kobe Tech		92,487	144 months		2,897	7,740	7,740	7,740	7,740	7,740
Customer Relationships		48,440	240 months		911	2,423	2,423	2,423	2,423	2,423
	Ps	347,930		Ps	27,304	72,723	51,834	10,163	10,163	10,163

At December 31, 2005 intangible assets subject to amortization are being amortized over periods ranging from 2 to 20 years with a weighted average amortization period of approximately 9 years. Amortization expense aggregated Ps. 27.3 million from the date Republic was acquired through the date of the financial statements.

(i) Accruals

Based on management estimates, the Company recognizes accruals for these present obligations for which the transfer of assets or the rendering of services exist, arise as a consequence of past events (such events refer primarily to salaries and other amounts payable to employees, and fees) or it is probable that the effects will materialize and can be reasonably quantified.

(j) Seniority premiums and termination payments

The accumulated benefits for seniority premiums to which employees are entitled by law, are recognized in the results of operations of each year, based on actuarial computations of the present value of such obligation. Past service costs are being amortized over the estimated remaining working lifetime of employees. At December 31, 2005, the estimated average working lifetime of the Company’s employees entitled to pension benefits ranges from 8 to 9 years, approximately.

Through 2004, other compensations to which employees were entitled, mainly termination payments, were charged to results of operations of the year, if and when the payments were vested.

The revised Mexican accounting Bulletin D-3, Labor Obligations, issued by the Mexican Institute of Public Accountants and adopted in 2005 by the Company, establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the reduction and early extinguishment of such benefits”, and includes rules applicable to employee termination pay.

(k) Income tax, asset tax and employee profit sharing

Deferred income tax is accounted for using the asset and liability method, which is based on a comparison of the book and tax values of balance sheet accounts. Deferred tax assets and liabilities are recognized on temporary differences between assets and liabilities for financial and tax reporting purposes, as well as the available tax loss carryforward and creditable asset tax paid. Deferred tax assets and liabilities are determined using the enacted income tax rate at the balance sheet date, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or paid, respectively. The effect on deferred tax assets and liabilities due to changes in tax rates is recognized in results of operations in the period in which such changes are approved.

The Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences.

Asset tax is offset against deferred income tax, making the appropriate evaluation of recovery. Deferred tax assets are evaluated periodically, providing, if necessary, an estimate for those amounts of doubtful recovery.

The Company records a valuation allowance to reduce the deferred tax assets to an amount that it considers is more likely than not to be realized. In assessing the need for the valuation allowance, the Company considers future taxable income. In the event that estimates of projected future taxable income change, or amendments in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of the deferred income tax assets, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income.

Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

Deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income and taxable income for employee profit sharing purposes, provided it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the related liability or benefit will not be realized in the future.

(l) Deferred credit

The Company applied on a supplementary basis to Mexican GAAP, US EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations” to the OAL acquisition. The deferred credit is obtained from the difference between the amount paid and the deferred tax asset recognized resulting from the purchase of future tax benefits from OAL.

The deferred credit is being amortized to results of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit (See note 14b).

(m) Restatement of capital stock, other capital contributions and retained earnings

The restatement of capital stock, other capital contributions and retained earnings is determined by applying the NCPI from the time contributions were made and earnings were generated through the most recent year-end. The resulting amount represents the amount needed to maintain the stockholders’ investment at a constant level.

(n) Cumulative deferred income tax

This caption represents the accumulated effect of deferred taxes determined at the time the related accounting principle was first applied, restated at the most recent balance sheet date.

(o) Equity adjustment for non-monetary assets

This caption represents the difference between the restatement of non-monetary assets using the specific-cost method and the restatement based on the NCPI, reduced by the related deferred tax effect at the time Bulletin B-10 was first applied.

(p) Comprehensive financing cost

Comprehensive financing cost consists of interest, net exchange differences and the monetary effect. Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Monetary assets and liabilities denominated in foreign currency are translated using the prevailing exchange rate at the balance sheet date. Exchange differences determined on foreign currency denominated assets or liabilities are charged or credited to results of operations.

The monetary effect is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by the rate of inflation through year-end. The result thereby obtained represents the net monetary position gain or loss on inflation and is credited or charged to results of operations.

(q) Environmental costs

It is the Company’s policy to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes it is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable.

The recorded amounts represent estimates of the environmental remediation costs associated with future events triggering or confirming the costs that, in management’s judgment, are probable. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations, and take into consideration the likely effects of inflation and other societal and economic factors.

(r) Revenue recognition

Revenues from the sale of products are recognized at the time products are shipped and the related risks and benefits of merchandise are transferred to the customer. The Company provides for freight expenses, returns and sales discounts at the time the related revenue is recognized. These provisions are deducted from net sales in the income statement.

(s) Business and credit concentration-

The Company does not believe it has significant concentrations of credit risks in its accounts receivable. The Company has a large customer base and geographically diverse, consequently, no significant concentration in a specific customer or market. The Company records an allowance for doubtful accounts which covers accounts receivables with specific collection problems based on analyses and estimates made by management.

(t) Earnings per share

The basic earnings per share of each period have been computed by dividing the net consolidated income by the weighted average number of shares outstanding of each period.

(u) Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

The Company has made significant accounting estimates with respect to the valuation allowances of accounts receivable, inventories, long-lived assets, deferred tax assets and liabilities, environmental obligations and employee health care obligations.

The following is the rollforward of the allowance for bad debt for the year ended December 31, 2005 (previous years’ allowance was considered not significant):

Balance as of December 31, 2004	Ps.	15,080
Provision for the year		26,399
Write-off of uncollectible accounts		(10,450)
Restatement of the initial balance		244
Balance as of December 31, 2005	Ps.	31,273

(v) Contingencies

Significant liabilities or losses derived from contingencies are recognized when it is probable that such contingencies will materialize and when there are reasonable elements for quantifying the related liabilities. When a reasonable estimate cannot be made, contingencies are disclosed qualitatively in the notes to the consolidated financial statements.

(w) Impairment in the value of property, machinery and equipment and other non-current assets

The Company periodically evaluates the book value of its long-lived assets, machinery and equipment, intangibles and other assets to determine whether there are any indications of impairment (i.e., carrying value in excess of recoverable amount). The recoverable amount represents the net potential income that may reasonably be expected to be obtained from the use or sale of such assets. If the book value of a given asset is determined to be excessive, the Company makes the necessary allowances to reduce the carrying value of the asset to its recoverable amount. Assets to be sold are presented in the financial statements at the lower of their carrying value or recoverable amount.

(3)	Foreign Currency Position

Foreign currency denominated assets and liabilities at December 31, 2005 and 2004 were as follows:

	Thousands of U.S. dollars				Thousands of euros				Thousands of pounds sterling				Thousands of deutsche marks
	2005		2004		2005		2004		2005		2004		2005		2004
Current assets	USD	163,318	USD	68,091		-		-		-		-		-		-

Current liabilities		(180,511)		(32,809)	EUR	(86)	EUR	(78)	GBP	(87)	GBP	(87)	DEM	(49)	DEM	(49)
Long-term liabilities		(36,095)		-		-		-		-		-		-		-
Total liabilities		(216,606)		(32,809)		(86)		(78)		(87)		(87)		(49)		(49)
Net assets (liabilities)		(53,288)		35,282		(86)		(78)		(87)		(87)		(49)		(49)

The exchange rates at April 28, 2006 and at December 31, 2005 and 2004 were as follows (amounts in pesos):

	April 28 2006		December 31, 2005		December 31, 2004

Dollar	Ps.	11.1578	Ps.	10.7777	Ps.	11.264
Euro		13.9983		12.5797		15.169
Pound sterling		20.1838		18.3570		21.474
Deutsche mark		7.1572		6.4319		7.755

At December 31, 2005 and 2004, the Company had the following monetary position from foreign non-monetary assets, or from assets whose replacement cost can only be determined in U.S. dollars.

	Thousands of U.S. dollars
	2005		2004

Machinery and equipment, net	Ps.	341,302	Ps.	280,909
Inventories		287,043		38,105
	Ps.	628,345	Ps.	319,014

The summary of transactions carried out in U.S. dollars for the years ended December 31, 2005, 2004 and 2003, excluding imports of machinery and equipment, is as follows:

	Thousands of U.S. dollars
	2005		2004		2003

Sales	USD	650,508	USD	52,468	USD	28,810
Purchases (raw materials)		(392,269)		(78,422)		(24,304)
Other expenses (spare parts)		(7,522)		(4,898)		(462)
Interest expense		(3,478)		(28)		(3,312)

The exchange rate of the peso to foreign currencies used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

The Company has three foreign subsidiaries, whose combined assets, liabilities and stockholders’ equity are as follows:

	Thousands of U.S. dollars
	2005	2004
Current monetary assets	110,499	1,292
Inventories and prepaid expenses	278,157	7
Current liabilities	(121,745)	(6,824)

Working capital	266,911	(5,525)

Property, plant and equipment	139,787	1,766
Other assets and deferred charges	32,702	-
Long-term liabilities	(100,233)	-
Stockholders’ equity	339,167	(3,759)

(4)           Related Party Transactions and Balances

Transactions carried out with related parties, primarily with Industrias CH, during the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Sales (1)	Ps24,968	129,562	189,632
Purchases	1,659	11,076	13,822
Interest income	-	-	2,754
Administrative services expenses (2)	8,191	8,777	9,174

(1) Primarily this transaction relates to Intercompany sales of inventory with Industrias CH
(2) These operations relate to Intercompany payroll services primarily with Administración de empresas CH, S.A. de C.V.

Balances due from/to, related companies at December 31, 2005 and 2004 are as follows:

	2005		2004
Accounts receivable:
Industrias CH (1)	Ps.	-
Administración de empresas CH, S.A. de C.V. (2)		2,456	Ps.	5,499
		2,456	Ps.	5,499

Accounts payable:
Industrias CH (1)	Ps.	460,228		-
Other		-		21
	Ps.	460,228	Ps.	21
(1) Holding Company
(2) Affiliate

The account payable to Industrias CH is for an indefinite term and is a current account that bears no interest. The balance of this payable is derived from funds that the company received to finance the acquisition of PAV Republic.

(5)          Inventories

Inventories are comprised as follows:

	2005		2004
Finished goods	Ps.	2,915,705	Ps.	172,983
Work in process		8,946		1,626
Billets		124,064		160,198
Raw materials and supplies		276,183		586,300
Materials, spare parts and rollers		131,425		86,132
Advances to suppliers and others		147,597		114,776
Goods in transit		60,581		57,010
		3,664,501		1,179,025

Less: allowance for obsolescence		4,000		3,950

	Ps.	3,660,501	Ps.	1,175,075

(6)           Derivative Financial Instruments

The Company uses derivative financial instruments primarily to offset its exposure to financial risks related to the price of natural gas. Derivative instruments currently used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The fair value of the swaps are recorded as part of Comprehensive income in stockholders’ equity, in conformity with Mexican accounting Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities, which the Company adopted early at December 31, 2003.

In Mexico the Company entered into these types of contracts with PEMEX Gas and Petroquímica Básica (PGPB) under which the Company pays a fixed price and receives a floating price during the contract period of 2004-2006. In the United States the swap contracts entered by the Company are for terms of less than one year.

At December 31, 2005 and 2004, the swaps gave rise to the recognition of an asset of Ps. 57,477 and Ps. 19,025, and a deferred tax liability of Ps. 16,669 and Ps. 5,708, as well as a net comprehensive income item in stockholders’ equity of Ps. 40,354 and Ps. 12,847, respectively. Amounts recorded in comprehensive income were Ps. 10,483, Ps. 2,364 and Ps. 27,507 in the years 2005, 2004 and 2003 respectively.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. According to the contract termination dates, the whole value of the swaps will be realized during the year 2006. In the year ended December 31, 2005, the Company recorded Ps. 35.1 million as a reduction in the cost of sales as a result of the transactions settled.

(7)          Property, Plant and Equipment

Property, plant and equipment are comprised as follows:

	2005		2004

Buildings	Ps.	1,894,157	Ps.	1,774,205
Machinery and equipment		6,527,797		6,129,556
Transportation equipment		48,598		48,021
Furniture, fixtures and computer equipment		54,699		40,215
		8,525,251		7,991,997

Less: accumulated depreciation		2,516,798		2,520,848
		6,008,453		5,471,149

Land		515,189		492,664
Construction in progress (1)		560,587		11,586
Idle machinery and equipment		30,767		31,791
	Ps.	7,114,996	Ps.	6,007,190

(1) Construction in progress corresponds primarily to machinery. The completion date of these projects is scheduled for May 2006 and the pending investment amount is Ps. 5,610.

Through December 31, 2005 and 2004, the Company has capitalized the comprehensive financing cost of building and machinery and equipment in the net amount of Ps. 7,593, and Ps. 480,707, respectively, as an addition to the acquisition cost.

At December 31, 2005 and 2004, the specific restatement rate of machinery and equipment was lower than the NCPI, since a significant portion of such machinery is imported and accordingly, the inflation factor of the country of origin and the devaluation of the peso versus the respective currency were lower than the NCPI.

(8)          Accruals

Accruals at December 31, 2005 and 2004 include the following:

Salaries and other personnel benefits
December 31, 2005			Fees		Total

Balance at December 31, 2004	Ps.	5,336	Ps.	Ps.3,601	Ps.	Ps.8,937
Increases charged to operations		256,597		3,120		259,717
Payments		(251,076)		(2,370)		(253,446)
Balance at December 31, 2005	Ps.	Ps.10,857	Ps.	Ps.4,351	Ps.	Ps.15,208

December 31, 2004

Balance at December 31, 2003	Ps.	8,149	Ps.	1,533	Ps.	9,682
Increases charged to operations		52,157		6,428		58,585
Payments		(54,969)		(4,360)		(59,329)
Balance at December 31, 2004	Ps.	5,337	Ps.	3,601	Ps.	8,938

(9)           Notes Payable, Long-term Debt and Medium-term Notes

(a) Notes payable

This caption includes uncollateralized loans with BBVA Bancomer, S.A. that bear annual interest ranging from 3.24% to 3.37% and mature at March 31, 2005.

(b) Long-term debt

At December 31, 2005 and 2004, the Company’s long-term debt is as follows

	2005		2004
Debt with Ohio Department of Development	Ps.	46,994	Ps.	-
Revolving loan with General Electric Capital (GE)		362,315		-
Medium-term notes		3,275		3,538
Total long-term debt		412,584		3,538

Less: current portion of long-term debt		21,034		3,538

Long-term debt excluding current portion	Ps.	Ps.391,550	Ps.	-

Long-term debt

The company has a loan with Ohio Department of Development that was used to modernize the plant in Lorain, Ohio. The project concluded in 2003. The initial amount of the loan was USD 5 million, bearing 3% annual interest and maturing on the first day of each month, through the final maturity of July 2008. Principal amounts of USD 1.6 million, USD 1.7 million and USD 1 million mature during 2006, 2007 and 2008, respectively. The loan is guaranteed by the project to modernize the 20-inch bar mill in the Lorain plant.

Revolving line of credit with General Electric Capital (GE)

On July 22, 2005, Republic one of the Company’s subsidiaries located in USA had an available revolving line of credit with a guarantee of Ps 2,700.6 million (USD 250 million) with General Electric Capital Corporation (GE capital). Such loan matures in May 2009 but may be rolled over through May 20, 2010. As of November 1, 2005, the available credit line of Ps 2,700 millions (USD 250 million) was reduced to Ps 1,620.4 millions (USD 150 million).

At December 31, 2005 has an outstanding balance with GE Capital of Ps 362.3 million (USD 33.4 million) and Ps 35.6 million (USD 3.3 million) on letters of credit. The company’s available balance at December 31, 2005 aggregates Ps 1,223.9 million (USD 113.3 million). The company has to pay a 0.50% annual commission on the unused credit. The available draw downs are limited to the sum of 85% of Republic’s determined accounts receivable plus 65% of its determined inventory.

The loan is unconditionally and irrevocably guaranteed by Republic’s subsidiaries and specifically with their current inventories and accounts receivable, as well as its subsequent acquisitions. As of December 31, 2005 the inventories and accounts receivables aggregated Ps 2,769 million and Ps 1,167 millions respectively.

Such loan bears interest based on one of the two following options, which the Company shall choose at its own discretion: 1) at an indexed rate equal to the highest prime rate published by the Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 base percentage points per year and the applicable margin; 2) the LIBOR plus the applicable margin. Margins were adjusted based on the available rate for the quarter on a base established in advance. The base for the applicable margin for the indexed rate was adjusted between 0.00% and 1.00%, and the rate for margins applicable to the LIBOR was adjusted between 1.75% and 2.75%. From November 1, 2005 through the end of 2005, the rate was fixed at 0.00% for the applicable margins for the prime rate and 1.00% for the applicable margin for the LIBOR. At December 31, 2005, the loans from GE Capital bear interest at an annual 7.25% rate for the loans at indexed rates and an annual 5.38% rate for those at the LIBOR.

As of January 1, 2006, the applicable margins will be adjusted from 0.00% to 0.25% for the indexed rate, and 0.875% to 1.25% for the loans at the LIBOR, based on the average daily availability of the preceding quarter. The new agreement also changes the commission on the unused credit from 0.50% to 0.375%. Based on the last quarter of 2005, in accordance with the available daily rate, the initial margins for 2006 will be 0.00% for the indexed rate, 0.875% for the LIBOR, 0.500% for the commission on the unused credit, and 0.875% applicable to the letters of credit.

The loan from GE Capital establishes a series of requirements, obligations and restrictive covenants, including limitations in capital investments and maintenance. Expenses in capital investment exclusively in Republic for any fiscal year are limited to Ps 1,084.8 million (USD 100 million), excluding expenses on capital investments financed by earnings from insurance recoveries. At December 31, 2005, the Company is in compliance with all such requirements, obligations and restrictive covenants established in the loan with GE Capital.

(c) Industrial mortgage loan

Advance payments of USD 1,697,952 were made on the industrial mortgage loan in 2004, plus the corresponding interest. On March 18, 2004, the Company repaid in full the loan in the amount of USD 1,697,952.

The Company and all of its subsidiaries that own property, plant and equipment took out an industrial mortgage as security on this loan. The Company’s management is in the process of canceling the guarantees established in the restructuring agreement entered into with the banks, which allows the industrial mortgage to be released.

(10)         Seniority Premiums and Termination Payments

The cost, obligations and other components of seniority premiums and termination payments mentioned in note 2j were determined based on actuarial computations at December 31, 2005, 2004 and 2003.

The components of the net period cost for the years ended December 31, 2005, 2004 and 2003 are as follows:

		2005		2004		2003
Net period cost
Labor cost	Ps.	2,859	Ps.	593	Ps.	309
Financial cost		1,057		321		216
Amortization of transition liability		1,128		405		259
Amortization of prior service cost and plan modifications		198		95		69
Effect of cancelled obligations		(31)		371		-
Net period cost	Ps.	5,211	Ps.	1,785	Ps.	853

An analysis of the present value of benefit obligations is as follows:

		2005		2004		2003

Projected benefit obligation	Ps.	21,752	Ps.	8,093	Ps.	6,405

Unamortized items:
Transition liability		(9,506)		(2,978)		(2,508)
Prior service cost and plan modifications		(357)		(410)		-
Variances in assumptions and experience adjustments		1,308		(338)		(333)
Additional liability		6,580		2,635		2,044

Net projected liability recognized in consolidated balance sheets (1)	Ps.	19,777	Ps.	7,002	Ps.	5,608

(1)   The Net projected liability as of December 31, 2005 includes Ps.6.3 million related to a defined retiree health care plan of PAV Republic which is one of the company’s subsidiaries located in US. Such plan covers approximately 14 union hourly employees. This plan assumed a health care cost rate for the year of 10%.

The remainder of the increase as of December 31, 2005 in the net periodic cost and the net projected liability is due mainly to inclusion of the termination payment obligation starting January 1, 2005, as required by revised accounting Bulletin D-3.

The most significant assumptions used in determining the net period cost of the plan are as follows:

	2005	2004
Actual discount rate used to reflect present value of obligations	4.5%	4.5%
Actual rate of future salary increases	1%	1%
Actual expected return rate of plan assets	4.5%	4.5%

(11)        Other Benefit Plans

From the companies of the group only Republic offers other benefit plans for its employees. Most of the production workers are insured by collective contracting with the United Steelworkers of America (USWA). The collective contracting expires August 15, 2007 (labor agreement). From the Mexican operations approximately 60% of the employees are under a collective contract. The Mexican collective contracts expire in periods greater than one year.

The labor agreement provides a defined health and retirement contribution program and pension benefits. Republic is required to contribute to the program for each work hour accrued at a rate of Ps. 41 (actual amount) per hour until the labor agreement expires. For the period from July 22, 2005 through December 31, 2005, During 2005 there was an expense of Ps. 69.1 million.

The labor agreement includes an employee profit sharing program, to which Republic must contribute 15% of its quarterly earnings exceeding Ps. 135.1 million before taxes. For the period from July 22, 2005 through December 31, 2005, there was an expense of Ps. 7.5 million for the profit sharing program.

In addition, Republic has a defined retirement contribution plan which covers virtually all of its non-union salaried employees. This plan is designed to provide retirement benefits through the Company contributions and deferred employee compensation. Republic contributes to this plan each payment period based on the age and length of service of its personnel at January of each year. The contribution amount is equal to the base salary multiplied by the appropriate percentage as determined based on the worker’s age and years of service.

The full contribution percentage is acquired upon completing 5 years of service. Furthermore, workers are allowed to make contributions to a 401(k) plan through wage discounts. The Company contributes to the Republic’s employees 25% on the first 5% of wages that the worker chooses to contribute. Workers eventually acquire a 100% match of 401(k) contributions from the Company. For the period from July 22, 2005 through December 31, 2005, there was a recorded expense of Ps. 12 million on retirement contribution plans and 401(k) contribution plans.

In accordance with the profit sharing plan for salary and non-union workers, excluding a select group of managers and executives, Republic contributed 3% of quarterly earnings exceeding Ps. 135.1 million before taxes. For the period from July 22, 2005, through December 31, 2005, there was a recorded expense of Ps. 1.1 million.

Republic offers, an administrative incentive plan to a select group of managers and executives. The incentives are based on the achievement of select corporate and individual objectives which include financial results, improvement in product yield, energy use, quality and safety standards and cash flow. For the period from July 22, 2005 through December 31, 2005, there was not any recorded expense for this plan. In regards to the acquisition of Republic on July 22, 2005, the Company assumed the accumulated liability for this plan of Ps. 9.8 million, which was paid in January 2006. The Company also assumed an incentive compensation for Republic’s C.E.O Joseph Lapinsky of Ps. 5.4 million, which was paid in January 2006.

Republic has a deferred compensation plan that covers certain key workers. The plan allows the worker to defer an annual amount of his/her base salary and grants an annual fixed contribution by Republic based on a percentage of salary. For the period from July 22, 2005 through December 31, 2005, there was a related expense recorded of Ps. 1.1 million.

(12)        Income Tax, Asset Tax and Employee Profit Sharing and Tax Loss Carryforwards

Industrias CH, holding company files a Consolidated Tax Return. Under Mexican Income Tax Law (MITL) Industrias CH does not have to allocate any tax to its subsidiaries since each of its subsidiaries has the obligation to calculate on a stand alone basis its own taxes and only pay the minority part of such taxes directly to the Mexican Income Revenue Service (IRS). The majority interest for consolidated tax purposes is paid through the holding company. The Company computes its tax provision on a stand alone basis.

Under current tax regulations, companies must pay the greater between income tax and asset tax.  The computation of both taxes considers the effects of inflation, although differently from accounting principles generally accepted in Mexico.

Statutory employee profit sharing is computed practically on the same basis as income tax, but excluding the effects of inflation.

The Mexican Asset Tax Law establishes payment of a 1.8% tax on the value of restated assets net of certain liabilities.

An analysis of income tax charged to results of operations for the years ended December 31, 2005, 2004 and 2003 is as follows:

		2005		2004		2003
Current Income Tax Mexican Subsidiaries	Ps.	124,037	Ps.	21,137	Ps.	13,006
Current Income Tax Foreign Subsidiaries		(45,160)		1,999		413
Deferred Income Tax Mexican Subsidiaries		40,806		320,466		139,779
Deferred Income Tax Foreign Subsidiaries		70,912		-		-
Income tax expense	Ps.	190,595	Ps.	343,602	Ps.	153,198

At December 31, 2005 and 2004 and 2003, the tax expense attributable to income before income tax, employee profit sharing and minority interest differed from the expense computed by applying the income tax rate of 30% in 2005, 33% in 2004 and 34% in 2003 to income before these provisions and minority interest. An analysis is as follows:

		2005		2004		2003

Expected tax expense	Ps.	446,521	Ps.	596,069	Ps.	162,868
Increase (decrease) resulting from:
Net effect of inflation		30,601		35,025		42,691
Adjustments for enacted changes in tax laws and rates		-		(288,455)		(34,652)
Change in valuation allowance of deferred tax assets (1)		(132,326)		(1,536)		(46,993)
Majority asset tax		5,840		10,757		13,278
Effect of beginning inventory due to change in Tax laws and corporate restructure(2)		(420,537)		-		-
Deferred credit amortization (3)		(20,072)		-		-
Additional liability		303,461		-		-
Others, net		(22,893)		(8,258)		16,006

Income tax expense	Ps.	190,595	Ps.	343,602	Ps.	153,198

(1)   The valuation allowance for deferred assets at December 31, 2005 and 2004 is Ps. 68,329 and Ps. 200,655, respectively. In 2004, the Company had a valuation allowance that covered almost the total amount of the recoverable asset tax and tax loss carryforwards due to the uncertainty of their recovery. However, in 2005 the Company recovered part of the recoverable asset tax and reduced deferred tax assets by Ps. 84,086. As a result of the asset tax recovery, the Company estimated that a higher amount of deferred tax assets is more likely than not to be recovered, consequently it reduced its valuation allowance on its deferred tax asset as of December 31, 2005 The net change in the valuation allowance for the years ended December 31, 2005 and 2004 was a decrease of Ps. 132,326 and Ps. 1,536, respectively.

(2)   In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and instead, purchases of inventory and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a deferred tax liability because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to accumulate the December 31, 2004 inventory balance into taxable revenue. However, during 2005 the Company recorded a tax benefit of Ps. 420,537, because of the non-accumulation, in the coming years, of its inventory balance at December 31, 2004 in compliance with the specific transition rules of MITLA as a result of a corporate restructuring (liquidation of its Subsidiary, COSICA) of the Company.

Also, the Company recorded an additional deferred tax liability for the amount of Ps. 303,461 to account for the difference in net income of the 2005 period for which the Company did not pay taxes (See Note 13c). This additional tax liability primarily relates to the inventory item and tax law change described above as it is the primary source of income for which the Company did not pay taxes.

(3) Benefit in the Income Tax derived from Net Operating Losses (NOLs) obtained through OAL acquisition (Note 14 b).

The effective tax rate for the fiscal years ending December 31, 2005, 2004 and 2003 were 12.8%, 19.02% and 31.98% respectively. The effective income tax rate during 2005 had a significant improvement that was the result of a corporate restructure. These changes resulted in favorable tax differences that had a one time impact in our effective income tax rate for the year ended December 31, 2005.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

		2005		2004
Deferred tax assets:
Allowance for bad debts	Ps.	60,864	Ps.	7,222
Liability provisions		106,591		19,046
Advances from customers		22,392		29,825
Tax loss carryforward		316,796		18,594
Recoverable asset tax		103,931		188,017

Total gross deferred assets		610,574		262,704

Less: valuation allowance		68,329		200,655

Deferred assets, net		542,245		62,049

Deferred tax liabilities:
Inventories		399,042		325,907
Derivative financial instruments		16,669		5,708
Property, plant and equipment		1,246,885		1,030,126
Pre-operating expenses		89,240		76,204
Purchase commitment		-		108,243
Others		27		6,406
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		303,461		-

Total deferred liabilities		2,055,324		1,552,594

Deferred tax liability, net	Ps.	1,513,079	Ps.	1,490,545

For the years ended December 31, 2005 and 2004, deferred employee profit sharing is deemed immaterial.

An analysis of partnership capital tax accounts at December 31, 2005 is as follows:

Restated contributed capital account (CUCA)	Ps. 4,316,203
Net tax profit account (CUFIN)	189

Tax loss carryforward and recoverable asset tax at December 31, 2005 expire as follows:

		Restated amount at June 30, 2006
Year of expiration		Tax loss Carryforward		Recoverable asset tax
2006	Ps.	582	Ps.	7,115
2007		4,683		13,328
2008		17,805		20,513
2009		31,252		16,847
2010		2,367		18,671
2011		399		15,396
2012		5,754		3,234
2013		150,097		1,802
2014		14,874		2,089
2015	(1)	3,757,154		4,936

	Ps.	3,984,967	Ps.	103,931

A new income tax law in México was enacted on December 1, 2004, which established an income tax rate of 30% for 2005, 29% for 2006, and 28% for 2007 and subsequent years. As a result of these changes, for the year ended December 31, 2004, the Company recognized a decrease in the net deferred tax liability of Ps. 288,455 which was credited to results of operations.

(1) Includes tax loss carryforwards as described in Note 14 b.

(13)        Stockholders’ Equity

(a) Structure of capital stock

i)
At an Extraordinary Stockholders’ Meeting held on April 29, 2005, the stockholders agreed to convert 15,000,000 shares owned by Industrias CH consisting of variable capital stock, which have a nominal value of Ps. 220,245, into fixed capital shares. In the same meeting, the stockholders approved a 3-for-1 stock split (effective until May 30, 2006) for all outstanding shares to increase the number of shares, thus facilitating their tradability. The Company’s Board of Directors is delegated the power to approve, on the date the Board sees fit, the terms and conditions under which the Company shall perform the approved split and the secretary of the Board of Directors shall be advised as to how and when to proceed with the cancellation of the replaced shares received once all the Company’s shares have been exchanged.

ii)
At a regular stockholders’ meeting held on April 29, 2005, it was agreed to increase the Company’s variable capital stock by Ps. 110,303 (Ps. 103,785 nominal amount) by issuing 7,114,285 common “B” series shares, 4,386,615 of which were subscribed and paid in by Industrias CH through the capitalization of contributions for future capital increases of Ps. 68,011 (Ps. 63,992 nominal amount) and a stock premium of Ps. 162,952 (Ps. 152,707 nominal amount). The remaining 2,727,670 shares are to be offered to the rest of the Company’s stockholders, with prior authorization of the National Registry of Securities, so as to provide them the opportunity to exercise their preemptive rights to subscribe and pay in the capital increase in proportion to their stock holding. It was agreed that the Ps. 34.81(actual amount) difference between the nominal theoretical value of the shares of Ps. 14.59 (actual amount) and the subscription price of the shares of the capital increase of Ps. 49.40 (actual amount) would be recorded by the Company as a stock premium.

iii)
At a Board of Directors’ meeting held on December 3, 2004, it was resolved to record Ps. 230,309 (Ps. 216,698 historical) as contributions for future capital stock increases corresponding to various contributions by Industrias CH, for the purpose of having the Company and CSC acquire the assets of the steel plants located in Tlaxcala and Puebla, as well as for the assignment of a technical assistance agreement derived from such acquisition.

iv)
At a Board of Directors’ meeting held on May 13, 2004, the Company’s minority stockholders exercised their preemptive rights to subscribe and pay in the increase in variable capital stock declared on November 19, 2003, contributing Ps. 24,693 (Ps. 22,902 nominal amount) through the subscription and payment of 1,569,962 shares. A total of 301,153 shares that were neither subscribed nor paid in were cancelled.

v)
At an extraordinary stockholders’ meeting held on May 30, 2006, the stockholders approved the increase on that same date in the number of outstanding shares by means of a three-for-one stock split. All per share and shares outstanding data in these financial statements have been retroactively restated to reflect the three-for-one stock split.

Subsequent to the above-mentioned resolutions and activities, the Company’s capital stock aggregates Ps. 3,476,499, represented by 413,788,797 common “B” series shares (137,929,599 common “B” series shares prior to the stock split) with no par value. Such shares may be subscribed and paid in by both Mexican and foreign individuals or companies.

Shares outstanding for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Common “B” series shares	413,788,797	400,628,952	395,919,066
Common “B” series shares prior to the stock split	137,929,599	133,542,984	131,973,022

Each share has the right to one vote at stockholders’ meetings. Minimum fixed capital not subject to withdrawal is Ps. 441,786, nominal amount, which may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting.

(b) Comprehensive income

Comprehensive income reported on the statement of changes in stockholders’ equity represents the result of all of the Company’s activities during the year and includes the following captions, which in conformity with accounting principles generally accepted in Mexico, were applied directly to stockholders’ equity, except for net income:

		2005		2004		2003
Net income	Ps.	1,279,898	Ps.	1,462,671	Ps.	320,522
Equity adjustment for non- monetary assets (1) (2)		(446,443)		91,436		392,155
Deferred taxes applied to the equity adjustments for non- monetary assets		112,411		(25,527)		(142,892)
Fair value of derivative financial instruments		38,652		3,379		15,646
Deferred tax on the fair value of derivative financial instruments		(11,145)		(1,014)		(5,163)
		973,373		1,530,945		580,268

Minority interest (3)		17,491		47		1

Total	Ps.	990,864	Ps.	1,530,992	Ps.	580,269

(1) In 2005, includes Cumulative Translation Adjustment of SimRep for Ps.14,935.
(2) Includes primarily equity adjustment for non-monetary due to fixed assets.
(3) Minority interest represents the minority share holding of Industrias CH in SimRep Corporation.

(c) Restrictions on stockholders' equity

The Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock issued and outstanding. At December 31, 2005, the legal reserve aggregates Ps. 21,586.

Stockholder contributions, which are restated for tax purposes, may be refunded tax-free, provided that the reimbursed amount is equal to or in excess of the Company’s stockholders’ equity.

Earnings distributed on which no income tax has been paid, as well as other stockholders’ equity account distributions, are subject to payment of income tax, payable by the Company, at the rate of 29%; consequently, the stockholders may only receive 71% of such dividends.

The variable portion of the capital stock may never exceed ten times the amount represented by the fixed portion. The fixed portion of Simec’s capital stock may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting. The variable portion of the Company’s capital stock may be increased or decreased by a resolution passed at a general ordinary shareholders’ meeting. Any increase or decreases in the Company’s capital stock must be recorded in the Company’s registry of capital variations.

(14)          Acquisitions

(a)
On July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic, Inc. (Republic) through their subsidiary SimRep Corporation, a U.S. company. The acquisition cost amounted to USD 245 million, of which USD 229 million corresponds to the purchase price and USD 16 million, to the direct cost of the business combination. The Company contributed USD 123 million to acquire 50.2% of the representative shares of SimRep Corporation and Industrias CH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from Republic through a stock purchase agreement. Under the terms of the stock purchase agreement, the Company acquired the right to a portion of the reimbursement from an unresolved insurance claim. Any receipts will change the final purchase adjustment to reflect the fair value of the net assets acquired (See Note 17 c). Republic has six production plants: five in the United States and one in Canada. The Company and Industrias CH acquired Republic to increase their presence in the US market.

The fair value of the assets acquired amounted to USD 474 million, which was in excess of the acquisition cost of USD 245 million, giving rise to a negative goodwill of USD 229 million, which was allocated proportionally to all non-current assets. The factors that led to the negative goodwill include the fact that the acquisition cost to the Company was favorable since the seller was a short-term investor who had previously acquired Republic out of bankruptcy. The purchase price paid for Republic was the result of the negotiations carried out with the previous owner based on the business expectations of Republic at that time. This negotiated cost was less than the sum of the net fair values of the individual assets acquired and liabilities assumed. The fair value of the net assets acquired, after the allocation of the negative goodwill is as follows:

Current assets	Ps.	4,405,135
Property, plant and equipment		1,275,784
Intangibles and deferred charges		369,505
Other assets		61,022
Total assets		6,111,446

Current liabilities		1,703,562
Long-term debt		695,050
Renewable credit		748,547
Deferred taxes		282,869
Other long-term debt		72,296
		3,502,324
Net assets acquired	Ps.	2,609,122

As a result of the acquisition of Republic, an analysis of information regarding Simec’s results of operations of 2005 and 2004, including Republic’s 6 plants, over a twelve-month period, as if the plants had been incorporated into the Company since the beginning of the year (unaudited information) is as follows:

		Unaudited
		2005		2004
Net sales	Ps.	22,380,726	Ps.	21,270,065
Marginal profit	Ps.	3,824,626	Ps.	4,203,760
Majority net income	Ps.	1,462,215	Ps.	1,989,927
Earnings per share (pesos)		3.53		4.98
Tons sold		2,683,312		2,612,178

(b)
On July 20, 2005, the Company acquired all shares of Operadora de Apoyo Logístico, S.A. de C.V. (OAL), a subsidiary of Grupo TMM, S.A. de C.V., for Ps. 133 million, to make it the operating company of the three steel plants in Mexico. This transaction resulted in a deferred credit of Ps. 406,731.

The consolidated financial position at date of the acquisition, restated at June 30, 2006, is as follows:

Current assets	Ps.	1,006
Deferred tax asset		526,753
Total assets		527,759

Net assets acquired	Ps.	527,759

OAL had accumulated NOLs of Ps. 1,331,953 that could be offset against future taxable income. However the recorded financial effect of this tax benefit is Ps. 526,753 (See Note 12). Since OAL had no operations before the acquisition, no pro forma results from operations are included here.

(c)
On August 9, 2004, the Company acquired the inventories, land, buildings, machinery and equipment and assumed the labor obligations of the Apizaco, Tlaxcala and Cholula, Puebla plants that were owned by Atlax, S.A. de C.V. and Operadora Metamex, S.A. de C.V. (the sellers). The purchase amounted to approximately USD 120 million. The Company began operating the Tlaxcala and Puebla plants on August 1, 2004.

A summary of the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date, restated for inflation through June 30, 2006 is as follows:

Current assets (inventories)	Ps.	136,427
Property, plant and equipment		1,259,592
Prepaid technical assistance		86,537
Total assets acquired		1,482,556

Labor obligations		3,448
Net assets acquired	Ps.	1,479,108

As a result of the above-mentioned acquisition of assets, an analysis of certain information regarding the results of operations of the Apizaco and Cholula plants over a twelve-month period ended December 31, 2004, as if the plants had been incorporated into the Company since the beginning of the year (unaudited information) is as follows:

Net sales	Ps.	7,205,165
Marginal profit		2,788,234
Net income	Ps.	1,525,374
Net income earnings per share (pesos)		11.47
Tons sold		978,969

The Company and the sellers agreed to indemnify the other party for damages resulting from (i) any false or inaccurate statement or warranty, or (ii) failure to comply with any of the obligations of the purchase agreement. The claim shall be valid over a two-year period following the closure of the sale and for up to 4 million dollars.

(15)       Segment Information

In 2006 the Company’s management has changed the manner in which the business is monitored and the decision-making process is performed. Accordingly, the disclosures below have been changed in 2005 for comparative purposes with 2006.

The Company segments its information by region, due to the operational and organizational structure of its business. The Company’s sales are made primarily in Mexico and the United States. The Mexican segment of the Company includes the manufacturing plants of Mexicali, Guadalajara and Tlaxcala. The United States segment includes the seven manufacturing plants of Republic acquired on July 22, 2005. Republic’s manufacturing plants are located in the United States (six total in Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 5% of total sales of the segment. Both segments manufacture and sell long steel products primarily for the construction and automotive industries.

		As of December 31 2005 and the year then ended
		As restated
		Mexico	United States	Total
Results
Net revenues	Ps.	6,705,953	6,260,674	12,966,627
Direct cost of sales		4,469,393	5,901,547	10,370,940
Marginal profit		2,236,560	359,127	2,595,687

Indirect overhead, selling, general and administrative expenses		746,865	271,240	1,018,105
Operating income		1,489,695	87,887	1,577,582

Financial (expense) income, net		21,133	(36,861)	(15,728)
Foreign exchange (loss) gain, net		(75,279)	-	(75,279)
Monetary position loss		(51,656)	(2,007)	(53,663)
Other income (expense), net		44,273	11,216	55,489
Income before taxes		1,428,166	60,235	1,488,401

Income tax		164,844	25,751	190,595
Statutory employee profit sharing		417	-	417
Net income		1,262,905	34,484	1,297,389

Other information
Total assets	Ps.	8,565,170	6,023,387	14,588,557
Depreciation and amortization		256,558	69,113	325,671
Capital expenditures		130,290	373,445	503,735

For the year ended December 31, 2005 there were no transactions between the reportable segments. For the years ended December 31, 2004 and 2003 the only reportable segment was Mexico.

The Company’s net sales to foreign or regional customers are as follows:

		2005	2004	2003
		Sales	Sales	Sales
Mexico	Ps.	5,885,041	5,279,278	2,698,223
United States		6,734,518	626,528	344,444
Canada		338,076	-	-
Latin America		8,475	2,444	2,477
Others		517	2,113	2,248
	Ps.	12,966,627	5,910,363	3,047,392

(16)       Commitments and Contingent Liabilities

Commitments

(a)
As discussed in note 6 to the financial statements, at the end of 2003, the Company engaged in derivative financial instruments with PEMEX Gas y Petroquímica Básica, for hedging purposes to cover natural gas price fluctuations. The coverage will guarantee a portion of the Company’s natural gas consumption from 2004 to 2006 at a fixed price of USD 4.462 per MMBtu. At the end of 2005, the Company also held in one of its subsidiaries in the USA, 23 open contracts for natural gas swaps, entered to offset the potential natural gas price volatility for the months of January - March 2006. These swaps resulted in the marking to market of all the open contracts as of December 2005 and recording a liability for USD 1.2 million.

(b)
At December 31, 2005, the Company has a number of supply contracts, whereby it agrees to supply certain customers with steel products during the first months of 2006. Should the Company fail to comply with such agreement, the customers have the right to reject and/or return the merchandise, with no liability whatsoever.

(c)
On October 11, 2004, the installation of a new five-position machine which produces strips and ingots and the installation of related equipment were approved in Republic's facilities located in Canton, Ohio. The Company began to prepare the installation of the new equipment in December 2004. The project was estimated to cost approximately Ps. 626.5 million, not including capitalized interest costs. It is expected to be in full operation during the first quarter of 2006. At December 31, 2005, the Company has pending purchase agreements of Ps. 30.3 million. Furthermore, the Company currently estimates that an additional Ps. 24.9 million will be needed to finish this project.

(d)
The Company has certain operating lease agreements for equipment, office space and computer equipment, and such agreements cannot be cancelled. The rent will expire on different dates through 2012. In 2005, the rent expense related to such agreements aggregated Ps. 41.1 million. At December 31, 2005, the total minimum rental payments in accordance with such agreements that cannot be cancelled aggregate Ps. 41.1 million in 2006, Ps. 13 million in 2007, Ps. 10.8 million in 2008, Ps. 8.7 million in 2009, Ps. 3.2 million in 2010 and Ps. 4.3 million in subsequent years.

(e)
The Company’s subsidiary Republic has an agreement with the USWA to manage health insurance benefits for Republic workers of the USWA while they temporarily do not render their services, and to administer monthly contribution payments to the Steelworkers' Pension Trust by local union officers while they work for the union. To fund this program, in February 2004, the USWA granted an initial contribution of Ps. 27 million in cash to be used to provide health insurance benefits and Ps. 5.4 million to provide benefits for pensions for those who work in the steel industry. At December 31, 2005, the balance of this cash account aggregated Ps. 30.3 million. The Company has agreed to continue managing these programs until the fund is completely exhausted. Republic will provide the USWA with periodic reports on the fund's status. At December 31, 2005, the cash account balance is included in Other assets and the related liability is included in Other long-term liabilities in the attached consolidated balance sheets.

Contingent liabilities

(f)	California Regional Water Control Board

In 1987, Pacific Steel, Inc. (Pacific Steel), a subsidiary of Simec based in National City in San Diego County, California, received a notice from the California Regional Water Control Board, San Diego Region (the “Regional Board”), which prohibited Pacific Steel from draining into the street waters from spraying borax (waste resulting from the process of the scrap yard). This and other subsequent requirements obligated Pacific Steel to (i) stop operations in the scrap yard, (ii) send an enclosure of the borax which was stored in its yards and (iii) take samples of the soil where the borax was found. The result of this study was that the residual metal contents represented no significant threat to the quality of water.

Department of Toxic Substances Control

In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the department issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. In July 2004, in an effort to continue with this order, the department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay USD 235,000 (payable in four payments of USD 58,750 over the course of one year) for fines of USD 131,250, the department's costs of USD 45,000 and an environmental project of USD 58,750. At December 31, 2005, Pacific Steel has made all of the payments.

In August 2004, Pacific Steel and the Department entered into a corrective action consent agreement. In September 2005, the Department approved the Corrective Measures Plan presented by Pacific Steel, provided it obtains permits from the corresponding local authorities, which are in process at date.

Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

The Company estimated, based on experience in prior years and using the same processes, a liability of between USD 0.8 and USD 1.7 million. Due to the above, at December 31, 2002, the Company created a reserve for this contingency of approximately USD 1.7 million. At December 31, 2005, such reserve is Ps. 15,079 million (USD 1.4 million).

The Community Development Commission

Additionally, the Community Development Commission of National City, California (CDC) has expressed its intention to develop the site and is preparing a purchase offer for Pacific Steel’s land at market value, less the cost of remediation and less certain investigation costs incurred. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for USD 6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in April 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the Company to remain in the area.

Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at its estimated realizable value. Such appraisal caused a decrease in the value of part of the land of Ps. 22,562 (19,750 historical pesos) and a charge to results of operations of 2002 for the same amount.

(g)
On July 2, 2003, CSG filed a nullity suit with the Mexican Federal Tax and Administrative Court of Justice against an official communication issued by the Central International Fiscal Auditing Office of the Tax Administration Service, whereby CSG is deemed to have unpaid taxes of Ps. 89,970 on alleged omissions of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1, 2001 through June 30, 2001. CSG is currently waiting for the authorities to respond it the suit. According to Company management and its legal advisors, there are reasonable grounds on which to obtain a favorable resolution for CSG accordingly no reserve was recorded.

(h)
The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations.

(i)	In conformity with current tax legislation, federal, state and municipal taxes are open to review by the tax authorities for a period of five years, prior to the last income tax return filed.

(j)
In accordance with the Mexican Income Tax Law, companies that do business with related parties are subject to specific requirements in respect to agreed upon prices, since such prices must be comparable to those that would be charged in similar transactions between unrelated parties. Should the authorities review and reject the Company’s intercompany pricing, the authorities may demand payment of the omitted taxes plus restatement and surcharges, as well as fines for an amount up to 100% of the restated omitted taxes.

(k)	Republic environmental liabilities

At December 31, 2005, the Company recorded under the caption of Other Long-term Liabilities, a reserve of Ps. 44.3 million to cover probable environmental liabilities and compliance activities. The non-current portions of the environmental reserve are included in the caption “Other Accounts Payable and Accrued Expenses”, in the attached consolidated balance sheets. Republic has no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.

As is the case for most steel producers in the United States, Republic may incur in material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in Republic’s facilities.

(17)          Subsequent Events

(a)
At a Board of Directors’ meeting held on February 13, 2006, the minority stockholders exercised their preemptive rights to subscribe and pay for the increase in variable capital stock declared on April 29, 2005 (see note 12 (a) section ii), contributing Ps. 36,345 (Ps. 14.59 actual amount share value) and a premium for subscribing and paying shares of Ps. 86,170 historical (Ps. 34.81 premium per share) by subscribing and paying 2,475,303 shares and canceling 252,367 shares that were neither subscribed nor paid in.

(b)
On May 30, 2006, the Company effected a 3 for 1 stock split. After the split the ADS now represent 3 shares of series B common stock. Before that stock split was completed, each ADS represented one share of series B common stock. The ADSs are evidenced by American depositary receipts (“ADRs”) issued by the Bank of New York (“Depositary”), as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among Simec, the Depositary and the holders from time to time of ADRs.

(c)
In accordance with the agreement to purchase shares of Republic mentioned in note 1a, the Company acquired the right to a portion of the reimbursement of an unresolved loss claim at the time of purchase by the insurer. A Settlement Agreement and Release was reached on April 24, 2006. As of April 28, 2006, approximately Ps. 400 million, net of payment to Predecessor’s shareholders and professional fees, has been received by the Company. Approximately Ps. 13.1 million, net of payment to Predecessor’s shareholders and professional fees is estimated to be received by May 15, 2006 (see note 1a).

(18)         New Accounting Pronouncements

The following accounting bulletins issued by the Mexican Institute of Public Accountants are obligatory as of January 1, 2005.

(a) Business acquisitions

The most significant issues in Bulletin B-7 are as follows: (a) use of the purchase method as the only alternative for valuing businesses acquired and investments in associated companies, thus eliminating the supplementary application of former International Accounting Standard 22, Business Combinations, (b) change in the accounting for goodwill, eliminating amortization and requiring that goodwill be evaluated for impairment, and also requiring that negative goodwill not fully amortized at the date of adoption of Bulletin B-7 be carried to the results of operations, as a change in accounting principle; (c) establishment of specific rules to account for the acquisition of minority interest and for transfers of assets or exchange of shares among entities under common control, and (d) accounting for intangible assets acquired in a business combination, under Bulletin C-8, Intangible Assets.

The Company opted for the early adoption of this Bulletin (see note 14).

(b) Labor obligations

The new accounting Bulletin D-3, Labor Obligations, was issued in January 2004. The revised Bulletin replaces and nullifies the previous Bulletin D-3, issued in January 1993 and revised in 1998. The observance of Bulletin D-3 is compulsory for fiscal years beginning on or after January 1 2004, except for termination payments, which will be in force as of January 1, 2005.

The revised Bulletin incorporates the matter of remunerations for other post-retirement benefits, thus nullifying the provisions of Circular 50, Interest rates to be used in the valuation of labor obligations and supplementary application of accounting principles related to labor obligations. Bulletin D-3 also eliminates the subject related to unexpected payments and, instead includes the subject related to termination payments, defining such payments as those granted to workers at the end of their employment before reaching the age of retirement, which include two types: (i) due to corporate restructuring, for which the guidelines of Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, must be followed, and (ii) due to reasons other than restructuring, for which the Company must apply the valuation and disclosure rules required for retirement pensions and seniority premiums payments, thus allowing at the time that this Bulletin is adopted, to immediately recognize the transition asset or liability in results of operations, or its amortization, in conformity with the remaining working life of the workers.

The Company considers that the adoption of this Bulletin did not have a material effect on its financial position or on its results of operations.

(19)        Differences between Mexican and United States accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended. The following reconciliation to U.S. GAAP does not include the reversal of the adjustments for the effects of inflation, since the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other significant differences between Mexican GAAP and U.S. GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of constant Mexican pesos as of December 31, 2005, with an explanation of the adjustments.

Reconciliation of net income:

		2005	2004	2003
Net income as reported under Mexican GAAP	Ps.	1,297,389	1,462,671	320,523
Inventory indirect costs		(3,958)	5,858	(4,528)
Depreciation on restatement of machinery and equipment		(24,820)	(24,073)	(25,871)
Others		-	(635)	5,502
Deferred income taxes		(5,696)	(45,699)	(54,176)
Deferred employee profit sharing		46	15	220
Pre-operating expenses, net		26,023	28,650	28,648
Amortization of gain from monetary position and exchange loss capitalized under Mexican GAAP		7,239	7,238	7,238
Minority interest		(17,491)	-	(1)

Total approximate U.S. GAAP adjustments		(18,657)	(28,646)	(42,968)

Approximate net income under U.S. GAAP	Ps.	1,278,732	1,434,025	277,555

Weighted average outstanding basic		137,929,599	132,972,749	119,052,681

Net earnings per share (pesos)	Ps.	9.27	10.78	2.33

Weighted average outstanding basic after split (1)		413,788,797	398,918,247	357,158,043

Net earnings per share (pesos) after split (1)	Ps.	3.09	3.59	0.78

(1) As explained in Note 17 (b) the Company affected a 3 for 1 stock split on May 30, 2006. This information presents the retrospective effect on the Earnings per Share after the split in accordance with US GAAP.

In 2005 the Company recorded Ps. 38,467 under other expenses which were reclassified under operating expenses for U.S. GAAP purposes.

There are several entries recorded in other expenses in 2004 under Mexican GAAP, which amounts to approximately Ps. 34,581 that according to U.S. GAAP should be presented as operating expenses.

Reconciliation of stockholders’ equity:

		2005	2004	2003

Total stockholders’ equity reported under Mexican GAAP	Ps.	9,628,681	6,847,292	5,061,296

Minority interest included in stockholders’ equity under Mexican GAAP		(1,807,684)	(322)	(274)
Inventory indirect costs		12,455	16,413	10,555
Restatement of machinery and equipment		589,152	278,904	386,998
Accrued vacation costs		(615)	(635)	-
Deferred income taxes		(57,792)	37,094	56,244
Deferred employee profit sharing		748	701	686
Pre-operating expenses		(212,400)	(238,423)	(274,188)
Gain from monetary position and exchange loss capitalized, net		(182,611)	(189,851)	(197,094)

Total approximate U.S. GAAP adjustments		(1,658,747)	(96,119)	(17,073)

Total approximate stockholders’ equity under U.S. GAAP	Ps.	7,969,934	6,751,173	5,044,223

A summary of changes in stockholders’ equity, after the approximate U.S. GAAP adjustments described above, is as follows:

		Capital Stock and Paid-in Capital		Retained Earnings		Fair Value of Derivative Financial Instruments		Cumulative Restatement Effect		Total Stockholders’ Equity
Balances as of December 31, 2003	Ps.	3,525,252	Ps.	506,517	Ps.	10,483	Ps.	1,001,971	Ps.	5,044,223

Increase in capital stock		24,693		-		-		-		24,693

Net comprehensive income		-		1,434,025		2,364		245,868		1,682,257
Balances as of December 31, 2004		3,549,945		1,940,542		12,847		1,247,839		6,751,173
Increase in capital stock		230,963		-		-		(230,309)		654

Net comprehensive income		-		1,278,732		27,507		(88,132)		1,218,107

Balances as of December 31, 2005	Ps.	3,780,908	Ps.	3,219,274	Ps.	40,354	Ps.	929,398	Ps.	7,969,934

The cumulative difference between the amounts included under Capital Stock and Paid-in Capital for U.S. GAAP and Capital Stock and Paid-in Capital for Mexican GAAP arise from the following items:

Issuance of capital stock:

During 1993 and 1994 the Company recorded Ps. 92,601 and Ps. 29,675, respectively, corresponding to expenses related to the issuance of shares in a simultaneous public offering in the United States and Mexico as a reduction of the proceeds from the issuance of capital stock. In 1993 and 1994, these expenses were deducted for tax purposes resulting in a tax benefit of Ps. 32,180 and Ps. 10,091. These tax benefits were included in the statement of operations for Mexican GAAP purposes. For U.S. GAAP purposes these items were shown as a reduction of cost of issuance of the shares, thereby increasing the net proceeds from the offering.

Maritime operations and amortization of negative goodwill:

In 1993, Grupo Simec disposed of its maritime operations by spinning-off the two entities acquired in 1992 to Grupo Sidek (former parent company of Grupo Simec) and transferring its remaining maritime subsidiary to Grupo Sidek for its approximate book value.

The operations sold had a tax loss carryforward of approximately Ps. 197,117 which were related to operations prior to the date the entities were acquired by the Company. During 1994, Ps. 4,608 of these tax loss carryforwards were realized (resulting in a tax benefit of Ps. 1,587).

For U.S. GAAP purposes, the retained tax benefit of Ps. 1,587 realized in 1994, had been reflected as an increase to the corresponding paid-in capital rather than in net earnings as done for Mexican GAAP purposes.

Gain on extinguishment:

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to USD 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of USD 110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished debt was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2005 is Ps. 584,503.

Reconciliation of Net Income and Stockholders’ Equity:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The explanations of the related adjustments included in the Reconciliation of net income and the Reconciliation of stockholders’ equity are explained below:

Restatement of prior year financial statements:

In accordance with Mexican GAAP, prior year financial information of a foreign subsidiary must be restated using the inflation rate of the country in which the foreign subsidiary is located, and then translated to pesos at the exchange rate as of year end. This procedure results in the presentation of prior year amounts representing the purchasing power of the respective currencies as of the end of the latest year presented.

Under U.S. GAAP, prior year financial information of a foreign subsidiary must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico.

This difference will be applicable starting next year (2006), when the prior year integrated subsidiaries needs to be restated.

Inventory:

As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with U.S. GAAP, inventories have been valued under the full absorption cost method, which includes the indirect costs.

Under Mexican GAAP, inventories include prepaid advances to suppliers. For U.S. GAAP purposes, the prepaid advances to suppliers are considered as prepaid expenses.

Restatement of property, machinery and equipment:

As explained in note 2(g), in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2005, 2004 and 2003 by applying devaluation and inflation factors of the country of origin.

Under U.S. GAAP, during 2005, 2004 and 2003 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income and stockholders’ equity.

Deferred income taxes and employee profit sharing:

As explained in Note 2(k) under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican Bulletin D-4. The main differences between SFAS No. 109 and Bulletin D-4, as they relate to the Company, which are included as reconciling items between Mexican and U.S. GAAP are:

•	the income tax effect of gain from monetary position and exchange loss capitalized that is recorded as an adjustment to stockholders’ equity for Mexican GAAP purposes,
•	the income tax effect of capitalized pre-operating expenses which for U.S. GAAP purposes, are expensed when incurred,

•
the effect on income tax of the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets which is recorded as an adjustment to stockholders’ equity for Mexican GAAP, and,

•
the income tax effect of the inventory cost which for Mexican GAAP some inventories are valued under the direct cost system and for U.S. GAAP inventories have been valued under the full absorption cost method.

The cumulative deferred income tax for U.S. GAAP purposes is included under Retained Earnings. Under Mexican GAAP such effect is included under the cumulative deferred income taxes caption.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS N0. 109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense (under Mexican GAAP included under the caption provisions in the income statement) are considered as operating expenses.

The effects of temporary differences giving rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004, under U.S. GAAP are presented below:

		2005				2004
		IT		ESPS		IT	ESPS
Deferred tax assets: Allowance for doubtful receivables	Ps.	60,864	Ps.	-	Ps.	7,222	-
Accrued expenses		117,975		748		27,980	-
Advances from customers		11,186		-		21,079	-
Net operating loss carryforwards		316,796		-		18,594	-

Recoverable AT		103,931		-		188,017	-

Total gross deferred tax assets		610,752		748		262,892

Less valuation allowance		68,329		-		200,655	-

Net deferred tax assets		542,423		748		62,237

Deferred tax liabilities:
Inventories, net from the balance as of December 31, 1986 not yet deducted		402,654		-		330,831	-
Derivative financial instruments		11,145		-		5,708	-
Property, plant and equipment		1,360,718		-		1,055,063	-
Others		35,319		-		124,094	-
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		303,461		-		-	-

Total deferred liabilities		2,113,297		-		1,515,696	-

Net deferred tax liability (asset)	Ps.	1,570,874	Ps.	(748)	Ps.	1,453,459	-

The total net deferred tax liability under U.S. GAAP includes a current portion as of December 31, 2005 of Ps. 93,102 with the remainder being classified as long term.

The deferred income taxes of Ps. 1,360,718 and Ps. 1,055,063 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2005 and 2004, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 99% percent of the Company’s pre-tax income and IT expense in 2004 and 2003 and 96.5% in 2005.

In accordance with APB Opinion No. 23 it is the policy of the Company to accrue appropriate Mexican and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. Unremitted earnings of subsidiaries which have been, or are intended to be, permanently reinvested, exclusive of those amounts which if remitted in the near future would result in little or no such tax by operation of relevant statutes currently in effect, aggregated Ps. 11.8 million at December 31, 2005.

Pre-operating expenses:

For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. For U.S. GAAP purposes, these items are expensed when incurred.

Financial expense capitalized:

Under Mexican GAAP, financial expense capitalized during the period required to bring property, plant and equipment into the condition required for their intended use, includes interest, exchange losses and gains from monetary position. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses and monetary position are not included.

Minority interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity on the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments.

The fair value of the borrowings with General Electric Capital are based on short term interest rates available to the Company, and the estimated fair values of these financial instruments approximate their recorded carrying amounts.

The fair values of the long term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. As of December 31, 2005 both the carrying value and the fair value of total debt were of Ps. 362,315.

Pension and other retirement benefits:

The Company records seniority premiums based on actuarial computations as described in note 2(j).

For purposes of determining seniority premium costs under U.S. GAAP, the Company utilized SFAS No. 87. Adjustments to U.S. GAAP for seniority premiums were not individually or in the aggregate significant for any period.

SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, requires accrual of post-retirement benefits other than pensions during the employment period. The Company does not provide its employees any post-retirement benefit subject to the provisions of SFAS No. 106.

SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, requires employers to accrue for post-employment benefits that are provided to former or inactive employees after employment during the employment period. For the purpose of determining Termination Benefits Obligations for U.S. GAAP, the Company utilized SFAS No. 112. Adjustments to U.S. GAAP benefit were not individually or in the aggregate significant for any period.

For the year ended December 31, 1998, the Company adopted SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, which requires certain additional disclosures, without any changes in the measurement or recognition of pensions and other post-retirement benefit obligations. The additional disclosures are as follows:

		2005	2004

Change in projected benefit obligation-
Projected benefit obligation at beginning of year	Ps.	8,093	6,405
Service cost		2,859	593
Financial cost		1,057	321
Actuarial gain, net		11,037	1,644
Benefits paid		(1,295)	(870)

Projected benefit obligation at end of year	Ps.	21,751	8,093

Variable capital common stock:

Under operation of Mexican law, stockholders holding shares representing variable capital common stock may require the Company, with a notice of at least three months prior to December 31 of each year, to redeem those shares at a price equal to the lesser of either (i) 95% of the market price, based on an average of trading prices during the 30 trading days preceding the end of the fiscal year in which the redemption is to become effective or (ii) the book value of the Company’s shares approved at the meeting of shareholders for the latest fiscal year prior to the redemption date. Although the variable capital common stock is potentially redeemable by the terms described above, such shares have been classified as a component of stockholders’ equity in the consolidated balance sheet under both Mexican GAAP and U.S. GAAP.

Company’s management believes the variable capital common stock represents permanent capital because the timing and pricing mechanism through which a shareholder would exercise the option to redeem are such that a shareholder, from an economic standpoint, would not exercise this option. At the time a shareholder is required to give notice of redemption, the shareholder will not be able to know at what price the shares would be redeemed and would not expect the present value of the future redemption payment to equal or exceed the amount which would be received by the shareholder in a public sale. Such redemption also requires approval at a shareholders’ meeting.

Statement of cash flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources as representing differences between beginning and ending financial statement balances in constant Mexican pesos. It also requires that monetary and unrealized exchange gains and losses be treated as cash items in the determination of resources generated by operations.

SFAS No. 95, “Statement of Cash Flows”, requires presentation of a statement of cash flows.

The following presents a reconciliation of the resources generated by (used in) operating, investing and financing activities under Mexican GAAP to the resources generated by (used in) such activities under U.S. GAAP:

		2005		2004		2003

Net income as reported under U.S. GAAP	Ps.	1,278,732	Ps.	1,434,025	Ps.	277,555
Add charges (deduct credits) to operations not requiring (providing) funds:
Depreciation and amortization		317,229		210,600		192,065
Unrealized exchange loss (gain)		8,900		-		6,048
Deferred income taxes		117,414		366,164		193,953
Deferred employee profit sharing		(46)		(15)		(220)
Minority interest		17,491		-		1
Write-down of idle machinery		-		14,722		45,369
Deferred credit amortization		(67,175)		-		-
Seniority premiums and termination benefits		5,212		1,338		271

Funds provided by operations		1,677,757		2,026,834		715,042

Net (investing in) financing from operating accounts:
Trade receivables, net		(161,623)		(553,171)		(39,588)
Other accounts receivable and prepaid expenses		(234,220)		(172,982)		58,874
Inventories		589,674		(874,622)		(21,600)
Accounts payable and accrued expenses		(151,356)		324,845		(21,624)
Accounts payable to related parties		3,044		(2,699)		(184,773)

Funds provided (used in) by financing activities		45,519		(1,278,629)		(208,711)
Approximate net resources generated by operations under U.S. GAAP	Ps.	1,723,276	Ps.	748,205	Ps.	506,331

		2005		2004		2003
Financing activities under Mexican GAAP	Ps.	(242,412)	Ps.	404,107	Ps.	31,489
Decrease in debt due to restatement to constant Mexican pesos		5,246		1,213		4,319
Exchange (loss) gain		(8,900)		-		(6,048)

Approximate net resources generated by (used in) financing activities under U.S. GAAP	Ps.	(246,066)	Ps.	405,320	Ps.	29,760

Net resources used in investing activities under Mexican GAAP-(1)	Ps.	(1,937,578)	Ps.	(1,357,288)	Ps.	(10,561)
Restatement of non-current inventories		(2,223)		4,986		(5,045)
Other non-cash investing activities		-		71,507		10,143

Approximate net resources used in investing activities under U.S. GAAP	Ps.	(1,939,801)	Ps.	(1,280,795)	Ps.	(5,463)

Net resources used in operating activities include cash payments for interest and income taxes as follows:

		2005		2004		2003

Total interest paid	Ps.	30,669	Ps.	2,183	Ps.	18,678

Income taxes paid	Ps.	300,461	Ps.	27,805	Ps.	38,668

(1)
This caption includes the acquisition of PAV Republic (Note 1a). The Company acquired the outstanding shares of PAV Republic Inc. through its subsidiary SimRep Corporation, a U.S. company. Such transaction, paid by the Company and ICH, was valued at USD 245 million where USD 229 million corresponds to the purchase price and USD 16 million to the direct cost of the business combination. The Company contributed USD 123 million to acquire 50.2% of the representative shares of SimRep Corporation and ICH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from PAV Republic Inc.

Subsequent event: Foreign exchange rates:

The exchange rates at June 28, 2006 were as follows (amounts in pesos):

June 28, 2006

Dollar	Ps. 11.4090
Euro	14.3239
Pound sterling	20.7506

Recent accounting pronouncements in the US:

In November 2004, Statement of Financial Accounting Standards No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), was issued. This Statement amends the guidance in Accounting Research Bulletin no. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect on the adoption of this bulletin was not significant because prior to the release of SFAS 151, since Mexican GAAP already contains similar guidance.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (an interpretation of SFAS Statement No. 143) (FIN 47). This Interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective for fiscal years ending after December 15, 2005. The Company has evaluated the application of SFAS Interpretation No. 47 and determined it has no effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which addresses the accounting and reporting for changes in accounting principles. SFAS 154 replaces APB 20 and FIN 20. The adoption of SFAS 154 had no effect on the Company’s financial position or on its results of operations.

In September 2005 the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS Statements No. 133 and 140”, that amends SFAS Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The adoption of SFAS 155 had no material effect on the Company’s financial position or on its results of operations.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the Company’s financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Thousands of constant Mexican pesos as of June 30, 2006)

Assets	Audited December 31 2005		Unaudited June 30 2006
Current assets:
Cash and cash equivalents	Ps.	209,416	948,625
Accounts receivable, net (Note 4)		2,620,377	2,851,746
Inventories, net (Note 5)		3,660,501	4,321,500
Derivative financial instruments (Note 6)		57,477	20,831
Prepaid expenses and other current assets		230,226	246,147
Total current assets		6,777,997	8,388,849

Property, plant and equipment, net (Note 7)		7,114,996	7,443,991
Other assets and deferred charges, net		695,564	606,398
Total Assets	Ps.	14,588,557	16,439,238

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt (Note 9)	Ps.	21,034	3,442
Accounts payable and accrued liabilities (Note 8)		2,694,255	2,531,335
Total current liabilities		2,715,289	2,534,777

Long-term debt (Note 9)		391,550	-
Other long-term liabilities (Note 10)		339,958	117,294
Deferred taxes (Note 11)		1,513,079	1,885,490
Total long-term liabilities		2,244,587	2,002,784
Total liabilities		4,959,876	4,537,561

Stockholders' equity (Note 12):
Capital stock		3,476,499	3,512,577
Additional paid-in-capital		845,018	931,110
Retained earnings		4,519,677	5,865,548
Cumulative deferred income tax		(905,828)	(905,828)
		7,935,366	9,403,407
Other accumulated comprehensive (loss) income items		(114,369)	239,699
Total majority stockholders' equity		7,820,997	9,643,106
Minority interest		1,807,684	2,258,571

Total stockholders' equity		9,628,681	11,901,677
Total liabilities and stockholders' equity	Ps.	14,588,557	16,439,238

See accompanying notes to condensed consolidated financial statements

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income

(Thousands of constant Mexican pesos as of June 30, 2006, except earnings per share figures)

	Unaudited Six months ended June 30,
	2005		2006

Net sales	Ps.	3,573,182	11,912,466
Direct cost of sales		2,326,363	9,681,900

Marginal profit		1,246,819	2,230,566

Indirect overhead, selling, general and administrative expenses		374,630	664,093

Operating income		872,189	1,566,473

Comprehensive financing cost:
Interest (expense) income, net		8,454	14,842
Foreign exchange (loss) gain, net		(35,926)	18,598
Monetary position (loss) gain		(7,601)	11,574

Comprehensive financial result, net		(35,073)	45,014

Other income (expenses), net:
Other, net		7,633	32,748

Other income (expenses), net		7,633	32,748

Income before income tax and employee profit sharing		844,749	1,644,235

Income tax:
Current		73,324	168,228
Deferred		24,160	(63,289)

Total income tax		97,484	104,939

Net consolidated income	Ps.	747,265	1,539,296
Allocation on net income
Minority interest		-	193,425
Majority interest	Ps.	747,265	1,345,871
	Ps.	747,265	1,539,296
Earnings per share:
Weighted average shares outstanding		405,209,451	419,450,541
Earnings per share	Ps.	1.84	3.21

See accompanying notes to condensed consolidated financial statements

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

(Thousands of constant Mexican pesos as of June 30, 2006)

		Capital stock	Additional paid-in capital	Retained earnings	Cumulative deferred income tax	Equity adjustments for non-monetary assets	Translation effect in foreign subsidiaries	Fair value of derivative financial instruments	Total majority interest	Minority interest	Comprehensive Income	Total stockholders’ equity

Balances at December 31, 2005	Ps.	3,476,499	845,018	4,519,677	(905,828)	(169,658)	14,935	40,354	7,820,997	1,807,684	-	9,628,681

Increases in capital stock (Note 12)		36,078	86,092	-	-	-	-	-	122,170	-	-	122,170

Investment in Pav Republic by ICH		-	-	-	-	-	-	-	-	135,110	-	135,110

Comprehensive income:
Net income of the period		-	-	1,345,871	-	-	-	-	1,345,871	193,425	1,539,296	1,539,296
Effect of translation of foreign entities		-	-	-	-	-	123,335	-	123,335	122,352	245,687	245,687
Equity adjustment for non-monetary assets net of deferred taxes		-	-	-	-	256,743	-	-	256,743	-	256,743	256,743
Effect of market value of swaps net of deferred taxes		-	-	-	-	-	-	(26,010)	(26,010)	-	(26,010)	(26,010)
Comprehensive income

Balances at June 30, 2006 (unaudited)	Ps.	3,512,577	931,110	5,865,548	(905,828)	87,085	138,270	14,344	9,643,106	2,258,571	2,015,716	11,901,677

See accompanying notes to condensed consolidated financial statements

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Financial Position

(Thousands of constant Mexican pesos as of June 30, 2006, except earnings per share figures)

		Six months ended June 30,
		2005	2006

Operating activities:
Net consolidated income	Ps.	747,265	1,539,296
Add (deduct) items not requiring the use of resources
Depreciation and amortization		130,940	201,972
Deferred income tax		24,160	(63,289)
Seniority premiums and termination benefits		686	933

Resources provided by operations		903,051	1,678,912

Net changes in operating assets and liabilities:
Accounts receivables, net		(220,488)	(231,369)
Prepaid expenses and other current asset		2,866	(15,921)
Inventories, net		141,152	(615,074)
Derivative financial instrument		48	10,636
Accounts payable, other accounts payable and accrued expenses		(171,284)	(32,328)
Other long-term liabilities		8,351	(16,827)

Resources provided operating activities		663,696	778,029

Financing activities:
Increases in capital stock		925	122,170
Short-term loans repaid		(159,400)	(17,592)
Financial debt repayment		-	(391,550)

Resources used in financing activities		(158,475)	(286,972)

Investing activities:
Disposition (acquisition) of property, plant and equipment		45,827	(285,261)
Decrease (increase) in other noncurrent assets		87,346	(9,027)
Increase of investment in Pav Republic by ICH		-	135,110
Proceeds from insurance claim, net		-	407,330

Resources provided by (used in) investing activities		133,173	248,152

Net increase in cash and cash equivalents		638,394	739,209

Cash and cash equivalents:
At beginning of year		526,709	209,416

At end of year	Ps.	1,165,103	948,625

See accompanying notes to condensed consolidated financial statements

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands of constant Mexican Pesos as of June 30, 2006, unless otherwise indicated)

(1)	Significant Accounting Policies

a) Basis of Presentation

Except as described in the following paragraph, the accompanying unaudited condensed consolidated financial statements are presented on the same basis of accounting as described in the audited financial statements of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2005 (the “audited financial statements”), and have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year 2006.

The unaudited condensed balance sheet as of December 31, 2005 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements at December 31, 2005.

b) Basis of Consolidation

The unaudited condensed consolidated financial statements include all the accounts of Grupo Simec, S.A.B. de C.V. and its subsidiaries. All of the companies operate in the manufacture and sale of iron and steel products primarily for the construction and automotive industries in the North American market (Canada, United States and Mexico) or provide services to companies operating in such sectors. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

c) Revenue recognition

Revenues from the sale of products are generally recognized at the time products are shipped and the related risks and benefits of the merchandise are transferred to the customer. In certain cases the company signs supply agreements with its customers which provide the client to the right to return the merchandise if certain conditions set in those contracts are not met. Revenues on these type of agreements are recognized once all the conditions set in the contracts are met and when the customers accept the merchandise delivered to them.. The Company provides for freight expenses, returns and sales discounts at the time the related revenue is recognized. These provisions are deducted from net sales in the income statement.

d) Recognition of the effects of inflation on financial information

The unaudited condensed consolidated financial statement were prepared in accordance with Bulletin B-10 (“Accounting Recognition of the Effects of Inflation on Financial Information”) as described in the audited financial statements; consequently, all financial statements presented herewith were restated to constant pesos as of June 30, 2006. The June 30, 2006 restatement factors applied to the financial statements at December 31, 2005, and June 30, 2005 were 1.0065, and 1.0318, which represent the rate of inflation from December 31, 2005 and June 30, 2005 up to June 30, 2006, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

e) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in the United States of America, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 (Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations), issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore, the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. Labor Department. The financial information already restated to include inflationary effects, is then translated to Mexican pesos as follows:

i.        By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.

ii.       By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.

iii.      By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.

iv.       The related effect of translation is recorded in stockholders’ equity under the caption, “Translation effect of foreign subsidiaries”.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

1.       By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.

2.       By applying the prevailing exchange rate at the time the non-monetary assets and capital were generated, and the weighted average exchange rate of the period for income statement items.

3.       The related effect of translation is recorded in the statement of operations as part of the caption, “Foreign exchange (loss)/gain, net”.

The Company’s financial statements at December 31, 2005 and June 30, 2005, were restated to constant Mexican pesos with purchasing power at June 30, 2006 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

f) Deferred credit

The Company applied on a supplementary basis to Mexican GAAP, US EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations” to the OAL acquisition made on July 20, 2005 (see Note 13). The deferred credit is obtained from the difference between the amount paid and the deferred tax asset recognized resulting from the purchase of future tax benefits from OAL.

The deferred credit is being amortized to results of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit . The deferred credit amortization in the six months period ended June 30, 2006 was Ps. 339,555.

(2)	Foreign Currency Position

Foreign currency denominated assets and liabilities at December 31, 2005 and June 30, 2006 were as follows:

	Thousands of U.S. dollars		Thousands of euros		Thousands of pounds sterling		Thousands of deutsche marks
	2005	2006	2005	2006	2005	2006	2005	2006
Current assets	USD163,318	USD212,394	-	EUR 16	-	-	-	-

Current liabilities	(180,511)	(162,410)	EUR(86)	-	GBP(87)	GBP(87)	DEM(49)	DEM(49)
Long-term liabilities	(36,095)	-	-	-	-	-	-	-
Total liabilities	(216,606)	(162,410)	(86)	-	(87)	(87)	(49)	(49)
Net assets (liabilities)	(53,288)	49,984	(86)	16	(87)	(87)	(49)	(49)

The exchange rates at December 31, 2005 and June 30, 2006 were as follows (amounts in pesos):

	December 31, 2005	June 30, 2006

Dollar	Ps. 10.7777	11.3973
Euro	12.5797	14.3800
Pound sterling	18.3570	20.7951
Deutsche mark	6.4319	7.3524

The summary of transactions carried out in U.S. dollars (in thousands) for the six-month period ended June 30, 2005 and 2006, excluding imports of machinery and equipment, is as follows:

	2005	2006

Sales	USD 39,355	767,174
Purchases (raw materials)	(12,977)	(543,848)
Other expenses (spare parts)	(3,353)	(3,460)
Interest expense	(14)	(313)

The exchange rate of the peso to foreign currencies used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

(3)         Related Party Transactions and Balances

Transactions carried out with related parties, primarily with Industrias CH, during the six-month period ended June 30, 2005 and 2006 were as follows:

	2005	2006

Sales (1)	Ps.24,800	-
Purchases	428	1,353
Administrative services expenses (2)	Ps. 4,580	6,967

(1) Primarily this transaction relates to Intercompany sales of inventory with Industrias CH
(2) These operations relate to Intercompany payroll services primarily with Administración de empresas CH, S.A. de C.V.

Balances due from/to, related companies at December 31, 2005 and June 30, 2006 are as follows:

	December 31, 2005	June 30, 2006
Accounts receivable: (Note 4)
Industrias CH (1)	Ps. -	5,315
Administración de empresas CH, S.A. de C.V. (2)	2,456	2,570
	Ps. 2,456	7,885
Accounts payable: (Note 8)
Industrias CH (1)	Ps. 460,228	155

(1) Holding Company
(2) Affiliate

The account payable to Industrias CH is for an indefinite term and is a current account that bears no interest. The balance of this payable is derived from funds that the company received to finance the acquisition of PAV Republic. The amount was paid during 2006.

(4)         Accounts receivable

Accounts receivable consist of the following:

		December 31, 2005	June 30, 2006
Trade	Ps.	2,316,954	2,584,484
Related parties (Note 3)		2,456	7,885
Recoverable value added tax		115,703	99,844
Other receivables		216,537	182,341
Total		2,651,650	2,874,554
Allowance for doubtful accounts		(31,273)	(22,808)
Net accounts receivable	Ps.	2,620,377	2,851,746

(5)         Inventories

Inventories are comprised as follows:

	December 31, 2005	June 30, 2006

Finished goods	Ps. 2,915,705	3,555,257
Work in process	8,946	11,795
Billets	124,064	213,574
Raw materials and supplies	276,183	155,277
Materials, spare parts and rollers	131,425	94,580
Advances to suppliers and others	147,597	264,459
Goods in transit	60,581	30,545
	3,664,501	4,325,487
Less: allowance for obsolescence	4,000	3,987
	Ps. 3,660,501	4,321,500

(6)         Derivative Financial Instruments

The Company uses derivative financial instruments primarily to offset its exposure to financial risks related to the price of natural gas. Derivative instruments currently used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The fair value of the swaps are recorded as part of Comprehensive income in stockholders’ equity.

At December 31, 2005 and June 30, 2006, the swaps gave rise to the recognition of an asset of Ps. 57,477 and Ps. 20,831, and a deferred tax liability of Ps. 16,669 and Ps. 6,487, as well as a net comprehensive income item in stockholders’ equity of Ps. 40,354 and Ps. 14,344, respectively. Amounts recorded as comprehensive loss were Ps. 101 and Ps. 26,010 (net of deferred taxes), for the six month period ended June 30, 2005 and 2006 respectively.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month.

(7)         Property, Plant and Equipment

Property, plant and equipment as of December 31, 2005 and June 30, 2006 are comprised as follows:

	December 31, 2005	June 30, 2006

Buildings	Ps. 1,894,157	1,888,046
Machinery and equipment	6,527,797	7,584,475
Transportation equipment	48,598	45,797
Furniture, fixtures and computer equipment	54,699	53,111
	8,525,251	9,571,429

Less: accumulated depreciation	2,516,798	2,878,670
	6,008,453	6,692,759

Land	515,189	513,356
Construction in progress	560,587	207,109
Idle machinery and equipment	30,767	30,767
Ps.7,114,996		7,443,991

Depreciation expense for the six-month periods ended in June 30, 2005 and 2006 was

Ps. 130,940 and Ps. 192,905 respectively.

(8)         Other accounts payable and accrued expenses

Other accounts payable and accrued expenses as of December 31, 2005 and June 30, 2006 consist of the following:

	December 31, 2005	June 30, 2006
Accounts payable	Ps. 1,411,813	1,640,252
Accruals	267,610	301,864
Accumulated expenses and taxes	378,921	474,824
Advanced payments from clients	44,242	114,240
Related parties (Note 3)	460,228	155
Deferred credit - current portion (Note 1f)	131,441	-
Total	Ps. 2,694,255	2,531,335

(9)        Long-term Debt

	December 31, 2005				June 30, 2006
Currency	Items	Rate	Maturity from 2005 to	Total 2005	Rate	Maturity from 2006 to	Total 2006
Dollars	Debt with Ohio Department of Development	3%	2008	Ps. 46,994	-	-	-
Dollars	Revolving loan with General Electric Capital		2009	362,315	-	-	-
Dollars	Medium Term Notes	8 7/8%	2005	3,275	8 7/8%	2006	3,442
Total debt				412,584			3,442
Less: short term debt and current portion of long-term debt				21,034			3,442
Long term debt				Ps.391,550			-

(10)      Other long-term liabilities

Other long-term liabilities as of December 31, 2005 and June 30, 2006 consist of the following:

	December 31, 2005	June 30, 2006
Seniority premiums and termination benefits	Ps. 19,777	16,684
Other long term liabilities	112,067	100,610
Deferred credit (Note 1f)	208,114	-
Total	Ps. 339,958	117,294

(11)      Income Tax, Asset Tax and Employee Profit Sharing

Industrias CH, holding company files a Consolidated Tax Return. Under Mexican Income Tax Law (MITL) Industrias CH does not have to allocate any tax to its subsidiaries since each of its subsidiaries has the obligation to calculate on a stand alone basis its own taxes and only pay the minority part of such taxes directly to the Mexican Income Revenue Service (IRS). The majority tax for consolidated tax purposes is paid through the holding company. The Company computes its tax provision on a stand alone basis.

Under current tax regulations, companies must pay the greater between income tax and asset tax. The computation of both taxes considers the effects of inflation, although differently from accounting principles generally accepted in Mexico.

Statutory employee profit sharing is computed practically on the same basis as income tax, but excluding the effects of inflation.

The Mexican Asset Tax Law establishes payment of a 1.8% tax on the value of restated assets net of certain liabilities.

An analysis of income tax charged to results of operations for the six-month period ended June 30, 2005 and 2006 is as follows:

		2005	2006
Current Income Tax Mexican Subsidiaries	Ps.	72,868	44,133
Current Income Tax Foreign Subsidiaries		456	124,095
		73,324	168,228

Deferred Income Tax Mexican Subsidiaries		24,160	143,487
Deferred Income Tax Foreign Subsidiaries		-	130,586
Deferred credit amortization (Note 1f)		-	(337,362)
		24,160	(63,289)
Income tax expense	Ps.	97,484	104,939

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2006 and December 31, 2005 are as follows:

		December 31, 2005	June 30, 2006
Deferred tax assets: Allowance for bad debts	Ps.	60,864	58,117
Liability provisions		106,591	130,196
Advances from customers		22,392	17,626
Tax loss carryforward		316,796	7,141
Recoverable asset tax		103,931	126,040
Total gross deferred assets		610,574	339,120

Less: valuation allowance		68,329	26,564

Deferred assets, net		542,245	312,556

Deferred tax liabilities:
Inventories		399,042	411,362
Derivative financial instruments		16,669	6,487
Property, plant and equipment		1,246,885	1,394,503
Pre-operating expenses		89,240	81,830
Others		27	403
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		303,461	303,461
Total deferred liabilities		2,055,324	2,198,046

Deferred tax liability, net	Ps.	1,513,079	1,885,490

The effective tax rate was 12% and 7% for the six month periods ended June 30, 2005 and 2006 respectively. For the six month period ended June 30, 2005 the effective tax rate was lower than the 30% applicable tax rate in Mexico, mainly because in 2005 the Company determined a tax benefit due of the non-accumulation of taxes, in the coming years, on its inventory balance at December 31, 2004 due to a corporate restructure (spin-off of its Subsidiary COSICA) of the Company. In addition there was a decrease in the deferred assets valuation allowance based on an improvement on the recovery of these assets. For the six month period ended June 30, 2006 the effective tax rate was lower than the 29% and 35% tax rates applicable in Mexico and the United States respectively, mainly because in 2006 the Company amortized all of its deferred credit (see Note 1f) which is a non-taxable income.

The current and deferred employee profit sharing for the six month periods ended June 30, 2005 and 2006 were not significant.

(12)      Stockholders’ Equity

(a) Structure of capital stock

i)        On May 30, 2006, the Company effected a 3 for 1 stock split. After the split the ADS now represent 3 shares of series B common stock. Before that stock split was completed, each ADS represented one share of series B common stock. The ADSs are evidenced by American depositary receipts (“ADRs”) issued by the Bank of New York (“Depositary”), as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among Simec, the Depositary and the holders from time to time of ADRs. All share and per share information has been adjusted to reflect the three for one split.

ii)      At a regular stockholders’ meeting held on February 13, 2006, it was agreed to increase the Company’s capital stock by Ps. 36,078 (Ps. 36,110) nominal amount) by issuing 2,475,303 common “B” series shares and a stock premium of Ps. 86,092 (Ps.86,169 nominal amount) that were wholly paid.

Shares outstanding as of December 31, 2005 and June 30, 2006 are as follows:

	2005	2006
Common “B” series shares	137,929,599	421,214,706

Each share has the right to one vote at stockholders’ meetings. Minimum fixed capital not subject to withdrawal is Ps. 441,786, nominal amount, which may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting.

At December 31, 2005 and June 30, 2006 the Other accumulated comprehensive (loss) income is as follows:

	December 31, 2005	June 30, 2006
Equity adjustment for non-monetary assets	Ps.(235,636)	120,951
Translation effect in foreign subsidiaries	14,935	138,270
Fair value of derivative financial instruments	57,477	20,831
Deferred tax	48,855	(40,353)
Total	Ps.(114,369)	239,699

(13)       Acquisitions

(a)
On July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through their subsidiary SimRep Corporation, a U.S. company. Such transaction was valued at USD 245 million where USD 229 million corresponds to the purchase price and USD 16 million, to the direct cost of the business combination. The Company contributed USD 123 million to acquire 50.2% of the representative shares of SimRep Corporation and Industrias CH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from Republic through a stock purchase agreement. Under the terms of the stock purchase agreement, the Company acquired the right to a portion of the reimbursement from an unresolved insurance claim. On April 24, 2006 a Settlement Agreement and Release was reached and approximately Ps. 407 million, net of payment to Predecessor’s shareholders of Ps. 211 and professional fees has been received by the Company. Due to the receipt, the Company changed the final purchase accounting adjustment to reflect the fair value of the assets acquired and liabilities assumed. Republic has six production plants: five in the United States and one in Canada. The Company and Industrias CH acquired Republic to increase their presence in the US market.

The total Republic acquisition price was allocated to the assets acquired and the liabilities assumed based on their fair values as of July 22, 2005. The following table summarizes the fair values of the assets acquired and the liabilities assumed in connection with the acquisition. The acquisition price resulted in negative goodwill which was allocated proportionally to all non-current assets. The consolidated financial position at date of the acquisition, restated for inflation at June 30, 2006, is as follows:

		As originally recorded	Subsequent to Insurance Settlement
Current assets	Ps.	4,405,135	4,812,907
Property, plant and equipment		1,275,784	1,065,150
Intangibles and deferred charges		369,505	310,169
Other assets		61,022	59,116
Total assets		6,111,446	6,247,342

Current liabilities		1,703,562	1,839,458
Long-term debt		695,050	695,050
Renewable credit		748,547	748,547
Deferred taxes		282,869	282,869
Other long-term debt		72,296	72,296
		3,502,324	3,638,220
Net assets acquired	Ps.	2,609,122	2,609,122

As a result of the acquisition of Republic, an analysis of information regarding Simec’s results of operations of 2005, including Republic’s 6 plants, over a six-month period, as if the plants had been incorporated into the Company since the beginning of the year (unaudited information) is as follows:

		Unaudited Six-month Period ended June 30, 2005
Net sales	Ps.	12,388,821
Marginal profit		2,401,672
Net income	Ps.	1,141,114
Earnings per share (pesos)		2.33

(b)
On July 20, 2005, the Company acquired all shares of Operadora de Apoyo Logístico, S.A. de C.V. (OAL), a subsidiary of Grupo TMM, S.A. de C.V., for Ps. 133 million, to make it the operating company of the three steel plants in Mexico. This transaction resulted in a deferred credit of Ps. 406,731.

The consolidated financial position at date of the acquisition, restated at June 30, 2006, is as follows:

Current assets	Ps.	1,006
Deferred tax asset		526,753
Net assets acquired	Ps.	527,759

OAL had accumulated NOLs of Ps. 1,331,953 that could be offset against future taxable income. However the recorded financial effect of this tax benefit is Ps. 530,177. Since OAL had no operations before the acquisition, no pro forma results from operations are included here.

(14) Segment Information

The Company segments its information by region, due to the operational and organizational structure of its business. The Company’s operations are primarily in Mexico and the United States. The Mexican segment of the Company includes the manufacturing plants of Mexicali, Guadalajara and Tlaxcala. The United States segment includes the seven manufacturing plants of Republic acquired on July 22, 2005. Republic’s manufacturing plants are located in the United States (six total in Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 4% of total sales of the segment.

		As of June 30 and the six-month period then ended,
		2005			2006
		Mexico	United States	Total	Mexico	United States	Total
Assets	Ps.	9,246,739	-	9,246,739	9,113,116	7,326,122	16,439,238
Sales	Ps.	3,573,182	-	3,573,182	3,547,133	8,365,333	11,912,466
Income before taxes	Ps.	844,749	-	844,749	1,012,060	632,175	1,644,235

The Company’s net sales to foreign or regional customers are as follows:

		Six months ended June 30,
		2005	2006
		Sales	Sales
México	Ps.	3,124,770	3,324,932
United States		443,579	8,218,128
Canada		-	351,524
Latin America		2,408	10,107
Others		2,425	7,775
	Ps.	3,573,182	11,912,466

(15)      Commitments and Contingent Liabilities

Commitments

(a)
As discussed in note 6 to the financial statements, at the end of 2003, the Company engaged in derivative financial instruments with PEMEX Gas y Petroquímica Básica, for hedging purposes to cover natural gas price fluctuations. The coverage will guarantee a portion of the Company’s natural gas consumption from 2004 to 2006 at a fixed price of USD 4.462 per MMBtu. The Company also held in one of its subsidiaries in the USA some contracts for natural gas swaps, entered to offset the potential natural gas price volatility. These swaps resulted in the marking to market of all the open contracts as of June 30, 2006 and recording a liability for USD 1.1 million.

(b)
Regarding the US operations, US Steel is the primary supplier of iron ore and coke. On March 8, 2006 the Company and US Steel entered into an agreement which extends the supply agreements to provide iron ore and a portion of the Company’s coke requirements through September 30, 2006. A renewal is currently under negotiation. The US operations purchase coke in the domestic and foreign markets and are working to develop additional sources for both coke and iron ore.

(c)
On October 11, 2004, the installation of a new five-position machine which produces strips and ingots and the installation of related equipment were approved in Republic's facilities located in Canton, Ohio. Republic began to prepare the installation of the new equipment in December 2004. The project was completed during June 2006 and the caster was put into production. Project costs of $56.0 million were reclassified from construction-in-progress to buildings and improvements and machinery and equipment upon completion. On June 30, 2006, it was decided to temporarily idle the caster based on sufficient alternative melt capacity. The caster will restart when commodity prices and business conditions warrant.

(d)
The Company has certain operating lease agreements for equipment, office space and computer equipment, and such agreements cannot be cancelled. The rent will expire on different dates through 2012. In 2005, the rent expense related to such agreements aggregated Ps. 41.1 million. At December 31, 2005, the total minimum rental payments in accordance with such agreements that cannot be cancelled aggregate Ps. 41.1 million in 2006, Ps. 13 million in 2007, Ps. 10.8 million in 2008, Ps. 8.7 million in 2009, Ps. 3.2 million in 2010 and Ps. 4.3 million in subsequent years.

(e)
The Company’s subsidiary Republic has an agreement with the USWA to manage health insurance benefits for Republic workers of the USWA while they temporarily do not render their services, and to administer monthly contribution payments to the Steelworkers' Pension Trust by local union officers while they work for the union. To fund this program, in February 2004, the USWA granted an initial contribution of Ps. 27 million in cash to be used to provide health insurance benefits and Ps. 5.4 million to provide benefits for pensions for those who work in the steel industry. At June 30, 2006, the balance of this cash account aggregated Ps. 31.9 million. The Company has agreed to continue managing these programs until the fund is completely exhausted. Republic will provide the USWA with periodic reports on the fund's status. At June 30, 2005, the cash account balance is included in Other assets and the related liability is included in Other long-term liabilities in the attached consolidated balance sheets.

Contingent liabilities

(f)	California Regional Water Control Board

In 1987, Pacific Steel, Inc. (Pacific Steel), a subsidiary of Simec based in National City in San Diego County, California, received a notice from the California Regional Water Control Board, San Diego Region (the “Regional Board”), which prohibited Pacific Steel from draining into the street waters from spraying borax (waste resulting from the process of the scrap yard). This and other subsequent requirements obligated Pacific Steel to (i) stop operations in the scrap yard, (ii) send an enclosure of the borax which was stored in its yards and (iii) take samples of the soil where the borax was found. The result of this study was that the residual metal contents represented no significant threat to the quality of water.

(g)	Department of Toxic Substances Control

In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the department issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. In July 2004, in an effort to continue with this order, the department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay USD 235,000 (payable in four payments of USD 58,750 over the course of one year) for fines of USD 131,250, the department's costs of USD 45,000 and an environmental project of USD 58,750. At December 31, 2005, Pacific Steel has made all of the payments.

In August 2004, Pacific Steel and the Department entered into a corrective action consent agreement. In September 2005, the Department approved the Corrective Measures Plan presented by Pacific Steel, provided it obtains permits from the corresponding local authorities, which are in process at date.

Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

The Company estimated, based on experience in prior years and using the same processes, a liability of between USD 0.8 and USD 1.7 million. Due to the above, at June 30, 2006 the Company has a reserve for this contingency of approximately USD 1.4 million.

(h)	The Community Development Commission

Additionally, the Community Development Commission of National City, California (CDC) has expressed its intention to develop the site and is preparing a purchase offer for Pacific Steel’s land at market value, less the cost of remediation and less certain investigation costs incurred. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for USD 6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in April 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the Company to remain in the area.

Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at realizable value.

(i)	Nullity suit with the Mexican Federal Tax.

On July 2, 2003, CSG filed a nullity suit with the Mexican Federal Tax and Administrative Court of Justice against an official communication issued by the Central International Fiscal Auditing Office of the Tax Administration Service, whereby CSG is deemed to have unpaid taxes of Ps. 89,970 on alleged omissions of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1, 2001 through June 30, 2001. CSG is currently waiting for the authorities to respond it the suit. According to Company management and its legal advisors, there are reasonable grounds on which to obtain a favorable resolution for CSG accordingly no reserve was recorded.

(j)	Law suits

The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations.

(k)	Tax legislation

In conformity with current tax legislation, federal, state and municipal taxes are open to review by the tax authorities for a period of five years, prior to the last income tax return filed.

(l)	Transfer prices

In accordance with the Mexican Income Tax Law, companies that do business with related parties are subject to specific requirements in respect to agreed upon prices, since such prices must be comparable to those that would be charged in similar transactions between unrelated parties. Should the authorities review and reject the Company’s intercompany pricing, the authorities may demand payment of the omitted taxes plus restatement and surcharges.

(m)	Republic environmental liabilities

At June 30, 2006, the Company recorded a reserve of Ps. 43.3 million to cover probable environmental liabilities and compliance activities. The non-current portions of the environmental reserve are included in the caption “Other long-term liabilities”, in the attached consolidated balance sheets. Republic has no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.

As is the case for most steel producers in the United States, Republic may incur in material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in Republic’s facilities.

(16)      Differences between Mexican and United States accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended. The following reconciliation to U.S. GAAP does not include the reversal of the adjustments for the effects of inflation, since the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other significant differences between Mexican GAAP and U.S. GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of constant Mexican pesos as of June 30, 2006, with an explanation of the adjustments.

Reconciliation of net income:

		Six months ended June 30,
		2005	2006
Net income as reported under Mexican GAAP	Ps.	747,265	1,539,296

U.S. GAAP adjustments:

Inventory indirect costs		(2,817)	88,403
Depreciation on restatement of machinery and equipment		(11,951)	(13,215)
Deferred income taxes		(4,802)	(13,383)
Deferred employee profit sharing		47	(23)
Pre-operating expenses, net		14,326	14,326
Amortization of gain from monetary position and exchange loss capitalized under Mexican GAAP		3,620	3,620
Minority interest		-	(193,425)
U.S. GAAP adjustments on minority interest		-	(39,494)

Total U.S. GAAP adjustments		(1,577)	(153,191)

Net income under U.S. GAAP	Ps.	745,688	1,386,105

Weighted average outstanding basic after split (1)		405,209,451	419,450,541

Net earnings per share (pesos) after split (1)	Ps.	1.84	3.30

(1)
As explained in Note 12 (a) the Company affected a 3 for 1 stock split on May 30, 2006. This information presents the retrospective effect on the Earnings per Share after the split in accordance with US GAAP.

Reconciliation of stockholders’ equity:

		June 30,
		December 31, 2005	June 30, 2006

Total stockholders’ equity reported under Mexican GAAP	Ps.	9,628,681	11,901,677

U.S. GAAP adjustments:

Minority interest included in stockholders’ equity under Mexican GAAP		(1,807,684)	(2,258,571)
U.S. GAAP adjustments on minority interest		-	(39,494)
Inventory indirect costs		12,454	100,857
Restatement of machinery and equipment		589,151	258,403
Accrued vacation costs		(611)	(611)
Deferred income taxes		(57,795)	27,160
Deferred employee profit sharing		746	723
Pre-operating expenses		(212,399)	(198,073)
Gain from monetary position and exchange loss capitalized, net		(182,611)	(178,991)

Total U.S. GAAP adjustments		(1,658,749)	(2,288,597)

Total stockholders’ equity under U.S. GAAP	Ps.	7,969,932	9,613,080

A summary of changes in stockholders’ equity, after the approximate U.S. GAAP adjustments described above, is as follows:

		Capital Stock and Paid-in Capital	Retained Earnings	Fair Value of Derivative Financial Instruments	Cumulative Restatement Effect	Total Stockholders’ Equity
Balances as of December 31, 2005	Ps.	3,780,909	3,219,274	40,354	929,395	7,969,932
Increase in capital stock		122,170	-	-	-	122,170

Net comprehensive income		-	1,386,105	(26,010)	160,883	1,520,978

Balances as of June 30, 2006	Ps.	3,903,079	4,605,379	14,344	1,090,278	9,613,080

The cumulative difference between the amounts included under Capital Stock and Paid-in Capital for U.S. GAAP and Capital Stock and Paid-in Capital for Mexican GAAP arise from the following items:

Issuance of capital stock:

During 1993 and 1994 the Company recorded Ps. 92,601 and Ps. 29,675, respectively, corresponding to expenses related to the issuance of shares in a simultaneous public offering in the United States and Mexico as a reduction of the proceeds from the issuance of capital stock. In 1993 and 1994, these expenses were deducted for tax purposes resulting in a tax benefit of Ps. 32,180 and Ps. 10,091. These tax benefits were included in the statement of operations for

Mexican GAAP purposes. For U.S. GAAP purposes these items were shown as a reduction of cost of issuance of the shares, thereby increasing the net proceeds from the offering.

Maritime operations and amortization of negative goodwill:

In 1993, Grupo Simec disposed of its maritime operations by spinning-off the two entities acquired in 1992 to Grupo Sidek (former parent company of Grupo Simec) and transferring its remaining maritime subsidiary to Grupo Sidek for its approximate book value.

The operations sold had a tax loss carryforward of approximately Ps. 197,117 which were related to operations prior to the date the entities were acquired by the Company. During 1994, Ps. 4,608 of these tax loss carryforwards were realized (resulting in a tax benefit of Ps. 1,587).

For U.S. GAAP purposes, the retained tax benefit of Ps. 1,587 realized in 1994, had been reflected as an increase to the corresponding paid-in capital rather than in net earnings as done for Mexican GAAP purposes.

Gain on extinguishment:

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to USD 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of USD 110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished debt was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2005 is Ps. 584,466.

Reconciliation of Net Income and Stockholders’ Equity:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The explanations of the related adjustments included in the Reconciliation of net income and the Reconciliation of stockholders’ equity are explained below:

Inventory:

As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with U.S. GAAP, inventories have been valued under the full absorption cost method, which includes the indirect costs.

Under Mexican GAAP, inventories include prepaid advances to suppliers. For U.S. GAAP purposes, the prepaid advances to suppliers are considered as prepaid expenses.

Restatement of property, machinery and equipment -

As explained in note 1(d), in accordance with Mexican GAAP, imported machinery and equipment has been restated during the six months periods June 30, 2005 and June 30, 2006, by applying devaluation and inflation factors of the country of origin.

Under U.S. GAAP, during the six months periods June 30, 2005 and June 30, 2006 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income and stockholders’ equity.

Deferred income taxes and employee profit sharing:

Under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican Bulletin D-4. The main differences between SFAS No. 109 and Bulletin D-4, as they relate to the Company, which are included as reconciling items between Mexican and U.S. GAAP are:

•	the income tax effect of gain from monetary position and exchange loss capitalized that is recorded as an adjustment to stockholders’ equity for Mexican GAAP purposes,

•	the income tax effect of capitalized pre-operating expenses which for U.S. GAAP purposes, are expensed when incurred,

•
the effect on income tax of the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets which is recorded as an adjustment to stockholders’ equity for Mexican GAAP, and,

•
the income tax effect of the inventory cost which for Mexican GAAP some inventories are valued under the direct cost system and for U.S. GAAP inventories have been valued under the full absorption cost method.

The cumulative deferred income tax for U.S. GAAP purposes is included under Retained Earnings. Under Mexican GAAP such effect is included under the cumulative deferred income taxes caption.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS N0. 109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense (under Mexican GAAP included under the caption provisions in the income statement) are considered as operating expenses.

The effects of temporary differences giving rise to significant portions of the deferred tax assets and liabilities at June 30, 2005 and 2006, under U.S. GAAP are presented below:

		December 31, 2005	June 30, 2006
Deferred tax assets: Allowance for doubtful receivables	Ps.	60,864	58,117
Accrued expenses		117,975	130,373
Advances from customers		11,186	17,626
Net operating loss carryforwards		316,796	7,141

Asset Tax		103,931	126,040

Total gross deferred tax assets		610,752	339,297

Less valuation allowance		68,329	26,564

Net deferred tax assets		542,423	312,733

Deferred tax liabilities:
Inventories, net from the balance as of December 31, 1986 not yet deducted		402,654	417,603
Derivative financial instruments		11,145	6,487
Property, plant and equipment		1,360,718	1,443,554
Others		35,319	404
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		303,461	303,461

Total deferred liabilities		2,113,297	2,171,509

Net deferred tax liability	Ps.	1,570,874	1,858,776

The total net deferred tax liability under U.S. GAAP includes a current portion as of June 30, 2006 of Ps. 213,509 with the remainder being classified as long term.

The deferred income taxes on property plant and equipment, of Ps. 1,360,718 and Ps. 1,443,554 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2005 and 2006, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 99% percent of the Company’s pre-tax income and IT expense in June 30, 2005 and 54% in June 30, 2006.

In accordance with APB Opinion No. 23 it is the policy of the Company to accrue appropriate Mexican and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. Unremitted earnings of subsidiaries which have been, or are intended to be, permanently reinvested, exclusive of those amounts which if remitted in the near future would result in little or no such tax by operation of relevant statutes currently in effect, aggregated Ps. 11.7 million and Ps. 176 million at December 30, 2006 and June 30, 2006 respectively.

Pre-operating expenses:

For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. For U.S. GAAP purposes, these items are expensed when incurred.

Financial expense capitalized:

Under Mexican GAAP, financial expense capitalized during the period required to bring property, plant and equipment into the condition required for their intended use, includes interest, exchange losses and gains from monetary position. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses and monetary position are not included.

Minority interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity on the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity. In addition, minority interest is not deducted in the income statement under Mexican GAAP; therefore, for U.S. GAAP purposes it has been excluded in the income statement reconciliation.

U.S. GAAP adjustments on minority interest

The U.S. GAAP inventory indirect cost adjustment is calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders’ equity.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments.

Pension and other retirement benefits:

The Company records seniority premiums based on actuarial computations.

For purposes of determining seniority premium costs under U.S. GAAP, the Company utilized SFAS No. 87. Adjustments to U.S. GAAP for seniority premiums were not individually or in the aggregate significant for any period.

SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, requires accrual of post-retirement benefits other than pensions during the employment period. The Company does not provide its employees any post-retirement benefit subject to the provisions of SFAS No. 106.

SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, requires employers to accrue for post-employment benefits that are provided to former or inactive employees after employment during the employment period. For the purpose of determining Termination Benefits Obligations for U.S. GAAP, the Company utilized SFAS No. 112. Adjustments to U.S. GAAP benefit were not individually or in the aggregate significant for any period.

Statement of cash flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources as representing differences between beginning and ending financial statement balances in constant Mexican pesos. It also requires that monetary and unrealized exchange gains and losses be treated as cash items in the determination of resources generated by operations.

SFAS No. 95, “Statement of Cash Flows”, requires presentation of a statement of cash flows.

The following presents a statement of cash flows under U.S. GAAP:

		Six months ended June 30,
		2005	2006

Net Income under U.S. GAAP	Ps.	745,688	1,386,105

Depreciation and Amortization		124,946	197,241
Deferred income taxes		28,962	(49,883)
Minority Interest		-	193,426
U.S. GAAP Adjustment on minority interest		-	39,494
Seniority premiums and termination benefits		686	933
Trade receivable, net		(228,339)	(246,130)
Prepaid expenses		1,408	(6,071)
Inventories		134,759	(727,118)
Accounts payable and accrued expenses		(151,051)	(8,850)
Other long-term liabilities		(2,404)	(16,827)

Funds provided by operating activities		654,655	762,320

Financing activities
Notes payable to banks, net		(159,401)	(17,592)
Decrease in financial debt		-	(391,550)
Increase in Common Stock and Paid-In Capital stock		926	122,170
Others		8,353	-

Net resources used in financing activities		(150,122)	(286,972)

Investing activities
Disposition (Acquisition) of property, plant and equipment		45,668	(285,261)
Others		86,911	(496)
Increase of investment in Pav Republic by ICH		-	135,110
Proceeds from insurance claim in Pav Republic		-	618,748
Payment of insurance proceeds to Predecesor Shareholders			(211,418)
Funds provided by investing activities		132,579	256,683

Effects of inflation accounting		1,248	7,178
Increase in cash		638,360	739,209
Cash beggining of the year		526,743	209,416
Cash end of the year	Ps.	1,165,103	948,625

Recent accounting pronouncements in the US:

In November 2004, Statement of Financial Accounting Standards No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), was issued. This Statement amends the guidance in Accounting Research Bulletin no. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect on the adoption of this bulletin was not significant because prior to the release of SFAS 151, since Mexican GAAP already contains similar guidance.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (an interpretation of SFAS Statement No. 143) (FIN 47). This Interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective for fiscal years ending after December 15, 2005. The Company has evaluated the application of SFAS Interpretation No. 47 and determined it has no effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which addresses the accounting and reporting for changes in accounting principles. SFAS 154 replaces APB 20 and FIN 20. The adoption of SFAS 154 had no effect on the Company’s financial position or on its results of operations.

In September 2005 the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS Statements No. 133 and 140”, that amends SFAS Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The adoption of SFAS 155 had no material effect on the Company’s financial position or on its results of operations.

In July 13, 2006 the FASB released an interpretation, FIN 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has not assessed the impact of this standard on its financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not material to the Company’s financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
PAV Republic, Inc.:

We have audited the accompanying consolidated balance sheet of PAV Republic and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PAV Republic and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Cleveland, Ohio

March 18, 2005

KPMG LLP

PAV Republic, Inc. and subsidiaries

Consolidated balance sheet
(In thousands of dollars, except per share information)

December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$3,748
Accounts receivable, less allowance of $11,246	140,091
Inventories (note 5)	243,351
Deferred income taxes (note 11)	2,295
Prepaid expenses and other current assets	17,114
Total current assets	406,599

Property, plant, and equipment:
Land and improvements	683
Buildings and improvements	1,669
Machinery and equipment	13,947
Construction-in-progress	3,983
Total property, plant, and equipment	20,282
Accumulated depreciation	(918)
Net property, plant and equipment	19,364

Deferred costs, net of accumulated amortization of $821 (note 6)	7,975
Deferred income taxes (note 11)	1,545
Other assets (note 9, 15)	6,143

Total assets	$441,626

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$668
Accounts payable	50,378
Accrued compensation and benefits	34,550
Accrued interest	540
Accrued income taxes (note 11)	21,198
Other accrued liabilities	13,101
Total current liabilities	120,435
Long-term debt (note 8)	77,027
Revolving credit facility (note 8)	142,219
Accrued environmental liabilities (note 14)	3,647
Other long-term liabilities (note 15)	3,644
Total liabilities	346,972

Stockholders’ equity:
Common stock, $0.01 par value. Authorized 60,000 shares, issued, and outstanding 50,000 shares and authorized	1
Additional paid in capital	55,923
Retained earnings	38,568
Other comprehensive income (note 18)	162
Total stockholders’ equity	94,654
Total liabilities and stockholders’ equity	$441,626

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and subsidiaries
Consolidated statements of operations
(In thousands of dollars, except per share amounts)

Year ended December 31, 2004
Net sales	$1,190,673
Cost of goods sold	1,070,841
Gross profit	119,832
Selling, general, and administrative expense	53,350
Depreciation and amortization expense	910
Other operating income	(382)
Operating Income	65,954
Interest expense	18,957
Interest income	(251)
Income before income taxes	47,248
Provision for income taxes (note 11)	18,084
Net income before extraordinary gain	$29,164
Extraordinary gain, net of tax, due to purchase price accounting (notes 4, 9)	10,162
Net Income	$39,326
Basic net income per share:
Income before extraordinary gain	$688.65
Extraordinary gain	239.95
Basic net income per share	$928.60
Weighted average shares outstanding	42,350
Diluted net income per share:
Income before extraordinary gain	$683.13
Extraordinary gain	238.03
Diluted net income per share	$921.16
Weighted average diluted shares outstanding	42,692

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and subsidiaries
Consolidated statements of stockholders’ equity and comprehensive income
(In thousands of dollars, except per share amounts)

	Common Shares		Additional	Accumulated	Accumulated Other
	Number	Par Value	Paid-In Capital	Retained Earnings	Comprehensive Income	Total
Balance, December 31, 2003	30,000	$-	$30,000	$(758)	$-	$29,242
Issuance of 20,000 shares	20,000	-	20,000	-	-	20,000
Common Stock, $.01 par value	-	1	-	-	-	1
Compensation Expense (note 3)	-	-	5,923	-	-	5,923
Comprehensive Income
Net Income	-	-	-	39,326	-	39,326
Currency Translation Adjustment	-	-	-	-	162	162
Total Comprehensive Income			-	-	-	39,488
Balance, December 31, 2004	50,000	$1	$55,923	$38,568	$162	$94,654

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and subsidiaries
Consolidated statements of cash flows
(In thousands of dollars)

Year Ended December 31, 2004
Cash flows from operating activities:
Net income	$39,326
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Extraordinary gain, net of tax, due to purchase price accounting (notes 4, 9)	(10,162)
Depreciation and amortization	918
Amortization of deferred costs	1,332
Write off of deferred costs	1,123
Deferred income taxes	(3,709)
Issuance of stock options and restricted stock (note 3)	5,924
Changes in operating assets and liabilities:
Increase in accounts receivable	(75,184)
Increase in inventory	(110,411)
Decrease in prepaid and other assets	42,026
Increase in accounts payable	41,712
Increase in accrued compensation and benefits	14,631
Increase in accrued income tax payable	14,571
Increase in other current liabilities	2,376
Decrease in long-term liabilities	(1,308)
Net cash used in operating activities	(36,835)
Cash flows from investing activities:
Capital expenditures	(18,354)
Net cash used in investing activities	(18,354)
Cash flows from financing activities:
Proceeds from revolving credit facilities	528,336
Repayment of revolving credit facilities	(478,021)
Proceeds from long-term debt	70,165
Repayments of long-term debt	(78,418)
Equity contribution	20,000
Deferred costs	(8,959)
Net cash provided by financing activities	53,103
Effect of exchange rate changes on cash	162
Net decrease in cash and cash equivalents	(1,924)
Cash and cash equivalents—beginning of period	5,672
Cash and cash equivalents—end of period	$3,748
Supplemental cash flow information:
Cash paid for interest	$16,198
Cash paid for income taxes	$7,244

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and subsidiaries
Notes to consolidated financial statements
(In thousands of dollars, except as otherwise noted)

(1) Nature of operations, organization and other related information

PAV Republic, Inc. (PAV Republic or the Company) is a Delaware corporation, which owns 100% of the outstanding stock of Republic Engineered Products, Inc.

Republic Engineered Products, Inc., (Republic Inc.), a Delaware corporation, which was incorporated on December 15, 2003, produces special bar quality steel products. Special bar quality steel products are high quality hot-rolled and cold-finished carbon and alloy steel bars and rods used primarily in critical applications in automotive and industrial equipment. Special bar quality steel products are sold to customers who require precise metallurgical content and quality characteristics. Special bar quality steel products generally contain more alloys, and sell for substantially higher prices, than merchant and commodity steel bar and rod products. The Company produces a wide range of special bar quality steel products and supplies a diverse customer base that includes leading automobile and industrial equipment manufacturers and their first tier suppliers.

Republic Machine, LLC and Republic N&T Railroad, Inc. and Republic Canadian Drawn are wholly owned subsidiaries of Republic Inc. Republic Machine, LLC is a Delaware limited liability company and its sole assets include all assets associated with operations at 4135 Commerce Drive SW, Massillon, Ohio 44646. Republic N&T Railroad, Inc. is a Delaware corporation and operates the railroad assets located at the Company’s Canton and Lorain Ohio facilities. Republic Canadian Drawn, Inc. is an Ontario, Canada corporation which operates the cold-finishing plant located in Ontario, Canada.

The Company commenced operations on December 19, 2003 after acquiring substantially all of the operating assets of REPH LLC (formerly known as Republic Engineered Products Holdings LLC) in a sale of assets under Section 363 of the United States Bankruptcy Code. The Company also acquired the following property: assets located on the premises of REPH LLC’s machine shop located in Massillon, Ohio; assets located on the premises of REPH LLC’s corporate headquarters located in Akron, Ohio; all permits used in the business in conjunction with the purchased assets; all intellectual property used in connection with the business; certain contracts; books, files and records used in the business; all inventory wherever located; all accounts receivable; and an option to purchase certain assets for nominal consideration and assume certain liabilities associated with Republic Technologies International LLC’s (RTI or Republic Technologies) cold-finishing plant located in Ontario, Canada. This option was exercised on January 29, 2004.

The Company, through a wholly owned subsidiary Republic Inc., incurred significant indebtedness in connection with the consummation of the acquisition. The indebtedness included $60.0 million aggregate principal amount, $80.0 million face amount of 10% Senior Secured Notes (senior notes), $21.0 million aggregate principal amount of 10% Senior Bank Notes (bank notes), and initial borrowings of $74.9 million (which included $1.5 million in deferred loan fees) under Republic Inc.’s revolving working capital agreement.

On May 20, 2004, Republic Inc. entered into a new $200.0 million revolving credit facility with General Electric Capital Corporation, as lender and agent for lenders, (GE Capital), a new $61.8 million senior secured promissory note with Perry Principals Investments, L.L.C. and a new $8.4 million senior subordinated promissory note with Perry Principals Investments, L.L.C. Republic Inc. repaid its outstanding revolving working capital agreement (Perry credit facility) and exercised its option to redeem its $60.0 million aggregate principal 10% Senior Secured Notes. On May 20, 2004, Perry Partners LP and Perry Partners International, Inc. made a $20.0 million equity contribution to PAV Republic, Inc. Under the terms and conditions of the General Electric Capital corporate credit facility (GE credit facility), PAV Republic, Inc. increased its equity investment in Republic Inc. by $20.0 million. On November 10, 2004, Republic, Inc. and GE Capital amended the revolving credit facility to expand the borrowing capacity under the revolving credit facility from $200.0 million to $250.0 million.

PAV Republic’s five largest customers accounted for 33.0% of total sales for the year ended December 31, 2004. For this period, two customers, on an individual basis, each accounted for more than 10% of the Company’s total sales. Direct sales to US Steel and American Axle & Manufacturing accounted for 10.6% and 10.3% of sales, respectively, for the year ended December 31, 2004.

(2) Basis of presentation and principles of consolidation

In the accompanying consolidated financial statements of the Company, transactions and balances are presented on a new cost basis reflecting purchase accounting adjustments. All significant intercompany balances and transactions have been eliminated in consolidation.

(3) Summary of significant accounting policies

(a) Cash and cash equivalents
The Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalents.

(b) Inventories
As of December 31, 2004, the Company valued inventories at the lower of cost or market applied on a last-in, first-out (LIFO) method of inventory costing which was adopted by the Company as of January 1, 2004. As of December 31, 2004, approximately 99% of inventories were valued under this method.

(c) Derivative Instruments
The Company is exposed to fluctuations in natural gas prices. PAV Republic may employ the use of call options to manage its exposure to natural gas price fluctuations when practical. Our policies include establishing a risk management philosophy and objectives designed to cap our exposure to the extreme price volatility of natural gas and thereby limiting the unfavorable effect of price increases on our operating costs. The Company does not enter into call options for the purpose of speculation. The Company accounts for these derivative instruments in accordance with FASB Statement of Financial Accounting (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities.

(d) Property, plant, and equipment
The Company’s property, plant, and equipment are stated at cost and include improvements that significantly extend the useful lives of existing plant and equipment. The Company provides for depreciation of property, plant, and equipment on the straight-line method based upon the estimated useful lives of the assets. The ranges of estimated useful lives of the Company’s assets are as follows:

Building and improvements	10 - 25 years
Land improvements	5 - 25 years
Machinery and equipment (the vast majority of lives are from 10 - 20 years)	5 - 20 years
Computer equipment	3-5 years

Repairs and maintenance costs are expensed as incurred. Capital expenditures that cannot be put into use immediately are included in construction-in-progress. As these projects are completed, they are transferred to depreciable assets. Net gains or losses related to asset dispositions are recognized in the Company’s operating results in the period in which the disposition occurs.

(e) Goodwill
Goodwill represents the excess of costs over fair value of assets of businesses acquired. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Negative goodwill is created when the fair values of net assets of businesses acquired exceed the purchase prices. Accordingly, the negative goodwill created should be first allocated to the remaining non-current assets acquired which are principally property, plant and equipment. Any remaining unallocated negative goodwill is written off as an extraordinary gain.

(f) Impairment of long-lived assets
Long-lived assets, consisting of property, plant, and equipment and intangible assets, are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the recovery amount or fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated.

(g) Income taxes
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Environmental costs
The Company and other steel companies have in recent years become subject to increasingly stringent environmental laws and regulations, including requirements relating to environmental remediation. It is the policy of the Company to comply with applicable environmental laws and regulations. The

Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and reasonably estimable.

The recorded amounts represent an estimate of the environmental remediation costs associated with future events triggering or confirming the costs that, in management’s judgment, are probable. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations, and it takes into consideration the likely effects of inflation and other societal and economic factors. The precise timing of such events cannot be reliably determined at this time due to the absence of detailed deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended; hence we do not discount the recorded amounts to the present value of estimated future payments. No claims for recovery are netted against the stated amount.

(i) Revenue recognition
The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. The Company’s customers have no rights to return product, other than for defective materials. As sales are recognized, reserves for defective materials are recorded as a percentage of sales. This percentage is based on historical experience. The adequacy of reserve estimates is periodically reviewed by comparison to actual experience.

(j) Allowances for doubtful accounts
Allowances for doubtful accounts are maintained to provide for estimated losses resulting from the inability of customers to make required payments. If the financial condition of these customers deteriorates, resulting in their inability to make payments, additional allowances may be required. The Company also records allowance for accounts receivable for all other customers based on a variety of factors, including pricing adjustments, length of time the receivables are past due, and historical experience.

(k) Cost of goods sold
The Company expenses inbound and outbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs as cost of goods sold.

(l) Selling, general and administrative expense
The Company includes overhead expenses not directly associated with the manufacture or delivery of goods, administrative salaries, rent, utilities, telephone, travel, property and casualty insurance and expenses related to order taking and product sales in selling, general and administrative expense.

(m) Compensation costs
Incentive compensation costs are significant expense categories that are highly dependent upon management estimates and judgments, particularly at each interim reporting date. In arriving at the amount of expense to recognize, management believes it makes reasonable estimates and judgments using all significant information available. Incentive compensation costs are accrued on a monthly basis, and the ultimate determination is made after our year-end results are finalized.

(n) Use of estimates
The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has made significant accounting estimates with respect to the preliminary allocation of the purchase price of the acquisition of assets from REPH LLC, the valuation allowances for receivables, inventories, long-lived assets, deferred income tax assets and liabilities, environmental liabilities, obligations related to employee health care and incentive and stock based compensation.

(o) Income per share
Basic income per share for PAV Republic is calculated by dividing net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by including the restricted stock and stock options issued using the weighted average number of shares outstanding during the period.

On January 21, 2004, the articles of incorporation were amended to increase the total number of shares from 100 to 30,000. On January 21, 2004, the Company’s Board of Directors approved the issuance of a 300 for 1 stock split. All share information has been adjusted to reflect the 300 for 1 stock split. As of December 31, 2003, there were 30,000 shares issued and outstanding of PAV Republic, Inc. stock.

On May 20, 2004, the articles of incorporation were amended and the Company increased the total number of shares which the company has the authority to issue to 50,000 shares. On May 20, 2004, Perry Partners LP and Perry Partners International, Inc. made a $20.0 million equity contribution to PAV Republic, Inc. and 20,000 shares were issued. As of May 20, 2004, there were 50,000 shares issued and outstanding.

On October 1, 2004 the articles of incorporation were amended and the Company increased the total number of shares which the Company has the authority to issue to 60,000 shares.

(p) Stock-based compensation
The Company accounts for stock based compensation under the fair value method as permitted under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation. Compensation expense is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. On October 1, 2004, PAV Republic’s Board of Directors adopted the 2004 Equity Incentive Plan. The 2004 Equity Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, or ‘‘SARs,’’ restricted stock, and performance awards based on PAV Republic’s performance, the performance of one of PAV Republic’s subsidiaries or the performance of the participant. PAV Republic’s directors, officers and employees, and other individuals performing services for PAV Republic’s subsidiaries, may be selected by the compensation committee to receive benefits under the plan. A total of 5,556 shares of our common stock may be issued pursuant to the 2004 Equity Incentive Plan. On October 1, 2004, options to purchase 4,167 shares were issued to key employees and on October 5, 2004, 60 shares of restricted stock were issued to three outside directors. The restrictions on the stock issued to the outside directors will lapse upon the achievement of continued service on May 3, 2005. The following table represents the equity incentive plan as of December 31, 2004.

Securities
Options granted	4,167
Restricted stock	60
Securities available for future issuance	1,329
Total authorized	5,556

The stock options granted in October 2004 generally become exercisable over a three-year graded vesting period, provided that the participant remains a director or employee at such a time. The stock options expire 10 years from the date of grant. We measure the total cost of each stock option grant at the date of grant using the Black Scholes option pricing model. We recognize the cost of each stock option using straight-line over the stock options vesting period. The stock option based compensation expense, included in selling general and administration expense, was $5.9 million for the year ended December 31, 2004. The following table summarizes the stock option activity for the year ended December 31, 2004.

	Shares subject to option	Exercise price
Balance at December 31, 2003	-	$-
Options granted	4,167	1,000
Options exercised	-	-
Options terminated	-	-
Balance at December 31, 2004	4,167	$1,000

The following table sets forth information about the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model and the weighted average assumptions used for such grants:

Average fair value of option granted	$2,521
Expected dividend yield	-
Expected volatility	40.1%
Risk-free interest rates	2.6%
Expected lives	3

The following table summarizes information about stock options outstanding at December 31, 2004:

Total unvested shares	2,779
Total vested shares	1,388

Average life	10
Outstanding average exercise price	$1,000
Exercisable average exercise price	$1,000

The fair market value of each share of restricted stock on the date of grant was $3,436.

(q) Foreign currency translation
Asset and liability accounts of the Company’s foreign operations are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Translation adjustments are reflected as a component of other comprehensive income included in stockholders equity.

(r) Other postretirement benefits
Accounting for other postretirement benefits requires the use of actuarial techniques and assumptions including, among others, assumptions about employees’ future retirement decisions, mortality of participants, future increases in wages and health care costs, discount and interest rates and plan continuation. Changing these assumptions would have an impact on our disclosed obligation and annual expense for other postretirement benefits. Actuarial gains and losses are deferred and amortized over future periods.

(s) New accounting pronouncements
In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which requires recognition of the fair value of liabilities associated with the retirement of long-lived assets when a legal obligation to incur such costs arises as a result of the acquisition, construction, development and/or the normal operation of a long-lived asset. Upon recognition of the liability, a corresponding asset is recorded and depreciated over the remaining life of the long-lived asset. SFAS No. 143 defines a legal obligation as one that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 143 did not have any impact on the Company’s consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS No. 146 includes (1) costs to terminate contracts that are not capital leases; (2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this Statement became effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have any impact on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition from a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not impact the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46, as revised in December 2003, requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. It is based on the concept that companies that control another entity through interests other than voting interests should consolidate the controlled entity. Interpretation No. 46 and its revision did not impact the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have an effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares of stock in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an effect on the Company’s consolidated financial statements.

In December 2003, the FASB revised SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postemployment Benefits. SFAS No. 132 (revised 2003) requires additional disclosure on the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans in the notes to consolidated financial statements. The disclosures include describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The Company adopted SFAS No. 132 (revised 2003) in the fourth quarter of 2003. This Statement requires changes in disclosure only.

In November 2004, Statement of Financial Accounting Standards No. 151, ‘‘Inventory Costs-an amendment of ARB No. 43, Chapter 4’’ (SFAS No. 151), was issued. This Statement amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing,’’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect adoption of this standard to have a material impact on our consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123 (revised 2004), Share Based Payment. SFAS No. 123 (revised 2004) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). This statement is effective for public entities that do not file as small business issuers-as of the beginning of the first interim or annual reporting period that begins after June 15, 2005; for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005; and for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company will adopt SFAS No. 123 (revised 2004) during the year ended December 31, 2005.

(4) Acquisitions

On December 19, 2003, the Company through a wholly owned subsidiary, acquired all of the operating assets of REPH LLC and its subsidiaries. The total adjusted purchase price was $184.4 million (consisting of $101.3 million paid to REPH LLC, $2.1 million in acquisition fees and expenses, the issuance of $60.0 million in senior secured notes and the issuance of $21.0 million in bank notes). The total purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.

The following table summarizes the fair values of the assets acquired and liabilities assumed at December 19, 2003. The Company adjusted the initial purchase price allocation during the year ended December 31, 2004. The more significant adjustments were a result of the fair value of the senior secured notes issued and the option acquired related to the Ontario, Canada location and for $34.2 million in insurance proceeds received (see Note 10). This resulted in negative goodwill which was initially allocated to non-current assets and the remainder resulted in the recognition of $10.2 million in extraordinary gain, net of tax of $6.5 million.

Current assets	$202,964
Rights to insurance proceeds	48,273
Other assets	1,006
Total assets	252,243
Current liabilities	40,447
Long-term liabilities	10,760
Total liabilities	51,207
Net assets acquired	201,036
Adjusted purchase price	184,377
Extraordinary gain, pre-tax	$16,659

On December 19, 2003 the Company purchased an option to acquire certain assets for nominal consideration and assume certain liabilities associated with Republic Technologies International LLC’s cold-finishing plant located in Ontario, Canada. The Company exercised this option on January 29, 2004. The total value of the option was $1.3 million. The total value of the option was allocated to the assets acquired and the liabilities assumed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at January 29, 2004.

Current assets	$144
Property, plant and equipment	1,814
Total assets	1,958
Current liabilities	643
Long-term liabilities	50
Total liabilities	693
Net assets acquired	$1,265

(5) Inventories

The components of inventories as of December 31, 2004 are as follows:

Raw materials	$88,522
Semi-finished	76,077
Finished goods	131,323
295,922
LIFO reserve	(52,571)
Total	$243,351

The Company has elected to change its method of accounting for inventory to last-in, first-out (LIFO) effective January 1, 2004 because the Company has experienced inflation in raw material prices for the commodities it purchases and uses to produce steel products. The Company has adopted the LIFO method to more accurately match revenues with current costs.

On December 31, 2004, inventories are valued at the lower of cost or market applied on a last-in, first-out (LIFO) method of accounting for inventory. This inventory method is used to value approximately 99% of the Company’s inventory.

The Company believes the impact of the change in its method of accounting for inventory from FIFO to LIFO is minimal from the date of acquisition, December 19, 2003 to December 31, 2003. All of the Company’s inventories were valued at market prices under purchase price accounting at the time of acquisition. The Company’s inventory carrying values and product mix at December 31, 2003 was approximately the same as December 19, 2003, indicating only negligible price fluctuations during that period. The adoption of LIFO as of January 1, 2004 resulted in the reduction of pre-tax income by $52.6 million for the year ended December 31, 2004.

(6) Deferred costs

On December 31, 2004, the Company’s deferred costs consisted of $7.0 million in deferred loan fees, net of accumulated amortization and $1.0 million in fees related to our planned initial public offering. The deferred fees were incurred in relation to the new debt items discussed in note 8 and the planned initial public offering (IPO) discussed in note 20. The Company amortizes these assets associated with the debt agreements over their term, which will expire in May and August of 2009. The Company will net the fees associated with the IPO with the proceeds of the offering.

The deferred costs as of December 31, 2003 consisted of $1.5 million in deferred loan fees; net of accumulated amortization, relating to Republic Inc.’s revolving working capital credit agreement with Perry Partners L.P. (Perry credit facility). The asset was to be amortized over the term of the agreement, which would have expired December 19, 2004, but was extended to March 31, 2005. However, in May 2004, the Perry credit facility was repaid in full and Republic Inc. entered into a new agreement with GE Capital (Note 8). Concurrent with the repayment of the Perry credit facility, the remaining $1.1 million of these assets were written off by the Company.

The components of deferred costs are as follows:

Net deferred costs as of December 31, 2003	$1,471
Amortization of deferred costs	(1,332)
Write-off of deferred costs	(1,123)
Fees related to new debt items (note 8)	7,998
Fees related to IPO (note 20)	961
Net deferred costs as of December 31, 2004	$7,975

(7) Goodwill

The fair value of identifiable net assets of REPH LLC exceeded the purchase price. Accordingly, this difference was proportionately allocated to reduce the value of acquired non-current assets, which were principally property, plant, and equipment (see Note 4).

(8) Revolving credit facilities, long-term debt and capital lease obligations

Revolving credit facility
On May 20, 2004, the Company, through a wholly owned subsidiary, Republic Inc., entered into a $200.0 million revolving credit facility with GE Capital. This facility matures on May 20, 2009. On May 20, 2004, Perry Partners LP and Perry Partners International, Inc. made a $20.0 million equity contribution to PAV Republic, Inc. Under the terms and conditions of the General Electric Capital corporate credit facility (GE credit facility), PAV Republic, Inc. increased its equity investment in Republic Inc. by $20.0 million. Republic Inc. repaid its outstanding Perry credit facility. On November 10, 2004, Republic Inc. and GE Capital amended the revolving credit facility to expand the borrowing capacity under the revolving credit facility from $200.0 million to $250.0 million.

At December 31, 2004, Republic Inc. had $142.2 million outstanding and had issued $3.3 million in letters of credit under our revolving credit facility. The Company is required to maintain a borrowing availability of at least $25.7 million. The amount available under the GE credit facility was approximately $78.7 million in excess of the $25.7 million minimum availability requirement at December 31, 2004. Republic Inc. is required to pay an unused facility fee of one-half of one percent per annum on the average daily unused total commitment. Advances under the GE credit facility is limited by the borrowing base, as defined in the credit facility as the sum of 85% of eligible accounts receivable plus 65% of eligible inventory.

Borrowings under the GE credit facility are secured by a first priority perfected security interest in all of Republic Inc.’s presently owned and subsequently acquired inventory and accounts receivable. The obligations under the GE credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by Republic Inc.’s subsidiaries.

Borrowings under the credit facility bear interest, at Republic Inc.’s option, at either an index rate equal to the higher of the ‘‘prime rate’’ announced from time to time by The Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 basis points per annum, plus the applicable margin; or a LIBOR rate, plus the applicable margin. The applicable margin on index rate loans initially is 1.0% and on LIBOR loans is 2.75%. Commencing on April 1, 2005, the margins may be adjusted based on the average availability quarterly on a prospective basis. The base rate margins may be reduced to an amount between 0.00% and 1.00%, and the LIBOR margins may be adjusted to an amount between 1.75% and 2.75%. As of December 31, 2004, borrowings under the GE credit facility are accruing interest at the rate of 6.25% per year for index rate loans and 5.11% for LIBOR loans.

The revolving credit facility contains customary representations and warranties and customary covenants restricting Republic Inc.’s and its subsidiaries’ ability to, among other things and subject to various exceptions, alter the nature of its business, engage in mergers, acquisitions and asset sales, permit the creation of any security interests on any of its assets, incur additional indebtedness, declare dividends, make distributions or redeem or repurchase capital stock, prepay, redeem or repurchase other debt, make loans and investments or conduct transactions with affiliates. Our revolving credit facility also contains the following covenants:

•	restrict unfinanced capital expenditures during any fiscal year that exceeds $40.0 million in the aggregate

•	a minimum fixed charge coverage ratio not less than 1.25:1.0 for each 12-months most recently ended

•	minimum borrowing availability of $25.7 million

Events of default under the credit agreement include, but are not limited to, failure to pay principal, interest, fees or other amounts under the credit agreement when due or after expiration of a grace period, covenant defaults, any representation or warranty proving to have been materially incorrect when made, the revocation or purported revocation of any guarantee by any of the guarantors, unsatisfied final judgments over a threshold, bankruptcy events, the invalidity or impairment of any loan document or any security interest, a cross default to certain other debt, a change of control and certain ERISA defaults. In the event of default, there are provisions for remedies from the agent of the revolving credit facility.

The Company violated the indebtedness covenant in the GE Credit facility. The company has incurred $0.4 million in debt relating to a promissory note and $0.6 million in debt relating to capital lease financing, which it failed to disclose to GE Capital. On February 25, 2005 the Company was granted a waiver. As of February 25, 2005, we were in compliance with all covenants under our revolving credit facility.

Revolving working capital agreement with Perry Partners L.P.
On May 20, 2004 Republic Inc. repaid the Revolving working capital agreement with Perry Partners L.P. (Perry credit facility). Prior to the repayment, Republic Inc. maintained the credit facility, which was entered into on December 19, 2003 with Perry Partners L.P. Under the terms of the agreement, the facility was to mature on December 19, 2004. The Perry credit facility consisted of a senior secured credit facility with a commitment of up to $150.0 million. In March 31, 2004 the facility was amended to increase the commitment to $165.0 million and extend the maturity date to March 31, 2005.

Republic Inc. was required to pay an unused facility fee of one-half of one percent per annum on the average daily unused total commitment. The amount available to be borrowed at any time was limited by a borrowing base, as defined in the Perry credit facility as the sum of 85% of eligible accounts receivable plus 60% of eligible inventory.

Borrowing under the Perry credit facility were secured by a first priority perfected security interest in all of Republic Inc.’s presently owned and subsequently acquired inventory and accounts receivable.

The obligations under the Perry credit facility were secured and were unconditionally and irrevocably guaranteed jointly and severally by Republic Inc.’s subsidiaries.

Borrowings under the Perry credit facility bore interest, at Republic Inc.’s option, at either a base rate equal to the higher of the ‘‘prime rate’’ announced from time to time by Citibank, N.A. at its principal office in New York, New York or the weighted average of rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, plus the applicable margin; or a libor rate on deposits for one or three month periods, plus the applicable margin. The applicable margin on base rate loans initially was 1.5% and on Eurodollar loans was 4.5%.

The Perry credit facility contained negative covenants and provisions that restricted, among other things, the ability to incur additional indebtedness or guarantee the obligations of others, grant liens, make investments, pay dividends, repurchase stock or make other forms of restricted payments, merge consolidate and acquire assets or stock, engage in sale and leaseback transactions or dispose of assets, make capital expenditures in excess of $19.4 million for 2004, engage in transactions with Republic Inc.’s affiliates, and prepay or amend Republic Inc.’s senior secured notes.

Long-term debt
11% Senior Secured Promissory Notes due 2009
On May 20, 2004, Republic Inc. issued a $61.8 million senior secured promissory note under a senior secured note purchase agreement among Republic Engineered Products, Inc., as borrower, and Perry Principals Investments, LLC, as Term 2 Note holder. In the absence of an Event of Default, interest on the notes would accrue at the rate of 11% per annum and is payable on the last day of each calendar month until the loan matures on August 20, 2009. The notes require a 3% prepayment penalty and are secured by personal property and other assets of Republic Inc. as set forth by the security agreement to the senior secured promissory note. The outstanding principal balance of the 11% Senior Secured promissory notes was $61.8 million as of December 31, 2004.

May 2004 Senior Subordinated Note due 2009
On May 20, 2004, Republic Inc. issued an $8.4 million senior subordinated promissory note under a senior secured note purchase agreement among Republic Engineered Products, Inc., as borrower, and Perry Principals Investments, LLC, as Term 1 Note holder. In the absence of an Event of Default, interest on the notes will accrue at the rate of 7% per annum and is payable on the last day of each calendar month until the loan matures on August 20, 2009. This debt was repaid during July of 2004. The note was secured by personal property and other assets of Republic Inc. as set forth by the security agreement to the senior secured promissory note.

10% Senior Secured Notes due 2009
On December 19, 2003, in connection with the acquisition, Republic Inc. issued $21.0 million of 10% senior secured bank notes (bank notes). Republic Inc.’s bank notes require quarterly interest payments on March 31, June 30, September 30 and December 31 of each year. The note purchase agreement in respect to the bank notes requires Republic Inc. to redeem the notes with certain proceeds from asset sales of any collateral that secures the notes. The note purchase agreement also contains significant affirmative and negative covenants including separate provisions imposing restrictions on additional borrowings, certain investments, certain payments, sale or disposal of assets, payment of dividends and change of control provisions, in each case subject to certain exceptions. As of December 31, 2004, Republic Inc. was in compliance with all of these covenants. The bank notes are secured, subject to exceptions and limitations, by (1) a first priority lien on, and security interest in real estate and fixtures related to the Canton C-RTM facility and (2) fifty percent of any proceeds greater than $5.0 million but less than $25.0 million received by the Company after December 5, 2003 for business interruption coverage relating to the loss events experienced by REPH LLC at the Lorain, Ohio facility in 2003; provided that such security interests in business interruption insurance proceeds shall in no event exceed $10.0 million in the aggregate. During the year ended December 31, 2004 Republic Inc. received $34.2 million in insurance proceeds. As of October, 2004 Republic Inc. had fulfilled this repayment requirement. Republic Inc. was required, on December 31, 2003 and on the last day of each calendar quarter until maturity or until a maximum amount of $1.0 million in the aggregate is paid, to prepay 0.25% of the original principal amount or such lesser principal amount as shall then be outstanding. This requirement was discharged for all future periods during June 2004 as a result of the payment from insurance proceeds discussed above. Republic Inc.’s obligations under the bank notes are unconditionally and fully guaranteed jointly and severally by each of Republic Inc.’s subsidiaries. The outstanding principal balance of the bank notes as of December 31, 2004 was $10.9 million.

Ohio Department of Development Loan
On December 19, 2003, in connection with the acquisition, Republic Inc. assumed from REPH LLC a $5.0 million loan from the Ohio Department of Development. This loan accrues interest at the rate of 3% per annum payable on the first day of each calendar month until the loan matures in July 2008. Principal payments are required in the amount of $0.67 million, $1.64 million, $1.69 million and $1.00 million in the years 2005 to 2008, respectively. As of December 31, 2004 $.67 million is included in current portion of long-term debt. The loan is collateralized by the 20‰ mill modernization project at Lorain on a pari passu basis with the 10% senior secured notes.

Long term debt related to December 2003 acquisition
Prior to their early redemption in whole on May 20, 2004, Republic Inc.’s 10% senior secured notes were senior secured obligations of Republic Inc. and certain of its subsidiaries, aggregating $60.0 million of principal amount, $80.0 million face amount, and were scheduled to mature on December 19, 2009.

On December 19, 2003, the 10% senior secured notes were issued under an indenture among Republic Engineered Products, Inc., as issuer, PAV Republic, Inc., PAV Railroad, Inc., and PAV Machine, LLC, as guarantors, and U.S. Bank National Association, as trustee and collateral agent. These 10% senior secured notes were issued in connection with the acquisition of the operating assets of REPH LLC. The indenture governing these notes required Republic Inc. to redeem the senior secured notes with certain proceeds from asset sales of any collateral that secures the notes and contained significant affirmative and negative covenants including separate provisions imposing restrictions on additional borrowings, certain investments, certain payments, sale or disposal of assets, payment of dividends and change of control provisions, in each case subject to certain exceptions. The notes were secured, subject to exceptions and limitations, by a first priority lien on, and secured interest in, substantially all of Republic Inc.’s existing assets other than the Canton C-RTM facility, inventory, accounts receivable and intellectual property and related assets, and a first priority interest in Republic Inc.’s capital stock and other equity interests. Republic Inc.’s obligations under the senior secured notes were unconditionally and fully guaranteed jointly and severally on a senior secured basis by each of its direct subsidiaries.

The Bondholders’ priority lien on Republic Inc.’s existing assets, entitled them to a security interest in the $13.9 million of property insurance proceeds received by REPH LLC in October 2003. As a result of the redemption on May 20, 2004, this interest was released and the encumbered funds became available to the Company.

Capital lease obligations
On December 31, 2004 the amount included in property, plant and equipment for various equipment and computer capital leases was $0.8 million, net of $0.2 million of accumulated amortization. These various capital leases require minimum payments in 2005 of $0.4 million and 2006 of $0.3 million, which is included in other accrued liabilities and other long-term liabilities, respectively.

(9) Insurance proceeds

In 2003, REPH LLC’s operations were negatively impacted by the loss of one of two blast furnaces located in Lorain, Ohio. As a result, REPH LLC has filed business interruption and property damage insurance claims. The Company acquired the right to reimbursement from insurance claims for damage incurred to the #3 blast furnace under the terms of the asset purchase agreement. During the year ended December 31, 2004, the Company received $34.2 million of insurance proceeds. The Company recorded the receipt of the insurance proceeds and reduced non current assets by $16.4 million, and the remainder resulted in the recognition of $10.2 million in extraordinary gain, net of tax of $6.5 million. Reimbursements from the business interruption insurance claims up to $25.0 million were subject to the security interest maintained by Republic Inc.’s bank note holders as discussed in note 8. The Company, as of October, 2004, paid $10.0 million to satisfy in full this security interest. The Company will continue to seek reimbursement on the full amount of the business interruption and property damage insurance claims.

(10) Benefit plans

In August 2002 REPH LLC implemented a new collective bargaining agreement with the United Steelworkers of America (USWA). The Company assumed this labor agreement in connection with the acquisition of the operating assets of REPH LLC. The USWA labor agreement covers the vast majority of our hourly employees. The USWA supported the acquisition and assumption of the labor agreement. The labor agreement expires on August 15, 2007.

Wage and benefit provisions under this collective bargaining agreement are specified until expiration of the agreement and will be subject to negotiations at that time. The labor agreement provides for the creation of a defined contribution program for retirement healthcare and pension benefits. The Company is required to make a contribution for every hour worked. The contribution amount was $3.00 for every hour worked through August 16, 2004. At that time, the contribution amount increased to $3.50 for every hour worked. Effective August 16, 2005 and until the expiration of the labor contract, the contribution increases to $3.80 for every hour worked. Contributions are directed by the USWA to provide either pension benefits and/or retiree medical coverage for future eligible employees of Republic Inc. and for retirees of REPH LLC. (However, no contributions may be used for the purpose of providing medical coverage for the retirees of REPH LLC if they create, or result in, any liability whatsoever on the part of the Company for any obligation of REPH LLC, or any independent obligation to the retirees of REPH LLC.) Republic Inc.’s contributions to the benefits trust constitute its sole obligation with respect to providing these benefits. The Company recorded expense of $12.5 million in expense related to this provision of the labor contract for the year ending December 31, 2004.

The labor agreement also establishes a profit sharing plan to which the Company is required to contribute 15% of its quarterly pre-tax income, as defined in the labor agreement, in excess of $12.5 million. Twenty-five percent of these contributions will be divided among USWA-represented employees who are covered by the labor agreement based on the numbers of hours worked and the remaining 75% will be contributed to the benefits trust described above. Contributions, if any, will be distributed to employees and the benefits trust within 45 days of the end of each fiscal quarter. The Company recorded expense of $9.7 million for the year ending December 31, 2004 for the profit sharing obligation under this plan.

The Company has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and employee deferrals. The Company funds contributions to this plan each pay period based upon the participants age and service as of January 1st of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of 5 years of service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25% matching contribution for the first 5% of an employee’s contributions. Employees are 100% vested in both their and the Company’s matching contributions. The Company recorded expense of $2.4 million under this plan for the year ending December 31, 2004.

In 2004, Republic Inc. adopted a profit sharing plan for salary and non-union hourly employees excluding a select group of managers and executives. The Company is required to contribute 3% of its quarterly pre-tax income, as defined in the plan, in excess of $12.5 million. During the year-ended December 31, 2004 the Company incurred a $2.0 million profit sharing obligation under this plan.

In 2004, Republic Inc. adopted a management incentive plan for a select group of managers and executives. Incentives are based upon achievement of specific corporate and individual objectives which include financial results, product yield improvement, energy utilization, quality, safety, and delivery reliability. During the year ended December 31, 2004 the Company recorded a liability and expense of $2.5 million in connection with this plan. In addition, the Board of Directors approved incentive compensation for Joseph F. Lapinsky, Chief Executive Officer, of $1.1 million for the year ended December 31, 2004, which we expensed and accrued in 2004.

In 2004, the Company assumed a deferred compensation plan covering certain key employees. This plan was adopted by REPH LLC and became effective on August 1, 2003. The plan allows for the employee to make annual deferrals of base salary and provides for a fixed annual contribution by the Company based on a percentage of salary. The Company incurred $0.3 million of expense associated with this plan for the year ended December 31, 2004.

(11) Income taxes

The components of the income tax provision (benefit) for the Company for the year ended December 31, 2004 are as follows (in thousands):

Current:
Federal	$17,996
State and local	3,183
Foreign	614
Total current	21,793
Deferred:
Federal	(3,328)
State and local	(381)
Total deferred	(3,709)
Total	$18,084
The following is a reconciliation of the Company’s effective income tax rate to the Federal statutory rate for the year ended December 31, 2004:

Statutory rate	35.0%
Provision for state and local taxes, net of federal effect	4.0%
Valuation allowance and other	(0.7)%
Effective income tax rate	38.3%

Deferred tax assets and liabilities as of December 31, 2004 are presented below (in thousands):

Deferred tax assets:
Capitalized inventory costs	$8,562
Compensation and benefits	6,026
Accrued expenses	3,271
Allowance for doubtful accounts	299
Total deferred tax assets	18,158
Deferred tax liabilities:
Inventory	(9,114)
Property, plant, and equipment	(2,871)
Prepaid expenses	(2,333)
Total deferred tax liabilities	(14,318)
Net deferred tax assets	$3,840

The fair values of the net assets of REPH LLC acquired by the Company on December 19, 2003 exceeded the purchase price. Accordingly, this difference was proportionately allocated to reduce the tax values otherwise assigned to prepaid expenses, property, plant, equipment, and other assets. The deferred tax assets and liabilities as of December 31, 2004 reflect adjustments to the original purchase price allocation.

Deferred taxes are provided on the differences between the tax basis of assets and liabilities and their reported amounts in the Company’s consolidated financial statements. As of the date of acquisition there were differences between the tax basis of certain assets and liabilities and their reported amounts.

The differences between the tax basis of the acquired assets and their reported amounts were equal to the differences between the tax basis of the liabilities assumed and their reported amounts. Therefore, the net deferred tax assets and liabilities at the date of acquisition were zero.

During the period from January 1, 2004 to December 31, 2004, certain deferred tax assets and liabilities reversed, resulting in a net deferred tax asset at December 31, 2004 of $3.8 million. Management believes it is more likely than not that all of the deferred tax assets will be realized due to generating sufficient amounts of taxable income in the future, and accordingly, no valuation allowance is required at December 31, 2004.

(12) Related party transactions

PAV Republic, Inc. and certain of its stockholders have entered into a stockholders agreement. Under the terms of such stockholders’ agreement, if Perry and Perry International propose to transfer any shares of stock, each stockholder of PAV Republic may participate in such transfer on a pro rata basis. In the event Perry and Perry International propose and the Board of PAV Republic approves of a transfer of a majority of assets or a majority of the Company’s outstanding stock to an unaffiliated third party, each stockholder will be obligated to sell its shares in connection with such transaction.

On May 20, 2004, the Company agreed to pay a transaction fee of $1.8 million to Perry Principals Investments, L.L.C, an affiliate of Perry, in connection with its $61.8 million senior secured promissory note and guaranty agreement between Republic Engineered Products, Inc. and Perry Principals Investments, L.L.C. (see Note 8)

On May 20, 2004, the Company agreed to pay a transaction fee of $0.2 million to Perry Principals Investments, L.L.C., an affiliate of Perry, in connection with its $8.4 million senior subordinated promissory note and guaranty agreement between Republic Engineered Products, Inc. and Perry Principals Investments, L.L.C. (see Note 8). This note was repaid in full in July 2004.

During the year ended December 31, 2004, the Company made a payment of $0.3 million to Perry Partners LP to reimburse Perry Partners LP for expenses it incurred in connection with the acquisition in December 2003 and other expenses.

On December 31, 2004, Perry Principals, L.L.C., an affiliate of Perry Capital, the Company’s principal stockholder, was the holder of $1.3 million of the outstanding 10% Senior Secured Notes due August 31, 2009.

On December 31, 2004, Contrarian Funds LLC, a stockholder of the Company, was the holder of $1.9 million of the outstanding 10% Senior Secured Notes due August 31, 2009.

(13) Commitments and contingencies

The Company, in the ordinary course of business, is the subject of or party to various pending or threatened legal and environmental actions. The Company provides for the costs related to these matters when a loss is probable and the amount is reasonably estimable. Based on information presently known to the Company, management believes that any ultimate liability resulting from these actions will not have a material adverse affect on its consolidated financial position, results of operations or cash flows.

US Steel is the Company’s primary supplier of iron ore and coke. The Company was informed by US Steel that it did not intend to renew its current supply agreement, which expired at the end of December 2004. On October 22, 2004, the Company and U.S. Steel finalized transition supply agreements which will provide iron ore and a portion of the Company’s coke requirements from January 1, 2005 through June 30, 2005. The Company is working to develop additional sources for these raw materials.

On October 11, 2004 our Board of Directors approved the installation of a new five-strand combination billet/bloom caser and associated equipment at our Canton facility. We began the preparation for installation of the new equipment in December 2004. We anticipate the project to cost approximately $50.0 million to complete and will become fully operational by the fourth quarter of 2005. At December 31, 2004 the Company had executed contracts relating to this project in the amount of $24.2 million. The anticipated expenditures associated with this project are expected to be funded using cash from operations and borrowings under our revolving credit facility.

The Company leases certain equipment, office space and computer equipment under non-cancelable operating leases. These leases expire at various dates through 2012. Rental expense on operating leases amounted to $8.9 million for the year ended December 31, 2004. At December 31, 2004, total minimum lease payments under noncancelable operating leases are $2.9 million in 2005, $1.3 million in 2006, $1.0 million in 2007, $0.8 million in 2008 and $1.2 million thereafter.

(14) Environmental matters

As is the case with most steel producers, the Company could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Company’s facilities acquired in December 2003 from REPH LLC. The reserve to cover environmental remediation liabilities that the Company considers probable and reasonably estimable, based on current information and existing laws and regulations, was $4.9 million as of December 31, 2004. The reserve includes estimated costs associated with (i) the current investigation and cleanup underway at our Canton plant pursuant to an administrative order on consent with EPA, issued pursuant to the federal agency’s corrective action authority under the Resource Conservation and Recovery Act (RCRA); (ii) the potential for similar investigation/cleanup obligations associated with historic operations and on-site waste management practices at our Lorain, Lackawanna and Massillon plants; and (iii) several smaller environmental remediation items, each less than $100,000. The Company is not otherwise aware at this time of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to our facilities for which the establishment of an additional reserve would be appropriate at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

(15) Obligation to administer USWA benefits

In 2004 the Company entered into an agreement with the USWA to administer health insurance benefits to the Company’s USWA employees while on layoff status and to administer payment of monthly contributions to the Steelworker’s Pension Trust on behalf of local union officials while on union business. To fund this program the USWA provided a cash contribution of $3.0 million. As of December 31, 2004, the balance of this cash account totaled $2.8 million. Expenditures from this account were used to provide health insurance to laid off USWA employees. The Company has agreed to continue to administer this program until the fund is exhausted. The Company will provide the USWA with periodic reports regarding the financial status of the fund. The cash account of $2.8 million is recorded as an other asset and the related liability is recorded as an other long-term liability.

(16) Disclosures about fair value of financial instruments and significant group concentration of credit risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a) Cash and cash equivalents
The carrying amount approximates fair value because of the short maturity of these investments.

(b) Revolving credit facilities
Since these borrowings are based on short-term interest notes available to the Company, the estimated fair values of these financials instruments approximate their recorded carrying amounts.

(c) Long-term debt
The fair value of the Company’s long-term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The estimated fair values of the Company’s financial instruments as of December 31, 2004 are as follows:

	Carrying amount	Fair Value
Cash and cash equivalents	$3,748	$3,748
Revolving credit facilities	142,219	142,219
Long-term debt	77,027	77,027

(17) Derivative instruments and hedging activities

The Company purchases natural gas under short term supply contracts. In an effort to manage the risks associated with fluctuations in market prices, we periodically use hedging instruments including options on natural gas. We purchase options for a portion of our natural gas requirements. These options are designed to cap our exposure to extreme price volatility thereby limiting the unfavorable effect of price increases on our operating costs. Changes to the fair value of the premiums paid for these option contracts are recorded as a change in the value of prepaid assets and as an increase or offset to cost of goods sold.

(18) Comprehensive income

Other comprehensive income consists of foreign currency translation adjustments. At December 31, 2004, the Company recognized $0.2 million in other comprehensive income relating to foreign currency translation adjustments.

(19) Other Postretirement Benefits

In connection with the acquisition of the operating assets of REPH LLC, the Company assumed a defined retiree health care plan covering approximately 14 union hourly employees. These benefits are provided under the terms of the collective bargaining agreement with the Bricklayers & Allied Craftsman International Union and are based upon years of service and age. Health care benefits that are provided include comprehensive hospital, surgical, major medical and drug benefit provisions. Participation in the plan requires the retiree to contribute 50% of the cost of the benefit plan. Currently there are no plan assets and the Company funds the benefits as claims are paid.

The postretirement benefit obligation was determined by application of the terms of the health care provided together with relevant actuarial assumptions and healthcare cost trends. The Company uses a December 31 measurement date.

Fiscal year ending:	December 31, 2004 (dollars in thousands)
Change in Accumulated Postretirement Benefit Obligation
Accumulated postretirement benefit obligation at beginning of year	$537
Service cost	14
Interest cost	33
Actuarial loss/(gain)	26
Benefits paid	(21)
Accumulated postretirement benefit obligation at end of year	591
Change in Plan Assets
Fair value of plan assets at beginning of year	—
Employer contribution	21
Benefits paid	(21)
Fair value of assets at end of year	—
Information on Funded Status
Funded status	(591)
Unrecognized net actuarial loss (gain)	26
Net amount recognized	(564)
Components of Net Periodic Postretirement Benefit Cost
Service cost	$14
Interest cost	33
Net periodic postretirement benefit cost	47
Assumptions
Weighted-average assumptions used to determine accumulated postretirement benefit obligation as of December 31
a. Discount rate	6.00%
b. Rate of compensation increase	N/A
Weighted-average assumptions used to determine net periodic postretirement benefit cost for years ended December 31
a. Discount rate	6.25%
b. Rate of compensation increase	N/A
c. Expected return on plan assets	N/A
Assumed health care cost trend rates at end of year
a. Assumed health care cost trend rate for the coming year	10.00%
b. Rate that the cost trend gradually declines to	5.00%
c. Year that the rate reaches the rate it is assumed to remain at	2009

Sensitivity Analysis	1-percentage point Increase
Effect on total of service and interest cost components	$11
Effect on postretirement benefit obligation	131
Estimate Future Benefit Payments
2005	$22
2006	22
2007	19
2008	20
2009	18
2010 - 2014	$108

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position (FSP) FAS 106-1 (issued January 2004), ‘‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,’’ the Company elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost in 2003 and 2004. FSP FAS 106-2 (issued May 2004), ‘‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’’ will require the Company to determine whether its plan is at least actuarially equivalent to the Medicare benefit as at January 1, 2005 and account for the effects of the Act, if any, beginning in 2005. The Company is currently assessing whether the benefits provided by its plan are actuarially equivalent to the Medicare benefit.

(20) Subsequent event

The Company announced in November 2004 its intent for an initial public offering (IPO) of PAV Republic Inc. The Company plans to sell approximately 30% to 35% of its equity in the IPO and expects to complete the IPO in the first half of 2005, subject to market conditions and receipt of various regulatory approvals.

On March 15, 2005, the Company amended its 2004 Equity Incentive Plan in order to bring it into compliance with new Section 409A of the Internal Revenue Code. In addition, outstanding stock options issued to certain executives were also amended in response to new Section 409A of the Code. As amended, the stock options are exercisable only on the earliest of (i) a fixed date or pursuant to a fixed schedule, (ii) death, (iii) disability, or (iv) in certain circumstances, the executive’s separation from employment with the Company and/or its subsidiaries. The repurchase provisions with respect to shares received on the exercise of the outstanding options were also modified so that after this offering (i) the Company will have no contractual right to repurchase shares held by Mr. Lapinsky upon termination of his employment with the Company and (ii) the Company’s right to repurchase shares held by the other executives shall be limited to a contractual repurchase right entitling the Company to repurchase shares held by executives only if that executive’s employment is terminated for Cause for a price per share equal to the lesser of its original cost or fair market value. The Company has granted to each executive in 2005 an additional grant exercisable for a number of shares of the Company equal to five percent of the shares of the Company executive would have received upon exercise in full of his or her 2004 grant, assuming such 2004 grant had been exercisable in full at the time of the subsequent 2005 grant.

(21) Segment information

The Company is primarily engaged in one line of business that produces and sells engineered steel bars. Our products include hot rolled bars, cold finished bars, semi-finished seamless tube rounds and other semi-finished trade products. On December 19, 2003, Republic Engineered Products, Inc., our wholly-owned subsidiary, acquired substantially all of the operating assets and assumed certain liabilities of REPH LLC. Upon completion of the acquisition the company implemented a strategy to manage our product mix by focusing on higher value-added bar product with more engineering content and metallurgical specificity, which command premium margins. Our product lines are marketed to a common customer base. Our customers include automotive and industrial equipment manufacturers, first tier suppliers to automotive, forgers and tubular and pipe product manufacturers. We differentiated the Company from its predecessor by exiting the lower commodity business. The transition to a single segment culminated in the fourth quarter of 2004.

The manufacturing process for all our engineered products begins with steel being melted in either Canton or Lorain, Ohio. The molten steel is then poured into either a four, five or six-strand continuous caster through which the steel flows and cools. The cooled blooms or billets solidify, then are cut to length before further processing. The casters produce round blooms and billets that are feedstock for hot-rolled seamless tube products or rectangular blooms or square billets that are transported to one of three bar rolling mills.

At the rolling mill, blooms and billets are converted to hot rolled bars by reheating, then rolling the products through a series of continuous roll stands. The steel is reduced in cross-section and elongates through this process. The completed hot-rolled products are either coiled or are placed on a cooling bed and then cut into required lengths. The items are then stacked into coils or bundles and placed in warehouses from which they are shipped directly to the customer or to one of our cold finishing mills for further processing.

Our product lines include:

Hot rolled bar products. Hot rolling changes the internal physical properties, size, and shape of the steel. As a direct cast billet or bloom is reduced in size, the strength and integrity of the resulting bar or rod product is increased. Since blooms have larger cross-sectional area than billets, a greater reduction to finished size occurs. Accordingly, a bar or rod product rolled from a cast bloom is generally stronger than a direct cast billet product of the same size and metallurgical content. Typically customers concerned about product quality and strength as related to reduction of area require bloom based hot-rolled bar products. Direct cast billet products are generally used for smaller bar product sizes and for less demanding end-use applications.

Cold finished bar products. Cold finishing improves the physical properties of hot-rolled products through value-added processes. Cold finishing processes generate products with more precise size and straightness tolerances as well as a surface finish that provides customers with a more efficient means of producing a number of end products by often eliminating the first processing step in the customer’s process.

Semi-Finished Seamless Tube Rounds. In connection with our current supply arrangement with US Steel Corporation, we produce semi-finished seamless rounds at our Lorain, Ohio facility for purchase by US Steel’s Lorain, Ohio and Fairfield, Alabama facilities. Seamless tubes are used in oil and gas drilling and exploration applications.

Other Semi-Finished Trade Products. We also sell semi-finished trade products to trade customers that are cast or rolled into round cornered squares. These products are typically sold for forging applications or to rolling mills operated by competitors that do not have melt shop facilities or to steel service centers or distributors, for further processing before they reach the ultimate end user.

The following table presents the sales of our product lines as a percentage of our total sales, for the year ended December 31, 2004.

Product
Hot-rolled bars	70.1%
Cold-finished bars	13.8%
Semi-finished seamless tube rounds	10.8%
Other semi-finished trade products	5.3%
Total	100.0%

Foreign sales for all product lines were 6.3% of the Company’s total sales for the year ended December 31, 2004. The Company’s foreign long-lived assets, located in Ontario, Canada, represent 0.5% of the Company’s total assets. The Company did not own any foreign long-lived assets until the acquisition of Republic Canadian Drawn, Inc. on January 29, 2004.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
PAV Republic, Inc. and Subsidiaries
Akron, Ohio

We have audited the accompanying consolidated balance sheet of PAV Republic, Inc. and Subsidiaries (the “Company”) as of July 22, 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the period January 1, 2005 through July 22, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PAV Republic, Inc. and Subsidiaries at July 22, 2005, and the results of its operations and its cash flows for the period January 1, 2005 through July 22, 2005 in conformity with accounting principles generally accepted in the United States of America.

September 15, 2006

BDO SEIDMAN LLP

PAV Republic, Inc. and Subsidiaries Consolidated Balance Sheet As of July 22, 2005 (in thousands of dollars)
Assets
Current assets:
Cash and cash equivalents	$1,398
Accounts receivable, less allowance of $21,735	108,281
Inventories (note 4)	213,733
Deferred income taxes (note 9)	6,951
Prepaid expenses and other current assets	4,631
Total current assets	334,994
Property, plant and equipment
Land and improvements	827
Buildings and improvements	1,750
Machinery and equipment	16,610
Construction-in-progress (note 11)	43,977
Total property, plant and equipment	63,164
Accumulated depreciation	(2,288)
Net property, plant and equipment	60,876
Intangible assets and deferred costs, net of accumulated amortization (note 5)	6,207
Other assets (notes 7 and 13)	4,891
Total assets	$406,968

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt (note 6)	$1,617
Accounts payable	78,515
Accrued compensation and benefits	31,048
Accrued interest	418
Accrued income taxes (note 9)	7,994
Other accrued liabilities	7,392
Total current liabilities	126,984
Long-term debt (note 6)	65,183
Revolving credit facility (note 6)	70,200
Accrued environmental liabilities (note 12)	3,315
Deferred income taxes (note 9)	1,329
Other long-term liabilities (notes 6 and 13)	3,465
Total liabilities	270,476
Stockholders’ equity:
Common stock, $0.01 par value, 60,000 shares authorized, 50,074 issued and outstanding	1
Additional paid-in capital	61,495
Retained earnings	74,839
Accumulated other comprehensive loss (note 15)	157
Total stockholders’ equity	136,492
Total liabilities and stockholders’ equity	$406,968

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and Subsidiaries Consolidated Statement of Operations For the Period January 1, 2005 to July 22, 2005 (in thousands of dollars)

Net sales	$858,694
Cost of goods sold	747,023
Gross profit	111,671

Selling, general and administrative expense	47,948
Depreciation and amortization expense	1,330
Other operating income, net	(768)
Operating income	63,161
Interest expense	8,521
Interest income	(96)
Income before income taxes	54,736

Provision for income taxes (note 9)	20,526

Net income before extraordinary gain	34,210

Extraordinary gain, net of tax (note 17)	2,061

Net income	$36,271

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and Subsidiaries Consolidated Statement of Stockholders’ Equity and Comprehensive Income For the Period January 1, 2005 to July 22, 2005 (in thousands of dollars)

	Common Shares Par Value	Additional Paid-in Capital	Accumulated Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2004	$1	$55,923	$38,568	$162	$94,654
Stock-based compensation expense (note 7)	-	5,572	-	-	5,572
Comprehensive income:
Net income	-	-	36,271	-	36,271
Currency translation adjustment (note 15)	-	-	-	(5)	(5)
Total comprehensive income		-	36,271	(5)	36,266
Balance, July 22, 2005	$1	$61,495	$74,839	$157	$136,492

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and Subsidiaries Consolidated Statement of Cash Flows For the Period January 1, 2005 to July 22, 2005 (in thousands of dollars)

Cash flows from operating activities:
Net income	$36,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,330
Amortization of deferred financing costs	807
Write off of deferred costs	2,027
Stock-based compensation expense	5,572
Changes in operating assets and liabilities:
Decrease in accounts receivable	31,810
Decrease in inventory	29,618
Decrease in prepaid and other assets	13,735
Increase in accounts payable	28,137
Decrease in accrued compensation and benefits	(3,502)
Decrease in accrued interest	(122)
Decrease in accrued income tax - accrued and deferred	(14,986)
Decrease in other accrued liabilities	(5,888)
Decrease in accrued environmental liabilities	(332)
Net cash provided by operating activities	124,477
Cash flows from investing activities:
Capital expenditures	(42,842)
Net cash used in investing activities	(42,842)
Cash flows from financing activities:
Proceeds from revolving credit facilities	184,290
Repayment of revolving credit facilities	(256,309)
Repayments of long-term debt	(10,895)
Deferred financing costs	(1,066)
Net cash provided by financing activities	(83,980)
Effect of exchange rate	(5)
Net decrease in cash and cash equivalents	(2,350)
Cash and cash equivalents - beginning of period	3,748
Cash and cash equivalents - end of period	$1,398
Supplemental cash flow information:
Cash paid for interest	$8,130
Cash paid for income taxes	$37,153

See accompanying notes to consolidated financial statements.

(1)      Nature of Operations, Organization and Other Related Information

PAV Republic, Inc. (the Company or PAV) commenced operation on December 19, 2003 after acquiring substantially all of the operating assets of REPH LLC (formerly known as Republic Engineered Products Holdings LLC) in a sale of assets under Section 363 of the United States Bankruptcy Code. PAV also acquired assets located on the premises of REPH LLC’s machine shop located in Massillon, Ohio; assets located on the premises of REPH LLC’s corporate headquarters located in Akron, Ohio.

PAV is a Delaware corporation, which owns 100% of the outstanding stock of Republic Engineered Products, Inc. (Republic Inc). PAV has no substantial operations or assets, other than its investment in Republic Inc. Republic Inc, a Delaware corporation, produces special bar quality steel products. Special bar quality steel products are high quality hot-rolled and cold-finished carbon and alloy steel bars and rods used primarily in critical applications in automotive and industrial equipment. Special bar quality steel products are sold to customers who require precise metallurgical content and quality characteristics. The Company’s products include hot-rolled bars, cold-finished bars, semi-finished seamless tube rounds and other semi-finished trade products. The Company’s customers include automotive and industrial equipment manufacturers, first tier suppliers to automotive, forgers, and tubular and pipe product manufacturers.

Republic Machine, LLC, Republic N&T Railroad, Inc. and Republic Canadian Drawn, Inc. are wholly owned subsidiaries of Republic Inc. Republic Machine, LLC is a Delaware limited liability company which operates the machine shop located in Massillon, Ohio. Republic N&T Railroad, Inc. is a Delaware corporation and operates the railroad assets located at the Company’s Canton and Lorain, Ohio facilities. Republic Canadian Drawn, Inc. is an Ontario, Canada corporation which operates the cold-finishing plant located in Ontario, Canada.

The manufacturing process for the Company’s products begins with steel melted in either the Canton or the Lorain, Ohio facilities. The molten steel is then poured into a four, five or six-strand continuous caster through which the steel flows and cools. The cooled blooms or billets solidify, and then are cut to length before further processing. The casters produce round blooms and billets that are feedstock for hot-rolled seamless tube products or rectangular blooms or square billets that are transported to one of three bar rolling mills.

At the rolling mill, blooms and billets are converted to hot-rolled bars by reheating, then rolling the products through a series of continuous roll stands. The steel is reduced in cross-section and elongates through this process. The completed hot-rolled products are either coiled or are placed on a cooling bed and then cut into required lengths. The bars are bundled and banded, then placed in warehouses from which they are shipped directly to the customer or to one of the Company’s cold-finishing plants for further processing.

The Company’s product lines include:

Hot-rolled bar products. Hot-rolling changes the internal physical properties, size, and shape of the steel. As a direct cast billet or bloom is reduced in size, the strength and integrity of the resulting bar or rod product is increased. Since blooms have larger cross-sectional area than billets, a greater reduction to finished size occurs. Accordingly, a bar or rod product rolled from a cast bloom is generally stronger than a direct cast billet product of the same size and metallurgical content. Typically customers concerned about product quality and strength as related to reduction of area require bloom based hot-rolled bar products. Direct cast billet products are generally used for smaller bar product sizes and for less demanding end-use applications.

Cold-finished bar products. Cold-finishing improves the physical properties of hot-rolled products through value-added processes. Cold-finishing processes generate products with more precise size and straightness tolerances as well as a surface finish that provides customers with a more efficient means of producing a number of end products by often eliminating the first processing step in the customer’s process.

Semi-Finished Seamless Tube Rounds. In connection with the Company’s current supply arrangement with United States Steel Corporation (US Steel), the Company produces semi-finished seamless rounds at the Company’s Lorain, Ohio facility for purchase by US Steel’s Lorain, Ohio and Fairfield, Alabama facilities. Seamless tubes are used in oil and gas drilling and exploration applications.

Other Semi-Finished Trade Products. We also sell semi-finished trade products to trade customers that are cast or rolled into round cornered squares. These products are typically sold for forging applications or to rolling mills operated by competitors that do not have melt shop facilities or to steel service centers or distributors, for further processing before they reach the ultimate end user.

The following table presents the sales of the Company’s product lines as a percentage of the Company’s total sales for the periods indicated:

Hot-rolled bars	63.7%
Cold-finished bars	13.4%
Semi-finished seamless tube rounds	14.9%
Other semi-finished trade products	8.0%
100.0%

(2)        Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of PAV Republic, Inc. and Subsidiaries for period from January 1, 2005 to July 22, 2005. All significant intercompany balances and transactions have been eliminated in consolidation.

(3)      Summary of Significant Accounting Policies

(a)     Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalents.

(b)     Inventories

The Company values inventories at the lower of cost or market applied on a last-in, first-out (LIFO) method of inventory costing.

(c)     Derivative Instruments

The Company is exposed to fluctuations in natural gas prices. The Company has a hedging policy to manage its exposure to natural gas price fluctuations when practical. The Company’s policy includes establishing a risk management philosophy and objectives designed to cap the Company’s exposure to the extreme price volatility of natural gas and thereby limiting the unfavorable effect of price increases on the Company’s operating costs. The Company does not enter into contracts for the purpose of speculation. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

(d)     Property, Plant, and Equipment

The Company’s property, plant, and equipment are stated at cost and include improvements that significantly increase productive capacity or extend the useful lives of existing plant and equipment. The Company provides for depreciation of property, plant, and equipment on the straight-line method based upon the estimated useful lives of the assets. The range of estimated useful lives of the Company’s assets is as follows:

Buildings and improvements	10-25 years
Land improvements	5-25 years
Machinery and equipment (the vast majority of lives are from 10-20 years)	5-20 years
Computer equipment	3-5 years

Repair and maintenance costs that significantly increase productive capacity or extend the useful lives of existing plant and equipment are capitalized. All other repair and maintenance costs are expensed as incurred. Capital expenditures for projects that cannot be put into use immediately are included in construction-in-progress. As of July 22, 2005, PAV estimated $13.5 million of costs associated with completion of current approved projects, excluding the five-strand combination billet/bloom caster and associated equipment discussed in note 12. Interest is capitalized in connection with major capital projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. During the period January 1, 2005 to July 22, 2005, interest costs of $0.5 million were capitalized. When construction-in-progress projects are completed, they are transferred to depreciable assets. Net gains or losses related to asset dispositions are recognized in the Company’s operating results in the period in which the disposition occurs.

(e)     Impairment of Long-Lived Assets

Long-lived assets, consisting of property, plant, and equipment, are periodically reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related group of assets, may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the lesser of the recovery amount or the fair value of the assets. Measurement of fair value may be based upon appraisals, market values of similar assets or discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less cost to sell and are no longer depreciated.

(f)     Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g)     Environmental Costs

The Company and other steel companies have, in recent years, become subject to increasingly stringent environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable.

The recorded amounts represent estimates of the environmental remediation costs associated with future events triggering or confirming the costs that, in management’s judgment, are probable. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations, and take into consideration the likely effects of inflation and other societal and economic factors. The precise timing of such events cannot be reliably determined at this time due to the absence of any deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended. No claims for recovery are netted against the stated amount.

(h)       Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. The Company’s customers have no rights to return product, other than for defective materials. As sales are recognized, reserves for defective materials are recorded as a percentage of sales and are charged against such sales. This percentage is based on historical experience. The adequacy of reserve estimates is periodically reviewed by comparison to actual experience and adjusted as appropriate.

(i)     Allowances for Doubtful Accounts

Allowances for doubtful accounts are maintained to provide for estimated losses resulting from the inability of customers to make required payments. If the financial condition of these customers deteriorates, resulting in their inability to make payments, additional allowances may be required. Actual losses could differ from these estimates. The Company also records an allowance for accounts receivable for customers based on a variety of factors, including pricing adjustments, length of time receivables are past due, and historical experience. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(j)      Cost of Goods Sold

The Company expenses outbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs as cost of goods sold.

(k)     Selling, General and Administrative Expense

The Company includes overhead expenses not directly associated with the manufacture or delivery of goods, administrative salaries, rent, utilities, telephone, travel, property and casualty insurance and expenses related to order taking and product sales in selling, general and administrative expense.

(l)      Incentive Compensation Costs

Incentive compensation costs are significant expense categories that are highly dependent upon management estimates and judgments. In arriving at the amount of expense to recognize, management believes it makes reasonable estimates and judgments using all significant information available. Incentive compensation costs are accrued on a monthly basis, and the ultimate determination is made after the Company’s year-end results are finalized.

(m)    Use of Estimates

The preparation of consolidated financial statements, in conformity with U.S. GAAP, requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has made significant accounting estimates with respect to the valuation allowances for receivables, inventories, long-lived assets, deferred income tax assets and liabilities, environmental liabilities and obligations related to employee health care.

(n)     Stock-based Compensation

The Company accounted for stock based compensation under the fair value method as permitted under Statement of Financial Accounting Standard No. 123, “Accounting for

Stock Based Compensation.” Compensation expense was measured at fair value at the grant date using the Black-Scholes option pricing model and is recognized over the vesting period.

(o)     Foreign Currency Translation

Asset and liability accounts of the Company’s foreign operations are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Translation adjustments are reflected as a component of other comprehensive income included in stockholders’ equity.

(p)    Other Post-Retirement Benefits

Accounting for other post-retirement benefits requires the use of actuarial methods and assumptions including, among others, assumptions about employees’ future retirement decisions, mortality of participants, future increases in health care costs, discount and interest rates and plan continuation. Changing these assumptions would have an impact on the Company’s disclosed obligation and annual expense for other post-retirement benefits. Actuarial gains and losses are deferred and amortized over future periods.

(q)     New Accounting Pronouncements

In November 2004, Statement of Financial Accounting Standards No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), was issued. This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect any financial statement implications related to the adoption of this Statement.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This Interpretation is to be effective no later than December 31, 2005, with early adoption encouraged. The Company has evaluated the application of FASB Interpretation No. 47 and determined it has no effect on the Company’s consolidated financial statements.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statement.” SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented as if the new accounting principle had always been used unless it is impractical to do so. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a “restatement”. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company does not expect any financial statement implications related to the adoption of this Statement.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - and amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect any financial statement implications related to the adoption of this Statement.

In December 2004, the FASB issued Statement No. 123 (R) (revised 2004) “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”.  Statement 123 (R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows.  Generally, the approach to accounting in Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.  Statement 123 (R) is effective for the Company beginning January 1, 2006.  The Statement offers several alternatives for implementation.  The Company does not expect any financial statement implications related to the adoption of this Statement due to the subsequent termination of the plan due to the acquisition of PAV Republic by SimRep (note 20).

(4)         Inventories

The components of inventories as of July 22, 2005 are as follows:

Raw materials	$87,431
Semi-finished	75,518
Finished goods	109,924
272,873
Reduction to LIFO value	(59,140)
Total inventories at LIFO	$213,733

On July 22, 2005, inventories are valued at the lower of cost or market applied on a last-in, first-out (LIFO) method of accounting for inventory. This inventory method is used to value approximately 98% of the Company’s inventory.

(5)         Deferred Financing Costs

As of July 22, 2005, the Company’s deferred financing fees relating to the revolving credit facility with General Electric Capital Corporation were $1.0 million, net of accumulated amortization of $0.2 million.

The Company uses the effective interest method to amortize the costs associated with its debt agreements over their term. The current revolving credit facility loan agreement will expire in May 2009.

The components of deferred financing costs are as follows:

Net deferred financing costs as of December 31, 2004	$7,975
Amortization	(807)
Fees related to IPO incurred in 2005	1,066
Write-off of IPO fees	(2,027)
Net deferred financing costs as of July 22, 2005	$6,207

During the period January 1, 2005 through July 22, 2005, the Company incurred initial public offering (IPO) fees of $1.1 million. In June 2005, the IPO was abandoned and $2.0 million of associated fees were charged to expense.

(6)         Revolving credit facility, long-term debt and capital lease obligations

Revolving credit facility

On May 20, 2004, PAV, through its wholly-owned subsidiary Republic Inc, entered into a $200.0 million Senior Secured Credit with General Electric Capital Corporation (GE capital). This facility matures on May 20, 2009. The termination date of the facility can be extended until May 20, 2010 at the option of the Company upon providing timely written notice. On November 10, 2004, Republic Inc and GE Capital amended the revolving credit facility to expand the borrowing capacity from $200.0 million to $250.0 million.

At July 22, 2005, Republic Inc had $70.2 million in outstanding borrowings and had issued $3.34 million in letters of credit under the GE credit facility. The amount available under the facility was approximately $176.5 million at July 22, 2005. The Company is required to maintain a borrowing availability of at least $25.7 million. The amount available under the GE credit facility was approximately $150.8 million in excess of the $25.7 million minimum availability requirement at July 22, 2005. Republic Inc is required to pay an unused facility fee of 0.50% per annum. The advances under the GE credit facility are limited by the borrowing base, as defined in the GE credit facility as the sum of 85% of eligible accounts receivable plus 65% of eligible inventory.

Borrowings under the GE credit facility are secured by a first priority perfected security interest in all of Republic Inc’s presently owned and subsequently acquired inventory and accounts receivable. The obligations under the GE credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by Republic Inc’s subsidiaries.

Borrowings under the GE credit facility bear interest, at Republic Inc’s option, at an index rate equal to the higher of the “prime rate” announced from time to time by The Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 basis points per annum, plus the applicable margin; or LIBOR plus the applicable margin. The applicable margin on index rate loans initially was 1.0% and on LIBOR loans was 2.75%. On April 1, 2005, the margins were adjusted based on the average availability quarterly on a prospective basis. The base rate margins are adjusted to a rate between 0.00% and 1.00%, and the LIBOR margins are adjusted to a rate between 1.75% and 2.75%. As of July 22, 2005, $65.0 million of the Company’s revolving credit facility balance was accruing interest at a rate of 7.25% per year as an index rate loan and $5.2 million was accruing interest at a rate of 5.43% per year as a LIBOR loan.

The GE credit facility contains customary representations and warranties and covenants including restrictions on the amount of capital expenditures, maintenance of a minimum fixed charge coverage ratio. Capital expenditures for any fiscal year are limited under the GE credit facility to $40.0 million, excluding capital expenditures financed by proceeds of any insurance recoveries received. The Company was in compliance with all its covenants under the GE credit facility as of July 22, 2005.

Long-term debt

A summary of long-term debt outstanding as of July 22, 2005 is as follows:

Senior Secured Promissory Note due 2009	$61,800
Ohio Department of Development Loan	5,000
66,800
Less current portion of long-term debt - Ohio Department of Development Loan	1,617
Debt classified as long-term	$65,183

11% Senior Secured Promissory Note due 2009

On May 20, 2004, Republic Inc issued a $61.8 million senior secured promissory note under a senior secured note purchase agreement among Republic Engineered Products, Inc., as borrower, and Perry Principals Investments, LLC, as note holder. In the absence of an Event of Default, interest on the notes would accrue at the rate of 11% per annum and is payable on the last day of each calendar month until the loan matures on August 20, 2009. The notes require a 3% prepayment penalty and are secured by personal property and other assets of Republic Inc as set forth by the security agreement to the senior secured promissory note.

10% Senior Secured Notes

On December 19, 2003, Republic Inc issued a $21.0 million of 10% senior secured bank notes (Bank Notes). Republic Inc’s Bank Notes require quarterly interest payments on March 31, June 30, September 30 and December 31 of each year. The note purchase agreement in respect to the Bank Notes requires Republic Inc to redeem the notes with certain proceeds from asset sales of any collateral that secures the notes. The note purchase agreement also contains significant affirmative and negative covenants including separate provisions imposing restrictions on additional borrowings, certain investments, certain payments, sale or disposal of assets, payment of dividends and change of control provisions, in each case, subject to certain exceptions. The Bank Notes are secured, subject to exceptions and limitations, by (1) a first priority lien on, and security interest in real estate and fixtures related to the Canton C-RTM facility and (2) fifty percent of any proceeds greater than $5.0 million but less than $25.0 million received by PAV after December 5, 2003 for business interruption coverage relating to the loss events experienced by PAV at the Lorain Ohio facility in 2003; provided that such security interests in business interruption insurance proceeds shall in no event exceed $10.0 million in the aggregate. As of October, 2004 Republic Inc had fulfilled this repayment requirement. The note purchase agreement in respect of the Bank Notes contained significant affirmative and negative covenants. This note was repaid early by PAV in July 2005.

Ohio Department of Development Loan

Republic Inc has a loan outstanding from the Ohio Department of Development which was utilized to modernize the Lorain, Ohio facility. The project was completed in 2003. The initial amount of the loan was $5.0 million and it accrues interest at the rate of 3% per annum payable on the first day of each calendar month until the loan matures in July 2008. Principal payments are required in the amount of $1.6 million, $1.7 million and $1.0 million during the years 2006, 2007 and 2008, respectively. The loan is collateralized by the 20" mill modernization project at Lorain.

Capital lease obligations

On July 22, 2005, the amount included in property, plant and equipment for various equipment and computer capital leases was $0.4 million. The Company’s capital leases at July 22, 2005 require future minimum payments of $0.1 million in the period from July 22, 2005 to December 31, 2005 and $0.3 million in 2006. The current and noncurrent portions of the capital lease obligations are included in other accrued liabilities and other long-term liabilities, respectively, in the accompanying consolidated balance sheet.

(7)         Stock-based Compensation

The Company’s Board of Directors adopted the 2004 Equity Incentive Plan on October 1, 2004. The 2004 Equity Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights or “SARs,” restricted stock, and performance awards based on PAV Republic’s performance, the performance of one of the PAV Republic’s subsidiaries or the performance of the participant. PAV Republic’s directors, officers and employees, and other individuals performing services for PAV Republic’s subsidiaries, may be selected by the compensation committee to receive benefits under the plan. A total of 5,556 shares of our common stock may be issued pursuant to the 2004 Equity Incentive Plan. On October 1, 2004, options to purchase 4,167 shares were issued to key employees and on October 5, 2004, 60 shares of restricted stock were issued to three outside directors. The restrictions on the stock issued to the outside directors lapsed upon the achievement of continued service on May 3, 2005. On March 14, 2005, options to purchase 208 shares were issued to key employees.

The following table represents the 2004 Equity Incentive Plan as of July 22, 2005:

Securities
Options granted	4,375
Restricted stock	60
Securities available for future issuance	1,121
Total authorized	5,556

The stock options granted in October 2004 and March 2005 generally become exercisable over a three-year graded vesting period, provided that the participant remains a director or employee at such time. The stock options expire 10 years from the date of grant. The Company measures the total cost of each stock option grant at the date of grant using the Black Scholes option pricing model. The Company recognizes the cost of each stock option using the straight-line method over the stock option vesting period. The stock option based compensation expense, included in selling, general and administrative expense was $5.6 million for the period January 1, 2005 to July 22, 2005. The following table summarizes the stock option activity for the period from January 1, 2005 to July 22, 2005 (in actual amounts):

	Shares subject to option	Exercise price
Balance at December 31, 2004	4,167	$1,000
Options granted	208	1,000
Options exercised	-	-
Options terminated	-	-
Balance at July 22, 2005	4,375	$1,000

The following table summarizes information about the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model and the weighted average assumptions used for such grants:

Average fair value of option granted	$3,744
Expected dividend yield	-
Expected volatility	40.1%
Risk-free interest rates	2.6%
Expected lives	3

The following table summarizes information about stock options outstanding at July 22, 2005:

Total unvested shares	2,431
Total vested shares	1,944
Average life	10
Outstanding average exercise price	$1,000
Exercisable average exercise price	$1,000

(8)         Benefit Plans

The vast majority of the Company’s production workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA). The collective bargaining agreement expires on August 15, 2007 (labor agreement).

The labor agreement provides for a defined contribution program for retirement healthcare and pension benefits. The Company is required to make a contribution for every hour worked. The contribution amount was $3.50 for every hour worked through August 16, 2005 and $3.80 for every hour worked thereafter until the expiration of the labor agreement. For the period from January 1, 2005 to July 22, 2005, the Company recorded expense of $8.1 million.

The labor agreement includes a profit sharing plan to which the Company is required to contribute 15% of its quarterly pre-tax income, as defined in the labor agreement, in excess of $12.5 million. For the period from January 1, 2005 to July 22, 2005, the Company recorded expense of $7.4 million.

The Company has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of five years of service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25% matching contribution for the first 5% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the period from January 1, 2005 to July 22, 2005, the Company recorded expense of $1.4 million.

In 2004, Republic Inc adopted a profit sharing plan for salary and non-union hourly employees excluding a select group of managers and executives. The Company is required to contribute 3% of its quarterly pre-tax income, as defined in the plan, in excess of $12.5 million. For the period from January 1, 2005 to July 22, 2005, the Company recorded expense of $1.5 million.

In 2004, Republic Inc also approved a management incentive plan for a select group of managers and executives. Incentives are based upon achievement of specific corporate and individual objectives which include financial results, product yield improvement, energy utilization, quality, safety, and cash flow. For the period from January 1, 2005 to July 22, 2005, the Company recorded expense of $0.9 million. In addition, the Company’s Board of Directors approved incentive compensation for Joseph F. Lapinsky, Chief Executive Officer, of $0.5 million for the period January 1, 2005 to July 22, 2005. The incentives, totaling $1.4 million, were paid during February 2006.

The Company has a deferred compensation plan covering certain key employees. The plan allows for the employee to make annual deferrals of base salary and provides for a fixed annual contribution by the Company based on a percentage of salary. For the period from January 1, 2005 to July 22, 2005, the Company recorded expense of $0.2 million.

(9)         Major Customers

The Company is primarily engaged in one line of business that produces and sells engineered steel bars. The Company’s products include hot-rolled bars, cold-finished bars, semi-finished seamless tube rounds and other semi-finished trade products. The Company’s product lines are marketed to a common customer base. The Company’s customers include automotive and industrial equipment manufacturers, first tier suppliers to automotive, forgers and tubular and pipe product manufacturers.

For the period January 1, 2005 to July, 22, 2005, the five largest customers accounted for 37.7% of the Company’s total sales. During this period one customer, on an individual basis, accounted for 15.1% of total sales.

(10)       Income Taxes

The components of the income tax provision are presented below for the period January 1, 2005 to July 22, 2005:

Current:
Federal	$20,027
State and local	1,998
Foreign	282
Total current	22,307
Deferred:
Federal	(1,619)
State and local	(162)
Total deferred	(1,781)
Total	$20,526

The following is a reconciliation of the Company’s effective income tax rate to the Federal statutory rate for the period January 1, 2005 to July 22, 2005:

Statutory rate	35.0%
Provision for state and local taxes, net of federal effect	3.5%
Federal manufacturing deduction and other	(1.0)%
Effective income tax rate	37.5%

Deferred tax assets and liabilities as of July 22, 2005 are presented below:

Deferred tax assets:
Capitalized inventory assets	$7,761
Allowance for doubtful accounts	4,943
Compensation and benefits	4,401
Accrued expenses	2,793
Total deferred tax assets	19,898
Deferred tax liabilities:
Inventory	(8,998)
Property and equipment	(2,780)
Prepaid expenses and other	(2,498)
Total deferred tax liabilities	(14,276)
Net deferred tax assets	$5,622

Deferred taxes are provided on the difference between the tax basis of assets and liabilities and their reported amounts in the Company’s consolidated financial statements.

During the period from January 1, 2005 to July 22, 2005 certain deferred tax assets and liabilities reversed. The net result is a deferred tax asset at July 22, 2005 of $5.6 million.

(11)      Related party transactions

Perry Principals, L.L.C., an affiliate of Perry Capital, was the holder of $1.3 million of the Company’s outstanding 10% senior secured notes that were repaid in July 2005.

Contrarian Funds LLC, a stockholder of PAV, was the holder of $1.9 million of the outstanding 10% senior secured notes that were repaid in July 2005.

(12)      Commitments and contingencies

The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal and environmental actions. The Company provides for the costs related to these matters when a loss is probable and the amount is reasonably estimable. Based on information presently known to the Company, management believes that any ultimate liability resulting from these actions will not have a material adverse affect on its consolidated financial position, results of operations or cash flows.

United States Steel Corporation (U.S. Steel) is the Company’s primary supplier of iron ore and coke. On March 8, 2006, the Company and U.S. Steel entered into an agreement which extends the supply agreements to provide iron ore and a portion of the Company’s coke requirements through September 30, 2006. The Company also purchases coke in the domestic and foreign markets and is working to develop additional sources for both coke and iron ore.

On October 11, 2004, the installation of a new five-strand combination billet/bloom caster and associated equipment at the Company’s Canton, Ohio facility was approved. Republic Inc began the preparation for installation of the new equipment in December 2004. Republic Inc anticipates the project to cost approximately $58 million, exclusive of capitalized interest costs. At July 22, 2005, the Company has outstanding purchase contracts in the amount of $13.8 million. The caster was put into production during June 2006. The caster was installed to allow flexibility in melt capability to take advantage of volatile raw material prices and to capture potential semi-finished business. On June 30, 2006, it was decided to temporarily idle the caster based on sufficient alternative melt capacity.

The Company leases certain equipment, office space and computer equipments under noncancelable operating leases. These leases expired at various dates through 2012. During the period January 1, 2005 to July 22, 2005, rental expense relating to operating leases amounted to $4.6 million. At July 22, 2005, total minimum lease payments under non-cancelable operating leases were $1.9 million for the period from July 22 to December 31, 2005, $3.7 million in 2006, $1.2 million in 2007, $1.0 million in 2008, $0.8 million in 2009, $0.7 million in 2010 and $0.4 million thereafter.

In 2003, REPH, LLC’s (the predecessor to PAV) operations were negatively impacted by the loss of one of two blast furnaces located in Lorain, Ohio. As a result, REPH, LLC filed business interruption and property damage insurance claims. See Note 17.

(13)      Environmental matters

As is the case with most steel producers, the Company could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Company’s facilities. The reserve to cover probable environmental liabilities as well as anticipated compliance activities totaling $4.6 million was recorded as of July 22, 2005. The current and noncurrent portions of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively in the accompanying consolidated balance sheet. The Company is not otherwise aware at this time of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Company’s facilities for which the establishment of an additional reserve would be appropriate at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

(14)      Obligation to administer USWA benefits

The Company has an agreement with the USWA to administer health insurance benefits to the Company’s USWA employees while on layoff status and to administer payment of monthly contributions to the Steelworker’s Pension Trust on behalf of local union officials while on union business. In February 2004, to fund this program, the USWA provided an initial cash contribution of $2.5 million to be used to provide health insurance benefits and $0.5 million to provide steelworkers pension benefits. As of July 22, 2005, the balance of this cash account totaled $2.8 million. The Company has agreed to continue to administer these programs until the fund is exhausted. The Company will provide the USWA with periodic reports regarding the financial status of the fund. At July 22, 2005, the cash account balance is included in other assets and the related liability is included in other long-term liabilities in the accompanying consolidated balance sheet. The Company has no liability beyond the administration of the funds in the cash account.

(15)      Financial instruments and concentration of credit risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)      Cash equivalents

The carrying amount approximates fair value because of the short maturity of these investments.

(b)      Revolving credit facilities

Since these borrowings are based on short-term interest rates available to the Company, the estimated fair values of these financials instruments approximate their recorded carrying amounts.

(c)      Long-term debt

The fair values of the Company’s long-term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(d)      Concentration of credit risk

The Company is engaged primarily in the manufacture and sale of special bar quality steel principally in the United States of America. Trade accounts are stated at the amounts management expects to collect from outstanding balances.

(16)      Derivative instruments and hedging activities

The Company uses natural gas cash-flow exchange contracts or swaps to manage fluctuations in the cost of natural gas. Contracts generally do not extend beyond one year. The Company recognizes the fair value of these instruments either as liabilities or assets and records the changes in fair value within other comprehensive loss as a component of stockholders’ equity. When the transaction is settled, the realized gain or loss is recognized in the results of operations as a cost of goods sold. During the period ended July 22, 2005, all contracts were treated as undesignated hedges and therefore the fair value adjustment of $0.8 million was recorded as a reduction of cost of goods sold in the period.

(17)      Comprehensive income

Other comprehensive income consists of foreign currency translation adjustments and cash flow hedge valuation. At July 22, 2005, the other comprehensive income relating to foreign currency translation adjustments was insignificant. Total comprehensive income for the Company was $36.3 million for the period January 1 to July 22, 2005.

(18)      Other post-retirement benefits

The Company has a defined retiree health care plan covering approximately 14 union hourly employees. These post-retirement benefits are provided under the terms of the collective bargaining agreement with the Bricklayers & Allied Craftsman International Union and are based upon years of service and age. Health care benefits that are provided include comprehensive hospital, surgical, major medical and drug benefit provisions. Participation in the plan requires the retiree to contribute 50% of the cost of the benefits provided. Currently, there are no plan assets and the Company funds the benefits as claims are paid. As of July 22, 2005, the Company accrued $0.6 million which is included as a component of other long-term liabilities. The following provides the components of net periodic benefit cost for the periods indicated.

Year Ended December 31, 2004
Change in Accumulated Benefit Obligation:
Accumulated postretirement benefit obligation at beginning of period	$539
Service cost	14
Interest cost	33
Actuarial loss	26
Benefits paid	(21)
Accumulated postretirement benefit obligation at end of period	591
Change in Plan Assets:
Fair value of plan assets at beginning of period	-
Employer contributions	21
Benefits paid	(21)
Fair value of plan assets at end of period	-
Funded Status - (underfunded)	(591)
Unrecognized net actuarial loss	26
Net amount recognized	$(565)

Components of Net Periodic Postretirement
Benefit cost:
Service cost	$14
Interest cost	33
Net periodic postretirement benefit cost	$47

Assumptions:
Weighted-average assumptions used to determine accumulated postretirement benefit obligations at period end:
Discount rate	6.00%
Rate of compensation increase	N/A
Expected return on plan assets	N/A
Weighted-average assumptions used to determine accumulated postretirement benefit costs during the period:
Discount rate	6.25%
Rate of compensation increase	N/A
Expected return on plan assets	N/A
Assumed health care cost trend rates at end of period:
Assumed health care cost trend rate for the year	10.00%
Rate that cost trend gradually declines to	5.00%
Year that the rate reaches the rate it is assumed to remain at	2009

Sensitivity analysis:
Effect on total of service and interest cost components	$11
Effect on postretirement benefit obligation	131

Estimated future benefit payments:
2006	$22
2007	22
2008	19
2009	20
2010	18
2011 and beyond	490
$591

(19)      Extraordinary gain

In 2003, REPH LLC’s operations were negatively impacted by the loss of one of two blast furnaces located in Lorain, Ohio. As a result, REPH LLC filed business interruption and property damage insurance claims. PAV acquired the right to reimbursement from insurance claims for damage incurred to the #3 blast furnace under the terms of the asset purchase agreement in connection with acquisition of REPH LLC by PAV effective December 19, 2003.

During the period January 1, 2005 to July 22, 2005, the Company recorded an extraordinary gain of $2.1 million, net of tax of $1.2 million and associated fees of $1.1 million. Gross insurance proceeds recorded totaled $4.4 million.

(20)      Subsequent Events

Effective July 22, 2005, SimRep Corporation (SimRep) acquired 100% of the outstanding stock of PAV for a cash purchase price of $229.0 million (the PAV acquisition). Industrias CH, S.A. de C.V (Industrias CH), Controladora Simec, S.A. de C.V. (Controladora) and Pacific Steel, Inc. (Pacific) own 49.8%, 47.6% and 2.6%, respectively, of the stock of SimRep. The stock purchase agreement provides that, in the event the Company receives future reimbursement from the insurance claim relating to damage incurred to a blast furnace located at the Lorain, Ohio facility in 2003, a portion will be paid to PAV’s shareholders.

On April 24, 2006, a Settlement Agreement and Release was reached for approximately $58.0 million. Approximately $38.4 million, net of the $19.8 million payment to PAV’s former shareholders, were received by SimRep as a result of the Settlement Agreement and Release.

The GE credit facility (see note 6) was amended, effective during July 2005, to obtain the lenders consent for the acquisition of PAV by SimRep and for certain other related changes. Effective November 1, 2005, the GE credit facility was amended to reduce the borrowing capacity from $250.0 million to $150.0 million to eliminate unnecessary liquidity and to provide for certain other changes. Also as part of the November 1, 2005 amendment and through the end of 2005, the base rate margins were fixed at 0.00% for Index Margins and 1.00% on LIBOR margins. Commencing on January 1, 2006, the applicable margins were adjusted from 0.00% to 0.25% for index rate loans and from 0.875% to 1.25% for LIBOR loans based on the average daily availability in the prior quarter. The new agreement also varied the margins on the unused facility fee from 0.50% to 0.375%. Based on the fourth quarter 2005 average daily availability, the initial margins for 2006 are 0.00% for the index margin, 0.875% for the LIBOR margin, 0.500% for the unused facility fee margin, and 0.875% for the applicable letter of credit margin. The capital expenditures limit was increased to $100.0 million with the amendment dated November 1, 2005.

PAV Republic, Inc. and Subsidiaries
Consolidated Balance Sheet
As of June 30, 2004
(unaudited)

(in thousands of dollars)

Assets
Current assets:
Accounts receivable, less allowance of $11,662	$132,621
Inventories (note 4)	146,998
Deferred income taxes (note 9)	2,327
Prepaid expenses and other current assets	15,917
Total current assets	297,863
Property, plant and equipment:
Land and improvements	300
Buildings and improvements	2,003
Machinery and equipment	9,134
Construction-in-progress	2,003
Total property, plant and equipment	13,440
Accumulated depreciation and amortization	(520)
Net property, plant and equipment	12,920
Deferred financing costs, net of accumulated amortization (note 5)	7,430
Deferred income taxes (note 9)	1,574
Other assets (note 13)	5,541
Total assets	$325,328

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$29,945
Accrued compensation and benefits	25,773
Accrued interest	496
Other accrued liabilities	7,854
Total current liabilities	64,068
Long-term debt (note 6)	92,363
Revolving credit facility (note 6)	107,487
Accrued environmental liabilities (note 12)	5,121
Other long-term liabilities (notes 6 and 13)	3,621
Total liabilities	272,660
Stockholders’ equity:
Common stock, $0.01 par value, authorized 60,000 shares, issued and outstanding 50,000 shares	-
Additional paid in capital	50,000
Retained earnings	2,668
Total stockholders’ equity	52,668
Total liabilities and stockholders’ equity	$325,328

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and Subsidiaries
Consolidated Statement of Operations
For the Six Months Ended June 30, 2004
(unaudited)

(in thousands of dollars)

Net sales	$541,111
Cost of goods sold	502,246
Gross profit	38,865
Selling, general and administrative expenses	22,589
Depreciation and amortization expense	286
Other operating income, net	(178)
Operating income	16,168
Interest expense	10,558
Interest income	(6)
Income before income taxes	5,616
Provision for income taxes (note 9)	2,190
Net income	$3,426

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and Subsidiaries
Consolidated Statement of Stockholders’ Equity
For the Six Months Ended June 30, 2004
(unaudited)

(in thousands of dollars)

	Common Shares		Additional Paid-in Capital	Accumulated Retained (Deficit) Earnings	Total
	Number	Par Value
Balance, December 31, 2003	30,000	$-	$30,000	$(758)	$29,242
Issuance of common shares:	20,000		20,000		20.000
Net income			-	3,426	3,426
Balance, June 30,2004	50,000	$-	$50,000	$2,668	$52,668

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2004
(unaudited)

(in thousands of dollars)

Cash flows from operating activities:
Net income	$3,426
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	286
Amortization of deferred financing costs	526
Write-off deferred financing costs	1,123
Changes in operating assets and liabilities:
Increase in accounts receivable	(68,036)
Increase in inventories	(14,058)
Decrease in prepaid expenses and other assets	26,881
Increase in accounts payable	22,326
Increase in accrued compensation and benefits	6,179
Decrease in income taxes - accrued and deferred	(5,985)
Decrease in other current liabilities	(4,350)
Increase in long-term liabilities	194
Net cash used in operating activities	(31,488)

Cash flows from investing activities:
Capital expenditures	(8,574)
Net cash used in investing activities	(8,574)

Cash flows from financing activities:
Proceeds from revolving credit facilities	297,276
Repayment of revolving credit facilities	(281,693)
Proceeds from long-term debt	70,165
Repayments of long-term debt	(63,750)
Equity contribution	20,000
Deferred financing costs	(7,608)
Net cash provided by financing activities	34,390

Net decrease in cash and cash equivalents	(5,672)

Cash and cash equivalents - beginning of period	5,672

Cash and cash equivalents - end of period	$-

Supplemental cash flow information:
Cash paid for interest	$9,071
Cash paid for income taxes	$7,000

See accompanying notes to consolidated financial statements.

PAV Republic, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands of dollars)

(1)	Nature of Operations, Organization and Other Related Information

PAV Republic, Inc. (the Company or PAV) commenced operation on December 19, 2003 after acquiring substantially all of the operating assets of REPH LLC (formerly known as Republic Engineered Products Holdings LLC) in a sale of assets under Section 363 of the United States Bankruptcy Code. PAV also acquired assets located on the premises of REPH LLC’s machine shop located in Massillon, Ohio and assets located on the premises of REPH LLC’s corporate headquarters located in Akron, Ohio.

PAV is a Delaware corporation, which owns 100% of the outstanding stock of Republic Engineered Products, Inc. (Republic, Inc.). PAV has no substantial operations or assets, other than its investment in Republic Inc. Republic Inc, a Delaware corporation, produces special bar quality steel products. Special bar quality steel products are high quality hot-rolled and cold-finished carbon and alloy steel bars and rods used primarily in critical applications in automotive and industrial equipment. Special bar quality steel products are sold to customers who require precise metallurgical content and quality characteristics. The Company’s products include hot-rolled bars, cold-finished bars, semi-finished seamless tube rounds and other semi-finished trade products. The Company’s customers include automotive and industrial equipment manufacturers, first tier suppliers to automotive, forgers, and tubular and pipe product manufacturers.

Republic Machine, LLC, Republic N&T Railroad, Inc. and Republic Canadian Drawn, Inc. are wholly owned subsidiaries of Republic Inc. Republic Machine, LLC is a Delaware limited liability company which operates the machine shop located in Massillon, Ohio. Republic N&T Railroad, Inc. is a Delaware corporation and operates the railroad assets located at the Company’s Canton and Lorain, Ohio facilities. Republic Canadian Drawn, Inc. is an Ontario, Canada corporation which operates the cold-finishing plant located in Ontario, Canada.

(2)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of PAV Republic, Inc. and Subsidiaries as of and for the six months ended June 30, 2004. All significant intercompany balances and transactions have been eliminated in consolidation.

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the financial position of the Company as of June 30, 2004, and the results of its operations, cash flows and changes in stockholders’ equity for the six months ended June 30, 2004 have been included.

(3)	Summary of Significant Accounting Policies

(a)	Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalents.

(b)	Inventories

The Company valued inventories at the lower of cost or market applied on a last-in, first-out (LIFO) method of inventory costing.

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. The Company's interim accounting for LIFO is based on an estimated year-to-date calculation. Accordingly, interim LIFO calculations are based on managements' estimates of expected year-end inventory levels and costs. These estimates are subject to many factors beyond managements' control. Interim results are subject to the final year-end LIFO inventory valuation. Actual results could differ from those estimates.

(c)	Property, Plant, and Equipment

The Company’s property, plant, and equipment are stated at cost and include improvements that significantly increase productive capacity or extend the useful lives of existing plant and equipment. The Company provides for depreciation of property, plant, and equipment on the straight-line method based upon the estimated useful lives of the assets. The range of estimated useful lives of the Company’s assets is as follows:

Buildings and improvements	10-25 years
Land improvements	5-25 years
Machinery and equipment (the vast majority of lives are from 10-20 years)	5-20 years
Computer equipment	3-5 years

Repair and maintenance costs are expensed as incurred. Capital expenditures that cannot be put into use immediately are included as construction-in-progress. As these projects are completed, they are transferred to depreciable assets. Net gains and losses related to asset dispositions are recognized in the Company’s operating results in the period in which the disposition occurs.

(d)	Impairment of Long-Lived Assets

Long-lived assets, consisting of property, plant, and equipment and deferred costs, are periodically reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related group of assets, may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the lesser of the recovery amount or the fair value of the assets. Measurement of fair value may be based upon appraisals, market values of similar assets or discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less cost to sell and are no longer depreciated.

(e)	Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f)	Environmental costs

The Company and other steel companies have in recent years become subject to increasingly stringent environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable.

The recorded amounts represent estimates of the environmental remediation costs associated with future events triggering or confirming the costs that, in management’s judgment, are probable. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations, and take into consideration the likely effects of inflation and other societal and economic factors. The precise timing of such events cannot be reliably determined at this time due to the absence of any deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended. No claims for recovery are netted against the stated amount.

(g)	Revenue recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. The Company’s customers have no rights to return product, other than for defective materials. As sales are recognized, reserves for defective materials are recorded as a percentage of sales and are charged against such sales. This percentage is based on historical experience. The adequacy of reserve estimates is periodically reviewed by comparison to actual experience and adjusted as appropriate.

(h)	Allowances for doubtful accounts

Allowances for doubtful accounts are maintained to provide for estimated losses resulting from the inability of customers to make required payments. If the financial condition of these customers deteriorates, resulting in their inability to make payments, additional allowances may be required. Actual losses could differ from these estimates. The Company also records an allowance for accounts receivable for customers based on a variety of factors, including pricing adjustments, length of time receivables are past due, and historical experience. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(i)	Cost of goods sold

The Company expenses outbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs as cost of goods sold.

(j)	Selling, general and administrative expense

The Company includes overhead expenses not directly associated with the manufacture or delivery of goods, administrative salaries, rent, utilities, telephone, travel, property and casualty insurance and expenses related to order taking and product sales in selling, general and administrative expense.

(k)	Incentive compensation costs

Incentive compensation costs are significant expense categories that are highly dependent upon management estimates and judgments, particularly at each interim reporting date. In arriving at the amount of expense to recognize, management believes it makes reasonable estimates and judgments using all significant information available. Incentive compensation costs are accrued on a monthly basis, and the ultimate determination is made after the Company's year-end results are finalized.

(l)	Use of estimates

The preparation of consolidated financial statements, in conformity with U.S. GAAP, requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has made significant accounting estimates with respect to the valuation allowances for receivables, inventories, long-lived assets, deferred income tax assets and liabilities, environmental liabilities and obligations related to employee health care.

(m)	Foreign currency translation

Asset and liability accounts of the Company’s foreign operations are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Translation adjustments are reflected as a component of other comprehensive income included in stockholders’ equity. at June 30, 2004, the foreign currency translation adjustment was immaterial to the Company's consolidated financial statements.

(n)	New accounting pronouncements

In November 2004, Statement of Financial Accounting Standards No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), was issued. This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company elected to adopt the provisions of SFAS No. 151 effective on July 22, 2005.

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (SFAS No. 123R). SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). This statement was to be effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005; for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005; and for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company does not expect any financial statement implications related to the adoption of this Statement due to the subsequent termination of the plan due to the acquisition of PAV Republic by SimRep (see note 16).

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This Interpretation is to be effective no later than December 31, 2005, with early adoption encouraged. The Company has evaluated the application of FASB Interpretation No. 47 and determined it has no effect on the Company's consolidated financial statements.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes

in Interim Financial Statement.” SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented as if the new accounting principle had always been used unless it is impractical to do so. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a “restatement”. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company has evaluated the application of SFAS No. 154 and determined it has no effect on the Company’s consolidated financial statements.

(4)	Inventories

The components of inventories as of June 30, 2004 are as follows:

Raw materials	$31,898
Semi-finished	48,560
Finished goods	90,913
171,371
LIFO reserve	(24,373)
Total	$146,998

On June 30, 2004, inventories are valued at the lower of cost or market applied on a last-in, first-out (LIFO) method of accounting for inventory. This inventory method is used to value 99% of the Company’s inventories.

(5)	Deferred financing costs

As of June 30, 2004, the Company’s deferred financing costs were $7.4 million, net of accumulated amortization of $0.2 million. The deferred financing costs were incurred in relation to the new debt items discussed in note 6. The Company uses the effective interest method to amortize the costs associated with its debt agreements over their term (see Note 6). Concurrent with the repayment of the revolving working capital agreement with Perry Partners L.P. in May 2004, the remaining $1.1 million of these assets were written off by the Company.

The components of deferred financing costs are as follows:

Net deferred financing costs as of December 31, 2003	$1,471
Amortization of deferred financing costs	(526)
Write-off of deferred financing costs	(1,123)
Costs related to new debt (note 6)	7,608
Net deferred financing costs as of June 30, 2004	$7,430

(6)	Revolving credit facilities, long-term debt and capital lease obligations

Revolving credit facility

On May 20, 2004, PAV, through a wholly-owned subsidiary, Republic Inc., entered into a $200.0 million Senior Secured Credit Agreement with General Electric Capital Corporation (GE Capital). This facility matures on May 20, 2009. The termination date of the facility can be extended until May 20, 2010 at the option of the Company upon providing timely written notice. On November 10, 2004, Republic Inc. and GE Capital amended the revolving credit facility to expand the borrowing capacity from $200.0 million to

$250.0 million. The GE credit facility was also amended effective during July 2005 to obtain the lenders consent for the July 2005 stock purchase (see Note 16) and for certain other related changes.

At June 30, 2004, Republic Inc. had $107.5 million outstanding and had issued $0.1 million in letters of credit under the GE credit facility. The Company is required to maintain a borrowing availability of at least $25.7 million. The amount available under the GE credit facility was approximately $92.4 million in excess of the $25.7 million minimum availability requirement at June 30, 2004. Republic Inc. is required to pay an unused facility fee of one-half of one percent per annum on the average daily unused total commitment. Advances under the GE credit facility are limited by the borrowing base, as defined in the GE credit facility as the sum of 85% of eligible accounts receivable plus 65% of eligible inventory.

Borrowings under the GE credit facility are secured by a first priority perfected security interest in all of Republic Inc.’s presently owned and subsequently acquired inventory and accounts receivable. The obligations under the GE credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by Republic Inc.’s subsidiaries.

Borrowings under the GE credit facility bear interest, at Republic Inc.’s option, at an index rate equal to the higher of the “prime rate” announced from time to time by The Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 basis points per annum, plus the applicable margin; or LIBOR plus the applicable margin. The applicable margin on index rate loans initially is 1.0% and on LIBOR loans is 2.75%. Commencing on April 1, 2005, the margins may be adjusted based on the average availability quarterly on a prospective basis. The base rate margins may be reduced to an amount between 0.00% and 1.00%, and the LIBOR margins may be adjusted to an amount between 1.75% and 2.75%. As of June 30, 2004, borrowings under the GE credit facility are accruing interest at the rate of 5.25% per year for index rate loans and 4.18% for LIBOR loans.

The GE credit facility contains customary representations and warranties and covenants including restrictions on the amount of capital expenditures, maintenance of a minimum fixed charge coverage ratio and maintenance of a minimum borrowing availability of $25.7 million. The Company is in compliance with all covenants under the GE revolving credit facility as of June 30, 2004.

Long-term debt

A summary of long-term debt outstanding as of June 30, 2004 is as follows:

11% Senior Secured Promissory Note due 2009	$61,800
10% Senior Secured Notes due 2009	17,198
7% Senior Secured Subordinated Note due 2009	8,365
Ohio Department of Development Loan	5,000
Total long-term debt	92,363

11% Senior Secured Promissory Note

On May 20, 2004, Republic Inc. issued a $61.8 million senior secured promissory note under a senior secured note purchase agreement among Republic Engineered Products, Inc., as borrower, and Perry Principals Investments, LLC, as Term 2 Note holder. The note, which matures on August 20, 2009, bears interest at 11% and requires monthly interest payments. The note requires a 3% prepayment penalty and is secured by personal property and other assets of Republic Inc. as set forth by the security agreement to the senior secured promissory note.

7% Senior Subordinated Note

On May 20, 2004, Republic Inc. issued an $8.4 million senior subordinated promissory note under a senior secured note purchase agreement among Republic Engineered Products, Inc., as borrower, and Perry Principals Investments, LLC, as Term 1 Note Holder. In the absence of an Event of Default, interest on the notes will accrue at the rate of 7% per annum and is payable on the last day of each calendar month until the loan matures on August 20, 2009. This debt was repaid during July of 2004. The note was secured by personal property and other assets of Republic Inc. as set forth by the security agreement to the senior secured promissory note.

10% Senior Secured Notes

In December 2003, Republic Inc. issued $21.0 million of 10% senior secured bank notes (Bank Notes) that were scheduled to mature August 31, 2009. The Bank Notes required quarterly interest payments. The Bank Notes were secured, subject to exceptions and limitations, by (1) a first priority lien on, and security interest in real estate and fixtures related to the Canton C-R™ facility and, (2) fifty percent of any proceeds greater than $5.0 million but less than $25.0 million received by the Company after December 5, 2003 for business interruption coverage relating to the loss events experienced by REPH LLC at the Lorain, Ohio facility in 2003; provided that such security interests in business interruption insurance proceeds shall in no event exceed $10.0 million in the aggregate. As of October 2004, Republic Inc. had fulfilled this repayment requirement. The note purchase agreement in respect of the Bank Notes contained significant affirmative and negative covenants. As of June 30, 2004, Republic Inc. complied with all of these covenants. This note was repaid early by PAV in July 2005.

Ohio Department of Development Loan

Republic Inc. has a loan outstanding from the Ohio Department of Development which was utilized to modernize the Lorain, Ohio facility. The project was completed in 2003. The initial amount of the loan was $5.0 million and it accrues interest at the rate of 3% per annum payable on the first day of each calendar month until the loan matures in July 2008. Principal payments are required in the amount of $0.7 million, $1.6 million, $1.7 million and $1.0 million during years 2005, 2006, 2007 and 2008, respectively beginning August 2005. The loan is collateralized by the 20" mill modernization project at Lorain.

Capital lease obligations

On June 30, 2004, the amount included in property, plant and equipment for various equipment and computer capital leases was $0.8 million, net of $0.2 million of accumulated amortization. These various capital leases require minimum payments during the last six months of 2004 of $0.1 million, $0.4 million during 2005 and $0.3 million during 2006. The current and non-current portions of the capital lease obligations are included in other accrued liabilities and other long-term liabilities, respectively, in the accompanying consolidated balance sheet.

(7)	Benefit Plans

The vast majority of the Company’s production workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA). The collective bargaining agreement expires on August 15, 2007 (labor agreement).

The labor agreement provides for a defined contribution program for retirement healthcare and pension benefits. The Company is required to make a contribution for every hour worked. The contribution amount was $3.00 for every hour worked through August 16, 2004, $3.50 for every hour worked through August 16, 2005 and will be $3.80 for every hour worked thereafter until the expiration of the labor agreement. The Company recorded expense of $5.5 million related to this provision of the labor agreement for the six months ended June 30, 2004.

The labor agreement includes a profit sharing plan to which the Company is required to contribute 15% of its quarterly pre-tax income, as defined in the labor agreement, in excess of $12.5 million. During the six months ended June 30, 2004, the Company recorded expense of $0.7 million to recognize the profit sharing obligation under this plan.

The Company has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of five years of service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25% matching contribution for the first 5% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. The Company recorded expense of $2.1 million under this plan for the six months ended June 30, 2004.

Republic Inc. has a profit sharing plan for salary and non-union hourly employees excluding a select group of managers and executives. The Company is required to contribute 3% of its quarterly pre-tax income, as defined in the plan, in excess of $12.5 million. During the six months ended June 30, 2004, the Company recorded expense of $0.2 million to recognize the profit sharing obligation under this plan.

Republic Inc. has a management incentive plan for a select group of managers and executives. Incentives are based upon achievement of specific corporate and individual objectives which include financial results, product yield improvement, energy utilization, quality, safety, and cash flow. During the six months ended June 30, 2004, the Company recorded expense of $1.3 million in connection with this plan.

The Company has a deferred compensation plan covering certain key employees. The plan allows for the employee to make annual deferrals of base salary and provides for a fixed annual contribution by the Company based on a percentage of salary. There was no deferred compensation expense recorded during the six months ended June 30, 2004.

(8)	Major Customers

The Company is primarily engaged in one line of business that produces and sells engineered steel bars. The Company’s products include hot-rolled bars, cold-finished bars, semi-finished seamless tube rounds and other semi-finished trade products. The Company’s product lines are marketed to a common customer base. The Company’s customers include automotive and industrial equipment manufacturers, first tier suppliers to automotive, forgers and tubular and pipe product manufacturers.

For the period January 1, 2004 to June 30, 2004, the five largest customers accounted for 33.1% of the Company’s total sales. During this period, two customers, U.S. Steel and American Axle & Manufacturing, accounted for 11.5% and 10.7%, respectively, of total sales.

(9)	Income Taxes

The components of the income tax provision for the Company for the six months ended June 30, 2004 is as follows:

Current:
Federal	$4,702
State and local	889
Foreign	369
Total current	5,960
Deferred:
Federal	(3,170)
State and local	(600)
Total deferred	(3,770)
Total	$2,190

The following is a reconciliation of the Company’s effective income tax rate to the Federal statutory rate for the six months ended June 30, 2004:

Statutory rate	35.0%
Provision for state and local taxes, net of federal effect	4.0%
Effective income tax rate	39.0%

Deferred tax assets and liabilities as of June 30, 2004 are presented below:

Deferred tax assets:
Compensation and benefits	$4,696
Accrued expenses	1,997
Capitalized inventory assets	338
Allowance for doubtful accounts	260
Deferred costs	16
Total deferred tax assets	7,307
Deferred tax liabilities:
Prepaid expenses and other	(2,747)
Property, plant and equipment	(659)
Total deferred tax liabilities	(3,406)
Net deferred tax assets	$3,901

During the six months ended June 30, 2004, certain deferred tax assets and liabilities reversed, resulting in a net deferred tax asset of $3.9 million. Management believes it is more likely than not that all of the deferred tax assets will be realized due to generating sufficient amounts of taxable income in the future, and accordingly, no valuation allowance is required at June 30, 2004.

(10)	Related party transactions

On May 20, 2004, the Company agreed to pay a transaction fee of $1.8 million to Perry Principals Investments, L.L.C., in connection with $61.8 million senior secured promissory note and guaranty agreement between Republic Engineered Products, Inc. and Perry Principals Investments, L.L.C. Perry Principals Investments, L.L.C. is an affiliate of Perry Partners LP and Perry Partners International, Inc.

who own substantially all of the Company’s capital stock (Perry Capital). The note is included in long-term debt as of June 30, 2004 (see Note 6).

On May 20, 2004, the Company agreed to pay a transaction fee of $0.2 million to Perry Principals Investments, L.L.C., an affiliate of Perry Capital, in connection with its $8.4 million senior subordinated promissory note and guaranty agreement between Republic Engineered Products, Inc. and Perry Principals Investments, L.L.C. This note was repaid in full in July 2004.

On May 20, 2004, Perry Partners LP and Perry Partners International, Inc. made a $20.0 million equity contribution to PAV Republic, Inc. Under the terms and conditions of the Senior Secured Credit Agreement with General Electric Capital Corporation, PAV Republic, Inc. increased its equity investment in Republic Inc. by $20.0 million. The proceeds were used by Republic Inc. to repay its outstanding Perry credit facility.

(11)	Commitments and contingencies

The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal and environmental actions. The Company provides for the costs related to these matters when a loss is probable and the amount is reasonably estimable. Based on information presently known to the Company, management believes that any ultimate liability resulting from these actions will not have a material adverse affect on its consolidated financial position, results of operations or cash flows.

United States Steel Corporation (U.S. Steel) is the Company’s primary supplier of iron ore and coke. U.S. Steel, under various supply agreements, supplied the Company with iron ore and coke for the years 2004, 2005 and 2006. Under the current coke agreement, effective November 30, 2006, U.S. Steel has agreed to supply the Company with coke through 2007. An agreement with U.S. Steel for iron ore for the first quarter of 2007 was reached on August 30, 2006. The Company is currently working to develop additional sources for these raw materials.

On October 11, 2004 the Company’s Board of Directors approved the installation of a new five-strand combination billet/bloom caster and associated equipment at the Canton, Ohio facility. The Company began the preparation for installation of the new equipment in December 2004. The caster was installed to allow flexibility in melt capacity to take advantage of volatile raw material prices and to capture potential semi-finished business. The project was completed during June 2006 and the caster was put into production. Project costs of $56.0 million were reclassified from construction-in-progress to buildings and improvements and machinery and equipment upon completion. On June 30, 2006, the Company decided to temporarily idle the caster based on sufficient alternative melt capacity. The caster will restart when commodity price and business conditions warrant.

In 2003, REPH, LLC’s (the predecessor to PAV) operations were negatively impacted by the loss of one of two blast furnaces located in Lorain, Ohio. As a result, REPH, LLC filed business interruption and property damage insurance claims. See note 16.

(12) Environmental matters

As is the case with most steel producers, the Company could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Company’s facilities. The reserve to cover probable environmental liabilities, as well as anticipated compliance activities, totaling $5.1 million was recorded as of June 30, 2004. The current and non-current portions of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated balance sheet. The Company is not otherwise aware at this time of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Company’s facilities for which the establishment of an additional reserve would be appropriate at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

(13)	Obligation to administer USWA benefits

The Company has an agreement with the USWA to administer health insurance benefits to the Company’s USWA employees while on layoff status and to administer payment of monthly contributions to the Steelworker’s Pension Trust on behalf of local union officials while on union business. To fund this program the USWA provided an initial cash contribution of $3.0 million. As of June 30, 2004, the balance of this cash account totaled $2.8 million. Expenditures from this account are used to provide health insurance to laid-off USWA employees. The Company has agreed to continue to administer this program until the fund is exhausted. The Company will provide the USWA with periodic reports regarding the financial status of the fund. At June 30, 2004, the cash account balance is included in other assets and the related liability is included in other long-term liabilities in the accompanying consolidated balance sheet.

(14)	Disclosures about fair value of financial instruments and significant group concentration of credit risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)	Cash equivalents

The carrying amount approximates fair value because of the short maturity of these investments.

(b)	Revolving credit facilities

Since these borrowings are based on short-term interest rates available to the Company, the estimated fair values of these financials instruments approximate their recorded carrying amounts.

(c)	Long-term debt

The fair values of the Company’s long-term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. The estimated fair value approximates the carrying value of the long-term debt.

(15)	Insurance proceeds

In 2003, REPH LLC’s operations were negatively impacted by the loss of one of two blast furnaces in Lorain, Ohio. As a result, REPH LLC filed business interruption and property damage insurance claims. PAV acquired the right to reimbursement from insurance claims for damage incurred to the #3 blast furnace under the terms of the asset purchase agreement in connection with acquisition of REPH LLC by PAV effective December 19, 2003.

During the period January 1, 2004 to June 30, 2004, $13.6 million of insurance proceeds were received. The Company recorded the receipt of the insurance proceeds and reduced non-current assets by $13.6 million.

(16)   Subsequent event

Effective July 22, 2005, SimRep Corporation (SimRep) acquired 100% of the outstanding stock of PAV for a cash purchase price of $229.0 million (the PAV acquisition). Industrias CH, S.A. de C.V. (Industrias CH), Controladora Simec, S.A. de C.V. (Controladora) and Pacific Steel, Inc. (Pacific) own 49.8%, 47.6% and 2.6%, respectively, of the stock of SimRep. The stock purchase agreement provides that, in the event the Company receives future reimbursement from the insurance claim relating to damage incurred to a blast furnace located at the Lorain, Ohio facility in 2003, a portion will be paid to PAV’s shareholders.

On April 24, 2006, a Settlement Agreement and Release was reached for approximately $58.0 million. Approximately, $38.4 million, net of the $19.8 million payment to PAV’s former shareholders, were received by SimRep as a result of the Settlement and Release.

The GE credit facility (see note 6) was amended, effective during July 2005, to obtain the lenders consent for the acquisition of PAV by SimRep and for certain other related changes. Effective November 1, 2005, the GE credit facility was amended to reduce the borrowing capacity from $250.0 million to $150.0 million to eliminate unnecessary liquidity and to provide for certain other changes. Also as part of the November 1, 2005 amendment and through the end of 2005, the base rate margins were fixed at 0.00% for Index Margins and 1.00% on LIBOR margins. Commencing on January 1, 2006, the applicable margins were adjusted from 0.00% to 0.25% for index rate loans and from 0.875% to 1.25% for LIBOR loans based on the average daily availability in the prior quarter. The new agreement also varied the margins on the unused facility fee from 0.50% to 0.375%. Based on the fourth quarter 2005 average daily availability, the initial margins for 2006 are 0.00% for the index margin, 0.875% for the LIBOR margin, 0.500% for the unused facility fee margin, and 0.875% for the applicable letter of credit margin. The capital expenditures limit was increased to $100.0 million with the amendment dated November 1, 2005.

Unaudited Pro Forma Condensed Combined Statements of Operations

On July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through the Company’s subsidiary SimRep Corporation, a U.S. company. Such transaction was valued at USD 245 million where USD 229 million corresponds to the purchase price and USD 16 million, to the direct cost of the business combination. The Company contributed USD 123 million to acquire 50.2% of the representative shares of SimRep Corporation and Industrias CH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from Republic through a stock purchase agreement. Under the terms of the stock purchase agreement, the Company acquired the right to a portion of the reimbursement from an unresolved insurance claim. On April 24, 2006 a Settlement Agreement and Release was reached and approximately Ps. 407 million, net of payment to Predecessor’s shareholders of Ps. 211 and professional fees, has been received by the Company. Due to the reimbursement, the Company changed the final purchase accounting adjustment to reflect the fair value of the assets acquired and liabilities assumed.

The unaudited proforma condensed combined statements of income for the six months ended June 20, 2005, and for the year ended December 31, 2005, give effect to Republic’s acquisition as if it had occurred on January 1, 2005. Each are reconciled from Mexican GAAP to US GAAP.

As a result of the acquisition of Republic, an analysis of information regarding Simec’s results of operations for 2005, including Republic’s six plants, over a six-month period and for the full year, as if the plants had been incorporated into the Company since the beginning of the year (unaudited information) is as follows:

Unaudited Pro Forma Condensed Combined Statements of Income
For the Six Months Ended June 30, 2005
(Thousands of Constant Mexican pesos as of June 30, 2006,
except earnings per share figures)

		Simec as reported	PAV Republic(1)	Proforma adjustments		Simec Pro Forma
Net sales	Ps.	3,573,182	8,815,639	-		12,388,821
Direct Cost of Sales		2,326,363	7,660,786	-		9,987,149
Marginal Profit		1,246,819	1,154,853	-		2,401,672
Indirect overhead, selling, general and administrative expenses		374,630	453,069	23,491	(2)	851,190
Operating income		872,189	701,784	(23,491)		1,550,482
Comprehensive financing cost:
Interest expense income , net		8,454	(90,201)	4,984	(3)	(76,763)
Foreign exchange loss, net		(35,926)	-			(35,926)
Monetary position loss		(7,601)	-			(7,601)
Comprehensive financial result, net		(35,073)	(90,201)	4,984		(120,290)
Other income, net		7,633	26,583	-		34,216
Income before income tax, statutory employee profit sharing and minority interest		844,749	638,166	(18,507)		1,464,408
Income tax
Current		73,324	245,400	-		318,724
Deferred		24,160	(12,650)	(6,940)	(4)	4,570
Total income tax		97,484	232,750	(6,940)		323,294
Net consolidated income	Ps.	747,265	405,416	(11,567)	(5)	1,141,114

Allocation of net income
Minority interest		-	201,816	(5,758)	(6)	196,058
Majority interest	Ps.	747,265	203,600	(5,809)	(6)	945,056
	Ps.	747,265	405,416	(11,567)		1,141,114

Earnings per share:
Weighted average shares outstanding		405,209,451				405,209,451
Earnings per share (pesos)		Ps. 1.84				2.33

Unaudited Pro Forma Condensed Combined Statements of Income
For the Year Ended December 31, 2005
(Thousands of Constant Mexican pesos as of June 30, 2006,
except earnings per share figures)

		Simec as reported	PAV Republic(1)	Proforma adjustments	Simec Pro Forma
Net sales	Ps.	12,966,627	9,414,099		22,380,726
Direct Cost of Sales		10,370,940	8,185,160		18,556,100
Marginal Profit		2,595,687	1,228,939		3,824,626
Indirect overhead, selling, general and administrative expenses		1,018,105	540,268	26,362(2)	1,584,735
Operating income		1,577,582	688,671	(26,362)	2,239,891
Comprehensive financing cost:
Interest (expense) income , net		(15,728)	(97,114)	5,593(3)	(107,249)
Foreign exchange (loss) gain, net		(75,279)	-		(75,279)
Monetary position loss		(53,663)	2,007		(51,656)
Comprehensive financial result, net		(144,670)	(95,107)	5,593	(234,184)
Other income (expenses), net		55,489	(10,398)		45,091
Income before income tax, statutory employee profit sharing and minority interest		1,488,401	583,166		2,050,798
Income tax
Current		79,294	152,759		232,053
Deferred		111,718	54,394	(7,792(4))	158,320
Total income tax		191,012	207,153	(7,792)	390,373
Net consolidated income	Ps.	1,297,389	376,013	(12,977(5))	1,660,425

Allocation of net income
Minority interest	Ps.	17,491	187,179	(6,460(6))	198,210
Majority interest		1,279,898	188,834	(6,517(6))	1,462,215
	Ps.	1,297,389	376,013	(12,977)	1,660,425
Earnings per share:
Weighted average shares outstanding		413,788,797			413,788,797
Earnings per share (pesos)		3.09			3.53

(1) This column shows the income statement of Pav Republic for the six-month period ended June 30, 2005 and for the period from January 1, 2005 to July 22, 2005.

(2) The increase in the expenses is driven by two components; the first one is the decrease of the stock compensation expense of $60,053 that was recorded during the period January 1, 2005 through July 22, 2005 and $53,512 during the period January 1, 2005 through June 30, 2005. The company terminated the stock compensation plan at the time of the purchase and provided no additional compensation to employees to replace this lost benefit. The Company made the assumption that the stock compensation recognized during the period January 1, 2005 - July 22, 2005 would not be recorded if the purchase would have taken place on January 1, 2005. The second component is an increase in depreciation and amortization expense of $86,415 and $77,003 for the periods January 1, 2005 through July 22, 2005 and January 1, 2005 through June 30, 2006 respectively, due to the purchase price allocation to intangibles related to Republic’s Union Agreement, Kobe Tech, Customer Relationships and Republic trade name being recorded at the time of purchase, the Company made the assumption that Republic would have booked this entry as of January 1, 2005 and the Company recorded an additional seven months of amortization expense.  Also, the depreciation expense was adjusted as if the allocation of the purchase price would have taken place on January 1, 2005.  The value of the plant, property and equipment increased and depreciation expense increased accordingly.

(3) Due to the allocation of the purchase price to the deferred financing costs related to the Perry Note and the GE revolver (both items were subject to a decrease in the cost basis) as of July 22, 2005, the Company adjusted the amortization expense to reflect the decrease in cost basis as if the purchase would have occurred on January 1, 2005.

(4) The Company adjusted the income tax expense to reflect the change in net income due to the decrease in selling, general and administrative expenses, increase in depreciation and amortization and decrease in interest expense described above at a rate of 37.5% which was the effective income tax rate of the company.

(5) The effect in the net income reflects the change due to the decrease in selling, general and administrative expenses, increase in depreciation and amortization, decrease in interest expense and decrease in the income tax expense, described above.

(6)The adjustment in the minority interest reflecting Industrias CH’s 49.8% interest in Republic.

SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED RECONCILIATION OF MEXICAN GAAP NET INCOME TO US GAAP NET INCOME
For the Six Months Ended June 30, 2005
(Thousands of Constant Mexican pesos as of June 30, 2006,
except earnings per share figures)

		Simec as reported	PAV Republic	Proforma adjustments	Simec Pro Forma
Net income as reported under Mexican GAAP	Ps.	747,265	405,416	(11,567)	1,141,114
U.S. GAAP Adjustments:
Inventory indirect costs		(2,817)			(2,817)
Depreciation on restatement of machinery and equipment		(11,951)			(11,951)
Deferred income taxes		(4,802)			(4,802)
Deferred employee profit sharing		47			47
Pre-operating expenses, net		14,326			14,326
Amortization of gain from monetary position and exchange loss capitalized under Mexican GAAP		3,620			3,620
Minority interest			(201,816)	5,758	(196,058)
Total U.S. GAAP adjustments		(1,577)	(201,816)	5,758	(197,635)
Net income under U.S. GAAP	Ps.	745,688	203,600	(5,809)	943,479
Weighted average outstanding basic after split		405,209,451			405,209,451
Net earnings per share (pesos) after split	Ps.	1.78			2.25

SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED RECONCILIATION OF MEXICAN GAAP NET INCOME TO US GAAP NET INCOME
For the Year Ended December 31, 2005
(Thousands of Constant Mexican pesos as of June 30, 2006,
except earnings per share figures)

		Simec as reported	PAV Republic	Proforma adjustments	Simec Pro Forma
Net income as reported under Mexican GAAP	Ps.	1,297,389	376,013	(12,977)	1,660,424
U.S. GAAP adjustments:
Inventory indirect costs		(3,958)			(3,958)
Depreciation on restatement of machinery and equipment		(24,820)			(24,820)
Deferred income taxes		(5,696)			(5,696)
Deferred employee profit sharing		46			46
Pre-operating expenses, net		26,023			26,023
Amortization of gain from monetary position and exchange loss capitalized under Mexican GAAP		7,239			7,239
Minority interest		(17,491)	(187,179)	6,460	(198,210)
Total approximate U.S. GAAP adjustments		(18,657)	(187,179)	6,460	(199,376)
Approximate net income under U.S. GAAP	Ps.	1,278,723	188,834	(6,517)	1,461,048
Weighted average outstanding basic after split		413,788,797			413,788,797
Net earnings per share (pesos) after split	Ps.	3.09			3.53

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. ( PARENT COMPANY ONLY)

Condensed Balance Sheets

December 31, 2005 and 2004

(Thousands of constant Mexican pesos as of June 30, 2006)

Assets	2005	2004

Current assets:
Cash and cash equivalents	$1,864	18,584

Accounts receivable:
Related parties	433,110	240,338
Other receivables	441	493

Total accounts receivable, net	433,551	240,831

Total current assets	435,415	259,415

Long term account receivables to subsidiary companies	881,114	1,742,189

Investment in subsidiary companies	6,343,251	4,691,414

Property, net	177,975	181,089

Deferred Income Tax	10,445	18,645

	$7,848,200	6,892,752

Liabilities and stockholders' equity

Current liabilities:
Current installments of long-term debt	$3,276	3,538
Other accounts payable and accrued expenses	19,380	19,917
Accounts payable to related parties	4,547	971
Deferred revenue for leasing	-	21,356

Total liabilities	27,203	45,782

Stockholders' equity:
Capital stock	3,476,499	3,408,488
Additional paid-in-capital	845,018	682,066
Contributions for future capital stock increases	-	230,310
Retained earnings	4,519,677	3,239,778
Cumulative deferred income tax	(905,828)	(905,828)
Equity adjustment for non-monetary assets	(154,723)	179,309
Fair value of derivative financial instruments	40,354	12,847

Total stockholders' equity	7,820,997	6,846,970

	$7,848,200	6,892,752

See accompanying notes to consolidated financial statements.

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. ( PARENT COMPANY ONLY)

Condensed Statements of Income

Years ended December 31, 2005, 2004 and 2003

(Thousands of constant Mexican pesos as of June 30, 2006)

	2005	2004	2003

Income:
Equity in results of subsidiary companies	$1,186,601	1,390,990	261,005
For leasing	21,074	10,821	-

Total of income	1,207,675	1,401,811	261,005

Costs and expenses:
Depreciation	4,759	2,240	-
Administrative	4,606	1,467	3,401

Total costs and expenses	9,365	3,707	3,401

Operating income	1,198,310	1,398,104	257,604

Comprehensive financing result:
Interest expense	(321)	(388)	(719)
Interest income	157,734	170,709	166,682
Foreign exchange (loss) gain, net	(167)	4,606	423
Monetary position loss	(60,610)	(131,048)	(99,580)

Comprehensive financial result, net	96,636	43,879	66,806

Other (expenses) income, net:	(190)	7,554	(2,003)

Income before income tax	1,294,756	1,449,537	322,407

Income tax	6,658	0	0
Deferred income tax	8,199	(13,134)	(1,884)

Net income	$1,279,899	1,462,671	324,291

See accompanying notes to consolidated financial statements.

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. ( PARENT COMPANY ONLY)

Condensed Statement of Changes in Financial Position

Years ended December 31, 2005, 2004 and 2003

(Thousands of constant Mexican pesos as of June 30, 2006)

	2005	2004	2003

Operating activities:
Net income	$1,279,899	1,462,671	320,522
Add (deduct) items not requiring the use of resources
Depreciation	4,759	2,240	-
Equity in net results of subsidiary companies	(1,186,601)	(1,390,990)	(261,005)
Deferred income tax	8,199	(13,134)	1,886

Funds provided by operations	106,256	60,787	61,403

Net changes in operating assets and liabilities:
Short term of subsidiaries companies, net	(189,196)	208,939	67,558
Other accounts receivable, net	52	(375)	(6)
Other accounts payable and accrued expenses	(537)	5,838	(433)
Deferred revenue for leasing	(21,356)	21,356	-

Funds (used in) provided by operating activities	(104,781)	296,545	128,522

Financing activities:
Increases in capital stock	0	24,693	392,351
Contributions for future capital stock increases	-	230,310	-
Tax on assets	-	(1,715)	170
Long term account receivables to subsidiary companies	861,075	548,921	(496,809)

Funds provided by financing activities	861,075	802,209	(104,288)

Investing activities:
Acquisition of property	(1,645)	(183,329)	-
Investment in subsidiary companies	(771,369)	(917,922)	(3,307)

Funds used in investing activities	(773,014)	(1,101,251)	(3,307)

Net (decrease) increase in cash and equivalents	(16,720)	(2,497)	20,927

Cash and equivalents:
At beginning of year	18,584	21,081	154

At end of year	$1,864	18,584	21,081

See accompanying notes to consolidated financial statements.

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. (Parent Company Only)
Condensed statements of changes in financial position
Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of June 30, 2006)

1	Organization of the Company and certain other information:

The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

Information with respect to the Company's material contingencies are presented in note 16 of the consolidated financial statements.

Exhibit I

UNAUDITED FINANCIAL INFORMATION AS OF AND FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

Set forth below is our unaudited financial information as of September 30, 2006 and for the three months and nine months ended September 30, 2006 and 2005. This financial information has been prepared in accordance with Mexican GAAP and is presented in constant pesos with purchasing power as of September 30, 2006. This unaudited financial information includes all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation of this financial information. You should read this unaudited financial information together with our audited consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, which are included elsewhere in this prospectus. Since this unaudited financial information is presented in constant Mexican pesos with purchasing power as of September 30, 2006, it is not directly comparable to the financial information presented elsewhere in this prospectus, which, unless otherwise stated, is presented in constant Mexican pesos with purchasing power as of June 30, 2006. The financial information presented elsewhere in this prospectus stated in constant Mexican pesos with purchasing power as of June 30, 2006 would require the application of a restatement factor of 1.018 for such financial information to be comparable with this unaudited financial information. We do not believe that the application of such factor represents a material change in the purchasing power of the Mexican peso during this period. The NCPI increased 2.47% from December 31, 2005 to September 30, 2006 and increased 1.8% from June 30, 2006 to September 30, 2006.

This information does not contain all the information and disclosures normally included in interim financial statements prepared in accordance with Mexican GAAP. We have not undertaken a U.S. GAAP reconciliation as of September 30, 2006 or the three months or nine months ended September 30, 2006 and 2005.

The financial information includes the consolidation of Republic from July 22, 2005. Period to period comparison of our results of operation is made more difficult as a result of the inclusion of financial information relating to the acquisition of Republic only from July 22, 2005.

Summary Consolidated Unaudited Financial Information

	Three months ended September 30,			Nine months ended September 30,
	2005	2006	% Change	2005	2006	% Change
	(Millions of constant pesos with purchasing power as of September 30, 2006) (except per share data, percentages and ratios)
Income Statement Data:
Mexican GAAP:
Net sales	4,677	5,561	18.9%	8,315	17,688	112.7%
Direct cost of sales	3,890	4,420	13.6%	6,259	14,276	128.1%
Marginal profit	787	1,141	45.0%	2,056	3,412	65.9%
Indirect manufacturing, selling, general and administrative expenses	214	200	(6.5%)	463	671	44.9%
Depreciation and amortization	94	109	15.9%	227	314	38.3%
Operating income	479	832	73.7%	1,366	2,427	77.7%
Comprehensive financing (cost) income	(53)	(55)	3.8%	(89)	(9)	(89.9%)
Other income (expense), net	8	(6)	(175.0%)	16	27	68.7%
Income before taxes and employee profit sharing	434	771	77.6%	1,293	2,445	89.1%
Income tax expense and employee profit sharing	56	236	321.4%	155	343	121.3%
Net income	378	535	41.5%	1,138	2,102	84.7%
Allocation of net income:
Minority interest	31	56	80.6%	31	253	716.1%
Majority interest	347	479	38.0%	1,107	1,849	67.0%
Net income per share	0.84	1.14	35.7%	2.71	4.40	62.4%
Net income per ADS (1)	2.52	3.41	35.3%	8.14	13.21	62.2%
Weighted average shares outstanding (thousands)(2)	413,789	421,215		408,101	420,045
Weighted average ADSs Outstanding (thousands)	137,930	140,405		136,034	140,015
Operational information:
Annual installed capacity (thousands of tons)	2,847	2,902		2,847	2,902
Tons shipped (thousands of tons)	592	680		1,115	2,050
Mexico	247	250		695	712
United States, Canada and others	345	430		420	1,337
SBQ steel	385	488		554	1,485
Structural and other steel products	207	193		561	565
Per ton (Ps.):
Net sales price per ton	7,900	8,178		7,457	8,628
Cost of sales per ton	6,571	6,500		5,613	6,964
Operating income per ton	809	1,224		1,225	1,184
Adjusted EBITDA per ton(3)	968	1,384		1,429	1,337
Number of employees	4,433	4,303		4,433	4,303

_____________
(1)  Following our three-for-one stock split effective May 30, 2006, one ADS represents three series B shares; previously one ADS represented one series B share.
(2)  For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 13(a) to the audited financial statements at December 31, 2005.
(3)  Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that (i) it does not include taxes, which are a necessary and recurring part of our operations; (ii) it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs; (iii) it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and (iv) it does not include other income and expenses that are part of our net income. Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. We believe that adjusted EBITDA provides a useful measure for investors and analysts to evaluate our performance and compare it with other companies. In making such comparisons, however, you should bear in mind that adjusted EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Three months ended September 30,		Nine Months ended September 30,
	2005	2006	2005	2006
Net income	378	535	1,138	2,102
Depreciation and amortization	94	109	227	314
Financial income (expense)	(53)	(55)	(89)	(9)
Income tax expense and employee profit sharing	56	236	155	343
Other income (expense)	8	(6)	16	27
Adjusted EBITDA	573	941	1,593	2,741
.

Comparison of Nine Months Ended September 30, 2006 and 2005

Net Sales

Our net sales increased 113% to Ps. 17,688 million in the nine-month period ended September 30, 2006 (including net sales of Ps. 11,942 million generated by Republic), compared to Ps. 8,315 million in the same period of 2005 (including net sales of Ps. 2,943 million generated by Republic from July 22 to September 30, 2005). Net sales, excluding sales of Republic increased 7% from Ps. 5,372 million to Ps. 5,746 million due to higher prices for our basic steel products (the average price increased 10% in real terms in the nine-month period ended September 30, 2006 compared to the same period in 2005). Sales in metric tons of steel products increased 84% to 2,049,646 metric tons in the nine-month period ended September 30, 2006 (including 1,258,429 metric tons generated by Republic) compared to 1,115,054 metric tons in the same period of 2005 (including 308,719 metric tons generated by Republic since its acquisition). Sales outside of Mexico (including sales by U.S. subsidiaries) of basic steel products increased 219% to 1,338,029 metric tons in the nine-month period ended September 30, 2006 (including 1,258,429 metric tons generated by Republic) compared to 420,052 metric tons in the same period of 2005 (including 308,719 metric tons generated by Republic since its acquisition). We sell billet only when we cannot use it in our steel production process. We sold 1,388 metric tons of billet in the nine-month period ended September 30, 2006, compared to 13,305 tons of billet in the same period of 2005. The average price of steel products increased 17% in real terms in the nine-month period ended September 30, 2006 compared to the same period in 2005. We attribute this increase to higher prices prevailing in the Mexican steel markets.

Direct Cost of Sales

Our direct cost of sales increased 128% to Ps. 14,276 million in the nine-month period ended September 30, 2006 (including Ps. 10,731 million relating to Republic) compared to Ps. 6,259 million in the same period of 2005 (including Ps. 2,726 million relating to Republic since its acquisition). Direct cost of sales, excluding Republic, remain substantially unchanged reflecting Ps. 3,545 million in the nine-month period ended September 30, 2006 compared to Ps. 3,533 million in the same period of 2005. The average cost of raw materials used to produce a ton of steel products increased 3% in real terms in the nine-month period ended September 30, 2006 compared to the same period of 2005. Direct cost of sales as a percentage of net sales was 81% in the nine-month period ended September 30, 2006 compared to 75% in the same period of 2005. We attribute the higher cost of sales in the nine-month period ended September 30, 2006 primarily to additional direct cost of sales at Republic. The average cost of raw materials used to produce a ton of steel products increased 25% in real terms in the nine-month period ended September 30, 2006 compared to the same period of 2005, primarily resulting from increased raw materials costs at Republic.

Marginal Profit

Our marginal profit increased 66% to Ps. 3,412 million in the nine-month period ended September 30, 2006 (including Ps. 1,211 million relating to Republic) compared to Ps. 2,056 million in the same period of 2005 (including Ps. 217 million relating to Republic since its acquisition). As a percentage of net sales, marginal profit was 19% in the nine-month period ended September 30, 2006 compared to 25% in the same period of 2005. This decrease is the result of the higher cost of sales prevailing at our Republic facilities.

Indirect Manufacturing, Selling, General and Administrative Expenses

Our indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 43% to Ps. 985 million in the nine-month period ended September 30, 2006 (including Ps. 439 million relating to Republic) from Ps. 690 million in the same period of 2005 (including Ps. 120 million relating to Republic since its acquisition). Republic’s indirect manufacturing, selling, general and administrative expenses (which include depreciation and amortization) included in our consolidated results increased 266% from Ps. 120 million to Ps. 439 million, due to the consolidation of Republic’s results for the full nine-month period ended September 30, 2006, whereas in the same period of 2005 we consolidated Republic’s results from July 22 to September 30, 2005. Depreciation and amortization expense, in the nine-month period ended September 30, 2006 increased to Ps. 314 million (including Ps. 113 million relating to Republic) compared to Ps. 227 million in the same period of 2005 (including Ps. 29 million relating to Republic). We attribute this increase to operating expenses from our Republic facilities, which we acquired in July of 2005.

Operating Income

Our operating income increased 78% to Ps. 2,427 million in the nine-month period ended September 30, 2006 (including Ps. 771 million relating to Republic) compared to Ps. 1,366 million in the same period of 2005 (including Ps. 97 million relating to Republic). Republic’s operating income included in our consolidated results increased 695% to Ps. 771 million from Ps. 97 million reflecting the consolidation of Republic’s results for the full nine-month period ended September 30, 2006, whereas in the same period of 2005 we consolidated Republic’s results only from July 22 to September 30, 2005. As a percentage of net sales, operating income decreased from 16% in the nine-month period ended September 30, 2005 to 14% in the nine-month period ended September 30, 2006. We attribute the decrease as a percentage of net sales to the higher cost of sales prevailing at our Republic facilities.

Financial Income (Expense)

We recorded financial expense of Ps. 9 million in the nine-month period ended September 30, 2006 compared to financial expense of Ps. 89 million in the same period of 2005. We recorded an exchange loss of approximately Ps. 16 million in the nine-month period ended September 30, 2006 compared to an exchange loss of Ps. 72 million in the same period of 2005, reflecting a 2.2% decrease in the value of the peso compared to the dollar in the nine-month period ended September 30, 2006 compared to a 3.7% increase in the value of the peso versus the dollar in the same period of 2005. Net interest income was Ps. 28 million in the nine-month period ended September 30, 2006 versus net interest income of Ps. 1 million in the same period of 2005. We recorded a loss from monetary position of Ps. 21 million in the nine-month period ended September 30, 2006 compared to a loss from monetary position of Ps. 18 million in the same period of 2005, reflecting the domestic inflation rate of 2.47% in the nine-month period ended September 30, 2006 as compared to a 1.72% inflation rate in the same period of 2005. We attribute the decrease in financial income less exchange loss due to a decrease in the value of the Mexican peso relative to the dollar and to higher net interest income due in part to our low level of debt.

Other Income (Expense), Net

We recorded other income, net, of Ps. 27 million in the nine-month period ended September 30, 2006 compared to other income, net, of Ps. 16 million in the same period of 2005.

Income Tax and Employee Profit Sharing

We recorded an income tax provision of Ps. 343 million for income tax and employee profit sharing in the nine-month period ended September 30, 2006 (including a decrease in the provision of Ps. 160 million with respect to deferred income tax) compared to a provision of Ps. 155 million in the same period of 2005 (including an increase in the provision of Ps. 91 million with respect to deferred income tax). This provision increased due to higher net sales, operating income and financial income.

Our effective tax rate was 12% and 14% for the nine-month periods ended September 30, 2005 and 2006, respectively. For the nine month period ended September 30, 2005, our effective tax rate was lower than the 30% applicable tax rate in Mexico. Our effective tax rate was lower mainly because in 2005 we recognized a tax benefit from future non-accumulation of our inventory balance at December 31, 2004 due to the spin-off of our subsidiary, COSICA. In addition, our 2005 effective tax rate was lower due to a decrease in our deferred assets valuation allowance resulting from an improved recovery of these assets. For the nine month period ended September 30, 2006, our effective tax rate was lower than the 29% and 35% tax rates applicable in Mexico and the United States, respectively, mainly because in 2006 we amortized all of our deferred tax credit which constituted non-taxable income.

Net Income

As a result of the foregoing, we recorded net income of Ps. 1,849 million in the nine-month period of 2006 compared to net income of Ps. 1,108 million in the same period of 2005. We attribute this increase primarily to net income from our Republic facilities and higher net income at our facilities in Mexico.

Liquidity and Capital Resources

Net resources provided by operations were Ps. 1,359 million in the nine-month period ended September 30, 2006 versus Ps. 1,242 million of net resources provided by operations in the same period of 2005. Net resources used in financing activities were Ps. 114 million in the nine-month period ended September 30, 2006 (which amount includes the prepayment of Ps. 399 million (U.S. $37.7 million) of Republic’s bank debt and a capital contribution of certain of our minority shareholders of Ps. 124 million) versus Ps. 1,604 million of net resources provided by financing activities in the same period of 2005. Net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds from insurance claim) were Ps. 190 million in the nine-month period ended September 30, 2006 versus net resources used in investing activities of Ps. 2,816 million in the same period of 2005 including the acquisition of Republic facilities.

The following pages contains Condensed Consolidated Financial Information of Grupo Simec, S.A.B. de C.V. and Subsidiaries as of December 31, 2005 and September 30, 2006 and for the three-month and nine-month periods ended September 30, 2005 and 2006.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(Thousands of constant Mexican Pesos with purchasing power as of September 30, 2006)

		Audited	Unaudited
		December 31,	September 30,
Assets		2005	2006
Current assets:
Cash and cash equivalents	Ps.	213,185	1,648,802
Accounts receivable, net		2,667,544	2,673,682
Inventories, net		3,726,390	4,652,439
Derivative financial instruments		58,512	20,831
Prepaid expenses and other current assets		234,370	142,306
Total current assets		6,900,001	9,138,060

Property, plant and equipment, net		7,243,066	7,289,715
Other assets and deferred charges, net		708,084	579,373
Total Assets	Ps.	14,851,151	17,007,148

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	Ps.	21,413	181,790
Accounts payable and accrued liabilities		2,742,752	2,704,831
Total current liabilities		2,764,165	2,886,621

Long-term debt		398,598	-
Other long-term liabilities		346,077	105,177
Deferred taxes		1,540,314	1,773,359
Total long-term liabilities		2,284,989	1,878,536
Total liabilities		5,049,154	4,765,157

Stockholders' equity
Capital stock		3,539,076	3,575,911
Additional paid-in-capital		860,228	947,917
Retained earnings		4,601,031	6,449,767
		9,000,335	10,973,595
Other accumulated comprehensive (loss) income items		(1,038,561)	(967,668)
Majority stockholders' equity		7,961,774	10,005,927
Minority interest		1,840,223	2,236,064

Total stockholders' equity		9,801,997	12,241,991
Total liabilities and stockholders' equity	Ps.	14,851,151	17,007,148

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Income
(Thousands of constant Mexican Pesos with purchasing power as of September 30, 2006, except earnings per share figures)

Unaudited
Three months ended September 30,
		2005	2006
Net sales	Ps.	4,677,464	5,561,063
Direct cost of sales		3,890,433	4,420,046
Marginal profit		787,031	1,141,017

Indirect overhead, selling, general and administrative expenses		308,391	308,587
Operating income		478,640	832,430

Comprehensive financing result:
Interest (expense) income, net		(6,972)	13,298
Foreign exchange loss, net		(35,240)	(35,245)
Monetary position loss		(10,782)	(33,217)
Comprehensive financing cost, net		(52,994)	(55,164)

Other income (expense), net		7,955	(6,238)
Income before income tax and employee profit sharing		433,601	771,028

Income tax:
Current		(10,503)	331,597
Deferred		66,252	(95,174)
Total income tax		55,749	236,423
Net consolidated income	Ps.	377,852	534,605

Allocation of net income:
Majority interest	Ps.	346,929	478,641
Minority interest		30,923	55,964
	Ps.	377,852	534,605
Earnings per share:
Weighted average shares outstanding		413,788,797	421,214,706
Earnings per share	Ps.	0.84	1.14

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income
(Thousands of constant Mexican Pesos with purchasing power as of September 30, 2006, except earnings per share figures)

		Unaudited
		Nine months ended September 30,
		2005	2006
Net sales	Ps.	8,314,963	17,687,953
Direct cost of sales		6,258,671	14,276,220
Marginal profit		2,056,292	3,411,733

Indirect overhead, selling, general and administrative expenses		689,764	984,634
Operating income		1,366,528	2,427,099

Comprehensive financing result:
Interest income, net		1,634	28,407
Foreign exchange loss, net		(71,813)	(16,312)
Monetary position loss		(18,520)	(21,435)
Comprehensive financing (cost) income, net		(88,699)	(9,340)

Other income, net		15,725	27,099
Income before income tax and employee profit sharing		1,293,554	2,444,858

Income tax:
Current		64,141	502,853
Deferred		90,847	(159,602)
Total income tax		154,988	343,251
Net income	Ps.	1,138,566	2,101,607

Allocation of net income:
Majority interest	Ps.	1,107,643	1,848,736
Minority interest		30,923	252,871
	Ps.	1,138,566	2,101,607
Earnings per share:
Weighted average shares outstanding		408,100,659	420,045,057
Earnings per share	Ps.	2.71	4.40

EXHIBIT I
Unaudited Pro Forma Condensed Combined Statements of Income

The unaudited proforma condensed combined statements of income for the nine months and three months ended September 30, 2005, give effect to Republic’s acquisition as if it had occurred on January 1, 2005.

	Three months-ended September 30,			Nine months ended September 30,
	Pro Forma			Pro Forma
	2005	2006	% Change	2005	2006	% Change

Income Statement Data:
Mexican GAAP:
Net sales	5,412	5,561	2.8%	18,024	17,688	(1.9%)
Direct cost of sales	4,574	4,420	(3.4%)	14,741	14,276	(3.2%)
Marginal profit	838	1,141	36.2%	3,283	3,412	3.9%
Indirect manufacturing, selling, general and administrative expenses	316	200	(36.7%)	1,036	671	(35.2%)
Depreciation and amortization	96	109	13.5%	243	314	29.2%
Operating income	426	832	95.3%	2,004	2,427	21.1%
Financial (expense)	(47)	(55)	17.0%	(170)	(9)	(94.7%)
Other income (expense), net	11	(6)	(154.5%)	46	27	(41.3%)
Income before taxes employee profit sharing	390	771	97.7%	1,880	2,445	30.1%
Income tax expense and employee profit sharing	29	236	713.8%	358	343	(4.2%)
Net income	361	535	48.2%	1,523	2,102	38.0%
Minority interest	30	56	86.7%	230	253	10.0%
Majority interest	331	479	44.7%	1,293	1,849	43.0%
Net income per share	0.80	1.14	42.5%	3.17	4.40	38.8%
Net income per ADS (1)	2.40	3.41	42.1%	9.50	13.21	38.9%
Weighted average shares outstanding (thousands)(2)	413,789	421,215		408,101	420,045
Weighted average ADSs Outstanding (thousands)	137,930	140,405		136,034	140,015

Operational information:
Annual installed capacity	2,847	2,902		2,847	2,902
Tons shipped	678	680		2,078	2,050
Mexico	297	250		695	712
United States, Canada and others	431	430		1,383	1,337
SBQ steel	471	488		1,517	1,485
Structural and other steel products	208	193		561	565
Per ton:
Net sales per ton	7,982	8,178		8,674	8,628
Cost of sales per ton	6,746	6,500		7,094	6,964
Operating income per ton	628	1,224		964	1,184
Adjusted EBITDA per ton(3)	770	1,384		1,081	1,337
Number of employees	4,433	4,303		4,433	4,303

(1)	Following our stock split effective May 30, 2006, one ADS represents three series B shares; previously one ADS represented one series B share.
(2)
For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 13(a) to the audited financial statements at December 31, 2005.

(3)
Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income (loss) excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that (i) it does not include taxes, which are a necessary and recurring part of our operations; (ii) it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs; (iii) it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and (iv) it does not include other income and expenses that are part of our net income. Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. We believe that adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. In making such comparisons, however, you should bear in mind that adjusted EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of operating income to adjusted EBITDA is as follows:

	Three months ended September 30,		Nine Months ended September 30,
	2005	2006	2005	2006
Net income	361	535	1,523	2,102
Depreciation and amortization	96	109	243	314
Financial income (expense)	(47)	(55)	(170)	(9)
Income tax expense and employee profit sharing	29	236	358	343
Other income (expense)	11	(6)	46	27
Adjusted EBITDA	522	941	2,248	2,741
.

Unaudited Pro Forma Condensed Combined Statements of Income

On July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through the Company’s subsidiary SimRep Corporation, a U.S. company. Such transaction was valued at $245 million where $229 million corresponds to the purchase price and $16 million, to the direct cost of the business combination. The Company contributed $123 million to acquire 50.2% of the representative shares of SimRep Corporation and Industrias CH, the Company’s parent, acquired the remaining 49.8%. SimRep then acquired all the shares from Republic through a stock purchase agreement. Under the terms of the sock purchase agreement, the Company acquired the right to a portion of the reimbursement from an unresolved insurance claim. On April 24, 2006 a Settlement Agreement and Release was reached and approximately Ps. 414 millions, net of payment to the predecessor’s shareholders of Ps. 215 million and professional fees, has been received by the Company. Due to the receipt, the Company changed the final purchase accounting adjustment to reflect the fair value of the assets acquired and liabilities assumed.

The unaudited proforma condensed combined statements of income for the nine months ended September 30, 2005, give effect to Republic’s acquisition as if it occurred on January 1, 2005.

Unaudited Pro Forma Condensed Combined Statements of Income
For the Nine Months Ended September 30, 2005
(Thousands of Constant Mexican pesos as of September 30, 2006, except earnings per share figures)

		Simec as reported		PAV Republic (1)		Proforma adjustments		Simec Pro Forma
Net sales	Ps.	8,314,963	Ps	9,708,973	Ps.	-	Ps.	18,023,936
Direct Cost of Sales		6,258,671		8,481,988		-		14,740,659
Marginal Profit		2,056,292		1,226,985		-		3,283,277
Indirect overhead, selling, general and administrative expenses		689,764		562,363		26,836	(2)	1,278,963
Operating income		1,366,528		664,622		(26,836)		2,004,314
Comprehensive financing cost:
Interest (expense) income , net		1,634		(102,615)		5,694		(95,287)
Foreign exchange (loss) gain, net		(71,813)		16,077				(55,736)
Monetary position loss		(18,520)		-				(18,520)
Comprehensive financial result, net		(88,699)		(86,538)		5,694	(3)	(169,543)
Other income (expenses), net		15,725		30,399		-		46,124
Income before income tax, statutory employee profit sharing and minority interest		1,293,554		608,483		(21,142)		1,880,895
Income tax
Current		64,141		148,777		-		212,918
Deferred		90,847		62,290		(7,932)	(4)	145,205
Total income tax		154,988		211,067		(7,932)		358,123
Net consolidated income		1,138,566		397,416		(13,210)		1,522,772

Allocation on net income
Minority interest		30,923		197,834		(6,576)		222,181
Majority interest		1,107,643		199,582		(6,634)		1,300,591
	Ps.	1,138,566		397,416		(13,210)	(5)	1,522,772

Earnings per share:
Weighted average shares outstanding		408,100,659						408,100,659
Earnings per share (pesos)		2.71						3.19

(1)	This column shows the income statement of Pav Republic for period from January 1, 2005 to July 22, 2005.
(2)
The increase in the expenses is driven by two components; the first one is the decrease of the stock compensation expense of $61,134. The company terminated the stock compensation plan at the time of the purchase and provided no additional compensation to employees to replace this lost benefit. The company made the assumption that the stock compensation recognized during the period January 1, 2005 - July 22, 2005 would not be recorded if the purchase would have taken place on January 1, 2005. The second component is an increase in depreciation and amortization expense of $87,970, due to the purchase price allocation to intangibles related to Republic’s Union Agreement, Kobe Tech, Customer relationships and Republic trade name being recorded at the time of purchase. The Company made the assumption that Republic would have booked this entry as of January 1, 2005 and the Company recorded an additional seven months of amortization expense. Also the depreciation expense was adjusted as if the allocation of the purchase price would have taken place on January 1, 2005. The value of the plant, property and equipment increased and depreciation expense increased accordingly.

(3)
Due to the allocation of the purchase price to the deferred financing costs related to the Perry Note and the GE revolver (both items were subject to a decrease in the cost basis) as of July 22, 2005, the Company adjusted the amortization expense to reflect the decrease in cost basis as if the purchase would have occurred on January 1, 2005.

(4)
The company adjusted the income tax expense to reflect the change in net income due to the decrease in selling, general and administrative expenses, increase in depreciation and amortization and decrease in interest expense described above at a rate of 37.5% which was the effective income tax rate of Republic.

(5)
The decrease in the net income reflects the change due to the decrease in selling, general and administrative expenses, increase in depreciation and amortization, decrease in interest expense and decrease in the income tax expense, described above.

(6)	The adjustment in the minority interest reflecting Industrias CH’s interest in Republic.

Grupo Simec, S.A.B. de C.V.

52,173,915 Series B shares

Grupo Simec, S.A.B. de C.V.

_______

PROSPECTUS

                            , 2007

_______

Citigroup

Co-Manager
Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors and Officers.

Under Mexican law, when an officer or director of a corporation acts within the scope of his authority, the corporation will be responsible for any resulting liabilities or expenses. In addition, the stockholders of the Registrant have expressly resolved that the Registrant will indemnify and hold harmless each director and officer of the Registrant against liabilities incurred in connection with the offering of the securities registered under this Registration Statement. The Registrant also maintains a directors’ and officers’ insurance policy covering all its directors and certain of its executive officers.

Item 7.  Recent Sales of Unregistered Securities.

During the past three years, the Registrant has not issued or sold any securities that were not registered under the Securities Act.

Item 8.  Exhibits and Financial Statement Schedules.

  (a) Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated By-laws (Estatutos Sociales) of the registrant, English translation*
4.1	Specimen certificate of series B shares, English translation*
4.2
Form of Deposit Agreement among the Registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American depositary receipts, including the form of American depositary receipt*

5.1	Opinion of Mijares, Angoita, Cortés y Fuentes, S.C., Mexican counsel to the registrant, as to the validity of the series B shares
10.1	Stock Purchase Agreement by and among PAV Republic, Inc., The Shareholders of PAV Republic, Inc. and Industrias CH, S.A. de C.V.*
10.2	2007 - 2008 Rounds Supply Agreement by and between Republic Engineered Products, Inc. and United States Steel Corporation*
23.1	Consent of Mancera, S.C., a member of Ernst & Young Global
23.2	Consent of KPMG Cardenas, Dosal, S.C.
23.3	Consent of BDO Hernández Marrón y Cia, S.C., a member of BDO Seidman, LLP
23.4	Consent of KPMG LLP with respect to PAV Republic, Inc.
23.5	Consent of BDO International with respect to PAV Republic, Inc.
23.6	Consent of Mijares, Angoita, Cortés y Fuentes, S.C. (included in exhibit 5.1)
24.1	Powers of Attorney*
* Previously filed.

(b) Financial Statement Schedules:

All supplementary schedules relating to the Registrant are attached beginning at page F-142.

Item 9.  Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The Registrant will provide to the Underwriters at the closing specified in the Underwriting Agreement ADRs in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Guadalajara on January 19, 2007.

Grupo Simec, S.A.B. de C.V.

By:	/s/ Luis García Limón
Luis García Limón
Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 19, 2007:

Signatures	Title

/s/ Luis García Limón Luis García Limón	Director and Chief Executive Officer (Principal Executive Officer)

/s/ José Flores Flores José Flores Flores	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*_______________________________________ Rufino Vigil González	Chairman and Director

*_______________________________________ Raúl Arturo Pérez Trejo	Director

*_______________________________________ Eduardo Vigil González	Director

*_______________________________________ Raúl Vigil González	Director

*_______________________________________ José Luis Rico Maciel	Director

*_______________________________________ Rodolfo García Gómez de Parada	Director

*_______________________________________ Gerardo Arturo Avendaño Guzmán	Director

*_______________________________________ Jaime Vigil Sánchez Conde	Authorized Representative in the United States

*  By: /s/ Luis García Limón
         Luis García Limón
         Attorney-in-Fact